Exhibit 15.2

Notice regarding limitations on Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Report of the Directors contained on pages 1–133 which includes the Business review on pages 1 to 77. Under English law the Directors would be liable to the company, but not to any third party, if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

Report of the Directors

Pages 1–133 inclusive comprise the Report of the Directors that has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that report shall be subject to the limitations and restrictions provided by such law.

Website

GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to GlaxoSmithKline’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

Cautionary statement regarding forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under ‘Risk factors’ on pages 72–77 of this Annual Report.

A number of adjusted measures are used to report the performance of our business. These measures are defined on page 51.

Financial review & risk
Financial review 2011	51
Financial position and resources	60
Financial review 2010	67
Risk factors	72

+ 51 – 77

Front cover (clockwise from top)

Our PHASE programme educates groups about the importance of handwashing in reducing the spread of diseases. (Chris Martin)

A Diskus inhaler, one of the devices that we have developed to deliver inhaled medicines directly to the respiratory system. (Inpress Photography)

Early research into new biopharmaceuticals, including treatments based on antibodies, takes place at our large R&D centre in Stevenage, in the UK. (George Brooks)

More than 12,500 people work in R&D in the search for new medicines, vaccines and consumer healthcare products. (Pierre Charbonneau)

Testing for signs of malaria in children in Tanzania. (Tom Whipps)

Sensodyne Repair & Protect has boosted performance in our Consumer Healthcare business. (Andy Robinson, Photofarm)

GSK Annual Report 2011	01
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

We are a science-led global healthcare company

We make innovative medicines, vaccines and consumer healthcare products that are used by millions of people around the world, allowing them to do more, feel better and live longer.

The products we develop and manufacture and how we do this contributes directly to the health of patients and consumers, and indirectly to the wider well-being of the economy and society.

We have been fundamentally changing in recent years to create a more balanced business to address market challenges and deliver sustainable performance and returns for shareholders. We are committed to generating that performance in a responsible way.

+    visit our website: www.gsk.com

02	GSK Annual Report 2011

Overview
What we do

We are a science-led global healthcare company that researches and develops a broad range of innovative products

Our business

We have three primary areas of business: Pharmaceuticals, Vaccines and Consumer Healthcare. Our objective is to deliver sustainable growth across this portfolio. In 2011, our total turnover was £27.4 billion.

£27.4bn Group turnover

Pharmaceuticals			Vaccines			Consumer Healthcare

£18.7bn	68%		£3.5bn	13%		£5.2bn	19%
Turnover	of Group		Turnover	of Group		Turnover	of Group

Our Pharmaceuticals business develops and makes available medicines to treat a broad range of serious and chronic diseases. Our portfolio is made up of established brands and newer innovative patent-protected medicines.

Our Vaccines business is one of the largest in the world, producing paediatric and adult vaccines against a range of infectious diseases. In 2011, we distributed 1.1 billion doses to 173 countries, of which over 80% were supplied to developing countries.

We develop and market a range of consumer health products based on scientific innovation. We have leading positions in three main categories: Over-the-counter (OTC) medicines, Oral healthcare and Nutritional healthcare. Our portfolio includes a number of well-known brands such as Panadol, Sensodyne, Lucozade and Horlicks.

Sales by therapy area		£m	Sales by vaccine		£m	Sales by category		£m
Respiratory		7,298	Boostrix		192	OTC		2,453
Anti-virals		807	Cervarix		506	Oral healthcare		1,717
Central nervous system		1,721	Fluarix, FluLaval		230	Nutritional healthcare		1,025
Cardiovascular and urogenital		2,740	Flu pandemic		18
Metabolic		362	Hepatitis		688
Anti-bacterials		1,390	Infanrix, Pediarix		690
Oncology and emesis		693	Rotarix		300
Dermatology		1,087	Synflorix		350
ViiV Healthcare (HIV)		1,569	Other		523
Other		1,028

R&D

Our business is sustained through investment in R&D. In 2011 we spent £3.9 billion before major restructuring*, £4.0 billion in total, in our search to develop new medicines, vaccines and innovative consumer products.

We allocate our R&D investment based on our view of the scientific opportunities in different disease areas, our ability to provide significant improvements on existing treatments and the level of returns we can generate.

We also have dedicated research programmes for diseases that affect the developing world. We are one of the few healthcare companies researching both new vaccines and new medicines for all three of the World Health Organization’s priority diseases: HIV/AIDS, malaria and tuberculosis.

£4.0bn	R&D expenditure allocation in 2011
total R&D expenditure in 2011
c.30
assets in late stage pipeline
12%
		£m
estimated internal rate of return from R&D expenditure	1. Pharmaceuticals	3,160
	2. Vaccines	599
	3. Consumer Healthcare	153
	4. Major restructuring	97

		30 – 35 +

*	The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’ and presented in the Consolidated income statement on pages 136 and 137.

Where we do it

GSK Annual Report 2011	03
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Our geographic presence covers more than

100 countries

Our global reach

Since 2008, we have been re-shaping our business to capitalise on the higher growth potential of markets outside Europe and the USA. These territories now account for 38% of our total sales. At the same time, we have restructured our developed markets business to reflect the challenging commercial environment in those markets.

We have a significant global manufacturing and R&D presence with a network of 74 manufacturing sites and large R&D centres in the UK, USA, Spain, Belgium and China.

97,389 Employees

Employees by region

No.
1 USA	16,707
2 Europe	38,696
3 Emerging Markets	29,466
4 Asia Pacific	7,039
5 Japan	3,573
6 Other	1,908
+ 236

Turnover by region

£bn
1 USA	8.7
2 Europe	8.3
3 Emerging Markets	5.3
4 Asia Pacific	1.8
5 Japan	2.3
6 Other	1.0
+ 234

How we’re structured

Our commercial businesses are structured around regional units or areas of focus.

For Pharmaceuticals and Vaccines, we operate in geographical segments that combine these two businesses.

Our Consumer Healthcare business functions as a global unit, as does ViiV Healthcare, the specialist HIV company we founded with Pfizer in 2009.

Other trading turnover includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales.

Turnover by segment
£bn
US Pharmaceuticals and Vaccines	7.0
Europe Pharmaceuticals and Vaccines	5.8
Emerging Markets Pharmaceuticals and Vaccines	3.7
Japan Pharmaceuticals and Vaccines	2.1
Asia Pacific Pharmaceuticals and Vaccines	1.2
ViiV Healthcare	1.6
Other trading	0.8
Consumer Healthcare	5.2

149 +

04	GSK Annual Report 2011

Overview
How we create value

Our business model relies on innovation, intellectual property protection and brand allegiance to deliver sustainable growth

Our business model

New medicines and healthcare products are needed by people across the globe to address the many illnesses such as cancer, diabetes and heart disease that are still not well-controlled or treated. At the same time, scientific research is continuously uncovering new understandings about disease processes and technologies.

These two elements present us with the opportunity to investigate and develop new and improved treatments. We create value by applying science and technology to discover, develop, produce and distribute medicines, vaccines and consumer healthcare products.

Pharmaceuticals and Vaccines

The process of discovering and developing new medicines and vaccines is long and expensive and requires innovation and creativity. Industry development times are typically 10–15 years for new medicines and vaccines, with costs of up to £1 billion for each approved product. The R&D process often involves thousands of patients in trials to investigate the safety and efficacy of potential new treatments.

A critical element of our business model is the protection of the intellectual property we create in developing new treatments and technologies. This protection allows us to generate income for a set period of time, enabling us to recoup our R&D costs and invest in further research.

Patent protection for prescription medicines – as for other inventions – is around 20 years in most Western countries. However, by the time a new medicine is approved for use in patients, a significant proportion of this exclusivity period will have passed. Patents on our products also do not prevent the protection being challenged before they expire.

Once patent protection expires, a medicine is often subject to competition from generic manufacturers who do not have the same R&D overheads and so are able to offer their products at considerably lower prices. Declines in sales following patent expirations are particularly rapid in the USA and Europe. Generic pressures are different in emerging markets, where brand allegiance has a greater influence. In these markets, a known heritage or brand for existing medicines – whether on-patent or not – is valued and provides an opportunity to withstand generic competition.

Vulnerability to generic competition is less marked for vaccines and biopharmaceuticals, including enzymes and monoclonal antibodies. These large molecules are created through different development and manufacturing processes to that of small molecules, and these products are typically more difficult and expensive to manufacture.

The development of generic versions of vaccines and biopharmaceuticals is also subject to different regulatory requirements, such as the requirement to carry out trials in humans. This incurs an additional expense not required in the generic manufacture of small molecules, and therefore places a further barrier to generic competition.

Consumer Healthcare

Intellectual property protection is not the same for consumer healthcare products. Our Consumer Healthcare business relies on product innovation, brand loyalty and trademark protection to be competitive and create value. Development timelines for new consumer healthcare products are significantly shorter than for pharmaceuticals and vaccines and the pace of innovation is rapid. The application of science and consumer insights are key to driving successful product innovation for consumer brands.

Pharmaceutical discovery and development process

GSK Annual Report 2011	05
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Why we are different

We have fundamentally changed our business and our culture to help us grow and improve our performance. Our approach is now one of openness to challenge and innovation. This affects the way we do business, the way we work with external groups and our relationship with our employees. For our employees, the positive impact their contribution makes to people’s lives is one of their key motivators to working at GSK.

Breadth of business

We have a broad-based and balanced business across pharmaceuticals, vaccines and consumer healthcare products. Our Pharmaceuticals and Vaccines businesses include both established brands and new innovative patent-protected medicines. We have many category-leading brands in our Consumer Healthcare business.

This diverse portfolio provides us with a range of products to drive our business in innovation-driven markets such as the USA and Japan. It also provides us with good opportunities for growth in emerging markets, where rapidly developing economies are expanding the number of people with access to healthcare treatments.

The changes we have made to the shape of our business are intended to provide broadly-sourced sales growth and provide greater resilience in the face of market challenges, such as the loss of patent protection or government austerity measures.

New ways of working

We have fundamentally changed our R&D organisation to deliver a large and diverse late-stage pipeline and a discovery organisation structure that can sustain a flow of innovative new medicines and vaccines.

To do this, we have broken up the traditional hierarchical pharmaceutical R&D business model, creating instead smaller units to encourage greater entrepreneurialism and accountability for our scientists.

We are striving to develop new partnerships and approaches, adopting a different mindset, that is more innovative, open-minded, flexible, and consultative. We value the new and different perspectives that other groups can bring to our thinking. We are open to working with research charities, academia, companies and non-governmental organisations. We are also increasing consultation with patients and payers to ensure the medicines we are developing provide improvements that healthcare systems will value and reward.

We are committed to researching new and better treatments for diseases that impact the developing world. Our research centre in Spain is dedicated to this discovery work and we are one of the few companies researching treatments and vaccines for malaria, TB and HIV. In 2011, we reported positive initial results for our malaria vaccine which if successful, would be the world’s first vaccine against this deadly disease. We are being more flexible with our intellectual property and know-how in areas of research such as diseases of the developing world, with the aim of stimulating progress in the search for new treatments.

In our commercial organisation, we have pioneered new sales models to align with the changing market and expectations of our customers. For example, we have introduced a new remuneration system for our US sales representatives based on the service they deliver to healthcare professionals rather than on individual sales targets.

Commitment to access

We are actively seeking new ways of delivering healthcare and making our products more available and affordable to people who need them wherever they live. We do this not only because society expects us to and it is the right thing to do, but also because it is good for our business.

In our effort to expand access to our products, we have led the industry in adopting a flexible approach to pricing of our medicines and vaccines, based on a country’s wealth and ability to pay. This has resulted in significant reductions in price and increases in demand for our products in emerging economies, representing a good outcome for patients, governments and our shareholders. In Western markets, we have developed new reimbursement approaches for our medicines, where we agree risk-sharing arrangements with payers.

We have established a special business unit that is responsible for increasing access to our products in the least developed countries in the world. The price of our patented medicines in this region is kept at no more than 25% of our developed world prices and we re-invest a fifth of the profits we make from sales in these territories back into local healthcare infrastructure projects.

We work with many agencies to distribute our vaccines to the people in these countries at the lowest price we can. Of the 1.1 billion vaccine doses we delivered in 2011, more than 80% were supplied to protect people in developing countries. We also have significant medicine donation programmes targeted at disease elimination.

06	GSK Annual Report 2011

Overview
How we deliver

Our strategy is designed to deliver sustainable growth, reduce risk and improve long-term financial performance and returns to shareholders

Our strategic priorities

1 Grow a diversified global business		2 Deliver more products of value		3 Simplify the operating model
+ 16 – 27		+ 28 – 37		+ 38 – 41

We are creating a more balanced business and product portfolio capable of delivering sustainable sales growth. This is centred on our three business areas of Pharmaceuticals, Vaccines and Consumer Healthcare. As well as accessing growth markets, we are creating a business that is less vulnerable to market volatility, including generic pressures.

Over the past three years, we have substantially increased our investment in our Emerging Markets and Japanese operations as well as in our global Vaccines and Consumer Healthcare businesses.

We are also maximising the promotion and distribution synergies between our Pharmaceuticals, Vaccines and Consumer Healthcare businesses in rapidly growing emerging economies.

We have changed our R&D organisation so that it is better able to sustain an industry-leading pipeline of products that offer valuable improvements in treatment for patients and healthcare providers.

We have increased the level of externalisation of our research, allowing us to access new areas of science and to share the risk of development with our partners. We have also made decisions earlier around pipeline progressions, so that only those medicines which are significantly differentiated from existing therapies are progressed. We have broken up the traditional hierarchical business model and created smaller, more agile groups of scientists who are more accountable for delivering their projects.

As we change the shape of our business, we are transforming our operating model to reduce complexity and make it more efficient. Over the past four years we have implemented a global restructuring programme which has delivered significant savings.

At the same time our manufacturing business unit has been relentlessly focused on streamlining production processes to improve efficiency and eliminate waste.

We have reorganised our global support functions such as facilities real estate, IT and procurement into one centralised group. This will allow us to become more streamlined and provide significant economies of scale.

£27.4bn	38%	3	c.30	£2.2bn	210 days
Group turnover	proportion of sales outside USA and Europe	new product approvals	assets in late stage pipeline	annual benefits from restructuring programme	working capital cycle down from 221 in 2010

Our financial architecture

In 2011 we established a new financial architecture. This aligns our planning, execution and performance measurement in order to maximise financial performance and returns to shareholders.

It is designed to drive improvements in operating margin, greater financial efficiency and enhanced cash conversion from the sales growth we are focused on delivering. This should lead to stronger growth in earnings per share and better free cash generation.

This expected cash flow is available for dividends, reinvestment in the business or share buy-backs depending on where returns are most attractive.

In addition, we have improved our financial reporting to align it more closely with our architecture. We are providing more data and insights into the progress we are making in each of our businesses and regions and on our progress against the key drivers of operational and financial efficiency.

Starting in 2012 we are transitioning our reporting to a core basis, enabling greater visibility of the underlying performance of the business.

42 – 43 +

GSK Annual Report 2011	07
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Our underlying operating principles

Strong governance

Our commitment to responsible, values-based business underlies everything we do. Our values are applied across the Group. These values are to operate with transparency, demonstrate respect for people, act with integrity and remain patient-focused. We have strong policy and compliance programmes and expect the same standards of our suppliers, contractors and business partners. Our Chairman and Board of Directors provide leadership on corporate governance, which is fundamental to sound decision making and supports our executive management in implementing our strategy. Our Risk Oversight and Compliance Council (ROCC) oversees the management of significant business risks including reputational and non-financial risks. It does this in compliance with laws and regulations as well as in coordination with our other governance bodies and in the spirit of our values and standards. Our Audit & Assurance group support the ROCC and the Board’s Audit & Risk Committee, providing an independent view of how significant risks are being managed across the organisation.

82 – 105    +

Operating responsibly

We believe that only by being a responsible business can we grow and create value for our shareholders and for society in the long term. We think about our responsibilities in four areas: helping improve people’s health and well-being wherever they live or whatever their ability to pay; working to support the development of our people as well as communities around the world; behaving in an open and honest manner in all that we do, and growing our business while protecting the natural resources we all need for the future.

We continue to change the way we do business so we can be successful and sustainable in the longer term.

44 – 50    +

Collaborative approach

Our business and our products touch many different groups, over and above the people who take our medicines and products. We aim to work with these groups in a transparent and collaborative manner to allow us to succeed with our partners. That approach applies to our interactions with payers, regulators and the healthcare professionals we work with, as well as our suppliers and business partners. Equally we seek to be a valuable participant in scientific research, through our collaborations with researchers and by sharing significant scientific developments and data through the appropriate routes. We actively seek to work in partnership with public bodies and non-governmental organisations to help progress health issues that present wider societal challenges, such as treatments for neglected tropical diseases and the prevention of childhood illnesses in the least developed countries.

44 – 50    +

08	GSK Annual Report 2011

Overview
How we performed

We measure our performance against a number of key indicators and the remuneration of our executives is based on many of these

Group turnover £27.4bn

Why it’s important	How we performed
A key objective of our strategy is to deliver sustainable broadly-sourced sales growth.

While reported turnover fell by 3% in the year, over the past two years we have delivered average annual underlying turnover growth of 4%. Underlying turnover growth adjusts for the impact of the roll-off of sales of pandemic products, Avandia and Valtrex.

* The calculation of underlying turnover is described on page 27.

Operating profit and margin before major restructuring*+ £7.9bn

Why it’s important	How we performed

A second key objective is to improve operating leverage in order to deliver stronger operating profit growth. The margin indicates how costs are being managed. We have included operating profit as a key measure for 2011.

Operating profit excluding legal costs and other operating income has been significantly impacted this year by the roll-off of pandemic products, Avandia and Valtrex.

* excluding legal costs of £157 million (2010 – £4,001 million, 2009 – £591 million) and other operating income of £610 million (2010 – £493 million, 2009 – £1,135 million).

Earnings per share before major restructuring+ 114.1P

Why it’s important	How we performed
EPS shows the portion of our profit allocated to each share. It is a key indicator of our performance and the returns we are generating.	In 2011, EPS grew significantly compared with 2010, primarily as a result of lower legal charges.

+ The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

Free cash flow* £4.1bn

Why it’s important	How we performed
This measure shows the cash we generate that is available to return to shareholders or reinvest in the business, as well as our effectiveness in converting our earnings to cash through effective working capital control and investment discipline.	Free cash flow in 2011 was impacted by the loss of sales of pandemic products, Avandia and Valtrex and the associated receivables and legal settlements of £1,466 million (2010 – £2,047 million, 2009 – £254 million).

* The calculation of free cash flow is described on page 51 and a reconciliation is provided on page 64.

# The calculation of CER growth is described on page 51.

GSK Annual Report 2011	09
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Turnover in our major growth areas £14.8bn

Why it’s important	How we performed

This measure focuses on our major growth areas: Vaccines, Consumer Healthcare, Emerging Markets, Asia Pacific and Japan and Dermatology. This performance highlights the progress we are making in delivering our strategy to create broad-based sales growth that is more resilient to volatility.

Turnover in these business areas in 2011 totalled £14.8 billion, representing 54% of Group turnover. The decrease compared with 2010 reflects the loss of Avandia, Valtrex and flu pandemic sales.

New Pharmaceuticals and Vaccines product performance £2.5bn

Why it’s important	How we performed
This measure shows the delivery of sales from newly launched products and creates incentives for improved R&D performance. New products are defined as products launched in the last five years. We have included this as a key measure for 2011.	2011 sales totalling £2.5 billion represented 11% of Pharmaceuticals and Vaccines turnover and included Cervarix (£506 million), Synflorix (£350 million) and Rotarix (£300 million).

Cash returned to shareholders £5.6bn

Why it’s important	How we performed
We continue to focus on delivering dividend growth and returning free cash flow to shareholders through share buy-backs where this offers a more attractive return than alternative investments.	In 2011, we paid dividends of £3.4 billion and spent £2.2 billion on repurchasing shares.

Total shareholder return

10	GSK Annual Report 2011

Strategic review
Chairman’s statement

On behalf of the Board, I am very pleased to report that GSK has made considerable progress in 2011, despite the challenging economic environment.

Our management team has driven fundamental change to the business over the last 3½ years to improve growth prospects, reduce risk and deliver enhanced financial performance. There is now demonstrable evidence that this strategy is starting to deliver and positively differentiate GSK’s outlook from other companies in the sector. I would particularly like to recognise here Sir Andrew’s vision and leadership in identifying early on the scale of change that was needed and in successfully starting to execute that change.

Ultimately the aim of our strategy is to deliver sustainable improved long-term value and returns to shareholders. During the year, we returned £5.6 billion to our shareholders in dividends and share buy-backs – an increase of 75% versus 2010.

In the current uncertain economic environment, management of risk remains a key focus for the Board and senior executive team. During 2011, we reached an agreement in principle to settle the Group’s outstanding litigation with the US Government on historic sales and marketing practices. This agreement adds to settlements made for other outstanding litigation and significantly reduces our overall legal exposure.

The Board will continue to focus on strengthening governance and compliance procedures to help reduce future litigation and minimise other risk for shareholders. Through the Audit and Risk Committee, we retain good visibility of the issues and challenges faced by management and their work to address them. In 2011, for example, we completed a thorough review of the Anti-Bribery and Corruption (ABAC) programme and associated training developed so as to ensure compliance with the 2010 UK Bribery Act.

It remains our strong belief that operating in a responsible and ethical way is essential for the success of GSK. As Chairman of the Corporate Responsibility Committee, I was pleased to see the progress we made during the year to improve global access to our medicines, including agreements to supply large quantities of a number of our vaccines to the poorest countries in the world at a fraction of Western prices.

Late in 2011 we also received very promising first data for our malaria vaccine which, if proved successful, has the potential to prevent the deaths of millions of African children from this terrible disease.

Maintaining good corporate governance is a key priority and I am pleased to introduce our Corporate Governance report on page 82, which sets out our approach to the regulations and guidelines underpinning our decision making. We are very mindful of the current environment around executive remuneration and we remain committed to linking pay to the delivery of performance. We set out more details on our approach in our Remuneration Report on page 106.

There have been several changes to the Board in 2011. Simon Dingemans succeeded Julian Heslop as Chief Financial Officer and Judy Lewent and Stacey Cartwright were appointed as Non-Executive Directors. Judy and Stacey have brought a wealth of experience from business and finance and their respective knowledge of the pharmaceutical industry and consumer brands represents strong additions to the Board. Going forward, James Murdoch has decided to step down from the Board at this year’s AGM and will not be offering himself for re-election. I would like to thank James for his contribution to the Board over the past three years.

We are committed to continuing to improve diversity at Board level and have an aspiration to have more than 25% female representation by 2013.

Finally, the Board was pleased that Sir Andrew was knighted in the 2012 New Years Honours for his services to the economy and the pharmaceutical industry. This is a well-deserved recognition of Sir Andrew’s contribution not only to GSK but also to the economy.

Sir Christopher Gent

Chairman

Chief Executive’s review

GSK Annual Report 2011	11
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

GSK’s record in 2011 demonstrates that we are succeeding in our strategy to create a more balanced business, deliver sustainable financial performance and provide new value to patients and consumers.

During the year we delivered underlying sales growth, strong cash generation, significant R&D progress and we increased shareholder returns to £5.6 billion.

Underlying sales growth reflects portfolio breadth and mix

Underlying sales for the group grew 4%. This growth was broadly sourced, and we saw strong performances across all areas of our business with Pharmaceuticals up 2%, Vaccines up 11% and Consumer Healthcare up 5%.

As expected, we saw a transition in our reported sales performance during the year, as the effects of the loss of sales of Avandia, Valtrex and flu pandemic products diminished. Reported sales were down 3% in the year – down 6% in the first half but up 1% in the second half. This clearly reflects the changes we have made to create a business that is more balanced and less vulnerable to volatility, including generic pressures.

This performance has been achieved despite continued economic pressures and political instability in Europe and some emerging markets.

In Emerging Markets, future pricing pressure cannot be ruled out. However, as a result of organic investment and targeted bolt-on acquisitions we have completed, we continue to expect to deliver growth ahead of the market in the region.

Our business in Japan had an outstanding year. This market is innovation-driven and GSK’s launch profile here is exceptional. In the last three years, our Japanese sales have grown by 35% and we have launched eight new products, including Cervarix which did especially well in 2011 following implementation of the national immunisation programme.

Like Japan, the USA is a pro-innovation environment. Here, GSK is now emerging from a period of substantial patent expirations during which we have significantly re-shaped our business and redesigned our commercial organisation to align better with the changed payer environment. We are confident our US business is now well placed to deliver improved performance.

Overall, while our environment remains challenging, and some volatility is inevitable, we continue to expect underlying sales growth to translate to reported sales growth in 2012.

Driving cash generation and returns to shareholders

GSK continues to be highly cash generative. Before legal settlements of £1.5 billion, net cash inflow from operating activities was £7.7 billion in 2011. Free cash flow was £4.1 billion.

During the year, we announced a full year ordinary dividend of 70p, up 8%. We also completed £2.2 billion of share repurchases as part of our long-term programme.

We also announced that we will return the net proceeds from the sale of our non-core North American OTC brands to shareholders through payment of a supplemental dividend of 5p, which will be paid with the fourth quarter 2011 ordinary dividend.

12	GSK Annual Report 2011

Strategic review	Chief Executive’s statement continued

Focus on R&D productivity and returns

A key element of our strategy has been to improve R&D returns and productivity and I am very pleased with the progress our R&D organisation is making towards achieving this.

Of the 15 medicines and vaccines in Phase III development that we highlighted at the start of 2011, we have now received some or all of the data on nine of them. We expect to complete development programmes on six late-stage assets and indications in 2012. Of course, not all of the readouts were positive, but the overall balance was. Importantly, we are seeing productivity translate into real filings and approvals with three new medicines approved in the USA or Europe in 2011 and four more ready with sufficient data in-house to file in 2012.

Since 2008, we have had 16 new drugs and vaccines approved in the USA, 11 of which were new molecular entities – this is more than any of our peers.

All of this comes with positive indications that we can replenish our pipeline on an ongoing basis.

In 2011 we completed the comprehensive reviews of our Discovery Performance Units; these units are comprised of 5-70 scientists, with each group focusing on early stage discovery in one particular disease or pathway. Based on this review, we now believe that we can progress up to 30 medicines into late-stage development over the next three years.

As part of our continued focus on improving returns, we have updated our calculation of our expected rate of return on R&D investment. This has now increased to 12% from 11% in 2010. We are the only healthcare company to publish this analysis. I am extremely encouraged by this progress and we are on track to deliver our long term goal of 14%.

Operating with transparency and responsibility

We remain committed to operating with transparency and responsibility. During the year we made multiple advances on our agenda to ensure that our behaviour and our actions meet or even exceed the expectations of society.

We continue to focus strongly on our procedures for compliance, marketing and selling, particularly in the USA. In 2011, for example, we established a new compensation system to reward our US sales representatives on their quality of service to customers rather than sales volumes delivered.

In our environmental strategy, I was very pleased to see that we are already making progress against the ambitious goals we set out in March across our entire value chain, from raw materials to product disposal.

Another priority is to align our commercial success with forming new partnerships to tackle the healthcare needs of people in developing countries. Early in 2011, GSK began supplying pneumococcal vaccines to Kenya through an innovative financing mechanism known as the Advance Market Commitment. This is the largest fund ever designed for a single vaccine and has dramatically increased sustainable access to this vaccine for babies across Africa.

In the summer we announced a new pricing structure for our vaccine against diarrhoeal disease, offering the GAVI Alliance our vaccine at a fraction of the cost of developed Western markets. This will save countless lives in the future and is sustainable as we are recouping the cost of goods and manufacture.

We are also on the cusp of creating the world’s first malaria vaccine. I know first-hand the devastating impact that this disease has on Africa, having lived there for several years in the 1990s while running our business in the region. In October 2011, late-stage trials confirmed the promise we have seen so far, showing that the vaccine reduces the risk of malaria by half in African children aged 5 to 17 months.

We also reiterated our commitment to price the vaccine at a level that covers costs and generates a small return of around 5% that will be ploughed back into research for the next generation of malaria medicines and vaccines.

Outlook

As we look ahead, we are clearly mindful of the potential pressures we face given the current global environment. However, we continue to expect to drive further shareholder returns as we seek to grow sales across our business and improve operational leverage and financial efficiency to deliver strong cash generation.

In conclusion, I would like to thank all of GSK’s employees and the many partners we work with around the world for their outstanding contribution and support in helping deliver a very successful 2011 and creating the new opportunities we see for growth and performance in 2012 and beyond.

Sir Andrew Witty

Chief Executive Officer

Our marketplace

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Overview	02
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Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The difficult market conditions stemming from the international financial crisis continued to impact the world’s economies during 2011, while sales in world pharmaceutical markets showed significant regional variation.

General overview

Global economic growth was mixed in 2011, with events such as the tsunami and earthquake in Japan, political unrest in North Africa and the Middle East and turbulence in the Eurozone affecting the international economy. The economic environment through the year was particularly influenced by large budget deficits in the developed world, which required significant action in some countries such as Greece and Italy. In the latter part of 2011, these pressures prompted fears of recession in some countries despite improvements in a number of sectors, including sales in the world pharmaceutical market.

Share prices in the USA ended at about the same point as they started the year, but there were falls in Europe. The FTSE 100 index of leading UK shares ended the year 5.6% lower, while the DAX in Germany was 14.7% lower and the CAC 40 in France was 17% down. Japan’s main share index, the Nikkei, closed at its lowest end-of-year level since 1982 and China’s Shanghai Composite Index lost 22% in 2011.

Based on external assessments, the outlook for global economic growth in 2012 remains uncertain. Where it exists, recovery is likely to be slow and unbalanced. Risks to mature economies will be greater than in developing ones, and social and political unrest arising from austerity measures taken to correct public deficits and debt may become more common.

Pharmaceutical market

Sales in the world pharmaceutical market were worth £503 billion at constant exchange rates (CER) in the 12 months to the end of September 2011, up from £481 billion in the prior year.

This represented growth of 4.5%, down from 5.4% growth a year earlier. The share of global sales fell in the USA, which remained the top pharmaceutical market, and also in Europe, while there was a rise in the rest of the world.

The world pharmaceutical market is expected to continue to grow, although growth in mature markets will be limited compared to emerging markets, where double-digit growth may be expected.

Factors influencing growth

There is a significant need for medicines and healthcare treatments around the world. A number of factors give us reason to be optimistic about our ability to grow our business by researching, manufacturing and selling healthcare treatments, particularly with the new shape of our business. However, other factors can affect the performance and success of research-based healthcare companies and the exact impact is difficult to predict.

World pharmaceutical market by geographic region	Value £bn	% of total	% compound growth Sep 2006–Sep 2011
USA	195	38.8	4.0
Europe	132	26.2	3.8
Rest of World	176	35.0	9.9
Emerging markets	86	17.1	17.6
Asia Pacific	16	3.2	8.2
Japan	58	11.5	3.7
Canada	13	2.6	5.0
Total	503	100	5.8

World market – top therapeutic classes	Sales £bn	% of total
Central nervous system	80	15.9
Antineoplastic/Immunomodulatory	70	13.9
Cardiovascular	70	13.9
Alimentary tract and metabolic	60	11.9
Anti-infectives (bacterial, viral and fungal excluding vaccines)	50	9.9
Respiratory	35	7.0

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources including IMS Health. Values are at CER (constant exchange rate).

4.5%

sales growth in world

pharmaceutical market

in 2011

14	GSK Annual Report 2011

Strategic review	Our marketplace continued

Growth of emerging markets/increased access to medicines and treatments

Fast-developing economies, and the wealth this creates, are expanding the opportunities for people to benefit from medicines, vaccines and consumer healthcare products. Emerging markets such as China and India have large populations and these markets are expected to grow significantly more than mature markets in the next few years.

Lifestyle changes and population growth

The world’s population is rapidly increasing in number and people are living longer (see World population). Against this background, health risks are changing. The success of treating infectious diseases is having an impact on life expectancy and patterns of physical activity and food, alcohol and tobacco consumption are changing. Low and middle-income countries face a double burden of increasing chronic, non-communicable conditions, as well as the communicable diseases that traditionally affect the poor.

The prevalence of chronic disease is increasing in middle-income countries and is beginning to have an impact in the least developed countries.

Advances in science and technology

Scientific advances continue to translate into new medicines and technologies, although it is difficult to predict which ones and at what rate. For instance, following the development of monoclonal antibodies and biopharmaceutical manufacturing techniques of the past two decades, many new ‘biopharmaceuticals’ medicines have been approved.

The relative percentage of these biopharmaceuticals to newly approved medicines has continued to rise (see rise of biotechnology).

Price controls

In many countries the prices of pharmaceutical products are controlled by law. Governments may also influence prices through their control of national healthcare organisations, which can bear a large part of the cost of supplying medicines to consumers. Recent government healthcare reforms in countries such as France, Spain and Germany may restrict pricing and reimbursement.

In the USA there are currently no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay rebates on certain medicines to be eligible for reimbursement under several state and federal healthcare programmes. Those rebates increased in 2011 as the health reform law, the Affordable Care Act (ACA), came into effect.

The pressure to control healthcare costs will continue in 2012 and beyond. US Government spending on healthcare programmes, cross-border trade, the acceleration of generics to market, comparative effectiveness research, pharmaceutical pricing and other issues of importance to our industry are part of the continuing healthcare debate in the USA.

Regulatory pressures

The pharmaceuticals and vaccines industry is highly regulated. Regional and country-specific laws and regulations are major factors in determining whether a product can be developed and approved.

The number and impact of regulatory agency requirements continue to grow, particularly around aspects of product quality and safety. In addition, the evaluation of benefit and risk continue to be paramount consideration for the approval of a new medicine. In the USA, the Food and Drug Administration (FDA) has increasingly focused on the safety of medicines from approval through to the post-marketing phase of the product.

In 2011 the FDA approved the highest number of new molecular entities since 2004, and nearly a third of these approvals were for therapies to treat rare diseases. This is in line with the FDA’s priority to address the public health needs of special populations. Enforcement and compliance activity increased in the manufacturing and global supply chain, as well as in drug advertising and promotion. The FDA developed its goals for the renewal in 2012 of the Prescription Drug User Fee Act (PDUFA)with a focus on enhancing the science of drug development, improving the quality of evidence in applications, providing a more efficient and predictable review process, and maintaining public confidence.

In Europe, following the adoption of revised European Union (EU) legislation, new measures aimed at strengthening the safety monitoring of medicines are under discussion and will be implemented from July 2012.

New EU laws to protect citizens from the threats posed by fake medicines have been adopted. Discussions continue on draft legislation on improving citizens’ access to reliable information on medicines. The European Medicines Agency (EMA) has published more information on

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Financial statements	134
Shareholder information	222

how the vision outlined in its five-year strategic plan, Road Map to 2015, is expected to be developed. The EU Commission continued with its review of the regulation of clinical trials in Europe and legislative proposals are expected in 2012.

The regulatory environment in emerging markets and Asia Pacific continues to evolve, with a number of countries revising their regulatory review systems. We participate in a number of specific regional and national regulatory initiatives which provide opportunities for meaningful scientific and regulatory dialogue between industry, agencies and other stakeholders. We continue to include broader sets of patient populations from a number of these countries in medicine development programmes in order to increase global patient access to new innovative medicines, and optimise regulatory approvals. For example, China, Russia, India and other emerging market countries are updating their regulations to have local clinical experience in their populations as part of the registration packages for new chemical entities.

The consumer healthcare industry is subject to national regulation comparable to that for prescription medicines for the testing, approval, manufacturing, labelling and marketing of products. High standards of technical appraisal frequently involve a lengthy review and approval process before a new product may be launched.

Generic pressures

When patents expire on a medicine, these medicines can be subject to competition from generic products. The effect of this is particularly acute in Western markets, where generic products can rapidly capture a large share of the market following patent expiration. As generic manufacturers typically do not incur significant costs for research and development, education or market development, they are able to offer their products at considerably lower prices than branded competitors. The same pressures do not apply as significantly to vaccines.

Intellectual property

Intellectual property (IP) is an important aspect of our business, and the effective legal protection of our intellectual property – via patents, trademarks, registered designs, copyrights and domain name registrations – is critical in ensuring a reasonable return on investment in R&D.

It is our policy to try to obtain patents on commercially important, protectable inventions discovered or developed through our R&D activities. Patent protection for new active ingredients is available in major markets and patents can also be obtained for new drug formulations, manufacturing processes, medical uses and devices for administering products.

Although we may obtain patents for our products, this does not prevent them from being challenged before they expire. Further, the grant of a patent does not mean that the issued patent will necessarily be held valid and enforceable by a court. If a court determines that a patent we hold is invalid, non-infringed or unenforceable, it will not protect the market from third party entry prior to patent expiry. Significant litigation concerning such challenges is summarised in Note 44 to the financial statements, ‘Legal proceedings’.

The treatment of many neglected tropical diseases has little or no commercial market to stimulate research or reward innovation. In these areas we are taking a more flexible approach to help speed up R&D for new medicines. This includes being more flexible with our patents and providing access to our know-how and resources, and sharing our data with the research community. Our objective is to ensure that IP is not seen as a barrier to much-needed research that could spur the development of new and better treatments against neglected tropical diseases.

The life of a patent in most countries is 20 years from the filing date. However, the long development time for new medicines can mean that a substantial amount of this patent life has been eroded prior to launch. In some markets it is possible to have some of this lost time restored and this leads to variations in the amount of patent life actually available for each product we market.

Trademarks

All of our commercial products are protected by registered trademarks in major markets. There may be local variations, for example, in the USA the trademark Advair covers the same product sold in the EU as Seretide. Trademark protection may generally be extended as long as the trademark is used by renewing it when necessary. GSK’s trademarks are important for maintaining the brand identity of our products. We enforce our trademark rights to prevent infringements.

Competition

Within the pharmaceutical industry, competition can come from other companies making patent-protected medicines with indications to treat similar diseases to our medicines, or from manufacturers making generic copies of our medicines following patent expiration.

Our principal pharmaceutical and vaccines competitors include: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi, Takeda and Teva Pharmaceuticals.

The Consumer Healthcare market has become more challenging. Consumers are demanding better quality and better value. Retailers have consolidated and globalised, which has strengthened their negotiation power. Our principle competitors in these markets include: Colgate-Palmolive, Johnson & Johnson, Procter & Gamble, Unilever, Pfizer and Novartis.

In addition, many other smaller companies compete with GSK in certain markets.

Outlook

While our operating environment remains challenging, we have made significant progress through restructuring and a rigorous returns-based approach to capital allocation. We expect underlying sales momentum to translate into reported growth in 2012 at constant exchange rates, despite further anticipated pricing reductions in many markets.

The outlook for the timing and impact of substitutable competition to Seretide/Advair in both Europe and the USA is uncertain. This uncertainty is in part due to significant regulatory and manufacturing requirements that need to be satisfied to produce an inhaled medicine such as Seretide/Advair. In addition, patents over the delivery devices for Seretide/Advair are referenced on page 239. See also ‘Risk factors’ on pages 72 to 77.

16	GSK Annual Report 2011

Strategic review	Our strategy for growth

1

Grow a diversified

global business

Overview

We are creating a more balanced business and product portfolio capable of delivering sustainable sales growth. This is centred on our three business areas of Pharmaceuticals, Vaccines and Consumer Healthcare.

We have substantially increased our investment in higher-growth areas such as our operations in Emerging Markets and Japan and in our global Vaccines and Consumer Healthcare businesses. As well as accessing these newer markets, the broadly-based business we are creating is less vulnerable to volatility, including generic pressures.

We also see significant competitive advantage and synergy through our ability to distribute pharmaceuticals, vaccines and consumer healthcare products particularly in rapidly growing emerging economies.

Progress

Our record demonstrates the success of this approach. Although reported turnover fell 3% in 2011, we have delivered underlying sales growth of 4% in each of the past two years. We anticipate that underlying sales growth will translate into reported sales growth in 2012. (For details of underlying growth see page 27).

In addition, 38% of Group turnover is now generated outside the USA and Europe. The shift in sales away from a reliance on ‘white pills in Western markets’ to a broader base including Emerging Markets, Vaccines and Consumer Healthcare is clear.

+ 17 - 27

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Overview	02
Strategic review	10
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Governance & remuneration	78
Financial statements	134
Shareholder information	222

Priorities and progress

Group turnover			27 +
How we performed
	Reported turnover declined 3% in 2011, however underlying turnover rose 4% for the second consecutive year.	£27.4bn 2010: £28.4bn

Diversify sales away from white pills in Western markets			51 +
How we performed
	We continue to see the proportion of our sales from ‘white pills in Western markets’ decline, reducing our susceptibility to generic pressures in these markets.	22% of Group turnover 2010: 24%

Turnover in major growth areas
How we performed
	Turnover in our major growth areas (Vaccines, Consumer Healthcare, Emerging Markets, Asia Pacific and Japan Pharmaceuticals and Dermatology) totalled £14.8 billion, 54% of Group turnover.	£14.8bn 2010: £15.1bn

Create a more balanced business			52 +
How we performed
	Sales in markets outside the USA and Europe increased to 38% of total sales in 2011.	£10.4bn 2010: £10.0bn

* The calculation of underlying turnover is described on page 27.

18	GSK Annual Report 2011

Strategic review	1. Grow a diversified global business continued
USA Pharmaceuticals and Vaccines

We have made good progress in our aim to generate sustainable sales growth in a challenging market environment and to do so in keeping with our values.

Turnover
£7.0bn

Operating profit
£4.9bn

Pharmaceuticals and Vaccines turnover 2011

	£m	Growth CER %
1 Respiratory	3,301	1
2 Anti-virals	149	(58)
3 Central nervous system	474	(3)
4 Cardiovascular and urogenital	1,564	3
5 Metabolic	90	(61)
6 Anti-bacterials	54	(25)
7 Oncology and emesis	272	(19)
8 Vaccines	814	11
9 Dermatology	287	(17)

Marketplace

The US healthcare market continues to change significantly in response to government reforms. Patients, healthcare providers and payers are demanding higher-quality care, lower costs and better health outcomes.

With the passage of healthcare reform legislation, the government now pays for the majority of US healthcare. Over the next few years, as the reforms continue to be implemented, healthcare providers and payers will further change how they provide and pay for healthcare.

Payers are demanding more evidence of value through studies that compare the economics and effectiveness of treatment regimens and therapies. They are also increasingly linking provider reimbursement with health outcomes.

Among healthcare providers, physicians are consolidating into group practices, which are joining integrated delivery networks. Hospitals are consolidating in an effort to obtain the scale and resources needed to perform effectively in a system that rewards value rather than volume.

Patient behaviour is changing too. As payers institute higher co-payment for doctor visits and prescription drugs, patients are becoming more involved and interested in the cost and quality of the care they receive.

These are far-reaching changes to the environment in which we operate but we see them as an opportunity to work with patients, payers and healthcare providers to meet their evolving needs.

Performance

Our Pharmaceuticals and Vaccines business is emerging from a period of substantial patent expirations in the USA which has seen a 31% fall in sales over the past three years. Our focus in 2011 has been to re-shape our business to resource new areas of growth, such as oncology, and rescale our presence in primary care. We have also redesigned our commercial organisation to align it better with the changed payer environment.

For the year, reported sales declined by 5% compared with 2010, marked by lower sales of pandemic products, Avandia and Valtrex. Underlying sales for the year were flat at £6.9 billion, despite the impact of healthcare reform.

Despite a 5% fall in reported sales, our US operating profit increased by 1% as our efforts to simplify and standardise work processes produced efficiencies that helped control costs and offset the decline in sales of certain products combined with higher asset disposal income.

In our Pharmaceuticals business, reported turnover declined by 6% and underlying turnover declined by 1%. Sales of our largest product, Advair, declined 1%. This follows the drop in the US market for ICS/ LABA combination products following the revised class labelling implemented by the Food and Drug Administration (FDA) in 2010. Hycamtin sales declined 92% due to generic competition and Zovirax sales declined 79% following the divestment of the brand in January 2011.

Our established promoted products – which account for 80% of our business – have on the whole performed strongly. This included contributions from our respiratory business, in particular Ventolin (up 39%); the cardiovascular drug Lovaza (up 12%); our neuroscience medicine Lamictal (up 12%) and our new oncology products, Promacta (up 36%), Arzerra (up 23%) and Votrient (up 76%).

In our Vaccines business, reported turnover increased by 11% reflecting the strong performances of FluLaval (up 25%), Infanrix/Pediarix (up 16%) and Rotarix (up 55%), partly offset by a 31% decline in Cervarix sales.

In 2011 we had a number of FDA approvals: Potiga, Benlysta and Horizant, along with new indications for Boostrix and Lamictal XR. Benlysta was developed by GSK and Human Genome Sciences.

We have achieved these results while working hard to transform our business, including implementing an industry-leading incentive compensation system for sales professionals who work directly with healthcare providers (see ‘Changing the way we incentivese our sales teams’).

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Financial statements	134
Shareholder information	222

Changing the way we incentivise our sales teams

We altered the way we reward our customer-facing pharmaceutical and vaccine sales professionals in 2011.

This new system rewards sales professionals for the quality of their interactions with healthcare professionals, including an element of customer evaluation, rather than for achieving individual sales targets.

This approach aligns with our core value of putting the interests of patients first and the goal we share with healthcare providers of improving patient health.

“ In 2011 we had a substantial number of FDA approvals: Potiga, Benlysta and Horizant, along with new indications for Boostrix and Lamictal XR.”

To further increase transparency in how we conduct our business, we added to our voluntary disclosures regarding payments made to healthcare practitioners by including payments to healthcare professionals conducting clinical research for us. This built on the commitment we made in 2009 to publish payments to healthcare professionals for their work as speakers and advisers.

We have continued our long-standing commitments to provide patients with access to our medicines. To improve access to oncology and speciality medications, we launched CARES by GSK, a comprehensive programme that not only offers speciality reimbursement services and free medicine, but also an oncology co-pay assistance programme to provide further help to eligible patients with limited insurance coverage gain better access to our oral oncology and speciality medicines.

To support our communities, we made a $5 million grant to the City of Philadelphia for youth development, and at a White House meeting on US education reforms we pledged $10 million over the next five years. This is in keeping with our long-term support of science education.

Our new environmentally friendly facilities in the Philadelphia Navy Yard area are being constructed with the highest possible international designation for a green building, and will be highly efficient in energy and water use. Our manufacturing site in Zebulon, North Carolina has reduced its water consumption by almost 20% over the past four years and is working to achieve its goal of sending zero waste to landfill.

20	GSK Annual Report 2011

Strategic review	1. Grow a diversified global business continued
Europe Pharmaceuticals and Vaccines

The economic climate and government austerity measures have impacted sales revenues, but we continue to focus on expanding our range of products and enhancing transparency of the way we operate.

Turnover

£5.8bn

Operating profit

£3.2bn

Pharmaceuticals and Vaccines

turnover 2011

	£m	Growth CER %
1 Respiratory	2,115	(2)
2 Anti-virals	82	(26)
3 Central nervous system	480	(12)
4 Cardiovascular and urogenital	656	6
5 Metabolic	67	(60)
6 Anti-bacterials	513	(5)
7 Oncology and emesis	249	22
8 Vaccines	1,091	(36)
9 Dermatology	251	1

Marketplace

Many healthcare systems across Europe face a dilemma: ageing populations and increases in chronic illness and lifestyle diseases are creating a growing demand for improved healthcare, while the economic climate is forcing governments to tighten healthcare budgets.

As a result, government-led price cuts and cost-saving initiatives created challenges for us in 2011, and the impact of these austerity measures more than doubled compared with 2010.

With the outlook for the European economy highly uncertain, we expect further pressure on pricing. In addition, as governments and regulators add to their requirements for the evidence of value of new medicines, we are seeing longer lead times in bringing products to market.

We think current pricing and reimbursement policies need to be redesigned to achieve a sustainable framework that ensures patients have access to effective treatments, payers have financial stability and the pharmaceutical industry is encouraged to continue to invest in research.

Performance

In our European business, sales are composed of large contributions from our respiratory and cardiovascular/urogenital products and vaccines.

Our European management team has remained resilient in a challenging environment. Reported turnover for 2011 fell by 13% to £5.8 billion. Underlying turnover, excluding revenues from pandemic products, Avandia and Valtrex, declined 4%. Continued government austerity measures impacted underlying growth in the region by approximately 5 percentage points in 2011.

Our performance was underpinned by reduced operating costs of 8% compared with 2010 while continuing to invest in our products and recent launches. Despite these initiatives, operating profit fell by 16% primarily due to the loss of sales of pandemic products, Avandia and Valtrex.

In our Pharmaceuticals business, reported turnover declined 5% and underlying turnover declined by 2%. Sales by volume of Seretide – our asthma and COPD product – increased, but revenue declined 2% because of price cuts and a mild flu season. The flu season also impacted anti-bacterial portfolio sales, which declined 5%. Our new oncology products – Votrient, Promacta and Arzerra – performed well, and sales of Duodart and Avodart, which treat benign prostatic hyperplasia, grew more than 26%, despite Duodart not having market access approval in France and Italy in 2011.

While gaining approval from governments to market new products continues to be a challenge, our new products Prolia, a treatment for osteoporosis, and Benlysta, for lupus, have been launched in the majority of markets in Europe.

In our Vaccines business, reported turnover declined by 36% and underlying turnover by 11%, reflecting austerity-driven price cuts and fewer tender orders for Cervarix.

The first implementation of GSK’s new global standard Enterprise Resource Planning system, designed to standardise and improve financial and commercial processes, was completed successfully in Germany, and the deployment of our new European supply chain continues.

We have continued our focus on evolving our business towards greater transparency in the way we operate. We have introduced new global standards governing how we share scientific and clinical data on our medicines, to ensure a clear distinction between scientific dialogue and promotional activity.

We have also changed the way we reward pharmaceuticals field sales staff, replacing individual sales targets as the basis for reward with qualitative criteria, overall business financial achievement and individual-indexed performance measures.

We continue to work with our local communities to support charitable programmes that are innovative, sustainable and that strengthen healthcare infrastructure. Our financial support each year totals more than €1 million in Europe (excluding the UK).

1. Grow a diversified global business continued
Emerging Markets Pharmaceuticals and Vaccines

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Our underlying growth in Emerging Markets is outpacing growth in the pharmaceutical market as we work to bring a diverse range of relevant, affordable medicines to as many people as possible through a flexible pricing approach.

Turnover
£3.7bn

Operating profit
£1.2bn

Pharmaceuticals and Vaccines

turnover 2011

	£m	Growth CER %
1 Respiratory	642	8
2 Anti-virals	242	9
3 Central nervous system	248	14
4 Cardiovascular and urogenital	174	34
5 Metabolic	67	(23)
6 Anti-bacterials	649	11
7 Oncology and emesis	76	27
8 Vaccines	810	(12)
9 Dermatology	354	28

Marketplace

The commercial environment in Emerging Markets presented diverse challenges in 2011 including political instability in parts of North Africa and the Middle East and toughening competition and more aggressive pricing controls in some countries, including Russia and Turkey.

Further pricing pressure cannot be ruled out. However, as a result of organic investment and the targeted bolt-on acquisitions we have completed, we continue to expect to deliver growth ahead of the market in this region.

Performance

Our approach in Emerging Markets is based on growing our Pharmaceuticals and Vaccines businesses through increasing access to our newer patent-protected brands and our off-patent branded medicines and vaccines.

We have established a broad portfolio of affordable international brands across Pharmaceuticals and Vaccines. We believe this offers us significant competitive advantage and is a key strength of our business in emerging markets.

Reported turnover growth in the year was 6%, but underlying growth of 15% outpaced growth in the market for the third consecutive year. The underlying growth was driven by relatively consistent pharmaceuticals growth during the year, of 14%. Operating profit fell 3%, reflecting the loss of sales of pandemic products, Avandia and Valtrex.

Our Latin American businesses were especially strong, growing reported sales by 3%, 24% on an underlying basis, while India grew reported and underlying sales by 16%. There was significant market disruption in some Middle Eastern countries because of social unrest, and as a result our Middle East/Africa business grew reported sales by only 5%, 8% on an underlying basis.

Sales from our patent-protected medicines improved to approximately £1.3 billion up 13% on a reported basis, 16% underlying.

We are continuing to scale up business around our off-patent products, and reported sales grew 13% to £1.5 billion in 2011, helped by the acquisition of Phoenix in Argentina in 2010. Our flagship heritage medicine, the antibiotic Augmentin, celebrated 30 years on the market by turning in growth of 11%. Other anti-infectives and our CNS portfolio are also contributing to growth in this area.

Although reported vaccine sales were down 12% to £810 million, underlying sales rose 17% to £810 million. Synflorix had a successful launch in Emerging Markets, with sales of £276 million in 2011.

We have further consolidated recent acquisitions such as Nanjing MeiRui Pharma Co. Ltd in China, expanded our portfolio through in-licensing arrangements, and strengthened our business through signing innovative technology agreements. Earlier in the year we transformed the vaccine joint venture with Neptunus in China into a wholly-owned operation.

We are adopting a range of flexible pricing models in Emerging Markets based on a country’s ability to pay. Since we introduced our approach on flexible pricing to Avamys and Avodart in 2009, we have seen volume sales increases in our key markets of 388% and 76% respectively. The introduction of flexible pricing for Cervarix in 2010 has enabled us to deliver double the number of doses of this vaccine against cervical cancer to women throughout the region while seeing attractive returns.

In 2011 we announced two significant commitments to accelerate access to vaccines against childhood illness through our long-standing partnership with the GAVI Alliance. In June, we committed to supply our rotavirus vaccines to GAVI at a fraction of developing world prices. We also announced an extension to our pneumococcal vaccines agreement with GAVI (more on page 45).

22	GSK Annual Report 2011

Strategic review	1. Grow a diversified global business continued
Japan Pharmaceuticals and Vaccines

GSK Japan achieved significant underlying growth in 2011 despite the major earthquake and tsunami in March. We responded quickly to provide financial and product donations and to organise employee volunteers.

Turnover
£2.1bn

Operating profit
£1.2bn

Pharmaceuticals and Vaccines

turnover 2011

	£m	Growth CER %
1 Respiratory	586	14
2 Anti-virals	210	(17)
3 Central nervous system	397	4
4 Cardiovascular and urogenital	195	59
5 Metabolic	90	(2)
6 Anti-bacterials	31	(14)
7 Oncology and emesis	42	21
8 Vaccines	347	(26)
9 Dermatology	63	(2)

Marketplace

The Japanese pharmaceutical market grew by around 7% in 2011. Growth was helped partly because there were no government price revisions to its drug pricing scheme. The government has announced its intention to continue the provisional drug pricing scheme introduced in 2010, with the next price revision due in 2012.

Also helping the market in 2011 was the implementation of funding for disease preventation through cervical cancer and pneumoccocal vaccines.

Performance

The market in Japan encourages innovation and GSK performed strongly in both Pharmaceuticals and Vaccines. In the past three years we have launched eight product indications and we have the potential to launch a number of new product indications in the next three years.

Reported turnover of £2.1 billion was flat compared with 2010, while underlying turnover grew 30%. Operating profit fell 6%, reflecting the loss of sales of pandemic products.

Our reported Pharmaceutical sales grew 8% to £1.7 billion reflecting strong growth of Adoair (Seretide/Advair), which rose 11% and the performance of newly launched products such as Avolve/Avodart and Xyzal, an anti-histamine licensed from UCB.

In CNS, Paxil remained a leader in the anti-depressants market, although sales fell 7%. The recent introduction of other anti-depressant medicines has provided a range of other prescribing options for physicians.

During 2011, we also received approval for Lamictal for bipolar disorder, and Arixtra received an additional indication for treatment of venous thrombo-embolism. At the end of 2011, our development pipeline consisted of more than 50 projects, with five under regulatory review, five preparing for new product approval submission, and 34 in Phase III. This pipeline includes treatments for rare diseases with 15 orphan-designated compounds.

Our Vaccines business recorded sales of £347 million in 2011 (2010 – £57 million, excluding sales of flu pandemic vaccines of £383 million). This performance was driven by sales of Cervarix, which reached £344 million following the introduction of the government’s national funding programme for cervical cancer prevention.

In July 2011, Japanese regulators approved Rotarix, marking the second approval of a GSK vaccine (excluding pandemic vaccine) in the country. Rotarix was launched in November as the first vaccine in Japan for the prevention of rotavirus gastroenteritis in infants. It is co-promoted with Daiichi-Sankyo.

Following the natural disaster of the earthquake and tsunami in March 2011, we supported people affected by providing substantial financial and product donations, and establishing teams of volunteers – named ‘Team Orange’ – who in the initial stage provided critical supplies to the affected areas.

Later, the volunteers provided labour and teamed up with medical professionals to offer medical and counselling support. Supporting activities such as scholarships for students in pharmaceutical studies will be maintained to contribute to the region’s recovery.

1. Grow a diversified global business continued
Asia Pacific Pharmaceuticals and Vaccines

GSK Annual Report 2011	23
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The Asia Pacific region is a contributor to GSK’s success, and showed positive underlying growth for most markets in 2011, with particularly strong performances from Malaysia and Vietnam.

Turnover
£1.2bn

Operating profit
£567[m]

Pharmaceuticals and Vaccines turnover 2011

	£m	Growth CER%
1 Respiratory	311	12
2 Anti-virals	112	(21)
3 Central nervous system	91	1
4 Cardiovascular and urogenital	92	18
5 Metabolic	26	(34)
6 Anti-bacterials	99	(3)
7 Oncology and emesis	28	–
8 Vaccines	300	18
9 Dermatology	81	10

Marketplace

Economic growth across the region continues to exceed the global average, with both the pharmaceutical market and gross domestic product growth exceeding that of the world’s developed economies.

Pricing pressures in a number of countries across the region, as well as manufacturing and intellectual property challenges, are likely to be offset by growing populations and increasing incomes for the emerging middle classes.

As with our Emerging Markets business, we continue to expect to deliver growth ahead of the market in the region.

Performance

Our business in Asia Pacific is based on three main pillars: vaccines, off-patent established pharmaceutical products, such as Augmentin and Ventolin and recently launched medicines such as Votrient, Tyverb and Duodart/Avodart.

Strong performance was seen across all three pillars of the Asia Pacific business.

Reported sales in our Asia Pacific business grew 5% and reached £1.2 billion in 2011. With underlying sales growth of 9% (excluding pandemic products, Avandia and Valtrex), the business once again outperformed the market growth in the region, which was 6%.

Asia Pacific operating profit increased by 7% on a turnover increase of 5%, reflecting favourable operating leverage.

In our portfolio of newer brands, sales of Seretide reached £186 million, a rise of 10%, with other products such as Tykerb (up 43%) and Avamys (up 30%), contributing significantly to growth.

There was continued strong performance by established brands such as Ventolin, which achieved sales of £71 million, up 13%, and Augmentin, which reached £48 million, up 2%.

We are the leading vaccines provider across the Asia Pacific region. Reported Vaccines sales growth was 18% and underlying growth was 22%, supported primarily through sales of our newer vaccines Rotarix (£30 million, up 45%), Cervarix (£44 million, up 47%), and Synflorix (£21 million, up 75%).

Public market performance was particularly strong with the continuing supply of Cervarix to the National Immunisation Programme in Malaysia, and the successful award of the New Zealand national pneumococcal vaccine tender to Synflorix.

Being flexible in our pricing is helping build our business in the Asia Pacific region by increasing the overall volume of products we sell.

In Indonesia, we reduced prices (15 – 80% across 15 brands) to ensure our medicines reached more people in need of them. This resulted in volume increases of up to 50%. In neighbouring Singapore, a 45% price reduction for our antibiotic Augmentin led to a three-fold increase in volume sales.

Thailand has also launched an initiative to reach more patients through an access programme for two leading brands, Seretide and Augmentin. Coupled with a price reduction of 20 – 40% for both products, access was also increased by addressing distribution channels; government hospitals introduced a more flexible reimbursement policy and private hospitals agreed to reduce the price paid by patients.

24	GSK Annual Report 2011

Strategic review	1. Grow a diversified global business continued
Consumer Healthcare

Our Consumer Healthcare business performed well in the face of economic uncertainty. Turnover was boosted by strong key brand performance and growth in emerging markets.

Turnover
£5.2bn

Operating profit
£1.1bn

Breakdown of turnover 2011

	£m	Growth CER%
1 Over-the-counter medicines	2,453	–
2 Oral healthcare	1,717	8
3 Nutritional healthcare	1,025	10

Marketplace

In developed markets, the recent economic turmoil has weakened consumer demand, slowed growth in the consumer healthcare market and increased competitive pressure. Our main competitors have increased spending on marketing and have begun to discount aggressively in an effort to gain market share.

Investment in our brands, including consumer-driven scientific innovation and industry-leading consumer marketing, is critical to differentiating our products and maintaining profitable growth in these markets.

Emerging markets continue to register strong economic and consumer healthcare category growth as an unprecedented number of households enter the consumer segment. Nearly 90% of world consumer healthcare growth is forecast to come from these markets over the next five years.

Performance

Our Consumer Healthcare business in 2011 was based on a global approach in the three main areas where we have leading brands: Over-the-counter (OTC) medicines, Oral healthcare and Nutritional healthcare. Turnover growth was 5% for the year, compared with estimated market growth of 4%, driven by our continued focus on innovation and geographic expansion. Operating profit for the year grew 8%.

We had strong growth in emerging markets including Africa and the Middle East (both up 22%), China (16%) and India (up 19%). We are well positioned for success in emerging markets, which make up more than one-third of our global Consumer Healthcare sales. We have leadership positions in key categories in India, China and other Asian, African and Middle Eastern markets.

Sales in developed markets were flat. Strong performances in Japan and Australia were offset by declines in North America and Europe, which both posted falls of 2%.

OTC sales for the year were flat. The Panadol franchise registered growth of 7% while in gastrointestinal health, the core brands Tums and Eno were up 17% and 15% respectively. These performances were offset by a decline in sales of alli.

Nutritional healthcare grew 10% in 2011, driven by strong Rest of the world results (up 17%) and the acquisition of Europe’s leading sports nutrition brand, Maxinutrition, early in the year. Horlicks continued to register strong growth in India. Functional beverages registered strong results in emerging markets, led by double-digit growth of Lucozade and Ribena in Africa where the business benefited from enhanced consumer availability and innovative specific packaging for these markets.

Oral healthcare sales grew 8% on the back of strong performances from brands like the Sensodyne Sensitivity & Acid Erosion business, which grew 16%, driven by the launch of Sensodyne Repair & Protect, and the brand’s ongoing roll-out in emerging markets. Denture care delivered high single-digit growth, with double-digit growth in key emerging markets bolstered by good growth in Japan and the USA.

To build on our growth in 2011, we evaluated the structure of our consumer business and re-shaped it to enable us to create sustainable growth in a changing market.

Most significantly, we refocused our brand portfolio and identified four large, high-value categories to define the business footprint: Wellness, Oral health, Nutrition and Skin health. Our aim is to become the world’s most successful fast-moving consumer healthcare company, driven by science and values.

As part of this initiative, we announced our intention to divest non-core products predominantly in the USA and Europe with aggregate annual sales of approximately £500 million. The aim of the divestment is to realise value for shareholders, simplify the business and allow us to focus on priority brands and markets.

On 31 January 2012 we completed the divestment of brands in the USA and Canada to Prestige Brands Holdings for £426 million in cash. The brands included BC, Goody’s, Beano, Ecotrin, FiberChoice and Tagamet, and generated sales of approximately £126 million in 2011. This divestment will impact our reported growth for 11 months of 2012.

GSK Annual Report 2011	25
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The net cash proceeds from the transaction will be returned to shareholders as a supplemental dividend of 5 pence per share to be paid at the same time as the fourth interim dividend for 2011. The process for divestment of the remaining non-core OTC brands continues, subject to delivering appropriate shareholder value.

We have shifted responsibility for category and brand strategy to the category teams, which share profit and loss accountability with geographic regions.

The shift will allow us to build stronger global brands, enhance our global consumer insight, design and retail marketing capabilities, and enable the development of category strategies focused on emerging markets.

Building on GSK’s partnership with McLaren, in September 2011 Lucozade announced a five-year performance partnership with the Vodafone McLaren Mercedes Formula 1 motor racing team.

In addition to branding on the car and drivers’ overalls, Lucozade will supply sports nutrition products that will play an integral role in the drivers’ preparation, performance and recovery. We will also work with McLaren to develop analytical and performance management tools to improve our ability to make faster decisions about longer-term investment allocations for new product development and innovations.

26	GSK Annual Report 2011

Strategic review	1. Grow a diversified global business continued
ViiV Healthcare

ViiV Healthcare has a comprehensive portfolio and pipeline of medicines and a distinctive operating model that enables it to be flexible and responsive to the needs of the HIV community.

Turnover
£1.6bn

Operating profit
£824[m]

Breakdown of turnover 2011

	£m	Growth CER %
1 Combivir	322	(10)
2 Epivir	110	(3)
3 Epzicom/Kivexa	617	12
4 Lexiva	142	(7)
5 Selzentry	110	39
6 Trizivir	126	(11)
7 Other	142	(6)

Marketplace

Since its recognition 30 years ago, the HIV epidemic has become one of the biggest public health challenges. Approximately 34 million people worldwide are living with HIV and 25 million have died from AIDS-related illnesses.

However, scientific progress, improvements in public health programmes and commitments to universal access have created improvements in the quality and availability of care.

In recent years, with multiple new market entrants and an increasing number of generic competitors in the USA and Europe, HIV treatment remains a competitive and dynamic marketplace.

Performance

ViiV Healthcare, an independent company focused on HIV founded by GSK and Pfizer, grew reported turnover by 1% in 2011 to £1.6 billion. This performance was driven primarily by the growth brands, Epzicom/Kivexa and Selzentry/Celsentri. The strong performance of these brands was also complemented by the later than anticipated entry of a generic form of Epivir in the USA, which softened the expected decline in sales among ViiV Healthcare’s mature product portfolio.

In 2011 sales of Epzicom/Kivexa grew by 12% to £617 million. Sales of Selzentry/Celsentri were £110 million, a growth of 39% over 2010. This was driven by increasing early-line use in the USA and broader uptake of genotypic tropism testing in Europe. Expansion for Selzentry/Celsentri also continued in other regions, with a first-line usage launch in Japan and market authorisation in Russia.

This expansion reflects an important strategic focus for ViiV Healthcare in international markets – all countries excluding Europe and North America – where growth continues to build at 6%.

A key focus for this region has been to establish and strengthen local partnerships. An example of this is our partnership with JSC Binnopharm to deliver local secondary manufacturing of a number of ViiV Healthcare anti-retroviral products in Russia.

ViiV Healthcare’s operating profit declined by 2%, reflecting increased investment in R&D to support four major ongoing Phase III trials for the integrase inhibitor, dolutegravir.

A comprehensive approach to improving access to medicines in countries hardest hit by HIV remains critical to ViiV Healthcare. A multifaceted global access to medicines approach covers 135 countries including middle-income countries, low-income countries, least developed countries and sub-Saharan Africa. In all low-income and least developed countries and in sub-Saharan Africa, where 75% of all people with HIV currently live, ViiV Healthcare offers royalty-free voluntary licences and not-for-profit pricing. In middle-income countries the approach is on a case-by-case basis, taking into account the local needs, with a tiered-pricing policy based on Gross Domestic Product and the burden of the epidemic to improve affordability.

ViiV Healthcare has made great progress through its community partnerships, connections and collaborations with the broader HIV community. The Positive Action Vida Digna programme in Central America which tackles stigma and discrimination against communities vulnerable to HIV continues to grow, and covered five additional countries.

In the USA, the Positive Action Southern Initiative was extended to a total of eight states. Additionally, in support of the global effort to reduce mother-to-child transmission of HIV by 2015, ViiV Healthcare has broadened the reach and scope of donations for its Positive Action for Children Fund (PACF) (see ‘Responsible business’ on page 44).

1. Grow a diversified global business continued
Sales performance

GSK Annual Report 2011	27
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

We have been disclosing both reported turnover growth and underlying growth, which shows more clearly the operational performance of the business.

A reconciliation of reported turnover to underlying turnover, which excludes pandemic products, Avandia and Valtrex is set out below. We believe this underlying measure assists shareholders in gaining a clearer understanding of our turnover performance and prospects because of the size and nature of the loss of sales of those products.

	2011 £m	2010 £m	Growth CER%
Group turnover	27,387	28,392	(3)
Pandemic products, Avandia and Valtrex	(507)	(2,285)
Underlying Group turnover	26,880	26,107	4

	2011 £m	2010 £m	Growth CER%
Pharmaceuticals and Vaccines turnover	22,192	23,385	(4)
Pandemic products, Avandia and Valtrex	(507)	(2,285)
Underlying Pharmaceuticals and Vaccines turnover	21,685	21,100	4

	2011 £m	2010 £m	Growth CER%
Pharmaceuticals turnover	18,695	19,059	(1)
Pandemic products, Avandia and Valtrex	(489)	(1,093)
Underlying Pharmaceuticals turnover	18,206	17,966	2

	2011 £m	2010 £m	Growth CER%
Vaccines turnover	3,497	4,326	(19)
Pandemic products	(18)	(1,192)
Underlying Vaccines turnover	3,479	3,134	11

Sales of these products by geographic region and segment were:

2011	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic products	2	13	–	12	11	7	45
Avandia	91	(3)	16	6	–	13	123
Valtrex	72	48	31	35	147	6	339

2010	USA £m	Europe £m	Emerging Markets £m	Asia Pacific £m	Japan £m	Other trading and unallocated £m	Total £m
Pandemic products	44	494	227	25	437	86	1,313
Avandia	237	88	42	24	–	49	440
Valtrex	252	68	28	43	133	8	532

28	GSK Annual Report 2011

Strategic review	Our strategy for growth

2

Deliver more

products of value

Overview

We have changed our R&D organisation so that it is better able to develop and sustain an industry-leading pipeline of products that offer valuable improvements in treatments for patients and healthcare providers.

We have increased the level of externalisation of our research, allowing us to access new areas of science and to share the risk of development with our partners. We have also made decisions earlier around pipeline progressions, so that only those medicines that we believe will be significantly differentiated from existing therapies are progressed. We are ensuring our early stage research investments are made where the science suggests there is greatest opportunity. We have created smaller, more agile groups of scientists who are accountable for progressing their projects through discovery and development.

All of this has been underpinned with a focus on improving the rates of return in R&D and being more rigourous in how we allocate investment across pharmaceutical, vaccine and consumer healthcare R&D.

Progress

We are confident that we have the right model to improve R&D productivity and returns.

Over the past four years we have had 16 new drugs and vaccines approved in the USA, which is more than any of our peers.

We have sustained a significant late-stage pipeline of around 30 assets, and signs from our recent review of discovery research gives us confidence that we can replenish this pipeline on an ongoing basis.

+ 29 - 37

GSK Annual Report 2011	29
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Priorities and progress

Contribution to sales of new products			54 +
How we performed
	Total sales from those products launched over the past five years, excluding pandemic vaccine, grew by 47% in 2011.	£2.5bn 2010: £1.7bn

Investment in R&D			30 – 33 +
How we performed
	The proportion of investment in our late-stage portfolio continues to grow, while total R&D expenditure remains relatively flat.	£3.2bn 2010: £3.3bn

New product approvals			54 +
How we performed
	In 2011, we gained product approvals in the USA for Benlysta, Potiga and Horizant.	9 new drugs and vaccines approved in USA in last 3 years

Improving returns on R&D			30 +
How we performed
	We are encouraged by our progress in projected rate of return from our investment in R&D and we are on track to reach our long-term goal of 14%.	12% 2010: 11%

30	GSK Annual Report 2011

Strategic review	2. Deliver more products of value continued
Investment in R&D

Research and development is critical to ensuring we have a sustainable business, and that we can continue to offer new medicines, vaccines and consumer products that can help people live longer and healthier lives.

Highlights

• Data received for nine out of 15

• Phase III assets

• Total R&D investment held

• constant

• Rate of return on R&D investment

• rises

R&D expenditure allocation in 2011*

		£m
1.	Pharmaceuticals	3,160
2.	Vaccines	599
3.	Consumer Healthcare	153

*	before major restructuring

Our primary goal in R&D is to develop innovative new medicines safely and efficiently. We are concentrating on developing new medicines that will offer significant improvements over existing treatment options and will therefore provide value to both patients and those who pay for the medicines.

More than 12,500 people work in R&D, with the majority based in our large R&D centres in the UK, USA, Spain, Belgium and China.

We split our R&D budget between Pharmaceuticals, Vaccines and Consumer Healthcare. We aim to allocate R&D expenditure consistently across each of these areas. Levels of investment are based on where we see the best opportunities in both the market and the science, rather than as a fixed proportion of sales.

The pharmaceuticals and vaccines discovery and development process is long, expensive and uncertain and it is not possible to predict which projects will succeed or fail. The risks inherent in the R&D process are described more fully in the ‘Risk factors’ section, under ‘Risk that R&D will not deliver commercially successful products’ on page 72.

In 2011 our R&D expenditure before major restructuring was £3.9 billion. In monetary terms, this amount has remained relatively flat for the past three years. However, we have been working to reduce fixed costs through rationalisation of our infrastructure and reinvest some of the surplus back into discovery and development research. We are also shifting the balance of our spending from early stage projects to fund our growing late stage pipeline. Our R&D expenditure is discussed in the sections that follow in respect of our three businesses and in the Financial review on page 56.

We allocate our R&D investment with reference to the potential returns available from the target therapeutic markets and the technical and commercial risks associated with products in the pipeline. Those factors are reviewed at each phase of the development process and are central in the decision to proceed to the next stage.

Costs incurred at each stage are carefully managed to maximise the likely future return, consistent with our overall objective of increasing our IRR from R&D activities from its current level. The returns generated are, however, primarily determined by the eventual commercial impact of new products as they achieve regulatory approval and are launched.

The start of 2011 marked the beginning of a critical two-year period for our pharmaceuticals and vaccines pipeline. By the end of 2012, we expect to have reported Phase III data on 15 late-stage assets. We discuss the progress of this in the following pages. Details of our late-stage development pipeline, made up of both pharmaceutical and vaccine assets, are set out on pages 36 and 37 with a full pipeline chart on pages 235 to 238 and on our website.

Rate of return

We remain focused on improving returns on investment in R&D. In 2010 we became the first major pharmaceutical company to publish an internal rate of return (IRR) on R&D investment, to indicate the value being realised from our investment choices within the R&D organisation.

In early 2010, our estimated rate of return on the investment made in our recently launched and late-stage pipeline was approximately 11%. We have now updated this analysis and calculate that the rate of return has increased to 12% on an equivalent basis. We are on track to deliver our long-term goal to improve returns to around 14%.

This projected rate of return includes products launched from 1 January 2009 and compounds in Phases IIb and III of the development process. The calculation is based on actual sales from 2009 to 2011 and forecast sales for the relevant products up to 2032, adjusted to reflect expected failure rates, which are broadly in line with standard industry failure rates. The cost base used in this calculation comprises an estimate of attributable R&D costs and actual and projected milestone payments where appropriate. Estimated profit margins, capital investment and working capital requirements are factored into the calculation, based on our historical performance.

2. Deliver more products of value continued
Pharmaceuticals R&D

GSK Annual Report 2011	31
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

To be successful over the long-term we need the investments we are making in our pipeline to lead to new medicines that will be valued by patients and those who pay for the treatments.

Highlights

• Three newly approved medicines

• in Benlysta, Horizant and Trobalt

• Early stage progress reviewed

• Seven new collaborations signed

Pharmaceutical R&D investment in 2011

		£m
1.	Discovery	853
2.	Development	1,720
3.	Facilities and central support	587

In 2011, our Pharmaceuticals R&D expenditure was £3.2 billion before major restructuring. More than 10,000 people work in our Pharmaceuticals R&D business, and we view our research projects as early stage (discovery) or late stage (development).

In 2011 we launched three new medicines: Benlysta for the treatment of systemic lupus erythematosus, Horizant for the treatment of moderate-to-severe restless legs syndrome and Trobalt/Potiga, an adjunctive treatment for epilepsy.

Since 2008, we have had 16 new medicines and vaccines approved in the USA, 11 of which were new molecular entities. This is more than any other pharmaceutical company. This year was an active period of late-state pipeline activity, with data for nine late-stage medicines announced. In 2012, we anticipate we will have sufficient data in-house to file for: Promacta for hepatitis C, Relovair for COPD, and our MEK inhibitor, a new potential treatment for melanoma.

The year also saw some failure, with the termination of otelixizumab in Type 1 diabetes, but overall the balance of progression versus failure was positive. In 2012, we expect to complete development programmes for another five late-stage assets and indications.

While our Pharmaceuticals R&D spending has remained relatively flat, we have been shifting our investment from discovery to development to reflect the increasing number of late-stage assets in our portfolio. The proportion of total expenditure made in development of the late-stage portfolio continues to grow from 49% in 2009 to 54% in 2011.

Discovering new medicines

Our early stage R&D (drug discovery) seeks to identify the biological targets involved with the development of diseases, and then to create small molecules or biopharmaceuticals that interact with these disease targets, ultimately leading to new medicines. The wide range of scientific discoveries makes it essential that we are highly selective in where we invest our drug discovery resources. We focus on those areas we consider most likely to lead to significant medical advances.

In 2007, all therapy areas were reviewed to identify the most scientifically promising areas for drug discovery and to move the organisation from a static culture of reinvestment in existing areas. As a result of this therapy area rebalancing process, we changed our business model in 2008, moving away from industrial-sized therapy groups to smaller, more agile and focused Discovery Performance Units (DPUs) of 5–70 scientists. Each DPU works on a particular disease or pathway, and is responsible for potential new medicines through to early stage clinical trials (up to the completion of Phase lla).

As part of this new model, DPUs were given their own budgets and a three-year window to complete specific tasks. The business plans of each DPU identified specific targets and investment across multiple years. The plans also included opportunities for collaboration with external organisations such as large and small companies and academia. Our internal R&D expertise gives us a strong basis in identifying and forming these collaborations which in drug discovery are typically in-licensing – when we acquire ownership of an asset for further development and commercialisation – or option-based – when we have an exclusive opportunity to license the asset depending on its performance at different development stages.

The original business plans of each DPU were initially reviewed by the Discovery Investment Board (DIB), a panel created to advise on investment decisions. The DIB evaluated the proposals, identified areas for improvement and suggested agreed progress targets and investment levels. Membership of the DIB comprises senior management from R&D and commercial and external individuals with expertise in areas such as life science investment and payer perspectives. It is chaired by our SVP of Medicines Discovery and Development.

The three-year mark for most DPUs was reached in 2011, and progress of all 38 DPUs was reviewed by the DIB. Our approach has been driven by assessments of potential returns on investment, scientific quality and opportunity.

32	GSK Annual Report 2011

Strategic review	2. Deliver more products of value continued Pharmaceuticals R&D continued

“ While our budget has remained relatively flat, we have been shifting our spend from discovery to development to reflect the increasing number of late-stage assets in our portfolio.”

>50

External discovery engines

In 2011 we had more than 50 external discovery engines, compared to 17 in 2007. This enhances our discovery efforts by opening up new areas of science to us and sharing our risk with our partners. We hope it will reduce the time to get a breakthrough into the clinic.

GSK Annual Report 2011	33
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The overall review was positive. This has led to new investment allocations in discovery research and as a result, four new DPUs have been created and three have been closed. Of the remaining DPUs, six have received increased investment and five have had investment decreased.

Across R&D, we form alliances with external organisations to accelerate the discovery of new medicines as well as to share scientific understanding and ultimately to improve patient care. We signed seven new collaborations in 2011, taking us to over 50 alliances with external groups to complement our internal discovery units.

No individual discovery project has annual expenditure of more than 10% of the total annual R&D expenditure. Decisions on investments continue to be made where the science presents a compelling case and there remains a need for new treatments.

Developing medicines for patients

A compound that advances into late-stage R&D (development) – typically after Phase IIa – will undergo much larger scale studies in humans to investigate further its efficacy and safety. At the same time, we work to optimise the compound’s physical properties and its formulation so that it can be produced efficiently and in sufficient quantities through the manufacturing process. We then convert the results of these activities into a file for submission to regulatory agencies.

Medicine Development Teams are small units of 6–10 people who have responsibility for a compound through the later stages of development to filing with the regulatory agencies. There are about 30 assets in late-stage development, comprising more than 50 individual projects.

We also actively seek opportunities to add products to our late-stage portfolio through alliances with other companies. For late-stage assets, these typically take the form of in-licensing deals or co-promotion arrangements with other companies and are most likely to be aligned to existing areas of therapy expertise or investment.

The Portfolio Investment Board (PIB) has replaced pipeline governance boards in assessing the technical, commercial and investment case for each project to progress in development. The PIB is co-chaired by the Chairman of R&D and the President of North America Pharmaceuticals, and includes the heads of each pharmaceutical region along with the head of global manufacturing.

The PIB is accountable for investment decisions and funding allocation across all late-stage Pharmaceutical R&D Medicines Discovery and Development, Biopharm R&D, Oncology, Stiefel, Rare Diseases and Emerging Markets R&D. This allows investment decisions to be made in a holistic way, ensuring a balance and diversity of assets of differing risk profile, novelty, opportunity, development cost and potential to be reimbursed by payers.

Projects are reviewed by the PIB at three key decision points: commit to medicine development, commit to Phase III and commit to file and launch. Funding is generally allocated up to the next key decision point, typically between two and four years ahead. The PIB also carries out an annual late-stage funding review, where investment in all projects is reviewed, adjusted if necessary and prioritised. No individual late-stage project has incurred annual expenditure of more than 10% of the total annual R&D expenditure.

Governance

Changes have been made to the R&D governance structure to ensure clearer accountabilities. The oversight of strategic issues and overall budget management across R&D is owned by the R&D Executive team. DIB and PIB control investment decisions in early and late-stage R&D, as described previously.

The Scientific Review Board (SRB) is the governing body accountable for the scientific assessment of the R&D portfolio to support investment decisions made at the PIB. The SRB will establish a view on the overall scientific promise of the asset; development plan to deliver the asset; cost effectiveness of the clinical plan; opportunities and risks to the likely product profile; and gaps where evidence is missing or remains uncertain.

There are two other important governance boards in R&D. The Technology Investment Board makes investment decisions for new platform technologies and licencing or options-based collaborations up to the point of entry into clinical trials. The New Product Supply Board is the governing body accountable for the technical feasibility and infrastructure assessments covering all aspects of the physical product and supply chain.

GSK’s Chief Medical Officer, as Chair of the Global Safety Board, is accountable for overseeing all major decisions regarding patient safety. The Global Safety Board is responsible for approving pivotal studies and investigating any issues related to patient safety arising during the development programme and post-launch. Information from GSK clinical trials is available at the Clinical Study Register on GSK’s website and at www.clinicaltrials.gov.

In 2011 we announced that we were developing a Global Regulatory Board to enhance compliance with company-wide standards, make regulatory services more efficient and agile, and further align capabilities with business needs at global and local levels. This will be led by the new role of Chief Regulatory Officer.

34	GSK Annual Report 2011

Strategic review	2. Deliver more products of value continued
Vaccines and Consumer R&D

Our vaccines R&D is centred on discovering and developing prophylactic and therapeutic vaccines to protect people against infectious diseases, cancers and chronic disorders.

Key highlights

•	Filings in USA and Europe for MenHibrix and Nimenrix
•	Phase III data announced on malaria vaccine

We invested nearly £600 million in vaccines R&D in 2011 and we have more than 1,600 scientists working on the development of new vaccines.

We currently have around 20 vaccines in development for a range of diseases, from malaria to tuberculosis and cancer. We currently have four vaccine candidates in late stage development: with trials in zoster, malaria, quadrivalent influenza vaccine and our therapeutic vaccine MAGE-A3. We also have two vaccine candidates in regulatory filing against meningitis (MenHibrix and Nimenrix) in the USA and Europe.

The highlight of 2011 for vaccines R&D has been the results from our adjuvanted malaria vaccine candidate (RTS,S) in a Phase III study conducted in seven countries in Africa. After 25 years of work, we presented promising results from the initial Phase III data on this candidate (see Milestone in malaria on page 35).

Our R&D effort is focused on the development of new prophylactic and therapeutic vaccines, alongside the lifecycle management of vaccines already on the market.

In vaccines, our R&D investment has increased by 62% since 2008, in line with our investment in high growth areas.

Discovery research

The discovery and development of a new vaccine is a complex process requiring long-term investment. Typically it takes 10–12 years to develop a new vaccine.

Vaccine discovery begins by identifying new antigens, which are specific structures on pathogens (viruses, bacteria or parasites) or on cancer cells that are recognised by the immune system. We then produce these pathogens in yeast, bacteria or mammalian cells and genetically manipulate them so that they can be purified and formulated into a vaccine. It is the antigen that creates the body’s immune response.

We often work with academia and the biotech industry to identify these new vaccine antigens. In some cases, formulation of the vaccine into clinical lots involves mixing antigens with GSK proprietary adjuvant systems.

Consumer Healthcare R&D

More than 600 people in the UK, USA, India and China are dedicated to our R&D efforts in Consumer Healthcare. We invested £153 million in 2011, up from £124 million in 2008.

Developing a sustainable flow of new, scientifically-differentiated products – our ‘innovation portfolio’ – is a critical element of our Consumer Healthcare strategy. These can include new technologies and formulations as well as product line extensions. We also carry out ongoing research to assess the efficacy and value of our products so that we can make validated claims to consumers.

Our innovation products launched in the past three years contributed sales of £821 million in 2011, 16% of Consumer Healthcare sales. Key contributing products included Sensodyne Repair & Protect, Sensodyne Rapid Relief, Horlicks Biscuits and Panadol Extra Advance.

Examples of innovation in 2011 included:

•  In Oral healthcare, the business launched a new breakthrough in dental care through Sensodyne Repair & Protect. The Repair & Protect formulation is the first everyday fluoride toothpaste to contain patented NovaMin technology.

•  In our Nutrition category we expanded the products offered in our Maxinutrition range to include Maximilk Chocolate and Strawberry and three new flavours of Cyclone in one muscle growth shake. GSK acquired Maxinutrition, which makes products based around protein- enhanced functional nutritionals, at the beginning of the year.

•  In OTC, we continued to roll out Panadol Advance across 28 markets and launched Panadol Extra Advance in the UK. Both these brands contain Optizorb – a superior patented dissolution technology which we have developed to drive a differentiating speed-of-action claim aimed at alleviating stronger pain.

We are now implementing new programmes to increase the flow, pace and value of our innovation portfolio, aligned with the new fast-moving consumer healthcare model we are developing.

This model aims to combine industry- leading scientific capability with superior consumer insights to develop a value-driving global pipeline across our four newly formed global categories: Oral health, Wellness, Nutrition and Skin health.

We have also established a new global regulatory structure whereby local regulatory staff report centrally, enabling us to drive more rapid and efficient roll-out of innovation.

GSK Annual Report 2011	35
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Vaccine manufacturers use adjuvants to improve the specific immune system’s response to antigens contained in vaccines. We have been innovating in the area of adjuvant systems for more than 20 years.

Our proprietary adjuvant systems combine adjuvants to give the most appropriate immune response to a specific antigen. Our expertise allows us to understand which combinations of antigen and adjuvant system can help the body mobilise the most effective immunological pathway, and so provide maximum protection against specific diseases in targeted populations.

Candidate vaccines are usually a combination of several antigens, and the final composition of the vaccine (antigens and adjuvant) may change over time. The preclinical research usually takes two to five years and failure in the discovery process is relatively low. Failures are more likely in later stage clinical trials, where around 30% of candidates can be expected to fail.

As well as the discovery of new vaccines in early development projects, R&D supports late-stage projects such as the inclusion of new antigens in existing vaccines to create new generation vaccines.

Traditionally, vaccines have been used to prevent illness. However, we are pioneering a different approach with our Antigen Specific Cancer Immunotherapies (ASCIs). This approach is designed to programme the body’s immune system to fight existing diseases and so represents a new treatment model as a therapeutic vaccine. We are evaluating the ASCI concept against a variety of tumour types.

Governance

In 2011 we revised the organisation of vaccine discovery and development teams, to simplify the infrastructure, focus on timely decision-making and enhance clarity and accountability. Vaccines research and development are led by Project Teams and Vaccine Leadership Teams, which are responsible for the day-to-day progress, including identifying and developing new products.

There are five key decision points in the vaccine development process: commit to research (decide to invest resources); early clinical development; commit to Phase III; registration and launch; and commit to life-cycle management where we consider whether to pursue a next-generation product or to extend the viability of the product.

Oversight of these key decisions rests with two bodies: the Vaccine Development and Commercial Board (VDCB) and the Vaccine Investment Board (VIB). The VDCB reviews the research project strategy and advises on its scientific, technical and commercial feasibility.

The board has an overall view on all projects, from early to advanced projects. The VDCB’s core members come from across the organisation. The VDCB recommendation to progress a project is submitted to the VIB.

The VIB has the final decision on whether to invest in a project, taking into account the scientific and commercial perspectives reviewed by the VDCB. The VIB evaluates the public health benefit, business opportunity, development costs and risks, the project timing and the overall evolution of our portfolio of vaccines. The VIB is also responsible for assessing the overall fit of the project in our vaccines portfolio.

36	GSK Annual Report 2011

Strategic review	2. Deliver more products of value continued
Late stage pipeline summary

We have a full and diverse product development pipeline. We highlight here our projects comprising new chemical entities, biological entities or vaccines, new combinations and new indications for existing compounds that are in Phase III, have been filed for approval or have been recently approved. The most advanced status is shown and includes 2011 and 2012 approvals.

7

assets moving into Phase III from January 2011

•  1605786† for Crohn’s disease

•  dolutegravir (S/GSK1394572)† + abacavir sulphate + lamivudine for HIV infections

•  dabrafenib (2118436) for metastatic melanoma

•  trametinib (1120212)† for metastatic melanoma

•  573719 + vilanterol† for COPD

•  2402968† for Duchenne muscular dystrophy

•  685698 for asthma

3

approvals in USA or EU

•  Benlysta (belimumab)†, for systemic lupus erythematosus (USA and EU)

•  Trobalt/Potiga (retigabine/ezogabine)†, for epilepsy, partial seizures (USA and EU)

•  Horizant (gabapentin enacarbil)†, for restless legs syndrome (USA)

5

development or registration terminated

•  almorexant† for primary insomnia

•  otelixizumab†, for type 1 diabetes

•  Revolade/Promacta (eltrombopag)†, for chronic liver disease induced thrombocytopaenia

•  Votrient (pazopanib) + Tykerb/Tyverb (lapatinib), for inflammatory breast cancer

•  Avodart, for reduction in the risk of prostate cancer

Key:

Phase III

Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety.

Filed

Following successful Phase III trials, we file the product for approval by the regulatory authorities.

Approval

Only when approval is granted can we begin to market the medicine or vaccine.

Our full pipeline is on pages 235 to 238 and on our website.

†In-licence or other alliance relationship with a third party

GSK Annual Report 2011	37
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Phase III/registration Pharmaceuticals and Vaccines pipeline summary

Therapeutic area	Compound	Indication	Phase III	Filed	Approved
Biopharmaceuticals	albiglutide†	type 2 diabetes	•
	Arzerra† (ofatumumab)	chronic lymphocytic leukaemia, first line therapy	•
	Arzerra† (ofatumumab)	diffuse large B cell lymphoma (relapsed patients)	•
	Arzerra† (ofatumumab)	follicular lymphoma (refractory & relapsed patients)	•
	Benlysta† (belimumab)	systemic lupus erythematosus (s.c.)	•
	Benlysta† (belimumab)	systemic lupus erythematosus (i.v.)			•
	Xgeva† (denosumab)	bone metastatic disease			•
Cardiovascular & metabolic	darapladib†	atherosclerosis	•
Immuno-inflammation	1605786†	Crohn’s disease	•
Infectious diseases	Relenza i.v. (zanamivir)†	influenza	•
Neurosciences	587124 (IPX066)†	Parkinson’s disease	•
	Horizant † (gabapentin enacarbil)	post-herpetic neuralgia		•
	Horizant † (gabapentin enacarbil)	restless legs syndrome			•
	Trobalt/Potiga (retigabine/ ezogabine)†	epilepsy, partial seizures			•
Oncology	dabrafenib (2118436)	metastatic melanoma	•
	trametinib (1120212)†	metastatic melanoma	•
	Revolade/Promacta (eltrombopag)†	hepatitis C induced thrombocytopaenia	•
	Tyverb/Tykerb (lapatinib)	breast cancer, adjuvant therapy	•
	Tyverb/Tykerb (lapatinib)	gastric cancer	•
	Tyverb/Tykerb (lapatinib)	head & neck squamous cell carcinoma (resectable disease)	•
	Votrient (pazopanib)	ovarian cancer, maintenance therapy	•
	Votrient (pazopanib)	renal cell cancer, adjuvant therapy	•
	Tyverb/Tykerb (lapatinib)	metastatic breast cancer, in combination with trastuzumab		•
	Votrient (pazopanib)	sarcoma		•
Respiratory & immuno-inflammation	573719	COPD	•
	573719 + vilanterol†	COPD	•
	685698	asthma	•
	vilanterol†	COPD	•
	Relovair (vilanterol† + 685698)	asthma	•
	Relovair (vilanterol† + 685698)	COPD	•
Paediatric vaccines	Mosquirix (Malaria RTS,S)	malaria prophylaxis (plasmodium falciparum)	•
	MenHibrix (Hib-MenCY-TT)	Neisseria meningitis groups C & Y & Haemophilus influenzae type b disease prophylaxis		•
	Nimenrix (MenACWY-TT)	Neisseria meningitis groups A, C, W & Y disease prophylaxis		•
Other vaccines	Zoster	herpes zoster prevention	•
	Flu (pre-) pandemic	pre-pandemic & pandemic influenza prophylaxis		•
	Flu vaccine	seasonal influenza prophylaxis		•
	Pumarix	pandemic influenza prophylaxis			•
Antigen Specific Cancer Immunotherapeutic (ASCI)	MAGE-A3	treatment of melanoma	•
	MAGE-A3	treatment of non-small cell lung cancer	•
Rare diseases	2402968†	Duchenne muscular dystrophy	•
	2696273†	adenosine deaminase severe combined immune deficiency	•
	migalastat HCl†	Fabry disease	•
Dermatology	Duac low dose	acne vulgaris		•
	Sorilux	mild to moderate scalp psoriasis		•
	tazarotene foam	acne vulgaris		•
HIV	dolutegravir (S/GSK1349572)†	HIV infections	•
	dolutegravir (S/GSK1349572)† + abacavir sulphate + lamivudine	HIV infections	•

†In-licence or other alliance relationship with a third party

38	GSK Annual Report 2011

Strategic review	Our strategy for growth

3

Simplify the

operating model

Overview

As our business continues to change shape, we are transforming our operating model to reduce its complexity and improve our efficiency.

Over the past three years we have implemented a global restructuring programme designed to deliver significant savings to support investment in our higher growth markets as well as offset significant pressures. The savings have been derived through improvements to our manufacturing operations, consolidation and streamlining of our support functions and increased efficiencies in R&D.

Progress

To date, our restructuring programme has taken £2.2 billion of annual costs out of the business. During 2011 we identified further annual savings of approximately £600 million. This brings the total annual savings expected from this programme to £2.8 billion by 2014.

Our restructuring programme has also allowed us to reduce spending in our global functions by 23% since 2008. In our aim to streamline our organisation, we have significantly reduced our footprint in manufacturing and Pharmaceuticals R&D since 2006.

+ 39 - 41

GSK Annual Report 2011	39
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Priorities and progress

Restructuring savings				40+

How we performed

The restructuring programme we
introduced in 2008 continues to
deliver savings. It is expected to
cost £4.85 billion and realise
annual savings of £2.8 billion by
the time it is complete in 2014.

£2.2bn annual savings 2010: £1.7bn

R&D footprint				40+
	How we performed We have been making Pharmaceuticals R&D operations more efficient by centralising our activities and reducing fixed costs where possible.	295000m R&D footprint 2010: 388,000m2	2

Support functions costs				41+
	How we performed We have reduced our support functions costs by 23% since 2008.	£1.6bn 2010: £1.7bn

Manufacturing footprint				41+
	How we performed We are seeking to create a streamlined global manufacturing function. We exited four sites in the year and added one through a business acquisition.	74 sites 2010: 77

40	GSK Annual Report 2011

Strategic review	3. Simplify the operating model continued
Reducing cost and increasing efficiency

We have made substantial progress in our objective to simplify our operations and reduce inefficiencies.

Highlights

• Annual restructuring savings of

  £2.2 billion now achieved

• Global support function spending

  down 23% compared with 2008

The transformation of our operating model to reduce costs and complexity and improve efficiency continued in 2011. The significant savings we have generated through our restructuring programme have been reinvested back into the business and used to offset the pressure resulting from the loss of sales to generics in the USA and Europe.

Restructuring our business

A key element of the re-shaping of our business has been implemented through our global Operational Excellence (OE) restructuring programme, which was initiated at the end of 2007.

We have met our original target of £2.2 billion in annual cost savings. During 2011, we identified additional annual savings of approximately £600 million, bringing total annual savings expected from the programme to £2.8 billion by 2014. The programme is now expected to cost £4.85 billion.

The biggest cost savings from this programme have been generated in our manufacturing, R&D and support function organisations.

Within R&D, we have focused on reducing fixed costs through rationalisation of our infrastructure footprint. Our Pharmaceutical R&D footprint has been cut by more than 45% over the past three years from 494,000 m2 to 295,000 m2.

Over the same period our manufacturing organisation has achieved annual savings of approximately £600 million through restructuring and rationalising its network, streamlining the operating model and improving site performance. Since 2006, we have exited 19 manufacturing sites, including selling or closing four factories in 2011. This has reduced the total number of manufacturing sites to 74.

Reduced costs through recycling

A pilot project to recycle waste plastic is on track to provide up to £1 million in carbon rebates and reduced shipping costs next year, at the same time as cutting our carbon footprint.

The project, which we kicked off in 2011 at our UK Ribena bottling plant, converts post-industrial plastic waste from other sites into material that can be used to make new bottles.

Our Coleford site used about 4,300 tonnes of rPET (recycled polyethylene terephthalate) last year in the bottling of Ribena. At the same time, manufacturing sites in the UK and France were producing about 1,150 tonnes of waste material suitable for recycling through the disposal of PET trays used in the delivery of materials.

Initial results suggest that we can reduce our raw materials for Ribena bottles by 27% annually. In addition, we anticipate a cut of up to 3,000 tonnes of annual carbon dioxide emissions, through reductions in shipping costs and material use.

GSK Annual Report 2011	41
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The third key source of savings from the OE programme has been in global support functions, such as Finance, HR, IT and Facilities. The reporting for these functions was centralised in 2008/9 to allow for better budgetary oversight and control. Significant savings have since been generated, including through greater use of shared services and outsourcing. Within facilities, for example, we have outsourced technical, workplace and security to three global vendors (from 45) reducing costs by almost 20%.

Overall, support function costs have been reduced by 23% compared with 2008.

A key objective of the OE programme is to release resources to invest behind our growth strategy. A significant portion of the savings generated has, therefore, been reinvested into business areas that offer potential for future profitable growth, such as Emerging Markets, Vaccines and Consumer Healthcare. Similarly, some of the savings in R&D fixed costs have been reinvested back into discovery and development research.

The balance of the savings have been used to offset the pressure on the Group margin resulting from the loss of significant sales in the USA and Europe to generics over the period.

We are conscious of the impact on employees of the changes outlined above and we remain committed to full consultation via internal forums and with external groups where appropriate. Where possible we have attempted to re-deploy affected employees to other parts of the business.

Focus on simplification

Over the next few years, we plan to build on the infrastructure and footprint rationalisation already achieved to simplify our business further.

Following support function centralisation, in early 2011 we created a Core Business Services (CBS) group to direct further streamlining and economies of scale for those elements of our global support functions where the services provided to our businesses can be standardised.

The first year of CBS has delivered promising early results, and we expect to see further savings over the next three years.

Global Manufacturing and Supply

With a network of 74 sites in 32 countries, Global Manufacturing and Supply (GMS) is responsible for producing and delivering medicines and consumer products around the world.

More than 26,000 people work in GMS, and its network of internal and external manufacturing sites helps us compete in a large range of markets, ensuring that patients and customers receive quality products at fair prices.

Our supply chain model is designed to ensure the supply, quality and security of all our products to every region of the world, and we closely monitor the delivery of our products to ensure that our customers are never out of stock of the medicines and products they need.

In 2011, we announced our intention to build a new manufacturing facility in the UK for the supply of biopharmaceutical products. Subject to the introduction of ‘patent box’ legislation by the UK Government in 2012, this facility could be built at one of four existing GSK sites – Barnard Castle or Ulverston in the north of England, or Irvine or Montrose in Scotland – representing an investment of several hundred million pounds.

GMS has a comprehensive global anti-counterfeiting strategy and is an industry leader in anti-counterfeiting packaging features such as holograms, security seals and complex background patterns that are difficult to photocopy and scan.

In part, this will be achieved through the implementation of a ‘service delivery model’, with more focused partnering with GSK business units. Standardisation should increase productivity, as our businesses will have more time to focus on their operations and performance rather than coordinating internal processes. Standardisation of data and systems should provide better decision-making information.

A key enabler for the delivery of benefits from CBS will be the enterprise-wide Enterprise Resource Planning (ERP) system. The significant investment we are making in the Global ERP programme over the next five years will enable CBS to create standard business processes, systems and data to support the growth and change agenda across multiple businesses. As part of the ERP programme we are converting country-based commercial IT systems to a single SAP IT system and replacing numerous fragmented and non-standardised applications.

In 2011 the system went live in Germany, marking the start of ERP deployment across the whole of GSK.

In 2011, we implemented changes to our supply chain processes. To help supply chain efficiency we have significantly simplified our product portfolio by reducing the number of packs or ‘SKUs’ by 25% in Europe, 15% in Japan and up to 24% in Emerging Markets. We are now focused on standardising the remaining pack formats to improve packaging efficiency and costs.

In addition, our manufacturing organisation is actively seeking to improve procurement processes and in particular our purchasing of active ingredients, chemical intermediates, packaging components and part-finished and finished products. This is releasing further cost efficiencies and allowing us to reduce working capital.

In our Consumer Healthcare business, we are redesigning our supply chain to form an integrated, end-to-end process that is more aligned with our customers and the commercial operations of the business. This process is also being configured to support the high-growth regions of emerging markets. These changes are expected to reduce cost and free-up working capital.

Our European pharmaceuticals and vaccines supply chain has also been redesigned to simplify operations and consolidate distribution locations to reduce inventory, increase service levels and cut operating costs.

42	GSK Annual Report 2011

Strategic review
Our financial architecture

One of our key objectives has been to deliver sustainable sales growth. Our new financial architecture is designed to enhance returns to shareholders from this strategy.

In 2011, we established a new financial architecture. This aligns our planning, execution and performance measurement in order to maximise financial returns from our strategy. It is designed to drive improvements in our operating margin, greater financial efficiency and enhanced cash conversion from the sales growth we are focused on delivering.

This should drive stronger growth in earnings per share and better free cash generation. The expected cash flow and enhanced cash conversion is then available for dividends, share buy-backs or for reinvestment in the business depending on where returns are most attractive.

Sales growth

One of the key objectives of our strategy has been delivery of sustainable broadly sourced sales growth. While reported sales fell by 3% in the year, over the last two years we have delivered average annual underlying sales growth of 4%. As we move into 2012 we expect underlying sales growth to translate into reported sales growth as the sales headwinds from the loss of sales of Avandia, Valtrex and pandemic products diminish.

Operating leverage and financial efficiencies

We also want to drive operating leverage and financial efficiencies in our business. In order to maximise the operating profit, earnings and cash generated from our sales growth we remain focused on managing our cost base more effectively and improving financial efficiency throughout the organisation.

We expect the Group’s core operating margin to begin to improve gradually in 2012 with further improvement over the next two to three years. The rate and the extent of this will depend on the precise mix of our businesses and the delivery rate of our pipeline which will drive sales growth in high margin innovation-led markets.

In addition to improving the core operating margin, enhancing our financial efficiency is also a key driver of earnings and cash flow growth.

In 2011 we reviewed how we manage our cash balances relative to our debt portfolio and the sources of the debt that we access. We intend to make a number of changes and believe that by taking advantage of current interest rates as well as reducing our cash balances, we can reduce our effective net interest cost. As a result, our overall effective financing rate is expected to reduce to below 6% by 2013.

Tax is a second area where we have opportunities to improve efficiency. The shape of the Group has changed materially over recent years and by aligning our tax strategy more tightly with that changing shape, we have identified opportunities that will allow us to reduce the tax rate down from approximately 27% at the beginning of 2011 to approximately 25% by 2014. During 2011 we made good progress, reducing our tax rate to 26.2% (excluding the disposal of Quest).

GSK Annual Report 2011	43
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Financial architecture to drive returns

Cash conversion

We also see significant opportunity to enhance cash conversion through greater focus on cash generation and capital allocation.

A particular focus is on the working capital programme. During 2011 we reduced the cash conversion cycle from 221 to 210 days and working capital as a percentage of turnover from 23% to 21%. We are focused on delivering further improvements in this cycle in the medium term.

Earnings and cash flow generation

Sales growth, operational leverage, greater financial efficiency and cash conversion, should together drive enhanced earnings per share and free cash flow that will support our objective of enhancing the returns to shareholders from our strategy.

In 2012 free cash flow is expected to be further enhanced as the cash charges associated with our long-standing restructuring programme continue to decline. From 2013 free cash flow is also expected to benefit as the demand on cash to fund previously announced legal settlements diminishes.

Focus on return on investment and returns to shareholders

Cash generated is deployed to invest in our business and deliver returns to shareholders.

We have improved our capital allocation process so that it is more consistently and rigorously based on return on investment metrics, particularly cash flow return on investment (CFROI). In doing this, we are able to benchmark opportunities for internal and external investment across the business more consistently, with the returns available through share buyback and other returns to shareholders.

In 2011 we returned all of our free cash flow to shareholders. We paid £3.4 billion in dividends, and our ordinary dividend grew 8% to 70p. In addition we bought back £2.2 billion of shares as part of the long term programme we started last year. We will also return the proceeds from the sale of our non-core North American OTC brands to shareholders via a supplemental dividend of 5p payable with the fourth quarter 2011 ordinary dividend.

In 2012 we expect to deliver continued dividend growth. In addition, given current market conditions, we intend to repurchase £1–2 billion of shares.

Measurement and reporting

We have improved our financial reporting to align it more closely with our financial architecture. We are providing more data and insights into the progress we are making in each of our businesses and regions and on our progress against the key drivers of operational and financial efficiency. Starting in 2012 we are transitioning our reporting to a core basis, enabling greater visibility of the underlying performance of the business.

More details on the transition to core reporting are provided on page 51.

44	GSK Annual Report 2011

Strategic review
Responsible business

We believe that being a responsible business is good for GSK and society. It helps us to create the products that patients and healthcare payers need and value. It also helps us to operate efficiently, to gain the trust of our stakeholders and to foster the right conditions for the growth of our business.

No.1 in the Access to Medicines Index Our comprehensive approach helped us to be rated the leader in the bi-annual Access to Medicines (ATM) Index published by the ATM Foundation in 2008 and 2010.

We recognise that the research, development, manufacture and sale of our products can raise ethical issues, and we aim to be open about how we address these. We also understand that it is important we communicate with the groups and individuals our business affects. We seek to understand their views and be transparent about any setbacks we experience, as well as the progress we have made.

We are growing our business through a culture that ensures all our decisions are guided by our values: commit to transparency; show respect for people; demonstrate the highest integrity in our conduct and be patient-focused.

To grow our business in a sustainable and responsible way, we focus on four areas:

•	Health for all – helping improve people’s health and well-being regardless of where they live or their ability to pay

•	Our people & communities – working to support the development of our people and communities around the world

•	Our behaviour – behaving in an open and honest manner in all that we do, guided by our values

•	Our planet – growing our business while protecting the natural resources we all need for the future.

We have a Board Committee, chaired by the Chairman which regularly review’s the company’s CR policy and performance. More details are given in the Corporate Responsibility Committee Report on page 103.

More on our approach to these key areas follows. We also publish information on our approach and performance in our Corporate Responsibility Report which can be found on our website. Our 2011 Report will be published in March 2012.

Health for all

We are working to make our medicines, vaccines and consumer healthcare products available and affordable to as many of the people who need them as possible, irrespective of where they live or their ability to pay. We aim to do this while generating a return, as we need to be able to sustain our business and invest in research for new products.

We recognise there are many barriers and obstacles on the path to better health and we are committed to finding new and innovative ways of tackling them. By working in partnership with others, by challenging the way things are and by being prepared to change the way we do business, we aim to find innovative solutions that create value for society as well as our shareholders and allow us to be a successful, sustainable business.

Access to healthcare in the developing world

There are no easy solutions to the challenge of providing sustainable access to healthcare in developing countries. Poverty is the single biggest barrier. In many countries people do not have enough food or access to a supply of clean water. They also cannot access hospitals or clinics that provide professional help and treatments. These challenges make it all the more important that we contribute where we can.

We are committed to playing a full part in addressing the healthcare challenges of the developing world by taking an innovative, responsible and sustainable approach. GSK is making a contribution to developing country healthcare in a number of areas. These include:

•	tiered pricing of our vaccines and medicines and capped prices in Least Developed Countries (LDCs)

•	investing in R&D that targets diseases particularly affecting the developing world

•	being flexible with our intellectual property and pursuing an open innovation strategy

•	community investment activities and partnerships that foster effective healthcare and capacity building

•	seeking innovative partnerships and solutions, including re-investment of profits into healthcare infrastructure in LDCs

•	preferential pricing by ViiV Healthcare of anti-retrovirals for HIV/AIDS.

GSK Annual Report 2011	45
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Vaccines for the developing world

Organisations such as UNICEF, the Pan American Health Organization (PAHO) and the GAVI Alliance are helping to save children’s lives and protect people’s health by increasing access to immunisations in poor countries.

We are a leading vaccine supplier to these organisations. Of the 1.1 billion vaccine doses our business shipped in 2011, just over 80% of these went to developing countries, including least developed low- and middle-income countries.

In June 2011, we offered to supply 125 million doses of our rotavirus vaccine Rotarix to GAVI at $2.50 per dose, a small fraction of developed world prices. We will also supply up to 480 million doses of our pneumococcal vaccine, Synflorix, to GAVI at a heavily discounted price to help expand immunisation programmes to 72 developing countries.

We have also signed an agreement to supply Synflorix, Cervarix and Rotarix to PAHO, expanding the protection of women against the virus that leads to cervical cancer and protecting more children against pneumonia and gastrointestinal diarrhoeas cause by rotavirus.

We will continue to build on these product, pricing and partnership commitments to help improve healthcare in the developing world. We report fully on our progress in our Corporate Responsibility Report, but some highlights from 2011 follow.

In October we published encouraging initial Phase III results of our malaria vaccine candidate which showed that it reduces malaria by half in young African children aged 5–17 months.

Also in October, we became a founder member of the WIPO Re:Search consortium, a group of over 20 companies, academic institutions and government research bodies established to provide access to intellectual property for pharmaceutical compounds, technologies, and – most importantly – know-how and data available for research and development for neglected tropical diseases, tuberculosis, and malaria.

46	GSK Annual Report 2011

Strategic review	Responsible business continued

The Tres Cantos Open Lab opened in 2011 at our Spanish medicines development campus, dedicated to research into diseases of the developing world. By the end of the year, we had seven projects with 11 visiting scientists from both the developed and developing world.

A significant increase in resources from the global community is still needed to support R&D and to provide access to the resultant medicines and vaccines. Sustainable progress will only be made if the significant barriers that stand in the way of better access to healthcare are tackled as a shared responsibility by all sectors of global society – governments, international agencies, charities, academic institutions, the pharmaceutical industry and others.

11

visiting scientists working

on projects in the Tres

Cantos Open Lab

Our people and communities

Investing in our people and communities will help us to ensure the long-term sustainability of our business. Our employment practices are designed to help us create the right workplace culture in which all employees feel valued, respected, empowered and inspired.

We also want the many communities we work in to prosper as our business grows. Our community investment strengthens our business by supporting the local economies where we operate, helping us build relationships based on mutual understanding and also boosting employee morale.

Recruiting, developing and

engaging employees

We want GSK to be an employer of choice and we are investing significantly in our talent development at every level. Recruiting, developing and engaging employees is critical to meeting and sustaining our business objectives and overall performance. Our assessment processes are aligned to a core set of competencies, of which ethics and integrity are central.

We take a global view of talent and strategic capabilities, looking at the quality, depth and breadth of our talent across the world. We strive to have good succession plans in place for critical positions across the organisation. We have proactive initiatives in place to recruit specialist and leadership talent, and we maintain a robust leadership strategy to identify and develop our highly skilled leadership group. We offer all employees a range of learning opportunities and tailored development programmes.

Our performance and development planning process means employees have business-aligned objectives and behavioural goals. Reward systems are focused on promoting high performance and helping to attract and retain the best people. Performance-based pay, bonuses and share-based equity plans align employee interests with business targets.

Employees by region

No.
1 USA	16,707
2 Europe	38,696
3 Emerging Markets	29,466
4 Asia Pacific	7,039
5 Japan	3,573
6 Other	1,908

As our business evolves, there will be changes that affect employees. We remain committed to consulting on these changes via a number of internal consultation forums, as well as discussions with the European Works Council and similar bodies in countries where this is national practice.

Diversity at GSK

We focus on creating an inclusive, engaging environment that empowers employees to continually contribute to the organisation and enables us to achieve our strategic business objectives. An inclusive environment is good for business because it brings different knowledge, perspectives, experiences and working styles that enhance creativity and innovation. We aim to attract a diverse workforce that reflects the communities in which we operate.

The proportion of people we employ in Emerging Markets, Asia Pacific and Japan is growing, increasing from 28% in 2007 to 41% of our total employees in 2011. Around 10% of senior managers who report to our executive team also come from these regions.

GSK Annual Report 2011	47
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

We are committed to employment policies free from discrimination and to an environment that does not tolerate harassment or discrimination of: actual or perceived race, colour, ethnic or national origin, age, gender, sexual orientation, gender identity and/or expression, religion or belief, physical ability/disability and/or chronic health conditions, genetic make-up or other protected characteristics as relevant in a country.

A healthy, high-performing workforce with zero harm

To meet our mission and strategy, employee health and safety initiatives focus on the factors that enable employees to perform at the highest level by sustaining energy and engagement and drive towards zero harm in the workplace.

We provide resources, tools and programmes to employees to support them in adopting healthier lifestyles and managing the pressures of work and life. These are available in many languages and range from options such as immunisations, smoking control, weight management and process safety to cutting-edge programmes for team and personal resilience, ergonomics, driver safety and Energy for Performance.

Our company-wide programme Living Safety is designed to build a culture of zero harm, with a goal of no serious environment, health and safety incidents.

Positive Action for Children Fund

In support of the global effort to eliminate mother-to-child transmission of HIV by 2015, ViiV Healthcare has broadened the reach and scope of donations for its Positive Action for Children Fund (PACF). One highlight of this programme was a £500,000 grant to Care International for the ‘Our Future’ project which seeks to empower communities to address the effects of sexual violence and reduce stigma in North Kivu, Democratic Republic of Congo. It is doing this through the promotion of services and the empowerment of community-based campaigns on the ground.

Another highlight was the new £1.5 million ‘small grants scheme’, supporting 82 community based projects in 21 countries across the globe. The projects selected to receive funding through this effort are specifically aimed at improving the health and welfare of women, children and families affected by HIV.

For more on ViiV Healthcare see page 26.

48	GSK Annual Report 2011

Strategic review	Responsible business continued

Our work with communities

Through our investment in communities, we aim to improve health education and to increase access to medicines and healthcare services, targeting our support where it is needed most.

Our approach includes funding innovative programmes that improve health through community engagement and behavioural change, donating medicines and expertise, and reinvesting some of our profits to improve healthcare infrastructure. We also invest in science education and support relief efforts following natural disasters.

We maximise the benefits of our community investment by working in partnership with non-governmental organisations and by selecting projects that enable us to apply our expertise and resources.

As well as benefiting communities, our investment strengthens our business by improving our reputation, boosting employee morale and helping us build relationships based on mutual understanding with a range of groups.

Our community investment by type

£m
1 Cash	57
2 Product	126
3 In kind	4
4 Management	17

The programmes we support are designed to have a long-term, sustainable impact. We set ambitious commitments and work with experienced partners. We also encourage employees to get involved through our volunteering initiatives such as the Orange Day programme and the longer-term PULSE scheme.

Our global community investment was £204 million in 2011. Overall giving has remained constant after excluding our donation of 24 million doses of H1N1 vaccination to WHO in 2010. This total includes donations of products worth £126 million, which we value using an average cost of goods rather than the higher wholesale acquisition price as we believe it is a more accurate reflection of the true cost to GSK.

Our product donation is primarily made through three programmes: Patient Assistance Programs (£96 million), humanitarian product donations (£4 million) and donation of albendazole tablets for the lymphatic filariasis (LF) elimination programme (£19 million). Our cash giving of £57 million is also included in this total and is targeted primarily at health and education initiatives, including our reinvestment of 20% of profits we make in Least Developed Countries back into healthcare infrastructure (£3.9 million).

How our cash donations are allocated

%
1 Health	52
2 Education	22
3 Arts & Culture	9
4 Environment	2
5 Other	15

Our behaviour

Our commitment to responsible, values-based business underlies everything we do. We have strong policy and compliance programmes and expect the same standards of our suppliers, contractors and business partners. Most importantly, we are building a stronger culture based on our values of Transparency, Respect for People, Integrity and Patient focus.

We recognise that we need to be open about what we do, how we do it and the challenges we face.

We know that the research and development, manufacture and sale of our products can raise ethical issues. We must meet consistently high quality and ethical standards for research and development in all parts of our business, and in all the countries where we operate. We recognise there are aspects of our research that can raise ethical concerns, including those relating to animal research and studies of experimental medicines in people. We build trust with our stakeholders by meeting their expectations on our behaviour, and by being transparent and open to challenge and discussion.

Ethical conduct

Ethical conduct is a priority for GSK. Failure to uphold high ethical standards can erode trust in our company and our products, damage our reputation and result in serious financial or legal consequences. Our Code of Conduct sets out fundamental standards for all employees. It is supported by the Employee Guide to Business Conduct, which is available in 22 languages and helps employees make ethical decisions with an emphasis on our values.

Our internal compliance systems are designed to identify and address breaches of our codes and reinforce GSK’s values. There is continual external pressure to enhance these systems and our compliance oversight and internal audits are helping to drive this change. Our compliance programmes are designed to embed a values-based culture at GSK.

GSK Annual Report 2011	49
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

In 2011 we launched ‘One Compliance’, an initiative to improve consistency in policy, implementation and monitoring across all our business units and the different countries where we operate. We fully investigate suspected breaches and take appropriate disciplinary action, including dismissal, where appropriate.

We have a zero-tolerance approach to bribery and corruption, set out in our Preventing Corrupt Practices policy. In 2011 we established an Anti-Bribery and Corruption Expert Forum which meets weekly to answer employee questions and advise on anti-bribery and corruption issues. Members of the forum include representatives from our legal and compliance functions, as well as external consultants. Answers are posted on our intranet which all employees can visit.
To reflect our commitment to consistently high standards in sales and marketing, we reviewed and expanded our Global Code of Practice for Promotion and Customer Interactions in 2011. The code, which covers areas such as providing information to healthcare professionals, samples, payments to healthcare professionals, gifts and hospitality, grants and donations, will be deployed in 2012. All sales and marketing employees will be trained on the revised code.

Our planet

In 2010 we revised our environmental sustainability strategy focusing on carbon, water, waste and environmental stewardship, not just for our own operations but also across our full value chain, from raw materials to product disposal. As part of the strategy we set ambitious 2020 goals for key impacts, including a 25% reduction in our carbon footprint, a 20% reduction in water use across the value chain, zero waste to landfill, and almost doubling our mass efficiency – the efficiency with which we use materials in our new pharmaceutical products. By 2050, we aim to be carbon neutral across our entire supply chain.

Carbon

Our long-term vision is for our entire value chain to be carbon neutral by 2050. Around 40% of our carbon footprint results from our supply chain and a further 40% from propellants released from our inhalers.

Less than a fifth of our total impact comes directly from our operations, so while we continue to increase energy efficiency and the use of renewable energy at our sites, we are also focusing on our supply chain and the use of products, especially inhalers.

In 2011 we began footprinting key products to identify the priorities, and have developed site-based events to analyse local carbon reduction potential and act on the opportunities. In 2011 we reduced energy consumption from our operations by 5.2%. Greenhouse gas emissions from the use of inhalers rose by 2.9%.

50	GSK Annual Report 2011

Strategic review	Responsible business continued

Water

Water is a particularly important natural resource, and we recognise that GSK can play a positive role in managing it more sustainably. We endorsed the United Nations CEO Water Mandate in 2009 and are working with some other signatories to develop a disclosure methodology. The aim is to agree how to measure a company’s water impact across the value chain, as an essential first step in managing GSK’s total water impact. In 2011 we reduced water consumption in our operations by 6.9%.

Waste

Our goal is for zero waste going to landfill by 2020. In 2011 we reduced waste generation in our operations by 1.2% and reduced the waste sent to landfill by 25%. Also during the year we continued trials of a ‘take-back’ scheme to recycle used inhalers. Following success in the USA, we extended an initial trial with the Co-operative supermarket chain in the UK.

We aim to reduce the volume of packaging and use recycled materials where possible, and to encourage consumers to recycle after use. In 2011 we revised our Green Packaging Guide to help designers choose the most sustainable option. We began using our own waste plastic to make Ribena bottles, which will provide more than a quarter of our annual bottle requirement, saving approximately £700,000 and 3,000 tonnes of CO2 emissions a year.

Environmental stewardship

Increasing the efficiency with which we use materials is a priority. Our target is to achieve 2.5% mass efficiency for new pharmaceutical products transferred from R&D to manufacturing by 2015, with the long-term aspiration to achieve 5% mass efficiency by 2020. This is five times the typical level in the pharmaceutical industry and will reduce input materials and waste by 80%. The average mass efficiency for new products transferred to manufacturing in 2011 reached 2.2%.

We have continued to improve our understanding of the environmental impacts of some of our purchased materials and begun to work with key suppliers. We have held detailed discussions with leading suppliers on developing carbon footprints for materials and are using these data to improve environmental performance.

Environmental management

The new Environmental Sustainability Steering Team is responsible for shaping our environmental sustainability strategy so that it is integrated into the business strategy and is both realistic and stretching. We manage environmental issues (as well as occupational health and safety) using a management system aligned with recognised international standards. Environmental, health and safety data are subject to external assurance. You can read more about our environmental strategy and performance in our Corporate Responsibility Report.

Cutting our carbon

Around 40% of our carbon footprint comes from propellants released from our inhalers. This year, we extended a ‘take-back’ scheme for inhalers from the USA to the UK.

Working with pharmacists, we seek to encourage patients to return empty inhalers when they collect a new one.

The used inhalers are recycled and the plastics sent for re-manufacturing. Any remaining aerosol propellant is reused in non-medical applications.

Saving the propellant has avoided the equivalent of 35 tonnes of CO2 emissions.

Financial review

GSK Annual Report 2011	51
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

We use a number of adjusted measures to report the performance of our business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and are defined below. These measures are not defined in IFRS and may not be comparable with similarly described measures used by other companies.

Underlying turnover

Underlying turnover excludes sales of pandemic products, Avandia and Valtrex. We believe this underlying measure assists shareholders in gaining a clearer understanding of our turnover performance and prospects because of the size and nature of the loss of sales of those products. A reconciliation is presented on page 27.

Free cash flow

Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings. Free cash flow growth is calculated on a sterling basis. A reconciliation is presented on page 64.

Working capital conversion cycle

The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

White pills in Western markets

White pills in Western markets refers to sales of tablets and simple injectables (excluding biopharmaceuticals and vaccines) in North America and Europe.

CER growth

In order to illustrate underlying performance, it is our practice to discuss the results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

All commentaries in this Report are presented in terms of CER unless otherwise stated.

Transition to core measures for 2012 reporting

We announced in 2011 our intention to introduce core measures for both operating profit and earnings per share to report the performance of the Group from 2012 onwards. The primary purpose of this approach is to remove the volatility created by various items such as the impairment of intangible assets, legal charges and asset disposal gains and losses. We believe this will provide a clearer view of the underlying performance of our core business and expect it to make us more comparable with the majority of our peers.

In addition, in 2012 the Emerging Markets and Asia Pacific Pharmaceuticals and Vaccines regions will be amalgamated into one region for segmental reporting purposes and various non-prescription Stiefel brands will be transferred from the Pharmaceuticals business to Consumer Healthcare.

Brand names

Brand names appearing in italics throughout this report are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies, with the exception of Benlysta, a trademark of Human Genome Sciences, Boniva/Bonviva, a trademark of Roche, Levitra, a trademark of Bayer, NicoDerm, a trademark of Elan, Johnson & Johnson, Merrell, Novartis, Sanofi or GlaxoSmithKline, Potiga, a trademark of Valeant, Prolia and Xgeva trademarks of Amgen, Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, Volibris, a trademark of Gilead and Xyzal, a trade mark of UCB or GlaxoSmithKline, all of which are used in certain countries under licence by the Group.

Revolaire is a trade mark of the GlaxoSmithKline group of companies. The use of the brand name Revolaire for FF/VI is not approved by regulatory authorities around the world.

52	GSK Annual Report 2011

Financial review & risk	Financial review continued

Financial review 2011

Our financial review discusses the operating and financial performance of the Group, the financial outlook and our financial resources. We compare the results for each year primarily with results of the preceding year. Our performance is explained using a variety of measures. In this review we discuss the results on both a before major restructuring basis and a total basis.

All growth rates included in the financial review are at constant exchange rates (CER) unless otherwise stated. The calculation of underlying turnover is described on page 27.

Group turnover by division

			Reported turnover		Underlying turnover
	2011 £m	2010 £m	Growth CER%	Growth £%	Growth CER%	Growth £%
Pharmaceuticals	18,695	19,059	(1)	(2)	2	1
Vaccines	3,497	4,326	(19)	(19)	11	11
Pharmaceuticals and Vaccines	22,192	23,385	(4)	(5)	4	3
Consumer Healthcare	5,195	5,007	5	4	5	4
	27,387	28,392	(3)	(4)	4	3

In 2011, reported turnover declined 3% and underlying turnover increased 4%, reflecting underlying growth across all three areas of our business – Pharmaceuticals, Vaccines and Consumer Healthcare. The breadth and mix of our product and geographic portfolio helped us to mitigate economic volatility during the year.

Reported Group turnover fell 3% to £27.4 billion, with Pharmaceuticals and Vaccines down 4% (Pharmaceuticals down 1%, Vaccines down 19%) to £22.2 billion and Consumer Healthcare sales up 5% to £5.2 billion. Sales of pandemic related products, Avandia and Valtrex declined from £2.3 billion in 2010 to £507 million in 2011. This had a significant adverse impact on reported Pharmaceuticals and Vaccines sales growth in all regions.

Our underlying turnover growth was 4%, with Pharmaceuticals up 2%, Vaccines up 11% and Consumer Healthcare up 5%. The underlying Pharmaceuticals growth reflected the contribution from new products, partly offset by generic competition to older products in the USA and Europe and the increased impact of European austerity measures. The full year incremental impact on sales of European austerity price cuts and US Healthcare Reform was approximately £315 million. The growth in underlying Vaccines sales primarily reflected strong performances from Cervarix, Synflorix and Rotarix. In Consumer Healthcare, strong growth in Oral healthcare and Nutritional healthcare was partly offset by flat Over-the-counter sales.

Group turnover by geographic region

			Reported turnover		Underlying turnover
	2011 £m	2010 £m	Growth CER%	Growth £%	Growth CER%	Growth £%
USA	8,687	9,345	(3)	(7)	–	(3)
Europe	8,271	9,091	(10)	(9)	(4)	(3)
Emerging Markets	5,323	5,023	9	6	15	12
Asia Pacific	1,793	1,614	7	11	10	14
Japan	2,318	2,155	1	8	28	36
Other	995	1,164	(15)	(14)	(6)	(5)
	27,387	28,392	(3)	(4)	4	3
*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given on pages 226 to 231.

Group sales outside the USA and Europe accounted for 38% of turnover with reported sales growth of 4% and underlying growth of 14% reflecting strong growth across all three businesses and geographic regions.

Group turnover by segment

			Reported turnover		Underlying turnover
	2011 £m	2010 £m	Growth CER%	Growth £%	Growth CER%	Growth £%
Pharmaceuticals and Vaccines:

USA	7,035	7,648	(5)	(8)	–	(3)
Europe	5,767	6,546	(13)	(12)	(4)	(3)
Emerging Markets	3,680	3,561	6	3	15	11
Asia Pacific	1,244	1,143	5	9	9	13
Japan	2,082	1,959	–	6	30	39
ViiV Healthcare	1,569	1,566	1	–	1	–
Other trading and unallocated	815	962	(16)	(15)	(5)	(4)
Pharmaceuticals and Vaccines	22,192	23,385	(4)	(5)	4	3
Consumer Healthcare	5,195	5,007	5	4	5	4
	27,387	28,392	(3)	(4)	4	3

In the USA, Pharmaceuticals and Vaccines reported turnover declined 5% and underlying turnover was flat, as the contribution from new products was offset by competition to older established products. In Europe, Pharmaceuticals and Vaccines reported turnover fell 13% and underlying turnover declined by 4%, as a result of austerity price cuts and a mild flu season. In Emerging Markets, reported turnover grew 6% while, underlying growth of 15% was driven by relatively consistent Pharmaceuticals growth during the year (up 14%), in part reflecting Dermatology acquisitions made in 2010 and 2011, strong Vaccines growth (up 17% underlying), with quarterly volatility due to tender phasing. Reported Vaccines sales in Emerging Markets declined 12%. Political and economic uncertainties impacted the performance in a number of territories in Emerging Markets.

GSK Annual Report 2011	53
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

In Japan, reported turnover was flat, but the largest driver of the 30% underlying growth was Cervarix, while in Asia Pacific, reported turnover increased 5%. The underlying growth of 9% principally came from Respiratory products and Vaccines. ViiV Healthcare sales grew 1%. Consumer Healthcare sales grew by 5%, with declines in the USA of 1% and Europe of 2% reflecting difficult economic conditions, more than offset by consistent strong growth in the Rest of the World markets of 14%.

Pharmaceuticals turnover

	2011 £m	2010 £m	Growth CER%	Growth £%
Respiratory	7,298	7,238	2	1
Anti-virals	807	1,086	(27)	(26)
Central nervous system	1,721	1,753	(2)	(2)
Cardiovascular and urogenital	2,740	2,570	8	7
Metabolic	362	678	(47)	(47)
Anti-bacterials	1,390	1,396	1	–
Oncology and emesis	693	688	2	1
Dermatology	1,087	1,087	1	–
ViiV Healthcare (HIV)	1,569	1,566	1	–
Other	1,028	997	4	3
	18,695	19,059	(1)	(2)

Pharmaceuticals turnover by therapeutic area

Turnover declined 1% to £18.7 billion, with growth in Cardiovascular and urogenital, Respiratory, Dermatology, Anti-bacterials, HIV and Oncology and emesis, more than offset by declines in Metabolic, Anti-virals and Central nervous system.

Respiratory

Respiratory sales increased 2% to £7.3 billion reflecting strong performances in Japan, Emerging Markets and Asia Pacific. Seretide/Advair sales were flat as growth in Japan and Asia Pacific offset small declines in the USA and Europe. In addition, Ventolin grew 17% to £602 million and Avamys/Veramyst sales were up 24% to £241 million.

In the USA, sales of Advair were £2.5 billion, down 1% which was in line with estimated underlying growth for the year (6% volume decline partly offset by 5% positive impact of price and mix). Flovent grew 8% to £447 million and Ventolin grew 39% to £239 million.

In Europe, Respiratory sales were down 2%. Seretide sales were down 2% at £1.6 billion as the impact of price reductions by European governments offset volume increases.

In Emerging Markets, Respiratory sales grew 8%, with growth in many products in the portfolio. Seretide sales were flat at £317 million as volume growth was offset by the continuing impact of price cuts, particularly in Russia and Turkey.

Anti-virals

Anti-virals decreased 27% to £0.8 billion. Sales growth was impacted by lower sales of Relenza (down 79% to £27 million) compared with significant sales in 2010 related to pandemic flu. In addition, Valtrex sales continued to decline as a result of generic competition in the USA and Europe (down 38% to £339 million). Sales of Zeffix grew 1% to £237 million with strong growth in Emerging Markets being offset by small declines in most other markets.

Central nervous system (CNS)

CNS sales decreased 2% to £1.7 billion. Performance was primarily impacted by a decline in Seroxat/Paxil sales (down 13% to £435 million), partially offset by Lamictal sales growth (up 8% to £536 million) benefiting from growth in Japan where product sales more than doubled to £41 million and a continuing strong performance of Lamictal XR in the USA.

Cardiovascular and urogenital

Cardiovascular and urogenital sales increased 8% to £2.7 billion, primarily driven by the Avodart franchise, up 20% to £748 million, the launches of the new combination product Duodart/Jalyn in the USA and Europe and of Avodart in Japan, and Lovaza, up 12% to £569 million. Volibris sales more than doubled to £97 million, while Arixtra declined 7% to £276 million as a result of the start of generic competition in the USA in the third quarter of 2011.

Metabolic

Metabolic sales decreased 47% to £0.4 billion, primarily reflecting the loss of sales of Avandia. In addition, sales of Boniva were negatively impacted by the termination of co-promotion agreements in certain European countries.

Anti-bacterials

Anti-bacterial sales grew 1% to £1.4 billion with growth in the category led by sales of Augmentin in Emerging Markets (up 11% to £311 million). The category was held back by austerity price cuts and the mild flu season in the northern hemisphere.

Oncology and emesis

Oncology and emesis sales increased 2% to £0.7 billion reflecting strong growth from new products Votrient, Promacta/Revolade and Arzerra which together more than doubled to £219 million, partly offset by generic competition to older products.

Votrient has achieved an 18% total prescription share in the US advanced renal cell carcinoma market. Head-to-head data in 2012 from an event-driven study comparing Votrient to the current market leader, Sutent (which has a market share of approximately 50%), is expected in 2012. Votrient is also under regulatory review in the USA and Europe for a new indication in soft-tissue sarcoma.

Ongoing launches of Promacta/Revolade continued throughout 2011 as sales outside the USA grew from £6 million in 2010 to £43 million in 2011. Sales in the USA grew 36% to £32 million.

The strong performances of the new oncology products were partly offset by the impact of generic competition in the USA to Hycamtin which was down 92%, and the continued decline of Zofran, which fell 12% to £83 million.

54	GSK Annual Report 2011

Financial review & risk	Financial review continued

Dermatology

Dermatology sales grew 1% to £1.1 billion. Reported growth benefited from the addition of sales from businesses acquired in late 2010 and early 2011 but this was offset by the effect of the disposal of Zovirax in North America in Q1 2011. Excluding these factors, growth in the category was 1%, as growth in Emerging Markets (which is benefiting from ongoing launches of Stiefel products in new markets) offset the impact of price cuts in Europe and generic competition to Evoclin in the USA.

ViiV Healthcare (HIV)

ViiV Healthcare sales grew 1% to £1.6 billion, with USA up 4%, Europe down 3%, Emerging Markets up 9% and Rest of World down 4%. Growth was primarily driven by Epzicom/Kivexa (up 12% to £617 million) and Selzentry (up 39% to £110 million), partly offset by a decline in the mature portfolio (down 8% to £842 million).

The Epzicom/Kivexa sales growth was driven by strong performance in the USA and Europe. In the USA sales of Epzicom were £230 million, up 14%, reflecting a relatively equal mix of volume and price growth. The volume growth in Europe benefited from an improved positioning in regional and local guidelines. Kivexa continued to grow in Japan and Mexico and a number of developing markets in Asia Pacific.

The Selzentry sales growth was primarily driven by an increase in market share. In the USA, sales were £45 million, up 38% and in Europe sales were £51 million, up 24%.

The decline in the mature portfolio (including Combivir which declined 10% to £322 million) was primarily driven by a decline in the western markets as a result of newer treatment options.

Vaccines sales

	2011 £m	2010 £m	Growth CER%	Growth £%
Total Vaccines sales	3,497	4,326	(19)	(19)
Vaccines sales, excluding pandemic related products	3,479	3,134	11	11

Vaccines

The loss of flu pandemic vaccine sales in the year resulted in a decline in reported vaccines sales of 19% to £3.5 billion. Excluding the effect of the flu pandemic vaccine sales, underlying sales grew by 11% reflecting the growth of Cervarix, Synflorix and Rotarix partly offset by lower sales of the Hepatitis franchise and Infanrix and the impact of changes to the Pharmacopeia in China. Underlying Vaccine sales grew strongly in all regions, except for Europe where sales declined 11% reflecting austerity price cuts and fewer tender orders for Cervarix.

Cervarix sales more than doubled to £506 million primarily reflecting the national HPV vaccination programme in Japan, which started at the end of 2010. The catch-up vaccination cohort in Japan includes five age groups and the majority of vaccine to support this programme has now been shipped, with most of the remainder due to be shipped in early 2012.

Synflorix grew 57% to £350 million reflecting continued growth arising from tenders in Emerging Markets.

The strong reported growth of Rotarix (up 31% to £300 million) primarily reflected the impact of the product being off the market during part of 2010.

Sales of Fluarix/FluLaval were £230 million, down 2%. Strong growth in the USA (up 25% to £132 million) was offset by lower sales in both Europe (primarily due to price cuts) and China.

Sales of products included within the Infanrix franchise declined 2% to £690 million. Sales in the USA grew 16% to £163 million helped by CDC stockpile orders for both Pediarix and Kinrix. Sales in Europe declined 7% to £403 million primarily due to price cuts. Sales in Emerging Markets declined 10% to £44 million, primarily as a result of lower sales in China.

The Hepatitis franchise declined 3% to £688 million, largely as a result of austerity price cuts in Europe and reduced CDC funding for adult hepatitis immunisations as well as the return to the US market of a competitor vaccine in the third quarter of 2011.

Sales from new pharmaceutical and vaccine launches

	2011 £m	2010 £m	Growth CER%	Growth £%
Avamys/Veramyst	241	193	24	25
Lamictal XR	109	68	66	60
Requip XL	139	148	(6)	(6)
Treximet	57	56	5	2
Coreg CR	146	157	(4)	(7)
Duodart/Jalyn	104	18	>100	>100
Volibris	97	46	>100	>100
Promacta	75	31	>100	>100
Arzerra	44	31	45	42
Tyverb/Tykerb	231	227	2	2
Votrient	100	38	>100	>100
Cervarix	506	242	>100	>100
Rotarix	300	235	31	28
Synflorix	350	221	57	58
Others	42	16
	2,541	1,727	47	47

Total sales of new products (launched since the beginning of 2007 and excluding pandemic vaccines) were £2.5 billion and grew 47% in 2011.

The launches of three new products are underway:

•

Benlysta for lupus is being launched in the USA as part of the global partnership with Human Genome Sciences, Inc. The product has also recently been introduced in Germany. Our turnover of £15 million in the year reflects share of gross profit in the USA and total sales in all other markets.

•

Trobalt as an adjunctive (add-on) treatment of partial onset seizures (a form of epilepsy where a seizure begins in a specific area in one side of the brain) is being launched in Europe. Additionally, the product has been approved by the FDA under the brand name Potiga, and following a review by the US Drug Enforcement Administration, launch of the product is expected during the first half of 2012.

•

Horizant for the treatment of moderate-to-severe primary Restless Legs Syndrome in adults received FDA approval during the year and the launch of the product is underway. Additionally, in August 2011, a supplemental new Drug Application (sNDA) was submitted to the FDA requesting approval of Horizant for management of post-herpetic neuralgia in adults. This was accepted in October.

GSK Annual Report 2011	55
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Consumer Healthcare turnover

	2011 £m	2010 £m	Growth CER%	Growth £%
Over-the-counter medicines	2,453	2,458	–	–
Oral healthcare	1,717	1,596	8	8
Nutritional healthcare	1,025	953	10	8
	5,195	5,007	5	4
*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given on page 231.

	2011 £m	2010 £m	Growth CER%	Growth £%
USA	992	1,037	(1)	(4)
Europe	1,930	1,960	(2)	(2)
ROW	2,273	2,010	14	13
	5,195	5,007	5	4

Consumer Healthcare sales grew 5% to £5.2 billion compared with an estimated market growth of 4% (for markets where we compete). The net impact of acquisitions and the disposals was not significant.

Excluding all of the OTC brands targeted for divestment, Consumer Healthcare sales grew approximately 7% on a like-for-like basis. The disposal of the North American OTC brands was completed on 31 January 2012. Sales of these brands in 2011 were £126 million and as a result will impact our reported growth for 11 months of 2012. The process of divesting the remaining non-core OTC brands is continuing, subject to delivering appropriate shareholder value.

OTC medicines

OTC sales were flat at £ 2.5 billion with strong growth in several sub-categories, offset by a decline in alli. The Panadol franchise registered growth of 7% and in gastrointestinal care, the core brands Tums and Eno were up 17% and 15%, respectively.

Oral healthcare

Oral healthcare sales increased 8% to £1.7 billion, again led by Sensodyne, which continues to benefit from the successful launch of Repair & Protect and the ongoing geographic expansion of the Pronamel Acid Erosion business.

Nutritional healthcare

Nutritional healthcare grew by 10% to £1.0 billion led by strong growth in Horlicks combined with the inclusion of Maxinutrition from February 2011. Nutritional healthcare growth excluding Maxinutrition was 7%.

Regional performance

Strong growth in the Rest of the World was partly offset by small declines in the USA and Europe. The Rest of World markets continued to lead growth with a 14% increase in sales. Growth was particularly strong in emerging markets, with Africa and the Middle East (both up 22%), China (up 16%), India (up 19%) and Latin America (up 11%).

Europe recorded a 2% decline in sales largely as a result of lower sales of alli and respiratory health products, partly offset by the inclusion of the Maxinutrition range from February 2011. The environment in Europe continues to be challenging as a result of economic pressures and very competitive market dynamics.

US sales decreased 1% as a result of the temporary interruption of Nicorette gum supply and a decline in sales of alli, combined with difficult economic conditions, outweighing strong growth from Sensodyne.

Results before major restructuring and total results

In October 2007 the Board approved the implementation of a detailed formal plan for, and we announced, a significant new Operational Excellence restructuring programme. A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010.

This restructuring programme, comprising these detailed formal plans, covers all areas of our business, including manufacturing, selling, R&D and infrastructure. Further savings have been identified during the year and with an estimated total cost increased to approximately £4.85 billion, the expanded programme is now expected to deliver annual pre-tax savings of approximately £2.8 billion by the time it is substantially complete in 2014. Approximately 82% of the expanded programme costs were incurred by 31 December 2011 and approximately 13% are expected to be incurred in 2012, with the majority of the balance being incurred in 2013. In total approximately 75% of these costs are expected to be cash expenditures and 25% expected to be asset write-downs.

Given the extent and cost of the Operational Excellence restructuring programme, we believe it has a material impact on our operating results and on the manner in which our business is conducted. We present the restructuring costs incurred solely as a direct result of the Operational Excellence restructuring programme, which in 2011 amounted to £530 million (2010 – £1,242 million), in a separate column in the income statement titled ‘Major restructuring’.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with our existing operations.

The restructuring activities that follow, and relate to, such acquisitions are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. We therefore consider it appropriate to present the costs of these restructuring activities in the same manner. The restructuring costs incurred in 2011 as a direct result of the acquisition of Stiefel Laboratories, Inc. in July 2009, were £60 million (2010 – £103 million). The restructuring costs incurred as a direct result of the acquisition of Reliant Pharmaceuticals Inc., the only other acquisition since October 2007 that meets the criteria set out above, were all charged and paid in 2008.

Our results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as ‘Results before major restructuring’. This presentation has been adopted to show clearly our results both before and after the costs of these restructuring programmes. We believe that this presentation assists shareholders in gaining a clearer understanding of our financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way we assessed our financial performance in 2011.

56	GSK Annual Report 2011

Financial review & risk	Financial review continued

Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programmes following the Reliant and Stiefel acquisitions have been reported in the major restructuring column in the income statement.

These restructuring costs principally have arisen from impairments to property, plant and equipment and the termination of the employment contracts of staff made redundant as part of the restructuring activities. As set out in Note 7 to the financial statements, ‘Major restructuring programme’, asset impairments and staff redundancies together accounted for £391 million of the £590 million restructuring costs incurred in 2011 and reported in the major restructuring column.

The remaining costs of £199 million in 2011 arose from miscellaneous expenditures incurred solely as a direct result of the restructuring programmes, including the termination of leases, accelerated depreciation, site closure costs and consultancy and project management fees. These costs include £23 million associated with the proposed divestment of the non-core Consumer Healthcare brands. No costs arising from our ongoing operating activities have been reported in the major restructuring column.

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring. These costs included restructuring costs related to minor acquisitions and £4 million of cost in 2011 (2010 – £5 million of income) that related to restructuring activity initiated before the commencement of the Operational Excellence programme. None of this restructuring activity had a material impact on our operating results or on the manner in which our business is conducted.

During the anticipated duration of the Operational Excellence programme, we do not currently expect to incur any material restructuring costs except those related to that programme and acquisitions meeting the criteria described above. If any further, unanticipated material restructuring costs were to arise during this period, we would expect to include them also in major restructuring.

Our operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results, which include major restructuring costs, and results before major restructuring.

Profit before tax – total results

Total results include restructuring costs related to the Operational Excellence programme and the acquisitions of Reliant and Stiefel.

		2011		2010		Growth
	£m	%	£m	%	CER%	£%
Turnover	27,387	100	28,392	100	(3)	(4)
Cost of sales	(7,332)	(26.8)	(7,592)	(26.7)	(3)	(3)
Selling, general and administration	(8,826)	(32.2)	(13,053)	(46.0)	(32)	(32)
Research and development	(4,009)	(14.6)	(4,457)	(15.7)	(9)	(10)
Other operating income	587	2.1	493	1.7
Operating profit	7,807	28.5	3,783	13.3	>100	>100

Cost of sales

Cost of sales increased to 26.8% of turnover (2010 – 26.7%). This reflected the impact of the reduction of higher margin sales of pandemic related products, Avandia and Valtrex, together with the effect of regional mix and the impact of US healthcare reform and European austerity price cuts. These adverse impacts were partially offset by lower restructuring costs, lower inventory write-offs and greater savings from the Operational Excellence programme.

Selling, general and administration

SG&A costs were 32.2% of turnover compared with 46.0% in 2010. Legal costs of £157 million (2010 – £4,001 million) primarily arose from additional charges in the year for product liability cases regarding Paxil, Poligrip and other products and various government investigations and reflect the best estimates of the additional amounts expected to be necessary to resolve those disputes. Excluding legal costs, SG&A costs were 31.7% of turnover, 0.2 percentage points lower than in 2010. This reflected lower restructuring charges and ongoing cost savings, including from the Operational Excellence programme, partly offset by the impact of the reduction in sales of pandemic related products, Avandia and Valtrex and the US healthcare reform levy of £100 million, and continuing investment in growth businesses and new product launches.

Advertising and promotion declined 5%, selling and distribution declined 7% and general and administration excluding legal increased 2%. Collectively these items accounted for a 3% decline in SG&A before legal costs.

Research and development

We remain focused on delivering an improved return on our investment in R&D and sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales, but instead capital is allocated using strict returns based criteria.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards). The table below analyses the Group R&D expenditure by these categories:

GSK Annual Report 2011	57
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

	2011 £m	2010 £m	2009 £m
Discovery	853	940	978
Development	1,720	1,531	1,610
Facilities and central support functions	587	802	689
Pharmaceuticals R&D	3,160	3,273	3,277
Vaccines R&D	599	533	524
Consumer Healthcare R&D	153	158	150
R&D before major restructuring	3,912	3,964	3,951
Major restructuring	97	493	155
Total R&D	4,009	4,457	4,106

The proportion of Pharmaceuticals R&D investment made in the late-stage portfolio continues to grow from 49% of the total Pharmaceuticals R&D costs in 2009 to 54% in 2011.

R&D expenditure was 14.6% of turnover compared with 15.7% in 2010, reflecting lower restructuring costs, efficiency savings and lower intangible asset impairments, partly offset by increased investment in the late-stage pipeline.

Other operating income

Other operating income was £587 million (2010 – £493 million) primarily comprising royalty income of £309 million (2010 – £296 million) and profits on asset disposals of £355 million (2010 – £244 million) partly offset by equity investment impairments of £78 million (2010 – £65 million) and restructuring costs of £23 million (2010 – £nil) associated with the proposed divestment of the non-core Consumer Healthcare brands.

Operating profit – total results

Operating profit after restructuring charges of £590 million (2010 – £1,345 million) for the year ended 31 December 2011 was £7,807 million, an increase of over 100% in CER and sterling terms compared with 2010. Excluding legal costs of £157 million (2010 – £4,001 million), operating profit was £7,964 million a 3% increase in CER terms (2% in sterling terms) principally reflecting a 3% decline in turnover, lower cost of sales, lower R&D expenditure and higher other operating income.

Net finance costs

Finance income	2011 £m	2010 £m
Interest and other finance income	90	103
Fair value movements	–	13
	90	116
Finance costs
Interest costs	(744)	(767)
Unwinding of discounts on liabilities	(12)	(18)
Remeasurements and fair value movements	(23)	(21)
Other finance expense	(20)	(25)
	(799)	(831)

Net finance expense fell slightly to £709 million from £715 million in 2010. This reflected relatively stable levels of net debt as the Group’s strong cash generation funded share repurchases of £2.2 billion and increased dividend payments.

Profit on disposal of interest in associates

The pre-tax profit on the disposal of interests in associates was £585 million (£246 million after tax), primarily reflecting the disposal of the remaining shares in Quest Diagnostics.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £15 million (2010 – £81 million) arose principally from the Group’s holding in Aspen Pharmacare. The decline in 2011 reflected the disposal of the shares in Quest Diagnostics in February 2011.

Profit before taxation – total results

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, total profit before taxation was £7,698 million compared with £3,157 million in 2010. The more than 100% increase in CER and sterling terms reflected the impact of lower legal charges in 2011.

Profit before tax – results before major restructuring

The results before major restructuring are set out below:

		2011		2010		Growth
	£m	%	£m	%	CER%	£%
Turnover	27,387	100	28,392	100	(3)	(4)
Cost of sales	(7,259)	(26.5)	(7,405)	(26.1)	(2)	(2)
Selling, general and administration	(8,429)	(30.8)	(12,388)	(43.6)	(31)	(32)
Research and development	(3,912)	(14.3)	(3,964)	(14.0)	–	(1)
Other operating income	610	2.3	493	1.8
Operating profit	8,397	30.7	5,128	18.1	65	64

Cost of sales

Cost of sales increased to 26.5% of turnover compared with 26.1% in 2010. This reflected the impact of the reduction of higher margin sales of pandemic related products, Avandia and Valtrex, together with the effect of regional mix and the impact of US healthcare reform and European austerity price cuts. These adverse impacts were partially offset by lower inventory write-offs and greater savings from the Operational Excellence programme.

Selling, general and administration

SG&A costs were 30.8% of turnover compared with 43.6% in 2010. Legal costs of £157 million (£4,001 million in 2010) primarily arose from additional charges in the year for product liability cases regarding Paxil, Poligrip and other products and various government investigations and reflect the best estimates of the additional amounts expected to be necessary to resolve those disputes. Excluding legal costs, SG&A costs were 30.2% of turnover, 0.7 percentage points higher than in 2010. This reflected the impact of the reduction in sales of pandemic related products, Avandia and Valtrex and the US healthcare reform levy of £100 million, and continuing investment in growth businesses and new product launches, partly offset by ongoing cost savings, including from the Operational Excellence programme.

Advertising and promotion declined 5%, selling and distribution declined 1% and general and administration excluding legal costs increased 4% owing to the US healthcare reform levy. Collectively these items accounted for a 1% decline in SG&A excluding legal costs.

58	GSK Annual Report 2011

Financial review & risk	Financial review continued

Research and development

See table and discussion on page 56.

Other operating income

Other operating income was £610 million (2010 – £493 million) primarily comprising royalty income of £309 million (2010 – £296 million) and profits on asset disposals of £355 million (2010 – £244 million) partly offset by equity investment impairments of £78 million (2010 – £65 million).

Operating profit – results before major restructuring

Operating profit before major restructuring was £8,397 million, a 65% increase in CER terms over 2010, as a result of lower legal costs in 2011.

Excluding legal costs of £157 million (£4,001 million in 2010), operating profit was £8,554 million, 5% below last year. The operating profit margin excluding legal charges and other operating income fell by 1.4 percentage points to 29.0% (2010 – 30.4%). This decline resulted from the loss of sales of the higher margin pandemic products, Avandia and Valtrex, adverse regional mix, austerity price cuts and the introduction of the US healthcare reform levy, and continuing investment in growth businesses and new product launches, partly offset by ongoing cost savings, including from the Operational Excellence programme.

Net finance costs

Finance income	2011 £m	2010 £m
Interest and other income	90	103
Fair value movements	–	13
	90	116
Finance costs
Interest costs	(744)	(767)
Unwinding of discounts on liabilities	(10)	(18)
Remeasurements and fair value movements	(23)	(18)
Other finance expense	(20)	(25)
	(797)	(828)

Net finance expense fell slightly to £707 million from £712 million in 2010. This reflected relatively stable levels of net debt as the Group’s strong cash generation funded share repurchases of £2.2 billion and increased dividend payments.

Profit on disposal of interest in associate

The pre-tax profit on the disposal of interests in associates was £585 million (£246 million after tax), primarily reflecting the disposal of the remaining shares in Quest Diagnostics.

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £15 million (2010 – £81 million) arose principally from the Group’s holding in Aspen Pharmacare. The decline in 2011 reflected the disposal of the share in Quest Diagnostics in February 2011.

Profit before taxation – results before major restructuring

Taking account of net finance costs, the profit on disposal of interests in associates and the share of profits of associates, profit before tax before major restructuring was £8,290 million compared with £4,505 million in 2010, an 86% CER increase and an 84% increase in sterling terms.

Taxation charge

	2011 £m	2010 £m
UK corporation tax at the UK statutory rate	647	82
Less double taxation relief	(164)	(156)
	483	(74)
Overseas taxation	1,603	1,496
Current taxation	2,086	1,422
Deferred taxation	154	(118)
Taxation on total profits	2,240	1,304

Tax on profit before major restructuring charges amounted to £2,354 million and represented an effective tax rate of 28.4% (2010 – 34.3%). Excluding the impact of the tax on the disposal of the Quest shares, the tax rate was approximately 26.2%, and benefited from early realisation of some of our tax strategies.

We continue to believe that we have made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Profit the year

	2011 £m		2010 £m		Growth
					CER%	£%
Total profit after taxation for the year	5,458		1,853		>100	>100
Total profit attributable to shareholders	5,261		1,634		>100	>100
Basic earnings per share (pence)	104.6	p	32.1	p	>100	>100
Basic earnings per ADS (US$)	$3.37		$1.00
Results before major restructuring profit after taxation for the year	5,936		2,961		>100	>100
Results before major restructuring profit attributable to shareholders	5,739		2,742		>100	>100
Adjusted earnings per share (pence)	114.1	p	53.9	p	>100	>100
Adjusted earnings per ADS (US$)	$3.67		$1.67
Weighted average number of shares (millions)	5,028		5,085
Diluted total earnings per share (pence)	103.2	p	31.9	p
Diluted total earnings per ADS (US$)	$3.32		$0.99
Diluted weighted average number of shares (millions)	5,099		5,128

Total results including restructuring costs produced a basic EPS of 104.6p compared with 32.1p in 2010. EPS before major restructuring for the year was 114.1p compared with 53.9p in 2010. Excluding legal charges, EPS before major restructuring declined 2.5% in CER terms and 3.3% in sterling terms.

GSK Annual Report 2011	59
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The adverse 0.8 percentage point currency impact on EPS before major restructuring arose predominantly from the strengthening of Sterling against the US dollar partly offset by the weakening of Sterling against the Japanese Yen.

Dividend

The Board declared four interim dividends resulting in a dividend for the year of 70 pence, a 5 pence increase on the 65 pence per share for 2010. The Board has also declared a supplemental interim dividend of 5 pence per share related to the disposal of certain non-core OTC brands in North America, which was completed on 31 January 2012, to be paid at the same time as the fourth interim dividend. See Note 16 ‘Dividends’ on page 161.

Reporting to shareholders

As previously announced, a number of changes to the way we report, including transition to a core EPS measure, will be introduced in 2012. For more details see page 51.

Critical accounting policies

The consolidated financial statements are prepared in accordance with IFRS, as adopted for use in the European Union, and also with IFRS as issued by the IASB, following the accounting policies approved by the Board and described in Note 2 to the financial statements, ‘Accounting principles and policies’. We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.

The critical accounting policies, for which information on the judgements and estimates made is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’, and in the relevant detailed notes to the financial statements as indicated below, relate to the following areas:

•	Turnover

•	Taxation (Note 14)

•	Legal and other disputes (Notes 29 and 44)

•	Property, plant & equipment (Note 17)

•	Goodwill (Note 18)

•	Other intangible assets (Note 19)

•	Pensions and other post-employment benefits (Note 28)

Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Key accounting judgements and estimates’.

In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals and Vaccines, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals and Vaccines business:

•

We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

•

Customer rebates are offered to key managed care and group purchasing organisations (GPO) and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

•

The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. In 2010, the Patient and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of individual state agreements using a combination of historical experience, product and population growth, anticipated price increases and the impact of contracting strategies

•	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

•

Where there is historical experience of customer returns, we record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals and Vaccines business is as follows:

	2011		2010		2009
	£m	%	£m	%	£m	%
Gross turnover	9,783	100	10,802	100	11,674	100
Chargebacks	(756)	8	(993)	9	(1,124)	10
Managed care, Medicare
Part D and GPO rebates	(926)	9	(894)	8	(907)	8
US government and state programmes	(722)	7	(742)	7	(542)	5
Cash discounts	(176)	2	(193)	2	(200)	2
Customer returns	(105)	1	(179)	1	(172)	1
Prior year adjustments	94	(1)	38	–	24	–
Other items	(157)	2	(191)	2	(175)	1
Total deductions	(2,748)	28	(3,154)	29	(3,096)	27
Net turnover	7,035	72	7,648	71	8,578	73

The overall return and rebate rate has decreased in the year primarily due to lower sales of highly discounted brands, particularly in the Managed Medicaid segment, and adjustments to prior year estimates.

60	GSK Annual Report 2011

Financial review & risk	Financial review continued

The total accruals for rebates, discounts, allowances and returns in the US Pharmaceuticals and Vaccines business were as follows:

	At 31 December 2011 £m	At 31 December 2010 (restated) £m
Chargebacks	43	50
Managed care, Medicare Part D and GPO rebates	372	331
US government and state programmes	578	536
Cash discounts	18	21
Customer returns	234	254
Other	24	28
Total	1,269	1,220

Information relating to 2010 has been restated following changes to the classification of items included in certain of the above categories.

The accrual for rebates to US government and state programmes has increased as a result of the US healthcare reform implemented during 2011.

A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.

On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2011 were estimated to amount to approximately one month of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.

In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.

In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. We may become involved in significant legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made. This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.

Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of its operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.

These meetings, as appropriate, detail the status of significant litigation and governmental investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.

The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate.

Financial position and resources

Property, plant and equipment

Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of its property, plant and equipment to minimise risks of interruption of production and to achieve compliance with regulatory standards. A number of its processes use chemicals and hazardous materials.

The total cost of our property, plant and equipment at 31 December 2011 was £18,832 million, with a net book value of £8,748 million. Of this, land and buildings represented £3,817 million, plant and equipment £2,905 million and assets in construction £2,026 million. In 2011, we invested £1,061 million in new and renewal property, plant and equipment. This is mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2011, we had capital contractual commitments for future expenditure of £504 million and operating lease commitments of £354 million. We believe that our facilities are adequate for our current needs.

We observe stringent procedures and use specialist skills to manage environmental risks from these activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environmental sustainability’ on page 49 and in Note 44 to the financial statements, ‘Legal proceedings’.

Goodwill

Goodwill increased during the year to £3,754 million at 31 December 2011 from £3,606 million. The increase primarily reflects the goodwill arising on the acquisition of Maxinutrition Group Holdings Limited of £114 million, partly offset by a weakening of overseas currencies.

Other intangible assets

Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2011 was £7,802 million (2010 – £8,532 million). The decrease in 2011 reflected amortisation and impairment of existing intangibles partly offset by additions of £363 million through business combinations and other additions.

GSK Annual Report 2011	61
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Financial position

	2011 £m	2010 £m
Assets
Non-current assets
Property, plant and equipment	8,748	9,045
Goodwill	3,754	3,606
Other intangible assets	7,802	8,532
Investments in associates and joint ventures	560	1,081
Other investments	590	711
Deferred tax assets	2,849	2,566
Derivative financial instruments	85	97
Other non-current assets	525	556
Total non-current assets	24,913	26,194
Current assets
Inventories	3,873	3,837
Current tax recoverable	85	56
Trade and other receivables	5,576	5,793
Derivative financial instruments	70	93
Liquid investments	184	184
Cash and cash equivalents	5,714	6,057
Assets held for sale	665	16
Total current assets	16,167	16,036
Total assets	41,080	42,230
Liabilities
Current liabilities
Short-term borrowings	(2,698)	(291)
Trade and other payables	(7,359)	(6,888)
Derivative financial instruments	(175)	(188)
Current tax payable	(1,643)	(1,047)
Short-term provisions	(3,135)	(4,380)
Total current liabilities	(15,010)	(12,794)
Non-current liabilities
Long-term borrowings	(12,203)	(14,809)
Deferred tax liabilities	(822)	(707)
Pensions and other post-employment benefits	(3,091)	(2,672)
Other provisions	(499)	(904)
Derivative financial instruments	(2)	(5)
Other non-current liabilities	(626)	(594)
Total non-current liabilities	(17,243)	(19,691)
Total liabilities	(32,253)	(32,485)
Net assets	8,827	9,745
Equity
Share capital	1,387	1,418
Share premium account	1,673	1,428
Retained earnings	3,370	4,779
Other reserves	1,602	1,262
Shareholders’ equity	8,032	8,887
Non-controlling interests	795	858
Total equity	8,827	9,745

Investments

We held investments, including associates and joint ventures, with a carrying value at 31 December 2011 of £1,150 million (2010 – £1,792 million). The market value at 31 December 2011 was £1,355 million (2010 – £2,688 million). The largest of these investments are in an associate: Aspen Pharmacare Holdings Limited which had a book value at 31 December 2011 of £393 million (2010 – £397 million) and an investment in Theravance, Inc. which had a book value at 31 December 2011 of £226 million (2010 – £244 million). The investments include equity stakes in companies where the Group has research collaborations, which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.

Derivative financial instruments: assets

We had both non-current and current derivative financial instruments held at fair value of £155 million (2010 – £190 million). The majority of this amount relates to interest rate swaps and foreign exchange contracts designated as accounting hedges.

Inventories

Inventory of £3,873 million has increased by £36 million during the year. The increase reflects higher Vaccine stocks, principally Cervarix for the national HPV programme in Japan, partly offset by initiatives to reduce manufacturing cycle times and reduce stockholding days through more efficient use of inventory throughout the supply chain.

Trade and other receivables

Trade and other receivables of £5,576 million have decreased from 2010 reflecting specific actions taken to reduce overdue and other receivables as part of our initiative to reduce working capital.

Derivative financial instruments: liabilities

We held current and non-current derivative financial instruments held at fair value of £177 million (2010 – £193 million) relating primarily to foreign exchange contracts which represent hedges of inter-company loans, deposits and legal provisions, but are not designated as accounting hedges.

Trade and other payables

Trade and other payables amounting to £7,359 million have increased from 2010, reflecting working capital initiatives to extend supplier terms towards our 60-day term objective.

Provisions

We carried deferred tax provisions and other short-term and non-current provisions of £4,456 million at 31 December 2011 (2010 – £5,991 million) in respect of estimated future liabilities, of which £2,772 million (2010 – £4,000 million) related to legal and other disputes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of restructuring programmes to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.

62	GSK Annual Report 2011

Financial review & risk	Financial review continued

Pensions and other post-employment benefits

We account for pension and other post-employment arrangements in accordance with IAS 19. The deficits, net of surpluses before allowing for deferred taxation were £1,476 million (2010 – £1,224 million) on pension arrangements and £1,595 million (2010 – £1,425 million) on unfunded post-employment liabilities. The pension liabilities increased following a decrease in asset values in the UK, and reductions in the rates used to discount UK pension liabilities from 5.5% to 4.8% and US pension liabilities from 5.2% to 4.4%, partly offset by a lower long term inflation rate and the deficit reduction contributions of £450 million (2010 – £456 million).

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This contract was valued at £735 million at 31 December 2011.

Net debt

	2011 £m	2010 £m
Cash, cash equivalents and liquid investments	5,898	6,241
Borrowings – repayable within one year	(2,698)	(291)
Borrowings – repayable after one year	(12,203)	(14,809)
Net debt	(9,003)	(8,859)

Net debt increased by £144 million as free cash flow and asset disposal proceeds largely funded dividends to shareholders and share repurchases.

Movements in net debt

	2011 £m	2010 £m
Net debt at beginning of year	(8,859)	(9,444)
Decrease in cash and bank overdrafts	(94)	(642)
Cash inflow from liquid investments	(30)	(91)
Net repayment of short-term loans	(37)	1,290
Debt of subsidiary undertakings acquired	(10)	(20)
Exchange movements	(10)	61
Other movements	37	(13)
Net debt at end of year	(9,003)	(8,859)

Total equity

At 31 December 2011, total equity had decreased from £9,745 million at 31 December 2010 to £8,827 million. The decrease arose principally from share repurchases in the year.

A summary of the movements in equity is set out below.

	2011 £m	2010 £m
Total equity at beginning of year	9,745	10,742
Total comprehensive income for the year	4,424	2,086
Dividends to shareholders	(3,406)	(3,205)
Shares issued	250	62
Changes in non-controlling interests	18	–
Forward contract relating to non-controlling interest	(29)	–
Shares purchased and cancelled or held as Treasury shares	(2,191)	–
Consideration received for shares transferred by ESOP Trusts	45	17
Shares acquired by ESOP Trusts	(36)	(16)
Share-based incentive plans	191	175
Tax on share-based incentive plans	50	2
Distributions to non-controlling interests	(234)	(118)
Total equity at end of year	8,827	9,745

Share purchases

In 2011, the Employee Share Ownership Plan (ESOP) Trusts acquired £36 million of shares in GSK plc (2010 – £16 million). Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes. A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require us to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.

At 31 December 2011, the ESOP Trusts held 91 million (2010 – 105 million) GSK shares against the future exercise of share options and share awards. The carrying value of £492 million (2010 – £845 million) has been deducted from other reserves. The market value of these shares was £1,337 million (2010 – £1,308 million).

On 3 February 2011, we announced that we would commence a new long-term share buy-back programme. 169.2 million shares were repurchased in 2011 at a cost of £2,191 million. (See Note 33 ‘Share capital’). We intend to make further repurchases of £1–2 billion during 2012. The exact amount and timing of future purchases, and whether the shares will be held as Treasury shares or be cancelled, will be determined by the company and is dependent on market conditions and other factors. At 31 December 2011, we held 501.2 million shares as Treasury shares (2010 – 474.2 million shares), at a cost of £6,661 million (2010 – £6,286 million), which has been deducted from retained earnings.

In the period 1 January 2012 to 2 March 2012 8.6 million shares were purchased at a cost of £122.3 million.

Commitments and contingent liabilities

Financial commitments are summarised in Note 39 to the financial statements, ‘Commitments’. Other contingent liabilities and obligations in respect of short and long-term debt are set out in Note 31 to the financial statements, ‘Contingent liabilities’ and Note 32 to the financial statements, ‘Net debt’.

GSK Annual Report 2011	63
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Amounts provided for pensions and post-retirement benefits are set out in Note 28 to the financial statements, ‘Pensions and other post-employment benefits’. Amounts provided for restructuring programmes and legal, environmental and other disputes are set out in Note 29 to the financial statements, ‘Other provisions’.

Contractual obligations and commitments

The following table sets out our contractual obligations and commitments at 31 December 2011 as they fall due for payment.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Loans	14,817	2,665	2,581	1,333	8,238
Interest on loans	9,491	750	1,194	978	6,569
Finance lease obligations	95	34	39	14	8
Finance lease charges	11	3	6	2	–
Operating lease commitments	354	113	111	47	83
Intangible assets	7,968	467	1,279	1,347	4,875
Property, plant & equipment	504	405	94	5	–
Purchase of non-controlling interests	97	15	82	–	–
Investments	64	17	25	20	2
Purchase commitments	882	179	323	243	137
Pensions	730	365	365	–	–
Other commitments	190	93	78	19	–
Total	35,203	5,106	6,177	4,008	19,912

Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.

We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.

As some of these agreements relate to compounds in the early stages of development, milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally the closer the product is to marketing approval the greater the possibility of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved, and include £6.1 billion which relates to externalised projects in the discovery portfolio. A number of new commitments were made in 2011 under licensing and other agreements, including arrangements with Theravance, Inc. and Janssen Biologics BV.

The commitments for purchase of non-controlling interests and investments represent the maximum amounts payable.

In 2009, we reached an agreement with the trustees of the UK pension schemes to make additional contributions over a five year period, to eliminate the pension deficit identified at the 31 December 2008 actuarial funding valuation. The table above shows this commitment but excludes the normal ongoing annual funding requirement of approximately £120 million. For further information on pension obligations, see Note 28 to the financial statements, ‘Pensions and other post-employment benefits’.

Contingent liabilities

The following table sets out contingent liabilities, comprising discounted bills, performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Guarantees	112	74	1	1	36
Other contingent liabilities	93	7	43	13	30
Total	205	81	44	14	66

In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 29 to the financial statements, ‘Other provisions’.

We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2011, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.

The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities. This is discussed further in ‘Risk factors’ on pages 72 to 77 and Notes 14 and 44 to the financial statements, ‘Taxation’ and ‘Legal proceedings’.

Cash generation and conversion

A summary of the consolidated cash flow is set out below.

	2011 £m	2010 £m
Net cash inflow from operating activities	6,250	6,797
Net cash outflow from investing activities	(112)	(1,868)
Net cash outflow from financing activities	(6,232)	(5,571)
Decrease in cash and bank overdrafts	(94)	(642)

Exchange adjustments	(108)	81
Cash and bank overdrafts at beginning of year	5,807	6,368
Cash and bank overdrafts at end of year	5,605	5,807

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	5,714	6,057
Overdrafts	(109)	(250)
	5,605	5,807

The net cash inflow from operating activities after taxation paid was £6,250 million, a decrease of £547 million in sterling terms compared with 2010.

The net cash outflow from investing activities was £112 million, £1,756 million lower than 2010, which primarily reflected the proceeds from the disposal of our shareholding in Quest Diagnostics Inc. and lower purchases of intangible assets during the year of £405 million (2010 – £621 million).

64	GSK Annual Report 2011

Financial review & risk	Financial review continued

Free cash flow

Free cash flow is the amount of cash generated by the business after meeting its obligations for interest, tax and dividends paid to non-controlling interests, and after capital expenditure on non-current tangible and intangible assets.

	2011	2010
Free cash flow (£m)	4,141	4,486
Free cash flow growth (%)	(8)%	(15)%

Free cash flow was adversely impacted by legal settlements of £1,466 million (2010 – £2,047 million). Free cash flow excluding legal settlements was £5,607 million in 2011, compared with £6,533 million in 2010, the decline reflecting lower contributions from pandemic products, Avandia and Valtrex and a lower reduction in working capital compared with 2010 partly offset by lower restructuring payments and lower tax payments.

Our commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions. We also intend to use the net proceeds from the disposals of our non-core OTC brands to fund increased returns to shareholders.

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure, to free cash flow is shown below.

Reconciliation of free cash flow

	2011 £m	2010 £m
Net cash inflow from operating activities	6,250	6,797
Purchase of property, plant and equipment	(923)	(1,014)
Purchase of intangible assets	(405)	(621)
Disposal of property, plant and equipment	100	92
Interest paid	(769)	(775)
Interest received	97	107
Dividends received from joint ventures and associated undertakings	25	18
Distributions to non-controlling interests	(234)	(118)
Free cash flow	4,141	4,486

Investment appraisal

We have a formal process for assessing potential investment proposals in order to ensure decisions are aligned with our overall strategy. This process includes an analysis of the impact of the project on earnings, its return on invested capital and an assessment of the return based on discounted cash flows.

The discount rate used to perform financial analysis is decided internally, to allow determination of the extent to which investments cover our cost of capital. For specific investments the discount rate may be adjusted to take into account country or other risk weightings.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,328 million (2010 – £1,635 million). Disposals realised £337 million (2010 – £218 million). Cash payments to acquire equity investments of £76 million (2010 – £279 million) were made in the year and sales of equity investments realised £68 million (2010 – £27 million).

Future cash flow

We expect that future operating cash flow will be sufficient to fund our operating and debt service costs, to satisfy normal levels of capital expenditure, to meet obligations under existing licensing agreements, to meet the expenditure arising from the major restructuring programmes (the precise timing of which is uncertain) outlined in Note 7 to the financial statements, ‘Major restructuring programmes’ and to meet other routine outflows including tax and dividends, subject to the ‘Risk factors’ discussed on pages 72 to 77. We may from time to time have additional demands for finance, such as for acquisitions and share repurchases. We have access to other sources of liquidity from short and long-term capital markets and banks and other financial institutions, in addition to the cash flow from operations, for such needs.

Working capital

	2011	2010
Working capital percentage of turnover (%)	21%	23%
Working capital conversion cycle (days)	210	221

Working capital reduced by £477 million in 2011 compared with a reduction of £1,297 million in 2010. (The reduction in 2010 was boosted by approximately £600 million of cash related to pandemic receivables). Working capital conversion cycle reduced by 11 days as a result of lower receivables and higher payables.

Payment policies

Group companies are responsible for monitoring and managing their working capital. The terms of sales collections and supplier payments reflect local commercial practice.

In the UK, the company and each of its UK subsidiaries have policies to ensure that suppliers are paid on time. In particular, the UK companies seek:

•	to settle terms of payment with suppliers when agreeing the terms of the transaction

•	to ensure that suppliers are made aware of the agreed terms of payment

•	to abide by the terms of payment.

The policy permits arrangements for accelerated payment to small suppliers.

Payment performance

At 31 December 2011, the average number of days’ payable outstanding represented by trade payables of the parent company was nil (2010 – nil) and in respect of the company and its UK subsidiaries in aggregate was 61 days (2010 – 50 days).

GSK Annual Report 2011	65
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Maturity profile of gross debt

Treasury policies

GlaxoSmithKline plc reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our strategic objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 14 July 2011.

A Treasury Management Group (TMG) meeting chaired by our Chief Financial Officer, takes place on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities.

Capital management

Our financial strategy is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity that delivers the best returns to shareholders whilst maintaining credit ratings that maximise our flexibility to access debt capital markets on attractive terms.

The capital structure of the Group consists of net debt of £9.0 billion(see Note 32, ‘Net debt’) and shareholders’ equity of £8.0 billion (see ‘Consolidated statement of changes in equity’ on page 139). Total capital, including that provided by non-controlling interests of £0.8 billion, is £17.8 billion.

We allocate capital where it can deliver the best returns for our shareholders. Our commitment is to use free cash flow to support dividends, undertake share repurchases or, where returns are more attractive, invest in bolt-on acquisitions. Investment opportunities will continue to be assessed against strict financial criteria.

With significant levels of patent or trademark protection, our pharmaceutical products compete largely on product efficacy or differentiation rather than on price. Selling margins are sufficient to cover normal operating costs and our operations continue to be highly cash generative. Before legal settlements of £1.5 billion, net cash inflow from operating activities was £7.7 billion in 2011. Free cash flow was £4.1 billion.

In 2011, we returned all of our free cash flow and asset disposal proceeds to shareholders through a balance of dividends and share buy-backs. We paid out £3.4 billion in dividends and completed £2.2 billion of share repurchases as part of our long-term programme. We have also elected to return the net proceeds from the sale of our non-core North American OTC brands to shareholders through payment of a supplemental dividend.

For further details see Note 41 to the financial statements ‘Financial instruments and related disclosures’.

Liquidity

As at 31 December 2011, our cash and liquid investments were held as follows:

	2011 £m	2010 £m
Bank balances and deposits	3,875	5,660
US Treasury and Treasury repo only money market funds	1,839	360
Corporate debt instruments	9	10
Government securities	175	211
	5,898	6,241

Our centrally managed cash reserves amounted to £3.6 billion at 31 December 2011, all available within 3 months. This excludes £0.5 billion centrally managed cash held by ViiV Healthcare, an 85% owned subsidiary. As at that date we had short-term borrowings repayable within one year of £2.7 billion. We had net debt of £9.0 billion at 31 December 2011. The table below summarises cash and gross debt after the effects of hedging.

	2011 £m	2010 £m
Cash and liquid investments	5,898	6,241
Gross debt – fixed	(13,621)	(13,741)
– floating	(1,279)	(1,358)
– non-interest bearing	(1)	(1)
Net debt	(9,003)	(8,859)

66	GSK Annual Report 2011

Financial review & risk	Financial review continued

Our policy is to borrow centrally in order to meet anticipated funding requirements. The cash flow forecast and funding requirements are monitored by the TMG on a monthly basis.

We have a European Medium Term Note programme of £15 billion. At 31 December 2011, we had £8.2 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31 December 2011, we had $10.0 billion (£6.5 billion) of notes in issue under this programme.

GSK’s long-term borrowings mature at dates between 2013 and 2042. Our long-term debt ratings have remained unchanged since February 2008. Currently GSK is rated A+ stable outlook by Standard and Poor’s and A1 stable outlook by Moody’s Investors Service (‘Moody’s’). Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

GSK has access to short-term finance under a US$10 billion commercial paper programme and $4.4 billion of committed facilities. The facilities were last renewed in October 2011, and were increased from $3.9 billion to $4.4 billion at that time. We consider this level of committed facilities to be adequate given current liquidity requirements. For further information on these facilities, please refer to Note 32 to the financial statements, ‘Net debt’.

As well as our committed facilities GSK also had substantial cash and cash equivalents and liquid investments, which amounted to £5.9 billion at 31 December 2011. In 2011 we reviewed our cash balances relative to our debt portfolio and the sources of the debt that we access in order to improve the efficiency of our balance sheet. As a result, we intend to reduce our effective net funding cost by maintaining a lower level of cash and by diversifying our sources of funding given the current low interest rate environment.

Treasury operations

The objective of treasury activity is to manage the post-tax net cost or income of financial operations to the benefit of earnings. Corporate Treasury does not operate as a profit centre. We use a variety of financial instruments to finance our operations and derivative financial instruments to manage market risks from these operations. These derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into our required currencies and to manage exposure to funding risks from changes in foreign exchange and interest rates.

We do not hold or issue derivatives for speculative purposes. Our treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Interest rate risk management

GSK’s objective is to reduce our effective net interest cost and to rebalance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of trading profit.

We use a series of interest rate swaps to redenominate one of our bonds into floating interest rates. The duration of this swap matches the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, our internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Exceptional foreign currency cash flows can be hedged selectively under the management of Corporate Treasury and the TMG. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.

In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required.

Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies monthly.

Counterparty risk management

Our policy on counterparty risk management is to work with a select group of relationship banks. Global counterparty limits are assigned to each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits is reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or authority limits as appropriate. A full counterparty analysis is presented to the TMG annually for approval.

GSK Annual Report 2011	67
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Financial review 2010

In accordance with US SEC disclosure requirements, the following discussion compares results for the year to 31 December 2010 with the results for the year to 31 December 2009.

Financial information and the discussion that follows is presented on the basis that GSK was organised and managed in 2010.

Pharmaceutical turnover

All growth rates included in the review of turnover are at constant exchange rates (CER) unless otherwise stated. The calculation of underlying turnover is described on page 27. Sterling growth rates may be found in the tables of pharmaceutical turnover by therapeutic areas on page 225 and by geographic segment below.

Pharmaceutical turnover declined 2% to £23.4 billion. Excluding pandemic products, Avandia and Valtrex, underlying turnover increased by 4%.

	2010	2009		Growth *
	£m	£m	CER%	£%
USA	7,648	8,578	(11)	(11)
Europe	6,548	7,087	(6)	(8)
Emerging Markets	3,556	2,895	22	23
Asia Pacific/Japan	3,102	2,628	9	18
ViiV Healthcare	1,566	1,605	(3)	(2)
Other	962	901	(1)	7
	23,382	23,694	(2)	(1)

Sales in the USA declined 11% to £7.6 billion, primarily due to generic competition to Valtrex, a significant reduction in sales of pandemic related products and lower sales of Avandia. New products (excluding pandemic vaccines) launched since 2007 grew 29% and contributed 8% of 2010 sales.

Europe pharmaceuticals sales declined 6% to £6.5 billion, primarily due to the impact of a significant reduction in sales of pandemic related products, generic competition to Valtrex and lower sales of Avandia.

Emerging Markets pharmaceuticals sales grew 22% to £3.6 billion, with strong growth across most product categories and also helped by pandemic related product sales of £227 million (2009 – £89 million. Asia Pacific/Japan pharmaceuticals sales grew 9% to £3.1 billion.

Pharmaceutical turnover by therapeutic area

Pharmaceutical turnover declined by 2% in 2010 as the impact of generic competition to Valtrex, lower Avandia and pandemic product sales was partly offset by growth of key products such as Seretide/Advair, Avamys/Veramyst, Avodart, Lovaza, Tyverb/Tykerb, Ventolin and the vaccines franchise.

Respiratory

Respiratory sales increased 3% to £7.2 billion.

Seretide/Advair sales grew 2% to £5.1 billion, with strong growth in Japan, up 17% to £246 million and Emerging Markets, up 16% to £328 million. Sales in the USA were level at £2.6 billion and grew 2% in Europe to £1.6 billion.

Several other respiratory products delivered growth including Avamys/Veramyst, up 33% to £193 million, Ventolin, up 8% to £522 million and Flovent, up 2% to £804 million.

Anti-virals

Anti-virals decreased 56% to £1.1 billion.

Relenza sales were £121 million (2009 – £720 million), down 84%, against the previous year where significant government pandemic orders were received. Valtrex sales declined 60% to £532 million reflecting generic competition in the USA and Europe.

Central nervous system (CNS)

CNS sales decreased 8% to £1.8 billion.

The majority of our CNS franchise was impacted by generic competition in the USA. The Wellbutrin decline of 39% primarily reflected the sale of Wellbutrin XL in the USA to Biovail in the second quarter of 2009.

Cardiovascular and urogenital

Cardiovascular and urogenital sales increased 11% to £2.6 billion, reflecting continued strong growth of key products such as Arixtra, up 19% to £301 million, Avodart, up 18% to £629 million, and Lovaza, up 17% to £530 million.

Metabolic

Metabolic sales decreased 44% to £0.7 billion.

Avandia product sales declined by 44% to £440 million. On 23 September 2010 the European Medicines Agency suspended marketing authorisation for all rosiglitazone containing products, including Avandia, and the US Food and Drug Administration announced additional measures to ensure the benefits of Avandia continue to outweigh its risks, including a Risk Evaluation and Mitigation Strategy (REMS) programme.

Oncology and emesis

Oncology and emesis sales increased 9% to £0.7 billion.

Tyverb/Tykerb, up 34% to £227 million, grew strongly in all segments. Newly launched oncology products Votrient, Arzerra and Promacta delivered sales of £38 million, £31 million and £31 million, respectively.

Vaccines

Total vaccine sales grew 15% to £4.3 billion, including £1.2 billion of pandemic vaccine sales (2009 – £883 billion). Excluding flu pandemic vaccine sales, growth was 10%. Several new vaccines contributed to this growth including Synflorix, more than doubling to £221 million, Boostrix, up 29% to £181 million and Cervarix, up 26% to £242 million. Sales of Hepatitis vaccines grew 7% to £720 million, Infanrix/Pediarix grew 8% to £700 million and seasonal flu sales grew 14% to £241 million. Rotarix sales were down 18% to £235 million, as the product continues to recover market share lost following its temporary suspension from several markets earlier in the year.

Dermatology

Dermatology sales were £1.1 billion, including heritage GSK products and those acquired through business acquisitions, principally Stiefel in July 2009. The estimated sales growth in 2010 for the business on a pro-forma basis, excluding 2010 acquisitions, was approximately 6%. In addition, our heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £256 million, up 8%.

68	GSK Annual Report 2011

Financial review & risk	Financial review continued

ViiV Healthcare (HIV)

Sales of HIV products by ViiV Healthcare were down 3% to £1.6 billion. Sales of the former Pfizer products Selzentry and Viracept, with combined sales of £118 million and growth from Epzicom/Kivexa, up 1% to £555 million, were offset by reductions in the sales from other HIV products including Trizivir, down 28% to £144 million, Combivir, down 16% to £363 million and Epivir, down 12% to £115 million.

Consumer Healthcare turnover

	% of total	2010 £m	2009 £m		Growth*
				CER%	£%
Over-the-counter medicines	49	2,456	2,339	3	5
Oral healthcare	32	1,602	1,484	6	8
Nutritional healthcare	19	952	851	9	12
	100	5,010	4,674	5	7

*	CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

Total Consumer Healthcare sales were up 5% to £5.0 billion, significantly exceeding market growth estimated by GSK to be approximately 2%. Sales in the Rest of World grew 13% to £2.0 billion, driven by strong growth in India and China, which grew by 19% and 18%, respectively. Europe sales were level with last year with sales of £2.0 billion and the business in the USA grew 1% to £1.0 billion.

OTC medicines

OTC product sales grew 3% to £2.4 billion in 2010, driven by sales of Panadol, nicotine replacement therapy products and dermatology products, partly offset by lower respiratory tract products and lower sales of alli.

Oral healthcare

Sales of Oral healthcare products rose 6% to £1.6 billion. Sensodyne performed strongly and denture care sales also grew. Sales of Aquafresh declined slightly.

Nutritional healthcare

Nutritional healthcare sales grew 9% to £1.0 billion, driven by the strong performance of Horlicks and growth in Lucozade sales.

Results before major restructuring and total results

In October 2007 we announced a significant new Operational Excellence restructuring programme. A second formal plan, was announced in February 2009 and a further expansion was announced in February 2010.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with our existing operations.

The restructuring activities that follow, and relate to, these acquisitions are of the same nature as those undertaken under the Operational Excellence programme. We consider it appropriate to present the costs of these restructuring activities in the same manner.

The restructuring costs incurred in 2010 as a direct result of the acquisition of Stiefel Laboratories, Inc. in July 2009, were £103 million (2009 – £71 million). The restructuring costs incurred as a direct result of the acquisition of Reliant Pharmaceuticals Inc., the only other acquisition since October 2007 that meets the criteria set out above, were all charged and paid in 2008.

Only the restructuring costs incurred solely as a direct result of the Operational Excellence programme and the restructuring programmes following the Reliant and Stiefel acquisitions have been reported in the major restructuring column in the income statement. As set out in Note 7 to the financial statements, ‘Major restructuring programme’, asset impairments and staff redundancies together accounted for £753 million of the £1,348 million restructuring costs incurred in 2010 and reported in the major restructuring column.

For the latest position on Results before major restructuring and total results see Results before major restructuring and total results in the 2011 Financial review on page 55.

Operating profit, profit before taxation, taxation and profit for the year are discussed below in terms of both total results, which include major restructuring costs, and results before major restructuring.

Profit before tax – total results

Total results include restructuring costs related to the Operational Excellence programme and the acquisitions of Reliant and Stiefel.

		2010		2009		Growth
	£m	%	£m	%	CER%	£%
Turnover	28,392	100	28,368	100	(1)	–
Cost of sales	(7,592)	(26.7)	(7,380)	(26.0)	3	3
Selling, general and administration	(13,053)	(46.0)	(9,592)	(33.8)	36	36
Research and development	(4,457)	(15.7)	(4,106)	(14.4)	8	9
Other operating income	493	1.7	1,135	3.9
Operating profit	3,783	13.3	8,425	29.7	(59)	(55)

Cost of sales

Cost of sales increased to 26.7% of turnover (2009 – 26.0%) reflecting the impact of generic competition to higher margin products in the USA (principally Valtrex), lower Avandia sales, US healthcare reforms and European austerity price cuts, and inventory and other asset write-downs, partially offset by savings from the Operational Excellence programme and lower restructuring costs of £187 million (2009 – £285 million).

Selling, general and administration

SG&A costs as a percentage of turnover increased by 12.2 percentage points to 46.0%. Excluding legal costs of £4,001 million (2009 – £591 million), SG&A costs were 31.9% of turnover (2009 – 31.7%). The increase of 0.2 percentage points reflected a 1% Sterling (1% CER) increase in SG&A on a flat sterling turnover growth. SG&A included restructuring costs of £665 million (2009 – £392 million), investment in growth markets and the full year impact of the acquisition of Stiefel partly offset by operational excellence savings in the USA and Europe and lower exchange losses on inter-company transactions. Advertising and promotion declined 1%, selling and distribution increased 1% and general and administration excluding legal increased 2%.

GSK Annual Report 2011	69
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Research and development

R&D expenditure was 15.7% of total turnover (2009 – 14.4%) reflecting an increase in expenditure of 9% sterling (8% CER) on a flat sterling turnover growth. This included restructuring costs of £493 million (2009 – £155 million), ViiV Healthcare R&D investments and lower intangible asset impairments of £126 million (2009 – £167 million) and savings from the Operational Excellence programme. In addition, the comparison to prior year was unfavourably impacted by the one-off recognition of a recoverable balance in 2009.

Other operating income

Other operating income was £493 million (2009 – £1,135 million) primarily reflecting royalty income of £296 million (2009 – £296 million), income from the transfer to Genentech of the exclusive promotion rights to Boniva in the USA, and asset disposals of £134 million (2009 – £875 million), partially offset by equity investment impairments of £65 million (2009 – £135 million). The 2009 income included the disposal of Wellbutrin XL, various asset disposals to Aspen Pharmacare, a royalty dispute settlement gain of £78 million and the accounting gain of £296 million on the creation of ViiV Healthcare.

Operating profit – total results

Operating profit after restructuring charges of £1,345 million (2009 – £832 million) was £3,783 million, a decrease of 59% CER (a decrease of 55% in sterling terms) compared with 2009. Excluding legal costs of £4,001 million (2009 – £591 million), operating profit was £7,784 million an 18% decline in CER terms (14% in sterling terms) principally reflecting a 1% decline in turnover, higher cost of sales, higher R&D expenditure and lower other operating income.

Net finance costs

Finance income	2010 £m	2009 £m
Interest and other finance income	102	67
Unwinding of discounts on assets	1	2
Fair value adjustments and hedges	13	1
	116	70
Finance costs
Interest costs	(767)	(770)
Unwinding of discounts on liabilities	(18)	(11)
Fair value adjustments and hedges	(21)	(2)
Other finance expense	(25)	–
	(831)	(783)

Profit on disposal of interest in associates

Profit on disposal of interest in associates was £8 million (2009 – £115 million). The 2009 profit arose from the sale of 5.7 million Quest shares. Subsequent to the 2010 year-end the Group sold its entire shareholding in Quest, which will give rise to a pre-tax profit on disposal of associates in 2011 of approximately £600 million (£250 million after tax).

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £81 million (2009 – £64 million) arose principally from the Group’s holding in Quest.

Profit before taxation – total results

Taking account of net finance costs, the profit on disposal of interest in associates and the share of profits of associates, total profit before taxation was £3,157 million compared with £7,891 million in 2009, a 64% CER decline and a 60% sterling decline.

Profit before tax – results before major restructuring

The results before major restructuring are set out below:

		2010		2009		Growth
	£m	%	£m	%	CER%	£%
Turnover	28,392	100	28,368	100	(1)	–
Cost of sales	(7,405)	(26.1)	(7,095)	(25.0)	4	4
Selling, general and administration	(12,388)	(43.6)	(9,200)	(32.4)	35	35
Research and development	(3,964)	(14.0)	(3,951)	(13.9)	–	–
Other operating income	493	1.8	1,135	3.9
Operating profit	5,128	18.1	9,257	32.6	(48)	(45)

Cost of sales

Cost of sales increased to 26.1% of turnover (2009 – 25.0%) reflecting the impact of generic competition to higher margin products in the USA (principally Valtrex), lower Avandia sales, US healthcare reforms and European austerity price cuts, and inventory and other asset write-downs, partially offset by savings from the Operational Excellence programme.

Selling, general and administration

SG&A costs as a percentage of turnover increased by 11.2 percentage points to 43.6%, primarily reflecting higher legal charges of £4,001 million (2009 – £591 million).

Excluding legal costs SG&A costs were 29.5% of turnover (2009 – 30.3%). The decrease of 0.8 percentage points reflected a 3% Sterling (2% CER) decline in expenditure compared with prior year on a flat sterling turnover growth. The decline in expenditure reflected operational excellence savings in the USA and Europe and lower exchange losses on inter-company transactions, partially offset by investment in growth markets and the full year impact of the acquisition of Stiefel.

Advertising and promotion declined 1%, selling and distribution declined 4% and general and administration excluding legal declined 1%. Collectively these items accounted for a 2% decline in total SG&A.

Research and development

R&D expenditure was 14.0% of total turnover (2009 – 13.9%) reflecting flat expenditure on a flat sterling turnover growth. This included savings from the Operational Excellence programme, lower intangible asset impairments of £126 million (2009 – £167 million) and higher ViiV Healthcare R&D investment. The comparison to prior year was unfavourably impacted by the one-off recognition of a recoverable balance in 2009.

70	GSK Annual Report 2011

Financial review & risk	Financial review continued

Other operating income

Other operating income was £493 million (2009 – £1,135 million) primarily reflecting royalty income of £296 million (2009 – £296 million), income from the transfer to Genentech of the exclusive promotion rights to Boniva in the USA, and asset disposals of £134 million (2009 – £875 million), partially offset by equity investment impairments of £65 million (2009 – £135 million). The 2009 income included the disposal of Wellbutrin XL, various asset disposals to Aspen Pharmacare, a royalty dispute settlement gain of £78 million and the accounting gain of £296 million on the creation of ViiV Healthcare.

Operating profit – results before major restructuring

Operating profit before major restructuring for the year ended 31 December 2010 was £5,128 million, a 48% decline in CER terms (a decrease of 45% in sterling terms). Excluding legal costs of £4,001 million (2009 – £591 million), operating profit was £9,129 million, an 11% decline in CER terms (a decrease of 7% in sterling terms) principally reflecting a 1% decline in turnover, higher cost of sales, higher R&D expenditure and lower other operating income partly offset by reduced SG&A costs. Operating profit margin excluding legal costs and other operating income was 30.4% in 2010.

Net finance costs

Finance income	2010 £m	2009 £m
Interest and other income	102	67
Unwinding of discounts on assets	1	2
Fair value adjustments and hedges	13	1
	116	70
Finance costs
Interest costs	(767)	(770)
Unwinding of discounts on liabilities	(15)	(8)
Fair value adjustments and hedges	(21)	(2)
Other finance expense	(25)	–
	(828)	(780)

Net interest payable for the year was £712 million (2009 – £710 million) and the company expects a similar charge in 2011.

Profit on disposal of interest in associate

Profit on disposal of interest in associates was £8 million (2009 – £115 million). The 2009 profit arose from the sale of 5.7 million Quest shares. Subsequent to the 2010 year-end, GSK sold its entire shareholding in Quest, which will give rise to a pre-tax profit on disposal of associates of approximately £600 million (£250 million after tax).

Share of after tax profits of associates and joint ventures

The share of after tax profits of associates of £81 million (2009 – £64 million) arose principally from the Group’s holding in Quest Diagnostics Inc.

Profit before taxation – results before major restructuring

Taking account of net finance costs, the profit on disposal of interests in associates and the share of profits of associates, profit before tax before major restructuring was £4,505 million compared with £8,726 million in 2009, a 52% CER decline and a 48% decline in sterling terms.

Taxation charge

	2010 £m	2009 £m
UK corporation tax at the UK statutory rate	82	600
Less double taxation relief	(156)	(183)
	(74)	417
Overseas taxation	1,496	1,997
Current taxation	1,422	2,414
Deferred taxation	(118)	(192)
Taxation on total profits	1,304	2,222

The lower tax charge for 2010 reflects higher legal charges of £4 billion (2009 – £0.6 billion).

The charge for taxation on total profits amounted to £1,304 million and represented an effective tax rate of 41.3% (2009 – 28.2%).

The charge for taxation on profit before major restructuring charges amounted to £1,544 million and represented an effective tax rate of 34.3% (2009 – 28.0%).

For the latest position on taxation see ‘Taxation’ in the Financial review on page 58.

Profit for the year

	2010		2009			Growth
	£m		£m		CER%	£%
Total profit after taxation for the year	1,853		5,669		(71)	(67)
Total profit attributable to shareholders	1,634		5,531		(75)	(70)
Basic earnings per share (pence)	32.1	p	109.1	p	(75)	(71)
Basic earnings per ADS (US$)	$1.00		$3.40
Results before major restructuring profit after taxation for the year	2,961		6,283		(56)	(53)
Results before major restructuring profit attributable to shareholders	2,742		6,145		(59)	(55)
Adjusted earnings per share (pence)	53.9	p	121.2	p	(59)	(56)
Adjusted earnings per ADS (US$)	$1.67		$3.78
Weighted average number of shares (millions)	5,085		5,069
Diluted total earnings per share (pence)	31.9	p	108.2	p
Diluted total earnings per ADS (US$)	$0.99		$3.38
Diluted weighted average number of shares (millions)	5,128		5,108

Total results including restructuring costs produced a basic EPS of 32.1p compared with 109.1p in 2009. This was a 75% decline in CER terms and a 71% decline in sterling terms. Excluding major restructuring costs, EPS was 53.9p compared with 121.2p. This was a 59% decline at CER and a 56% decrease in sterling terms. The 3 percentage point currency benefit arose from the weakness of Sterling against most major international currencies compared with last year, partly offset by the strengthening of Sterling against the Euro.

Dividend

We declared a fourth interim dividend of 19 pence per share resulting in a dividend for the year of 65 pence, a 4 pence increase on the 61 pence per share for 2009.

GSK Annual Report 2011	71
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Property, plant and equipment

The total cost of our property, plant and equipment at 31 December 2010 was £18,895 million, with a net book value of £9,045 million. Of this, land and buildings represented £3,729 million, plant and equipment £3,144 million and assets in construction £2,172 million. In 2010, GSK invested £1,038 million in new and renewal property, plant and equipment. At 31 December 2010, we had capital contractual commitments for future expenditure of £377 million and operating lease commitments of £415 million.

Goodwill

Goodwill has increased during the year from £3,361 million at 31st December 2009 to £3,606 million. The increase primarily reflects the goodwill arising on the acquisition of Laboratorios Phoenix S.A.I.C.yF. of £72 million and the impact of strengthening overseas currencies.

Other intangible assets

The net book value of other intangible assets as at 31 December 2010 was £8,532 million (2009 – £8,183 million). The increase in 2010 reflected additions of £252 million through business combinations, and currency movements, partly offset by the amortisation and impairment of existing intangibles.

Investments

We held investments, including associates and joint ventures, with a carrying value at 31 December 2010 of £1,792 million (2009 – £1,349 million). The market value at 31 December 2010 was £2,688 million (2009 – £2,225 million).

Derivative financial instruments: assets

We had both non-current and current derivative financial instruments held at fair value of £190 million (2009 – £197 million). The small decrease primarily reflects a decrease in net investment hedging volumes.

Inventories

Inventory of £3,837 million has decreased by £227 million during the year. The decrease reflected initiatives to reduce manufacturing cycle times and reduce stockholding days through more efficient use of inventory throughout the supply chain.

Trade and other receivables

Trade and other receivables of £5,793 million decreased from 2009 reflecting the recovery of significant levels of H1N1 debt during the year and specific actions taken to reduce overdue and other receivables as part of an initiative to reduce working capital.

Derivative financial instruments: liabilities

We held current and non-current derivative financial instruments held at fair value of £193 million (2009 – £168 million current) relating primarily to hedging exchange on translation of currency assets on consolidation. The small increase reflects marginally higher currency volatility on the Euro, US dollar and Yen.

Trade and other payables

Trade and other payables amounting to £6,888 million have increased from 2009, reflecting working capital initiatives to extend supplier terms towards our 60-day term objective and a strengthening of year-end foreign exchange rates.

Provisions

The Group carried deferred tax provisions and other short-term and non-current provisions of £5,991 million at 31 December 2010 (2009 – £3,886 million) in respect of estimated future liabilities, of which £4,000 million (2009 – £2,020 million) related to legal and other disputes. During 2010, we reached settlements and agreements in principle to settle a number of significant legal disputes. The settlements and agreements in principle to settle included an investigation by the US Government of our former manufacturing facility at Cidra, Puerto Rico, product liability and anti-trust litigation relating to Paxil, product liability cases regarding Avandia, Paxil and Poligrip in the USA, and an investigation by the US Government into our sales and marketing practices in the USA. The settlement process involving discussions with plaintiffs’ lawyers and government prosecutors for these matters facilitated our ability to make updated assessments of the potential exposure we faced in each of these matters, and the legal charge for the full year was increased to £4,001 million. The resulting provision for legal and other disputes of £4.0 billion at 31 December 2010 includes the best estimate of the amounts expected to be necessary to resolve those disputes, and based on the known facts and circumstances at the date of approval of these financial statements, our Directors did not believe that any material additional legal charge should be necessary in respect of those disputes.

Net debt

Net debt decreased by £585 million to £8,859 million at 31 December 2010, due to the free cash flow generated by the company exceeding the amounts paid in dividends to shareholders and invested in new businesses.

Total equity

At 31 December 2010, total equity had decreased from £10,742 million at 31 December 2009 to £9,745 million. The decrease arose principally from the increased provision for legal charges in the year.

Cash flow

The net cash inflow from operating activities after taxation paid was £6,797 million, a decrease of £1,044 million over 2009 reflecting higher legal settlements in the year partly offset by a net working capital reduction.

The net cash outflow from investing activities was £1,868 million, a decrease of £2,145 million which primarily reflected lower business purchases during 2010 of £354 million. In 2009 business purchases were £2,792 million, primarily Stiefel Laboratories, Inc. In addition purchases of property, plant and equipment were lower by £404 million in 2010.

Capital expenditure and financial investment

Cash payments for tangible and intangible fixed assets amounted to £1,635 million (2009 – £1,873 million). Disposals realised £218 million (2009 – £404 million). Cash payments to acquire equity investments of £279 million (2009 – £154 million) were made in the year and sales of equity investments realised £27 million (2009 – £59 million).

72	GSK Annual Report 2011

Financial review & risk	Risk factors

Risk factors

There are risks and uncertainties relevant to the Group’s business, financial condition and results of operations that may affect the Group’s performance and ability to achieve its objectives. The factors below are among those that the Group believes could cause its actual results to differ materially from expected and historical results. There are other risks and uncertainties that may affect the Group’s performance and ability to achieve its objectives that are not currently known to the Group, or which are deemed immaterial.

The Group reviews and assesses significant risks on a regular basis and has implemented an oversight programme to help ensure that there is a system of internal control in place. This system includes policies and procedures, communication and training programmes, supervision and monitoring and processes for escalating issues to the appropriate level of senior management. Such a system helps facilitate the Group’s ability to respond appropriately to risks and to achieve Group objectives and helps ensure compliance with applicable laws, regulations and internal policies. The Group’s management of risks is further discussed on pages 91 to 94 ‘Corporate Governance’.

It is not possible, however, for the Group to implement controls to respond to all the risks that it may face, and there can be no assurance that the steps the Group has taken to address certain risks will manage these risks effectively or at all. The six principal risks and uncertainties that might affect GSK’s business are broken down in the following areas:

Risk that R&D will not deliver commercially successful new products

The Group operates in highly competitive markets. In the Pharmaceuticals and Vaccines businesses, it faces competition from proprietary products of large, international manufacturers and from producers of generic pharmaceuticals. The Pharmaceuticals and Vaccines businesses also face increasing competition from manufacturers in emerging markets, with a lower cost manufacturing base than that of the Group. In the Consumer Healthcare business, the Group likewise faces competition from large, international consumer healthcare companies as well as local consumer healthcare companies. Significant product innovations, technical advances or the intensification of price competition by competitors may materially and adversely affect the Group’s financial results in the three businesses. The Group cannot always predict the timing or impact of competitive products or their potential impact on sales of the Group’s products. In light of the competitive environment in which the Group operates, continued development of commercially viable new products as well as the development of additional uses for existing products is critical to the Group’s ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales.

Developing new pharmaceutical and vaccine products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the development process, and one or more late stage product candidates could fail to receive regulatory approval.

New product candidates may appear promising in development but, after significant investment of Group economic and human resources, may fail to reach the market or may have only limited commercial success. This, for example, could be as a result of efficacy or safety concerns, an inability to obtain necessary regulatory approvals, difficulty manufacturing or excessive manufacturing costs, erosion of patent coverage as a result of a lengthy development period, infringement of patents or other intellectual property rights of others or an inability to differentiate the product adequately from those with which it competes. Furthermore, health authorities such as the US Food and Drug Administration, the European Medicines Agency and the Japan Pharmaceuticals and Medicines Device Agency have increased their focus on safety and product differentiation when assessing the benefit/risk balance of drugs, which has made it more difficult for pharmaceutical and vaccine products to gain regulatory approval.

There is also increasing pressure on healthcare budgets as a result of the financial crisis, the increase in the average age of the population in developed markets, and the increase in the absolute population in developing markets. Payers therefore, increasingly have demanded greater incremental benefit from pharmaceutical and vaccine products before agreeing to reimburse drug manufacturers at prices manufacturers consider appropriate. A failure to develop commercially successful products or to develop additional uses for existing products for any of these reasons could materially and adversely affect the Group’s financial results.

Intellectual property protection

Failure to obtain effective intellectual property protection for our products

As an innovator pharmaceutical, vaccine and consumer healthcare company, the Group seeks to obtain appropriate intellectual property protection for our products. Our ability to obtain and enforce patents and other proprietary rights with regard to our products is critical to the Group’s business strategy and success. In a number of markets in which the Group operates, the intellectual property laws and patent offices are still developing, and some markets may be unwilling to extend intellectual property protection to innovative products in a fashion similar to markets in more developed regions such as the European Union, Japan and the USA or to enforce previously granted intellectual property rights. The Group’s inability to obtain and enforce effective intellectual property protection for our products in certain markets could have a material adverse result on the Group’s financial results.

In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. Some developing countries have reduced, or threatened to reduce, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, to facilitate early competition within their markets from generic manufacturers. Any loss of patent protection, including reducing the scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its intellectual property to a competitor), could materially and adversely affect the Group’s financial results in those markets. Absence of adequate patent protection could limit the opportunity to rely on such markets for future sales growth for the Group’s products.

GSK Annual Report 2011	73
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Expiry of intellectual property rights protection on the Group’s products and on competitive products; Competition from generic manufacturers

Pharmaceutical and vaccine products are usually only protected from being copied by generic manufacturers during the period of exclusivity provided by an issued patent or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiry of intellectual property rights protection, a generic manufacturer may produce a generic version of the product.

The Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Introduction of generic products, particularly in the USA where the Group has its highest turnover and margins, typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products. The Group had eleven pharmaceutical and vaccine products with over £500 million in annual global sales in 2011. For certain of these products there is generic competition in the USA and some markets in Europe. In addition, the timing and impact of entry for a ‘follow-on’ product to Seretide/Advair that contains the same active ingredients is uncertain.

The US patent for compositions containing the combination of active substances in Seretide/Advair expired during 2010. The outlook for the timing and impact of entry of ‘follow-on’ competition is uncertain. GSK has not been notified of any acceptance by the US FDA of an application for a ‘follow-on’ product that refers to Seretide/Advair and contains the same active ingredients (as would be expected to precede the introduction of such a product), and is not able to predict when this may occur or when any such ‘follow-on’ product may enter the US market.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of the Group’s most important products prior to the expiration of the Group’s patents. Efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe the Group’s patents. If the Group is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA and Europe, the Group’s financial results would be adversely affected. The expiration dates for patents for the Group’s major products and a description of litigation settlements which may affect the dates on which generic versions of the Group’s products may be introduced are set out on page 239. Legal proceedings involving patent challenges are set out in Note 44 to the financial statements, ‘Legal proceedings’.

The Group may also experience an impact on sales of one of its products due to the expiry or loss of patent protection for a product marketed by a competitor in a similar product class or for treatment of a similar disease condition. The availability of generic products in the same or similar product class in which one of the Group’s products competes could have a material adverse impact on sales of the Group’s products.

Potential changes in intellectual property laws and regulations

Proposals to change existing patent and data exclusivity laws and regulations in major markets in which the Group sells its products are a continuing feature of the political process in those countries. These include proposals that could have the effect of making prosecution of patents for new products more difficult and time consuming or that could adversely affect the exclusivity period for the Group’s products, including biological products. Should such proposals be enacted, they may materially and adversely affect the Group’s financial results. For example, in 2010, as part of the comprehensive healthcare reform in the USA, the Biologics Price Competition and Innovation Act was enacted which introduced new regulations for ‘follow-on’ biologics that allow a sufficiently similar biologic to be able to rely on an innovator’s approval following a 12-year data exclusivity period. Regulations outlining the requirements for establishing biosimilars and interchangeable products, as well as the operation of complicated patent litigation provisions, have not yet been proposed by the FDA. In Europe, the EMA has finalised guidelines for similar biological medicinal products containing MAbs (Monoclonal antibodies).

The loss of patent protection for some or all of the Group’s products could have a material adverse impact on sales of the Group’s products.

Risk of substantial adverse outcome of litigation and government investigations

Note 44 to the financial statements, ‘Legal proceedings’, contains a discussion of material proceedings and governmental investigations currently involving the Group which, if proven, could give rise to civil and/or criminal liabilities. Unfavourable resolution of these and similar future proceedings or investigations may have a material adverse effect on the Group’s financial condition and results of operations. The Group has made provisions in 2011 and prior years related to such legal proceedings and investigations, which reduced its earnings.

In the future, the Group may also make additional significant provisions related to legal proceedings and investigations which would reduce its earnings. In many cases, the Group believes that it is the practice of the plaintiff bar to claim damages in amounts that bear no reasonable relationship to the underlying harm allegedly caused by the Group’s products or its actions. Accordingly, it may be potentially misleading for the Group to quantify, based on the amount of damages claimed, its potential exposure to claims, proceedings and investigations of the type described in Note 44 to the financial statements, ‘Legal proceedings’.

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost, and reduced the capacity, of insurers to provide coverage for pharmaceutical companies generally, including the Group.

In order to contain insurance costs in recent years, the Group has continued to adjust its coverage profile, accepting a greater degree of uninsured exposure in some areas, and a lesser degree in others, in order to optimise the value of insurance markets. In addition, where claims are made under insurance policies, insurers regularly reserve the right to deny cover on various grounds.

74	GSK Annual Report 2011

Financial risk & review	Risk Factors continued

Product liability litigation

Pre-clinical and clinical trials are conducted during the development of potential pharmaceutical, vaccine and consumer healthcare products to determine the safety and efficacy of the products for use by humans following approval by regulatory authorities. Notwithstanding the efforts the Group makes to determine the safety of its products through regulated clinical trials, unanticipated side effects may become evident only when drugs and vaccines are widely introduced into the marketplace.

In other instances, third parties may perform analyses of published clinical trial results which, although not necessarily accurate or meaningful, may raise questions regarding the safety of pharmaceutical, vaccine or consumer healthcare products which may be publicised by the media and may result in product liability claims. The Group is currently a defendant in a substantial number of product liability lawsuits, including class actions, that involve significant claims for damages related to the Group’s pharmaceutical and consumer healthcare products. Litigation, particularly in the USA, is inherently unpredictable. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open ended exposure and thus could materially and adversely affect the Group’s financial results.

Anti-trust litigation

In the USA, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, anti-trust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. The Group may also be subject to other anti-trust litigation involving competition claims unrelated to patent infringement and prosecution. A successful anti-trust claim by a private party or government entity against the Group could materially and adversely affect the Group’s financial results.

Sales and marketing regulation

The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions. The failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and criminal legal proceedings brought against the Group by governmental entities at the federal and state levels and by private plaintiffs. As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, conduct of the Group may be called into question.

In the USA, for example, while the Group has reached agreement in principle to resolve certain federal governmental investigations into the pricing, marketing and reimbursement of its prescription drug products, as detailed in Note 44 to the financial statements, “Legal proceedings”, related state investigations that have been initiated on the basis of the same factual claims could result in restitution or civil litigation on behalf of state governments, and could also result in related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. The conduct of the Group could result in additional investigations in the future by the US federal and state governments and similar civil litigation. Any of these consequences could materially and adversely affect the Group’s financial results.

Governmental, payer and regulatory controls

Pricing

Pharmaceutical and vaccine products are subject to price controls or pressures and other restrictions in many markets, including but not limited to France, Germany, Italy, Japan and Spain. Some governments intervene directly in setting prices. In addition, in some markets, major purchasers of pharmaceutical or vaccine products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices or the terms of access to formularies. Difficult economic conditions, particularly in the major markets in Europe, could increase the pricing pressures on the Group’s pharmaceutical and vaccine products. The Group cannot accurately predict whether existing controls, pressures or restrictions will increase or whether new controls, pressures or restrictions will be introduced. Such measures may materially and adversely affect the Group’s ability to introduce new products profitably and its financial results.

For example, in the USA, where the Group has its highest margins and the most sales for any country, there are no direct government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under several state and federal healthcare programmes, primarily Medicare and Medicaid. Pricing pressures are likely to increase as the US government’s share of national health spending continues to increase. Additionally, due to passage of comprehensive health care reform in 2010, the US government’s role in providing or subsidising health insurance is expected to significantly expand in 2014, which indicates the growing role and leverage the government will bring to bear on the Group’s rebate liability with respect to US federal programs.

In recent years, a number of states have also proposed or implemented various schemes to control the pharmacy budget for drugs used by their low-income and senior citizens’ programmes, including increasing the rebate liability of pharmaceutical companies, importation from other countries and bulk purchases of drugs. Given the new state mandates contained in the US health care reform law, which will increase the number of Medicaid eligible participants, and the economic pressures on state government budgets, pricing pressures on the Group’s pharmaceutical and vaccine products are likely to increase. Any of these trends may materially and adversely affect the Group’s financial results.

GSK Annual Report 2011	75
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Regulatory controls

The Group must comply with a broad range of regulatory controls on the manufacturing, testing, approval, distribution and marketing of many of its pharmaceutical, vaccine and consumer healthcare products that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. Historically, there have been more stringent regulatory requirements in developed markets. However, in recent years, emerging markets have been increasing their regulatory expectations based on their own national interpretations of US and EU standards. As detailed on page 15, health authorities in developed markets have increased their focus on safety when assessing the risk/benefit balance of drugs in the context of not only initial product approval but also in the context of approval of additional indications and review of information regarding marketed products. Stricter regulatory controls also heighten the risk of changes in product profile or withdrawal by regulators on the basis of post-approval concerns over product safety, which could reduce revenues and result in product recalls and product liability lawsuits. There is also greater regulatory scrutiny, especially in the USA, on advertising and promotion and in particular on direct-to-consumer advertising.

In addition, in some cases, the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety (for example, the decline in sales of the Group’s product Avandia beginning in 2007 following publicity around questions regarding risks associated with the product), whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may materially and adversely affect the Group’s financial results.

Risk of interruption of product supply

The manufacture of pharmaceutical and vaccine products and their constituent materials requires compliance with good manufacturing practice regulations. The Group’s manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by the Group’s manufacturing facilities or by suppliers of key services and materials could lead to product recalls and seizures, interruption of production, delays in the approval of new products, and revoking of license to operate pending resolution of manufacturing issues. For example, non-compliance with current Good Manufacturing Practice (cGMP) requirements for US supply could ultimately result, in the most severe circumstances, in fines and disgorgement of profits. Any interruption of supply or the incurring of fines or disgorgement impacting significant products or markets could materially and adversely affect the Group’s financial results.

Materials and services provided by third-party suppliers are necessary for the commercial production of our products, including speciality chemicals, commodities and components necessary for the manufacture and packaging of many of the Group’s Pharmaceutical, Vaccine and Consumer Healthcare products. Some of the third-party services procured, for example, services provided by clinical research organisations to support development of key products, are very important to the operation of the Group’s businesses. Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials, finished products, and services creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites. The failure of a small number of single-source, third-party suppliers or service providers to fulfil their contractual obligations in a timely manner or as a result of regulatory non-compliance or physical disruption at the manufacturing sites may result in delays or service interruptions, which may materially and adversely affect the Group’s financial results.

Taxation and Treasury

The Group’s effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than that applied in the UK. In addition, many jurisdictions such as the UK, Belgium and the USA currently offer regimes that encourage innovation and new scientific endeavours by providing tax incentives, for example R&D tax credits. Furthermore, given the scale and international nature of the Group’s business, intra-group transfer pricing is an inherent tax risk as it is for other international businesses. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits or a restriction in tax relief allowed on the interest on intra-group debt, could increase the Group’s effective tax rate and materially and adversely affect its financial results.

The tax charge included in the financial statements is the Group’s best estimate of its tax liability but, until such time as audits by tax authorities are concluded, there is a degree of uncertainty regarding the final tax liability for the period. The Group’s policy is to submit tax returns within the statutory time limits and engage tax authorities to ensure that the Group’s tax affairs are as current as possible, and that any differences in the interpretation of tax legislation and regulation are resolved as quickly as possible. In exceptional cases where matters cannot be settled by agreement with tax authorities, GSK may have to resolve disputes through formal appeals or other proceedings. For example, in January 2012, the Supreme Court of Canada heard an appeal in respect of the Groups transfer pricing, as discussed in Note 14 to the financial statements, ‘Taxation’.

The Group deals in high value transactions on a frequent basis which may result in an increased risk of financial loss due to the mismanagement of cash or entering into high risk positions on hedge transactions, any of which could materially and adversely affect the Group’s financial results.

76	GSK Annual Report 2011

Financial risk & review	Risk Factors continued

There are a number of further risks, which could affect the financial condition or results of the Group, as follows:

Implementing the Group’s strategic priorities

The Group has established three strategic priorities: to grow a diversified business, deliver more products of value, and simplify its operating model. The Group may not be able to implement its strategic priorities fully. Even if the Group is able to implement them, the strategic priorities may not deliver the expected benefits.

For example, the strategic priority to grow a diversified business involves expanding the Group’s business into Emerging Markets. The Group’s pharmaceutical sales in Emerging Markets grew 6% in 2011 to nearly £3.7 billion, and represented 17% of the Group’s 2011 pharmaceutical turnover. There is no guarantee that the Group’s sales in Emerging Markets will continue to grow or that these markets will continue to experience relatively high growth rates. Some emerging markets may be especially vulnerable to the ongoing global financial crisis, or may have very limited resources to spend on healthcare. Competition in these markets for staff with the skills and training suitable for employment at an enterprise such as the Group’s may be intense. In some emerging markets, the Group may be required to rely on third party agents, which may put the Group at risk of liability, and some emerging markets lack sufficient protection against crimes such as counterfeiting. A failure to continue to expand its business in emerging growth markets could materially and adversely affect the Group’s financial results.

In addition, the Group is undertaking a restructuring programme that has an estimated cost of approximately £4.85 billion and is expected to deliver annual pre-tax savings of approximately £2.8 billion by the time it is substantially complete in 2014. The Group may not be able to execute fully this transformation of its business. Furthermore, changes in the Group’s structure, operations, revenues, costs or efficiency resulting from these restructuring activities or other strategic initiatives could result in higher than expected costs or other difficulties. Failure to realise the expected cost savings by the end of the restructuring programme or to achieve and maintain a competitive cost base could materially and adversely affect the Group’s financial results.

Anti-bribery and corruption

The Group’s extensive and increasing international operations may give rise to possible claims of bribery and corruption. Failure to comply with applicable legislation such as the US Foreign Corrupt Practices Act and the UK Bribery Act, or similar legislation in other countries, could expose the Group and senior officers to civil and criminal sanction, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could materially and adversely affect the Group’s financial results. The compliance mechanisms and monitoring programmes that the Group has in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation.

Risk from concentration of sales to wholesalers

In the USA, similar to other pharmaceutical and vaccine companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 77% of the Group’s US Pharmaceuticals and Vaccines turnover in 2011.

At 31 December 2011, the Group had trade receivables due from these three wholesalers totalling £934 million (31 December 2010 – £890 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more are affected by financial difficulty, it could materially and adversely affect the Group’s financial results.

Global political and economic conditions

As described on page 13, many of the world’s largest economies, including the major markets in which the Group operates, and financial institutions have in the recent past faced extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. The economic uncertainty continued in 2011, with multiple downgrades of sovereign credit ratings, particularly in the Eurozone. High levels of sovereign debt are negatively impacting growth in the global economy. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. The ongoing debt crisis in certain countries in Europe has increased pressures on the payers in those countries to force healthcare companies such as the Group to decrease the price of its products. The debt crisis has also given rise to concerns that some countries may not be able to pay for our products. Current economic conditions may also adversely affect the ability of our distributors, customers, suppliers and service providers to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us, which could disrupt our operations, and negatively impact our business and cash flow. Some of our distributors, customers, suppliers and service providers may be unable to pay their bills in a timely manner, or may even become insolvent, which could negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to risk from business interactions directly with fiscally-challenged government payers.

Such continued economic weakness and uncertainty could materially and adversely affect the Group’s revenues, results of operations and financial condition. The Group’s businesses, including Pharmaceuticals, Vaccines and Consumer Healthcare, may be particularly sensitive to declines in consumer or government spending. In addition, further or renewed declines in asset prices may result in a lower return on the Group’s financial investments and may cause the value of the Group’s investments in its pension plans to decrease, requiring the Group to increase its funding of those pension plans.

The Group conducts a substantial portion of its operations outside the UK. The Group’s management of foreign exchange rates is discussed in Business review, ‘Foreign exchange management’ (see page 66). Fluctuations in exchange rates between Sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, could materially and adversely affect the Group’s financial results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates.

GSK Annual Report 2011	77
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The Group operates in a number of markets that are experiencing political and social unrest. These events may lead to business disruption and liquidity problems that could adversely impact the Group’s results.

Environmental liabilities

The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that may materially and adversely affect the Group’s financial results. See Note 44 to the financial statements, ‘Legal proceedings’, for a discussion of environmental related proceedings in which the Group is involved. The Group routinely accrues amounts related to its liabilities for such matters.

Accounting standards

New or revised accounting standards, rules and interpretations issued from time to time by the International Accounting Standards Board could result in changes to the recognition of income and expense that may materially and adversely affect the Group’s financial results.

Under International Financial Reporting Standards, changes in the market valuation of certain financial instruments are required to be reflected in the Group’s reported results before those gains or losses are actually realised. This could have a significant impact on the income statement in any given period. Accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the Group entity that owns the inventory.

Regulators regularly review the financial statements of listed companies for compliance with accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in restatements of previously reported results and sometimes significant penalties. Any such investigation and required restatement could materially and adversely affect the Group’s financial results.

Protection of electronic information and assets

The Group relies on critical and sensitive data, such as corporate strategic plans, personally identifiable information, trade secrets and intellectual property, to drive planning and operations. Security of this type of data is exposed to escalating external threats that are increasing in sophistication and changing from a goal of disruption to being financially or politically motivated. The Group is also subject to various standards for the protection of personally identifiable information and this year submitted an application for Binding Corporate Rules status, which is under review by UK Information Commissioner’s Office.

Failure to implement appropriate safeguards to adequately protect against any unauthorised or unintentional access, acquisition, use, modification, loss or disclosure of this critical or sensitive data may adversely impact the Group’s ability to maintain patent rights and competitive advantages or may result in regulatory non-compliance resulting in fines and penalties or inability to sell product in a particular market.

Alliances and acquisitions

As part of the Group’s strategy to diversify into new product areas and markets, the Group has grown, and expects to continue to grow, in part through acquisitions and business alliances. There is intense competition for alliance and acquisition candidates in the pharmaceutical industry, and, as such, the Group may be unable to make these deals on acceptable terms or at all. In acquiring or forming alliances with companies, the Group may assume significant debt, become subject to unknown or contingent liabilities or fail to realise the benefits expected from these transactions. For example, most pharmaceutical companies, including those that the Group may consider acquiring, are involved in patent disputes, product liability litigation, government investigations and other legal proceedings whose outcome is subject to considerable uncertainty. The assumption of debt or unknown or contingent liabilities or the failure to realise the expected benefits may materially and adversely affect the Group’s financial results.

The process of integrating companies the Group may acquire may result in disruption to the ongoing business as the effort of integrating organisations in different locations and with, among other things, differing systems and corporate cultures may divert attention and resources, result in the loss of key employees or have other adverse consequences, any of which may materially and adversely affect the Group’s financial results.

Attraction and retention

The Group relies heavily on recruiting and retaining talented employees with a range of skills and capabilities to meet its objectives. The Group faces intense competition for qualified individuals, as the supply of people with specific skills and significant leadership potential or in specific geographic regions may be limited, particularly given the Group’s plans to expand its operations in Emerging Markets and Vaccines.

The inability to attract staff with specific technical and leadership skills, retain key employees or ensure effective succession planning for critical positions may materially and adversely affect the Group’s ability to implement key strategic objectives and ultimately impact financial results.

78	GSK Annual Report 2011

Governance & remuneration
Our Board

Our Board is responsible for the long-term success of the company, corporate governance, strategy, risk management and financial performance.

1. Sir Christopher Gent	Committee memberships
2. Sir Andrew Witty	a Audit & Risk
3. Professor Sir Roy Anderson	b Remuneration
4. Dr Stephanie Burns	c Nominations
5. Stacey Cartwright	d Corporate Responsibility
6. Larry Culp
7. Sir Crispin Davis	* Not standing for re-election at AGM 2012
8. Simon Dingemans
9. Judy Lewent	† Not standing for re-election at AGM 2013
10. Sir Deryck Maughan
11. James Murdoch
12. Dr Daniel Podolsky
13. Dr Moncef Slaoui
14. Tom de Swaan
15. Sir Robert Wilson

GSK Annual Report 2011	79
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

1. Sir Christopher Gent 63

Chairman, b, c, d

Appointed to the Board on 1 June 2004 and as Chairman on 1 January 2005. Sir Christopher is Chairman of the Nominations and Corporate Responsibility Committees. He is a Non-Executive Director of Ferrari SpA, a member of KPMG’s Chairman’s Advisory Group and a Senior Adviser at Bain & Co. Sir Christopher was formerly Chief Executive Officer of Vodafone Group plc, until his retirement in July 2003. He was also formerly a Non-Executive Director of Lehman Brothers Holdings Inc.

2. Sir Andrew Witty 47

Chief Executive Officer

Appointed on 8 October 2007 as Chief Executive Officer Designate and on 21 May 2008 as Chief Executive Officer (CEO). Sir Andrew joined the Group in 1985 and has held senior positions in Asia Pacific, South Africa and the USA. Immediately prior to being appointed CEO, he was President, GSK Pharmaceuticals Europe, a position he held from January 2003. Sir Andrew has served in numerous advisory roles to governments around the world including South Africa, Singapore and Guangzhou China. He is currently a member of the Prime Minister’s Business Advisory Group and is the Lead Non-Executive Board Member for the Department for Business, Innovation and Skills. He was a board member of the INSEAD Business School until January 2012. Sir Andrew is President of the European Federation of Pharmaceutical Industries and Associations. He was awarded a knighthood for services to the economy and to the UK pharmaceutical industry in the 2012 New Year Honours.

3. Professor Sir Roy Anderson 64

Non-Executive Director and Scientific Expert, a

Appointed on 1 October 2007. Sir Roy is Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London. He is a member of the International Advisory Board of Hakluyt & Co Ltd, a Trustee of the Natural History Museum, London, a fellow (and member of the Science Policy Advisory Group) of the Royal Society and a fellow of the Academy of Medical Sciences and the Royal Statistical Society. Sir Roy is a member of the International Advisory Board of the HIV Monitoring Foundation, an Honorary Fellow of the Institute of Actuaries and a Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences and the French Academy of Sciences. His former positions include Rector of Imperial College and Chief Scientific Adviser at the Ministry of Defence in the UK.

4. Dr Stephanie Burns 57

Non-Executive Director, d

Appointed on 12 February 2007. Stephanie was formerly Chairman, President and Chief Executive Officer of Dow Corning Corporation until her retirement on 31 December 2011. Stephanie was appointed a Non-Executive Director of Corning Inc. on 31 January 2012. She sits on the US President’s Export Council and is a former Chairman of the American Chemistry Council. She is also an officer of the Society of Chemical Industry, America Section. She has also served on the board of the Michigan Molecular Institute and the Society for Women’s Health Research.

5. Stacey Cartwright 48

Non-Executive Director, a

Appointed on 1 April 2011. Stacey joined Burberry Group plc as Chief Financial Officer in 2003 and was appointed Executive Vice President, Chief Financial Officer in June 2008. Previously she held the role of Chief Financial Officer at Egg plc between 1999 and 2003, and from 1988 to 1999 she worked in various finance-related positions at Granada Group plc.

6. Larry Culp 48

Non-Executive Director, b, c †

Appointed on 1 July 2003. Larry is President and Chief Executive Officer of Danaher Corporation. Prior to joining Danaher, he held positions in Accenture, previously Andersen Consulting.

7. Sir Crispin Davis 62

Non-Executive Director, b, c †

Appointed on 1 July 2003. Sir Crispin is Chairman of the Remuneration Committee. He is Chairman and Director of StarBev Netherlands BV, a member of Citigroup’s Global Advisory Board and serves on the Council of Oxford University. Sir Crispin was previously Chief Executive Officer of Reed Elsevier plc and prior to that appointment, Chief Executive of Aegis Group plc, which he joined from Guinness plc, where he was a member of the main board and Group Managing Director of United Distillers. In his earlier career, he worked for Procter & Gamble, where he was President of the North American Food Division.

8. Simon Dingemans 48

Chief Financial Officer

Appointed on 4 January 2011 as Chief Financial Officer Designate and on 1 April 2011 as Chief Financial Officer (CFO). Simon joined GSK from Goldman Sachs where he was a Managing Director and Partner. He has over 25 years of experience in investment banking. While at Goldman Sachs, Simon worked with GSK for over a decade and was closely involved in a number of GSK’s strategic projects, including the establishment of ViiV Healthcare.

9. Judy Lewent 63

Non-Executive Director, a

Appointed on 1 April 2011. Judy served as Executive Vice President and Chief Financial Officer of Merck & Co., Inc. until September 2007. She is also a director of Thermo Fisher Scientific Inc. and Motorola Solutions, Inc. She served on the boards of Motorola Inc. from 1995 until May 2010 and Dell Inc. from 2001 to 2011. She previously served on the board of Quaker Oats Company. Since 2009, Judy has served on the boards of Purdue Pharma Inc., Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies as a Non-Executive Director. She is also a Trustee and the Chairperson of the Audit Committee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts & Sciences.

10. Sir Deryck Maughan 64

Non-Executive Director, a, c

Appointed on 1 June 2004. Sir Deryck is a Partner of Kohlberg Kravis Roberts & Co. He is a Non-Executive Director of Thomson Reuters and BlackRock Inc., as well as serving on the board of directors of the Lincoln Center and is a Trustee of the New York University Langone Medical Center. He was formerly Chairman and Chief Executive Officer of Citigroup International and of Salomon Brothers Inc.

11. James Murdoch 39

Non-Executive Director, b, d *

Appointed on 20 May 2009. James is Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International of News Corporation. He is also Non-Executive Chairman of BSkyB plc and Non-Executive Director of Sotheby’s. He previously served as Chief Executive Officer of BSkyB plc from 2003 to 2007, and Star TV from 2000 to 2003.

12. Dr Daniel Podolsky 58

Non-Executive Director and Scientific Expert, a, d

Appointed on 1 July 2006. Daniel is President of the University of Texas Southwestern Medical Center and holds the Phillip O’Bryan Montgomery, Jr., M.D. Distinguished Presidential Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science. He is a member of the Institute of Medicine of the US National Academy of Sciences, a member of the board of the Southwestern Medical Foundation and is a director of Antibe Therapeutics, Inc.

13. Dr Moncef Slaoui 52

Chairman, Research & Development

Appointed on 17 May 2006. Moncef joined GSK Biologicals in 1988 where he engineered the development of a robust vaccines pipeline and subsequently led Worldwide Business Development for pharmaceuticals before his appointment to lead R&D. Moncef was given overall responsibility for GSK’s Oncology Business in 2010, and for GSK Vaccines in 2011. He has a PhD in Molecular Biology and Immunology from Université Libre de Bruxelles.

14. Tom de Swaan 65

Non-Executive Director, a, b

Appointed on 1 January 2006. Tom is Chairman of the Audit & Risk Committee. He is Chairman of the Supervisory Board of VanLanschot Bankiers, a member of the board of directors of Zurich Financial Services and a Non-Executive Member of KPMG Europe LLP’s Public Interest Committee. Tom is also Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold and a member of the Supervisory Board of Royal DSM. He was previously a member of the Managing Board and Chief Financial Officer of ABN AMRO.

15. Sir Robert Wilson 68

Non-Executive Director and Senior Independent Director, a, c †

Appointed on 1 November 2003. Sir Robert is currently Non-Executive Chairman of BG Group plc until he steps down in May 2012. He was previously Executive Chairman of Rio Tinto plc until his retirement in October 2003 and Chairman of The Economist Group between 2003 and 2009.

80	GSK Annual Report 2011

Governance & remuneration
Our Corporate Executive Team

Our Corporate Executive Team supports our Chief Executive Officer in the management of the business and our activities.

1. Sir Andrew Witty	10. David Pulman
2. Simon Bicknell	11. David Redfern
3. John Clarke	12. Moncef Slaoui
4. Deirdre Connelly	13. Jean Stéphenne
5. Simon Dingemans	14. Claire Thomas
6. Marc Dunoyer	15. Phil Thomson
7. Eddie Gray	16. Dan Troy
8. Abbas Hussain	17. Patrick Vallance
9. Bill Louv	18. Emma Walmsley

GSK Annual Report 2011	81
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

1. Sir Andrew Witty

Chief Executive Officer

See page 79.

2. Simon Bicknell

Senior Vice President, Governance, Ethics and Assurance

Simon was appointed to the role in January 2011. He is responsible for risk management, compliance, internal auditing, data privacy, security and the office of product quality. He was formerly SVP, Company Secretary & Corporate Compliance Officer. Simon joined the Corporate Secretariat in 1984. He was appointed Company Secretary of GlaxoSmithKline plc in May 2000 and combined this position with his role as Corporate Compliance Officer from April 2006 until his current appointment.

3. John Clarke

President, Consumer Healthcare Worldwide

John was appointed President, Consumer Healthcare in January 2006. In October 2011, in-line with agreed succession planning, he handed over responsibility to Emma Walmsley. John will continue as a member of the Corporate Executive Team until March 2012. He joined Beecham in 1976 and was the President of the Future Group before his current appointment in January 2006.

4. Deirdre Connelly

President, North America Pharmaceuticals

Deirdre joined GSK in February 2009 after working at Eli Lilly and Company for 24 years. She held a variety of positions including sales professional, General Manager of Puerto Rico, Senior Vice President of Human Resources and, most recently, President of US Operations.

5. Simon Dingemans

Chief Financial Officer

See page 79.

6. Marc Dunoyer

Global Head, GSK Rare Diseases and Chairman of GSK Japan

Marc was appointed Chairman of GSK Japan in January 2010 and in February 2010 to lead GSK’s rare diseases business from R&D to commercialisation. He joined the Group in 1999 and was previously President, Pharmaceuticals Japan from January 2000 until May 2008. He was President, Pharmaceuticals Asia Pacific/ Japan from May 2008 until July 2010.

7. Eddie Gray

President, Pharmaceuticals Europe

Eddie became responsible for the Group’s operations in Europe in January 2008. He joined Beecham in 1988 and, prior to his current appointment, was Senior Vice President and General Manager, Pharmaceuticals UK.

8. Abbas Hussain

President, Emerging Markets & Asia Pacific

Abbas joined GSK in June 2008 from Eli Lilly and Company, where he spent more than 20 years overseeing markets throughout Europe, Africa/Middle East and Australasia.

9. Bill Louv

Senior Vice President, Core Business Services & Chief Information Officer

Bill was appointed Chief Information Officer in January 2007. In addition to this role, he was appointed to create and lead Core Business Services, a global multi-function shared service, in April 2010. Prior to his current role, Bill was Senior Vice President, R&D Information Technology. Bill joined GSK in 1994 as Vice President, Medical Data Sciences.

10. David Pulman

President, Global Manufacturing and Supply

David is responsible for the Global Manufacturing and Supply organisation and Global Procurement. He joined Glaxo in 1978. He has broad experience of manufacturing operations having previously led the Primary Supply, European manufacturing, North American manufacturing, Global Logistics and Manufacturing Strategy organisations.

11. David Redfern

Chief Strategy Officer

David is responsible for proactive exploration of new business opportunities, strategic planning and the global leadership of the dermatology business. He is also Chairman of the Board of ViiV Healthcare Ltd. He began his career with GSK in 1994 in Corporate Development before being appointed Finance Director of Europe Pharmaceuticals in 1999. He was appointed Area Director for Central Europe in 2003 and Northern Europe in 2005.

12. Moncef Slaoui

Chairman, Research & Development

See page 79.

13. Jean Stéphenne

Chairman and President, Biologicals

Jean has led GSK’s global vaccines business since 1989. Previously, he was Vice President of Human Vaccines Research and Development and Production. He joined the Group in 1974 as Head of Bacterial and Viral Vaccines production. Jean was named Baron by King Albert II of the Belgians in 2000 in recognition of his leading contribution to R&D and industry in Belgium.

14. Claire Thomas

Senior Vice President, Human Resources

Claire leads the Global Human Resources (HR) function, and is responsible for GSK’s Environmental Sustainability Strategy. Previously, she oversaw HR in Pharmaceuticals International and in Pharmaceuticals Europe. Claire joined the Group in 1996 and was appointed Director of Human Resources for UK Pharmaceuticals in 1997. Claire was honoured as an Outstanding European Woman of Achievement in 2007.

15. Phil Thomson

Senior Vice President, Global Communications

Phil was appointed Senior Vice President, Global Communications in August 2010. He has responsibility for Media Relations, Investor Relations, Corporate Responsibility, Global Community Partnerships, and Internal, Product, and Business Communications. Phil joined Glaxo Wellcome as a commercial trainee in 1996.

16. Dan Troy

Senior Vice President and General Counsel

Dan joined GSK as Senior Vice President and General Counsel in September 2008. Before that he was a Partner at the Washington law firm Sidley Austin LLP and Chief Counsel of the FDA. From 2006–2007 he chaired the American Bar Association’s Section of Administrative Law, and was previously an adjunct scholar at the American Enterprise Institute in Washington, DC.

17. Patrick Vallance

President, Pharmaceuticals R&D

Appointed President, Pharmaceuticals R&D, in January 2012, Patrick joined GSK in May 2006 as Head of Drug Discovery. He focused the organisation on science that has the best chance of leading to new medicines, and created small, multidisciplinary teams called Discovery Performance Units. In 2010 he united discovery and development to create Therapy Area Units, a group he led until his recent appointment. Patrick was a clinician and academic and led the Division of Medicine at University College London before joining GSK.

18. Emma Walmsley

President, Consumer Healthcare Worldwide

Emma assumed the role of President, Consumer Healthcare Worldwide in October 2011 after joining GSK in May 2010 as President of Consumer Healthcare Europe. She joined GSK from L’Oréal where she worked for 17 years, holding a variety of marketing and general management roles in Paris, London and New York. From 2007 Emma was based in Shanghai as General Manager, Consumer Products, L’Oréal China. Before joining L’Oréal, Emma worked in strategic consultancy in both the USA and UK.

82	GSK Annual Report 2011

Governance & remuneration
Corporate governance

Dear Shareholder

Good corporate governance provides a structure for delivering the company’s strategy and is fundamental to a sound decision-making process. It supports the executive management in achieving maximum performance for the business. As Chairman, I recognise that my leadership of the Board is critical to encouraging open and transparent debate, discussion, constructive challenge and support.

UK Corporate Governance Code

We welcomed the introduction of the Financial Reporting Council’s UK Corporate Governance Code (the Code) and our report this year is structured so that we report our corporate governance arrangements and practice against its five sections. One of the new provisions of the Code is the requirement for all directors to retire each year at the Annual General Meeting (AGM) and, if they wish to continue in office, to offer themselves for election or re-election by the shareholders. We complied with this provision ahead of time at our 2011 AGM and we intend to follow this practice going forward. We also conducted our second external Board evaluation this year and, in line with the Code, intend to continue to have an external evaluation every three years.

Board composition

This year the Board has reviewed its composition and made a number of changes to ensure that its membership is continuously refreshed and that it provides the leadership expected to take our global business forward. Simon Dingemans was appointed to the Board in January and succeeded Julian Heslop as CFO in April. James Murdoch has decided not to stand for re-election at this year’s AGM. The process of refreshing the Board continues. Three of our Non-Executive Directors, Sir Crispin Davis, Sir Robert Wilson and Larry Culp, will have completed nine years’ service by 2013 and they will not offer themselves for re-election at the AGM next year. In replacing those Directors, priority is being given to candidates who have knowledge of Emerging Markets or are chief executive officers of global companies.

We support the initiatives to increase diversity on the boards of public companies, although we view diversity in a much wider context than gender diversity. This is reflected in the wide range of backgrounds and skills of our Board members. During the year, we were pleased to welcome Judy Lewent and Stacey Cartwright, who bring particular experience of global business and finance, as Non-Executive Directors. They are completing tailored induction programmes, but are already active contributors to Board debate.

Management of risk

In the current uncertain economic climate, we recognise that it is important to maintain our increased focus on risk. We have spent a significant amount of time and resources on the assessment and monitoring of risk throughout the Group, led by our Audit & Risk Committee, which oversees risk management and internal control activities. Our Anti-Bribery and Corruption Programme has been enhanced following the introduction of the UK Bribery Act 2010.

GSK Annual Report 2011	83
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Communications with shareholders

We value open, constructive and effective communication with our shareholders. Our CEO, Sir Andrew Witty, our CFO, Simon Dingemans, and myself have continued our regular dialogue with major shareholders, holding over 240 meetings with shareholders this year. I also attended meetings with the Chairman of the Remuneration Committee, Sir Crispin Davis, where we discussed remuneration policy and governance matters. I am always available to meet shareholders and would anticipate we will continue this programme of meetings each year.

Corporate governance debate

The debate over good corporate governance continues at a national, EU and international level. We have sought to contribute to that debate by responding to the numerous consultation documents issued on this subject. We feel strongly that companies – and not just their advisers and representative bodies – should contribute to the structure of governance processes going forward.

The Corporate Governance Report that follows sets out how we complied with the Code during 2011.

Sir Christopher Gent

Chairman

9 March 2012

84	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Governance and policy

This section describes our management structure and governance procedures and, together with the Remuneration Report on pages 106 to 133, includes details of how we applied and complied with the principles and provisions of the Code and with US legislation and regulations. A copy of the Code is available on the Financial Reporting Council’s website, www.frc.org.uk. Throughout 2011, we complied with the provisions of the Code, except that Larry Culp was unable to attend the AGM due to another pressing business commitment.

Leadership

The Board

The Board is responsible for the long-term success of the company and is accountable to shareholders for ensuring that the Group is appropriately managed and achieves its strategic objectives. The Board is also responsible for our system of corporate governance, strategy, risk management and financial performance.

Sir Christopher Gent has led the Board as Chairman since January 2005. The Board comprises three Executive Directors and 12 Non-Executive Directors, including the Chairman. The Executive Directors are the CEO, the CFO, and the Chairman, Research & Development.

Biographies of each of the Directors are given under ‘Our Board’ on pages 78 to 79.

The Chairman

The role of our Chairman is to lead and manage the business of the Board to provide direction and focus, while ensuring that there is a clear structure for the effective operation of the Board and its Committees. He sets the agenda for Board discussions to promote effective and constructive debate and to support a sound decision-making process, ensuring that the Board receives accurate, timely and clear information, in particular about the company’s performance.

The Chairman works closely with our CEO to ensure that the strategies and actions agreed by the Board are effectively implemented and provides support and advice to the CEO, while respecting his executive responsibility for managing the Group. The division of responsibilities between the Chairman and the CEO has been agreed by the Board and is set out in the governance section of our website.

The Chairman is responsible for the performance of the Group to shareholders and leads discussions and the development of relations with them.

The Chairman was considered to be independent in character and judgement on his appointment.

Non-Executive Directors

The Non-Executive Directors provide a strong, independent element on the Board and are well placed to constructively challenge and support management, and help develop proposals on strategy. Between them, they bring experience and independent judgement, gained at the most senior levels of international business operations and academia.

Senior Independent Director

Sir Robert Wilson has been our Senior Independent Director since 20 May 2009. His role is to act as a sounding board for the Chairman and a trusted intermediary for the other Directors. He is also available as an additional point of contact for shareholders. His responsibilities include the evaluation of the performance of the Chairman, and at the request of the Chairman, evaluating the Board and its Committees (in collaboration with the Committee Chairmen) in years when the evaluation is conducted internally. The Senior Independent Director also works with the Chairman on the process for the selection of a new Chairman as appropriate and he chairs the Nominations Committee when agreeing the recommendation to the Board for the Chairman’s successor.

Sir Robert maintains an understanding of the issues and concerns of our major shareholders through meetings with shareholders and reports from our investor relations team.

Sir Deryck Maughan will succeed Sir Robert as Senior Independent Director with effect from the end of the AGM in 2013.

CEO

Our CEO, Sir Andrew Witty, is responsible for the management of the business, developing the Group’s strategic direction for consideration and approval by the Board and implementing the agreed strategy. The CEO is assisted by other members of the CET, which meets at least 11 times a year and more often if required. Short biographies of the members of the CET are given under ‘Our Corporate Executive Team’ on pages 80 to 81.

Company Secretary

The Company Secretary, Victoria Whyte, was appointed on 1 January 2011. She is a solicitor and a Fellow of the Institute of Chartered Secretaries and Administrators. Victoria was formerly Deputy Secretary and Secretary to the Remuneration Committee. She has acted as Secretary to the Board and all the Board’s Committees since her appointment as Company Secretary.

Victoria supports the Chairman in the delivery of the corporate governance agenda, in particular in the planning of agendas for the annual cycle of Board and Committee meetings, and ensuring that information is made available to Board members in a timely fashion. She advises the Directors on Board procedures and corporate governance matters, and arranges for the Non-Executive Directors to attend internal management meetings and visits to our business operations.

For example, during the year, Larry Culp visited GSK’s site in Shanghai, China. He also met the Chairman and General Manager of GSK India in Mumbai. Tom de Swaan attended various internal compliance and assurance meetings as well as a conference of the Audit & Assurance team and Stacey Cartwright visited GSK’s manufacturing site in Ware, Hertfordshire.

GSK Annual Report 2011	85
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Corporate governance framework

The Board monitors the performance of the Group as a whole by:

•

engaging at Board meetings with, and challenging, the CEO and other members of the CET, as appropriate, on the financial and operating performance of the Group and external issues material to the Group’s prospects;

•

evaluating progress towards the achievement of the Group’s financial and business objectives and annual plans. The Non-Executive Directors scrutinise the performance of management in meeting these objectives and plans; and

•	monitoring, through reports received from various committees, the significant risks facing the Group.

The Board appraises and approves major financing, investment and licensing decisions in excess of defined thresholds.

The CEO is accountable for, and reports to the Board on, the performance of the business.

The Board discharges its responsibilities through an annual programme of meetings which include the approval of overall budgetary planning and business strategy.

The Board is ultimately responsible for the activities of the Group, its strategy and governance, risk management and financial performance. The following matters are specifically reserved to the Board:

Strategy	Approval of strategic plans and ensuring strategic objectives are achieved
Major organisation changes
Acquisitions, disposals, licensing transactions, mergers and joint ventures
Governance	Composition of the Board and its Committees
Approval of appointments and succession plans for Executive Directors and other CET members
Senior management terms of employment
Corporate governance matters
The Group’s Code of Conduct
Risk management	Determination of the Group’s risk appetite and risk management policies
Monitoring major risks and exposures
Review and approval of internal controls and risk management policies and processes
Financial performance	Appropriation and distribution of profits
Capital investments
Regular reviews of business performance and objectives

86	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

The Board met six times in 2011, with each member attending as follows:

	Number of meetings held whilst a Board member	Number of meetings attended
Sir Christopher Gent	6	6/6
Sir Andrew Witty	6	6/6
Simon Dingemans*	6	6/6
Dr Moncef Slaoui	6	6/6
Professor Sir Roy Anderson	6	6/6
Dr Stephanie Burns	6	6/6
Stacey Cartwright**	4	3/4
Larry Culp	6	6/6
Sir Crispin Davis	6	6/6
Judy Lewent**	4	4/4
Sir Deryck Maughan	6	6/6
James Murdoch	6	5/6
Dr Daniel Podolsky	6	6/6
Tom de Swaan	6	6/6
Sir Robert Wilson	6	6/6
Julian Heslop***	2	2/2
*	Simon Dingemans was appointed as a Director on 4 January 2011
**	Stacey Cartwright and Judy Lewent were appointed as Non-Executive Directors on 1 April 2011
***	Julian Heslop retired early as a director on 31 March 2011

In addition to the scheduled meetings, the Board also met on a quorate basis on three occasions.

If a Director is unable to attend a Board or Committee meeting, he or she still receives all the papers and materials for discussion at that meeting. He or she will review them and will advise the Chairman or Committee Chairman of his or her views and comments on the matters to be discussed so that they can be conveyed to other members at the meeting.

Board agenda

During 2011, the agendas for Board meetings included the following business:

January	Review of the 2010 Board evaluation report
Review of the Investor Relations strategy
Review of the 2010 financial results
Review of the Notice of AGM
Consideration of the re-appointment of the auditors
Review of the R&D commercial interface*
Review of risk and internal control processes
March	Annual review of Biologicals operations
Annual review of GMS
Update on the Investor Relations strategy
May	Review of the financial strategy
Annual review of European operations
Annual review of operations in Japan
AGM preparation
Review of licensing and capital projects
July	Review of changes to the financial strategy
Consideration of funding strategy
Consideration of tax strategy
Annual review of R&D
Annual review of the talent and leadership development strategy*
October	Annual review of projects and transactions approved by the Board
Annual review of US Pharmaceuticals and Vaccines operations
Annual review of Emerging Markets & Asia Pacific operations
December	Review of the 2011 Board evaluation report
Approval of the 2012-2014 plan
Consideration of the external economic environment’s impact on the pharmaceuticals sector*
Review of the strategy on diseases of the developing world*

*	Board agendas are shaped to create more time for strategic discussion and debate, including deep dive reviews of key issues for the business to ensure focused consideration of our strategic priorities. The items with an asterisk above represent the deep dive reviews which took place in 2011.

In addition, at each meeting, the Board receives regular updates from the CEO on the Group’s operations, reports from the CFO on financial performance and updates on developments in, and the company’s compliance with, corporate governance requirements and other regulations from the Company Secretary.

CET members make regular presentations to the Board on their areas of responsibility. The Directors meet with all the CET members on an annual basis to discuss and develop proposals collectively in relation to the Group’s strategy.

GSK Annual Report 2011	87
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Board committees

To meet best corporate governance practice, the Audit & Risk, Remuneration, Nominations and Corporate Responsibility Committees have long been an established part of our system of corporate governance.

A summary of the terms of reference of each Board Committee is set out in the table below. The full terms of reference are available on our website and reports by each Committee, including their activities during the year and attendance at meetings, are given on pages 97 to 104 and 106 to 133.

Committee	Role and terms of reference	Membership	Minimum number of meetings per year	Committee Report on pages
Audit & Risk	Reviews the financial and internal reporting process, the integrity of the financial statements, the system of internal controls, the identification and management of risks and the external and internal audit processes. The Committee also proposes to shareholders the appointment of the external auditors and is directly responsible for their remuneration and oversight of their work.	Independent Non-Executive Directors	4	97-101
Remuneration	Determines the terms of service and remuneration of the Executive Directors and other members of the CET and, with the assistance of external independent advisers, it evaluates and makes recommendations to the Board on overall executive remuneration policy. The Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors.	Independent Non-Executive Directors and the Chairman	4	106-133
Nominations	Reviews the structure, size and composition of the Board and appointment of members to the Board and the CET, making recommendations to the Board as appropriate. The Committee also monitors the planning of succession to the Board and CET.	Independent Non-Executive Directors and the Chairman	2	101-102
Corporate Responsibility	Provides a Board-level forum for the regular review of external issues that have the potential for serious impact upon the Group’s business and reputation. The Committee is also responsible for oversight of GSK’s worldwide donations and community support.	Independent Non-Executive Directors and the Chairman	3	103-104
Finance	Reviews and approves, on behalf of the Board, the Annual Report and Form 20-F and convening of the AGM, together with the preliminary and quarterly statements of trading results. It also approves certain major licensing and capital transactions and changes to the Group’s Investment Instrument and Counterparty Limits.	Executive and Non-Executive Directors	As necessary	–
Corporate Administration & Transactions	Reviews and approves matters in connection with the administration of the Group’s business and certain corporate transactions.	Executive and Non-Executive Directors, other CET members and the Company Secretary	As necessary	–

88	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Effectiveness

Board composition

We seek to build an effective and complementary Board, whose capability is appropriate for the scale, complexity and strategic positioning of our business. The process for Board appointments is led by the Nominations Committee and is described on pages 101 to 102.

We are mindful of the need to balance the composition of the Board and its Committees and to refresh them progressively over time so that we can draw upon the experience of the longer serving Directors, while tapping into the new external perspectives and insights which more recent appointees bring to the Board’s deliberations.

Non-Executive Directors are drawn from a wide range of industries and backgrounds, including pharmaceutical and healthcare, medical research and academia, media, retail and financial services, and have appropriate experience of complex organisations with global reach. Some have considerable experience of the pharmaceutical industry and the more recent appointees bring a new approach to the Group and to the Board’s discussions.

On 4 January 2011, Simon Dingemans was appointed to the Board as Chief Financial Officer Designate. He assumed the role of CFO on 1 April 2011 in succession to Julian Heslop, who retired early from the Board on 31 March 2011. On 1 April 2011, Judy Lewent and Stacey Cartwright were appointed as Non-Executive Directors as part of the Board’s ongoing refreshment programme.

Further changes to the Board were announced in January 2012. James Murdoch will not offer himself for re-election at the AGM in 2012 and at the AGM in 2013, following nine years’ service, Sir Crispin Davis, Sir Robert Wilson and Larry Culp will not stand for re-election to the Board.

Board diversity

We are committed to equal opportunities through our recruitment of employees and Board members representing all elements of society. We aspire to create an inclusive environment where we seek to value and draw on the differing knowledge, perspectives, experiences and styles resident in our global community.

We have a good representation of women in management positions, but we recognise that we need to increase the proportion of female employees at the most senior levels of the company as well as our Board. Currently, 20% of our Directors are female, but we would like to increase this to at least 25% by 2013. We have made some progress towards achieving this objective during 2011 with the appointment of Judy Lewent and Stacey Cartwright.

The backgrounds and gender mix of the Directors is illustrated below.

A breakdown of the experience of the Directors in different regions of the world is set out below.

Number of Directors with this experience

Time allocation

Each Non-Executive Director has a letter of appointment which sets out the terms and conditions of his or her directorship.

The Chairman and the Non-Executive Directors are expected to devote such time as is necessary for the proper performance of their duties. No precise timings are given as this will vary from year to year depending on the company’s activities. Directors are expected to attend all Board meetings and any additional meetings as required. They are also expected to attend meetings of the Committees of which they are members, the latter parts of the Audit & Risk Committee meetings (which are open to all Directors) and strategy sessions and to make visits to operational sites. In addition, Board members are invited to attend at least one CET meeting a year and may attend certain R&D Executive and operational meetings.

Length of tenure

The length of tenure and independence of each Non-Executive Director is shown below:

	Date first elected by shareholders	Years from first election to 2012 AGM	Considered to be independent by the Board
Sir Christopher Gent	May 2005	7	*
Professor Sir Roy Anderson	May 2008	4	✓
Dr Stephanie Burns	May 2007	5	✓
Stacey Cartwright	May 2011	1	✓
Larry Culp	May 2004	8	✓
Sir Crispin Davis	May 2004	8	✓
Judy Lewent	May 2011	1	✓
Sir Deryck Maughan	May 2005	7	✓
James Murdoch	May 2009	3	✓
Dr Daniel Podolsky	May 2007	5	✓
Tom de Swaan	May 2006	6	✓
Sir Robert Wilson	May 2004	8	✓
*	Considered to be independent on appointment.

The Board considers all its Non-Executive Directors to be independent in character and judgement and free from any business or other relationship which could materially interfere with the exercise of their judgement. Throughout 2011, all of the Non-Executive Directors, excluding the Chairman, were independent Non-Executive Directors and met the criteria for independence set out in the Code.

At the date of publication and throughout 2011, a majority of the Board members, excluding the Chairman, were independent Non-Executive Directors.

GSK Annual Report 2011	89
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Board induction and training

The Company Secretary assists the Chairman in designing and facilitating a tailored induction programme for new Directors and their ongoing training. The induction programme for Non-Executive Directors includes meetings with members of the CET and other senior executives to explain the company’s business, the environment in which we operate and an investor’s perspective, as well as guidance on their duties and obligations as a Director of GSK. Visits to some of our business operations are also part of the induction programme.

To ensure that Non-Executive Directors gain and maintain a greater insight and understanding of the business, they are invited to attend internal management meetings, including meetings of the CET, the Research & Development Executive, the Portfolio Investment Board, the Scientific Review Board and the Risk Oversight and Compliance Council. They also meet employees during visits to the company’s operations and receptions held around Board meetings.

The Board is kept up to date on legal, regulatory and governance matters through regular papers from the Company Secretary and presentations by internal and external advisers.

During the year, the Board was briefed on boardroom diversity, various developments in narrative reporting and executive remuneration, risk management, the impact of the UK and EU reviews of the audit market, market abuse and insider trading, compliance with the new UK Bribery Act 2010, and other developments in corporate governance reporting, including the European Commission’s review of the ‘comply or explain’ principle.

The Chairman meets with each Director annually on a one-to-one basis to discuss his or her individual performance and contribution and to agree ongoing training and development requirements.

Board evaluation

The Board carries out an evaluation of its performance and the performance of its Committees every year. The evaluation is normally carried out by the Senior Independent Director, but every third year, the evaluation is conducted by an external facilitator. In 2008, Dr Tracy Long of Boardroom Review carried out the evaluation and she also conducted the 2011 evaluation. Dr Long has no other connection with the company.

The action points from previous Board evaluations are set out in the table below:

Date	Action	Progress
2008

Utilise Board and Committee time more effectively and facilitate further contribution by Non-Executive Directors.

Enhance continuous education process for Non-Executive Directors.

Provide greater visibility to executive talent and management succession planning process.

Board and Committee papers are reviewed for appropriateness and timeliness of circulation has improved. Meetings have been structured to create more time for debate.

Non-Executive Directors are encouraged to attend a range of internal management meetings and to visit Group sites.

An annual presentation is made to the Board on executive talent and succession plans. Opportunities for emerging talent to meet with the Board are included in the annual Board and Committee programmes.

2009

Increase Board time devoted to strategic discussion and the indicators of success in the delivery of the R&D pipeline.

Devote more time to focused consideration of the company’s key risks on an ongoing basis.

Provide the Board with more regular updates and insights into the newly enhanced management succession planning process.

The Board has increased its focus on R&D activities and was pleased with progress on R&D during the year. Separately, in February 2011, the Remuneration Committee granted incentive awards linked to R&D new product performance.

The Board sought assistance from the Audit & Risk Committee (ARC) to more fully understand the Group’s key risks and continued to consider regular reports from the ARC in 2011.

The Board was pleased with the operation by the Nominations Committee of the enhanced succession planning process. This resulted in the appointment of the Chief Financial Officer Designate and further positive progress has been made on the recruitment of new Board members to refresh the Board with the appointment of Stacey Cartwright and Judy Lewent as Non-Executive Directors.

2010

Allocate more time on a regular basis for strategic issues and the significant challenges facing the industry to further enhance returns to shareholders.

Further enhance information flow by providing Board members with a wider variety of external perspectives on the company and the industry.

Assess the extent to which the new R&D policies implemented in recent years have added value.

Continue to support executive management on ethical leadership within the Group.

Board agendas have been revised to create more time for strategic discussion and debate. Fundamental reviews of key issues have been introduced to ensure focused consideration of our strategic priorities.

Board members are provided with external reports and reviews of the industry and the company to further inform their deliberations.

The Board programme has been enhanced by the inclusion of deep dive discussions on aspects of R&D, such as the R&D commercial interface and diseases of the developing world.

The Group’s compliance function has been reviewed and enhanced to provide further support to management in driving ethical leadership across the Group.

90	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

2011 Board evaluation

The Board evaluation process included a one-to-one interview with each Director and the Company Secretary. The topics discussed, which had been circulated to the Directors in advance, included a variety of aspects associated with Board effectiveness, including Board and Committee information flows, handling of strategic issues, collective effectiveness and exploration of ways to further improve the way in which the Board operates.

The key conclusions of the 2011 evaluation were presented to, and discussed by, the Board.

Consistent with Dr Long’s findings in 2008, the review concluded that the Board was highly effective in the way it approached its work, developed its relationships and used its time. The CEO and Executive management were welcoming of the Non-Executive Directors, the quality of debate was high and there was strong leadership by the Chairman and Committee Chairmen. The use of Board dinners and the Board calendar and agendas were more effective than when previously reviewed in 2008. The quality of papers and presentations had further improved.

The challenge, given the environment within which the company operated, was to build on the Board’s contribution and impact.

The Board agreed the following recommendations with a view to further increasing its ability to add value:

(i) The external landscape

•

The Board agenda should dedicate time throughout the year for the consideration of major external influences, including competitive business models, market developments, and GSK’s relative strengths and weaknesses to help expand the Board’s knowledge.

•	The Board would look to increase its understanding and knowledge through individual Non-Executive Director and Board site visits.

•

Given the size of the Board, it was important that Non-Executive Directors, assisted by the Company Secretary, continued to engage both formally and informally with the company, drawing on relevant personal experience inside and outside of Board meetings, and attending relevant internal executive meetings and industry events to keep abreast of current developments.

•	Management should demonstrate to the Board how they are embedding the culture of risk awareness within Emerging Markets and how emerging risks are captured within the Assurance process.

(ii) Board contribution and composition

•

The Board had an opportunity to build on relevant skills and competencies for the future as its composition was due to change over the next two years. It would be helpful for the Board to plan its composition over the next five to six years, to optimise its effectiveness.

•

The Directors had identified two significant gaps in the Board’s current composition: global CEO experience and knowledge of, and experience in, Emerging Markets. These aspects will be addressed in the recruitment of new Board members by the Nominations Committee.

A summary of the conclusions of the Committee evaluations is included in each Committee’s report.

The Non-Executive Directors, led by the Senior Independent Director, met separately, without the Chairman being present, to discuss the Chairman’s performance. They considered that his leadership, performance and overall contribution were of a high standard.

In addition, the Chairman met with all the Non-Executive Directors independently of the Executive Directors.

Re-election of directors

At our AGM in 2011, the entire Board retired and offered themselves for election or re-election. Each Director was elected or re-elected and no Director received less than 93.9% of the votes cast. At the AGM in 2012, all of the Directors will again retire and all, with the exception of James Murdoch, will offer themselves for re-election.

James Murdoch decided not to stand for re-election to the Board following his decision to re-locate to the United States and to focus on his duties as Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International of News Corporation and his role as Non-Executive Chairman of BSKyB.

Each of the Directors standing for re-election has been subject to a formal evaluation process and it is believed that they each continue to be effective and demonstrate commitment to their respective roles. Accordingly, the Board recommends that shareholders approve the resolutions to be proposed at the 2012 AGM relating to the re-election of the Directors.

Sir Crispin Davis, Sir Robert Wilson, Larry Culp and Tom de Swaan have each served as Non-Executive Directors for more than six years and their performance has been subject to a rigorous review. The Board has concluded that they continue to be effective Non-Executive Directors.

Directors’ conflicts of interest

All Directors have a duty under the Companies Act 2006 to avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict of interest with the company. The duty applies, in particular, to the exploitation of any property, information or opportunity whether or not GSK could take advantage of it. Our Articles of Association provide a general power for the Board to authorise such conflicts.

The Nominations Committee has been authorised by the Board to grant and periodically, but in any event annually, to review any potential or actual conflict authorisations. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. Authorisations granted are recorded by the Company Secretary in a register and are noted by the Board at its next meeting.

On an ongoing basis, the Directors are responsible for informing the Company Secretary of any new actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.

GSK Annual Report 2011	91
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The Nominations Committee reviewed the register of potential conflict authorisations in October 2011 and reported to the Board that the conflicts had been appropriately authorised and that the process for authorisation continues to operate effectively.

Independent advice

The Board recognises that there may be occasions when one or more of the Directors feel it is necessary to take independent legal and/or financial advice at the company’s expense. There is an agreed procedure, which is set out on our website, to enable them to do so.

Indemnification of Directors

Qualifying third party indemnity provisions (as defined in the Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2011 and up to the signing of the Annual Report.

Accountability

Internal control framework

The Board recognises its responsibility to present a balanced and understandable assessment of the Group’s position and prospects.

The Board has accountability for reviewing and approving the adequacy and effectiveness of internal controls operated by the Group, including financial, operational and compliance controls and risk management. The Board has delegated responsibility for such review to the Audit & Risk Committee (ARC), which receives regular reporting aligned with our Assurance Programme.

It is the responsibility of management, through the CET, to implement Board policies on risk and control. The CET is responsible for identifying, approving, monitoring and enforcing key policies that go to the heart of how the Group conducts business.

The internal control framework includes central direction, resource allocation, oversight and risk management of the key activities of R&D, manufacturing, marketing and sales, legal, human resources, information systems and financial practice. As part of this framework, there is a financial planning system with an annual budget approved by the Board. The results of operating units are reported monthly and compared with the budget. Forecasts are prepared regularly during the year.

We also have in place established procedures to identify and consolidate reporting entities. Our control activities include policies and practices covering appropriate authorisation and approval of transactions, the application of financial reporting standards and reviews of significant judgments and financial performance.

Extensive financial, regulatory and operational controls, procedures and risk activities are reviewed by the Group’s internal auditors. Responsibility for risk management and control is clearly delegated to local business units, supported by our regional management structure. These principles are designed to provide an environment of central leadership, coupled with local operating autonomy, as the framework for the exercise of accountability and control within the Group.

We also attach importance to clear principles and procedures designed to achieve appropriate accountability and control. A Group policy, ‘Risk Management and Legal Compliance’, mandates that our business units establish processes for managing and monitoring risks significant to their businesses and the Group.

The business units and the majority of global support functions prepare reports annually, in collaboration with Global Compliance (see page 92), summarising risk management activities. These reports are reviewed by the relevant Risk Management and Compliance Board (RMCB) for each operation and subsequently reported to the Risk Oversight and Compliance Council (ROCC) and the ARC.

Risk Oversight and Compliance Council

The ROCC is a council of senior executives authorised by the Board to assist the ARC in overseeing the risk management and internal control activities of the Group. Membership comprises several CET members, the Company Secretary and some of the heads of departments with internal control, risk management, assurance, audit and compliance responsibilities.

The ROCC meets on a regular basis to review and assess significant risks and their mitigation plans and to provide oversight of internal controls to ensure compliance with applicable laws, regulations and our internal policies. The ROCC, responding to our Group risk management and legal compliance policy, has provided the business units with a framework for risk management and upward reporting of significant risks. Mitigation planning and identification of an individual with overall responsibility for management of any given risk is mandatory.

Risk Management and Compliance Boards

RMCBs have been established in each of the major business units. They often comprise members of the senior executive team of the respective business unit, augmented by specialists where appropriate. The RMCBs oversee management of all risks that are considered important for their respective business units, including those risks that are designated as significant to GSK as a whole, thus increasing the number of risks that are actively managed across the Group.

Each business unit and global support function must periodically review the significant risks facing its operations. This review should include identifying operational risks, legal compliance risks and risks to the achievement of strategic goals and objectives. The review generally occurs annually and should be embedded within, and aligned to, the annual planning process to ensure that significant risks are identified with changes in management direction and the external environment.

92	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Our internal control framework and the interaction of the various elements are set out below:

Global Compliance

The ROCC and the RMCBs are assisted by the Global Compliance department, which is responsible for supporting the development and implementation of practices that facilitate employees’ compliance with laws and Group policy.

The thrust of our compliance efforts is the promotion of ethical behaviour and corporate responsibility in accordance with our values and due diligence in preventing and detecting misconduct or non-compliance with laws or regulations, supported by effective compliance systems.

Our employees are encouraged to seek help and to report concerns or suspected cases of misconduct without the fear of retaliation. Employees can do this through line management or via our integrity and confidential reporting lines managed by Global Compliance. All concerns and allegations are fairly and independently investigated and disciplinary action, if applicable, is commensurate with the issues presented.

The Global Compliance department is managed by the Head of Governance, Ethics and Assurance, a CET member, who reports directly to the CEO. He chairs the ROCC and provides summary reports on the ROCC’s activities and the Group’s significant risks to the CET and the ARC on a regular basis. His direct reporting line to the ARC provides a mechanism for bypassing executive management should the need ever arise.

In 2011, Global Compliance conducted a review of its global strategy, structure and supporting processes, with a focus on standardisation and simplification and the intention of providing more consistent and effective oversight within an increasingly complex business model.

During the year, the Global Compliance Leadership Team agreed the global strategy, common roles and responsibilities, and baseline expectations for which the organisation will be held accountable. The new Global Compliance organisation comprises three groups:

•

Global Compliance Business Partners, who are aligned to each business unit. Their role is to proactively partner with senior leaders to drive a values and compliance-based culture and improve risk identification and management practices;

•

Global Compliance Operations centrally manages our compliance activities (e.g. analytics, reporting, communications, policy administration, project management and training), with a focus on efficiency, consistency and continuous improvement; and

•	Global Compliance Investigations co-ordinates all compliance-related investigations, ensuring consistency and efficiency of investigations across geographies and business units.

GSK Annual Report 2011	93
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Global Product Quality Office

In 2011, a new central Global Product Quality Office was established to strengthen the independence of leadership and governance of our Good Manufacturing Practice (GMP) product quality activities company wide.

The Global Product Quality Office will provide a common governance framework for this risk area, and have oversight responsibility for developing common quality standards and systems across GSK for the manufacture of consumer, pharmaceutical and vaccine products in accordance with GMP. Our Chief Product Quality Officer serves as the ultimate independent central point of contact for the escalation of product quality issues anywhere across the Group that need resolution or additional attention.

Audit & Assurance

Audit & Assurance has responsibility for independently assessing the adequacy and effectiveness of the management of significant risk areas and reporting outcomes to the ARC in line with an agreed Assurance Plan. The internal audit group is comprised of seven principal teams focused in the following areas:

•	Commercial and Financial Internal Audit

•	Information Technology Internal Audit

•	Manufacturing Internal Audit (including Environment, Health, Safety and Sustainability)

•	R&D lnternal Audit

•	Assurance Excellence & Operations

•	Anti-Bribery & Corruption

•	Risk Management

All internal audit activity is conducted by a single organisation under the leadership of the Head of Audit & Assurance, who reports to the Head of Governance, Ethics and Assurance, but also has an independent reporting line to the ARC Chairman. The global audit function allows for more holistic assurance, consistency in approach, and independence in reporting. This has helped eliminate overlaps, gaps and the potential for over or under auditing.

Internal Audit undertakes a continuous process of risk assessment that contributes to the evolution of our audit strategies and compilation and delivery of the audit schedule. This approach allows Audit & Assurance to respond expeditiously to changes in our business and risk environment and to ensure that our audit strategies are fit-for-purpose.

When issues or control deficiencies are identified during audit engagements, Internal Audit recommends processes for improvement. Our managers develop corrective action plans to address the causes of non-compliance with, and gaps in, internal controls.

Internal Audit then tracks these plans to completion and reports results to executive management and the ARC. Internal audit results are also compiled and reported to the ROCC and the ARC as detailed in the Assurance reporting section below.

Assurance Excellence & Operations provides central oversight and support to: drive integration and holistic assurance delivery; raise standards of assurance through enhanced talent development, continuous improvement and benchmarking, and quality oversight; enhance assurance reporting to the business units and the ARC regarding the state of control over key risks to the organisation; and deliver assurance over emerging risks to GSK through Strategic Risk Evaluations (SREs).

SREs supplement the Internal Audit programme, by examining emerging risks facing GSK. SREs are conducted by our assurance teams in partnership with the business. The approach is designed to evaluate risk areas and enable the development, implementation and/or evolution of appropriate mitigation plans.

Our Anti-Bribery and Corruption Programme (ABAC) is part of our response to the risk of bribery and corruption. It builds on our values and existing standards to form a comprehensive and practical approach to compliance in this complex risk area. The ABAC Programme is overseen by the Anti-Bribery & Corruption team, who provide advisory support and routine audits of this risk. Details of our ABAC Programme are available on our website.

The Head of Audit & Assurance acts as the Global Risk Officer with support from the Director, Risk Management. Risk Management is responsible for maintaining GSK’s risk management framework and supporting the business in identifying key risks. The management of risks is owned by the business. See ‘Risk Management’ on page 94.

The ARC has ongoing oversight of the effectiveness of Audit & Assurance through its review of the Assurance Plan and related delivery of commitments, as well as through periodic quality assessment reviews conducted by the external auditors.

Assurance reporting

Assurance reporting to the ARC follows a structured programme, integrating reporting from business units and Audit & Assurance.

Our business units and the majority of global support functions prepare reports annually that detail their risk management and compliance approaches, providing balanced assessments of the status of internal controls over key risks, and highlighting any significant compliance issues. All support functions report at least biennially. Managers must oversee risks that are considered important for their respective business units, including those risks that are designated as significant to the Group. Information regarding the controls in place to manage these risks is provided to assure the ARC that these risks are adequately managed within the internal control framework.

In addition, significant compliance issues and internal audit results are escalated to the ROCC and the ARC at the earliest opportunity.

94	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Risk Management

Our risk management programme extends beyond legal and regulatory issues and considers our overall strategy and changes in the external environment. Furthermore, risk management principles are embedded within management practices and are part of the business strategy and objective setting process.

For details of risks affecting the Group, see ‘Risk factors’ on pages 72 to 77 and Note 44 to the financial statements, ‘Legal proceedings’.

Monitoring risk and effectiveness of controls

The internal control framework has been in operation for the whole of the year under review and continues to operate up to the date of approval of this report. The system of internal controls is designed to manage rather than eliminate the risk of not achieving business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The ARC receives reports on areas of significant risk to the Group and on related internal controls. Following consideration of these reports and those received via the Assurance framework, the ARC reports annually to the Board on the effectiveness of controls.

There are areas of our business where it is necessary to take risks to achieve a satisfactory return for shareholders, such as investment in R&D and in acquiring new products or businesses. During 2011, the ARC, in conjunction with the full Board, considered and reviewed the nature and extent of these risks and the risks associated with achieving the company’s strategic objectives.

In these cases, it is our objective to apply expertise in the prudent management, rather than elimination, of risk. The Board’s review relates to the company and its subsidiaries and does not extend to material associated undertakings, joint ventures or other investments, although it considers the risk of its participation in these activities.

The Board, through the ARC, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board. The process followed by the Board in reviewing the system of internal controls accords with the guidance on internal control issued by the Turnbull Committee.

This is in accordance with the new provisions of the UK Corporate Governance Code, which provide that the Board is responsible for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. The Board provides oversight to ensure that GSK maintains sound risk management and internal control systems.

Remuneration

Our Remuneration Report, which describes the level and components of the remuneration of the Directors, is set out on pages 106 to 133.

Relations with shareholders

We work to engage effectively with shareholders through our regular communications, the AGM and other investor relations activities.

We announce our financial results on a quarterly basis. The annual results are included in our Annual Report. All shareholders receive an annual summary leaflet which advises them that our Annual Report and Notice of our Annual General Meeting are available on our website.

Our CEO and CFO give live presentations to institutional investors, analysts and media with the half and full year results, which are also available via webcast and teleconference. After the first and third quarter results, we hold webcast teleconferences for the same audience. Our results are available on our website.

Our investor relations department, with offices in London and Philadelphia, acts as a focal point for communications with investors. The CEO, CFO and Chairman maintain a continuous dialogue with institutional shareholders on performance, plans and objectives through a programme of regular meetings. During the year over 240 meetings were held with major shareholders.

The Company Secretary acts as a focal point for communications on corporate governance matters. We also have a small central Corporate Responsibility (CR) team which co-ordinates strategy, policy development and reporting specifically with respect to CR and communicates with socially responsible investors and other stakeholders.

The Chairman also meets regularly with institutional shareholders to hear their views and discuss issues of mutual importance and communicates their views to the other members of the Board. The Senior Independent Director and all the Non-Executive Directors are available to meet with shareholders.

The Remuneration Committee Chairman, the Chairman, the Head of Human Resources and the Company Secretary hold annual meetings with major shareholders to discuss executive remuneration and governance matters.

We have a briefing process in place, managed by the Chairman, for Non-Executive Directors to focus on sector specific issues and general shareholder preferences.

AGM

Our AGM is held in London and notice is given to shareholders at least one month before the meeting. The AGM includes a presentation about the business and Directors answer shareholder questions both during the meeting and informally afterwards. All the Directors attended the AGM on 5 May 2011 with the exception of Larry Culp, who was unable to attend due to a pressing business commitment arising from his responsibilities as President and Chief Executive Officer of Danaher Corporation. Sir Deryck Maughan participated in the meeting by telephone as he was unable to travel.

Voting on all the resolutions at the AGM is on a poll and the full results, including votes withheld, are published on our website.

GSK Annual Report 2011	95
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Total votes cast for each resolution ranged from 3.8 to 3.9 billion shares. The percentages of votes for and against are shown in the table below, together with the number of votes withheld for each resolution. Please note that a vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘for’ or ‘against’ each resolution.

		*Total votes for (%)	Total votes against (%)	Votes withheld million
1	Adoption of Financial Statements	99.9	0.1	4.8
2	Approval of the Remuneration Report	92.9	7.1	82.8
3-17	Election and re-election of Directors	93.9 to 99.9	0.1 to 6.1	5.2 to 5.6
18	Re-appointment of auditors	99.3	0.7	60
19	Remuneration of auditors	99.7	0.3	26.5
20	To authorise the company to make donations to political organisations and incur political expenditure	97.6	2.4	8.6
21	Authority to allot shares	98.2	1.8	6.6
22	Disapplication of pre-emption rights†	99.0	1.0	8.8
23	Authority for the company to purchase its own shares†	98.2	1.8	5
24	Exemption from statement of senior statutory auditor’s name	99.5	0.5	9.2
25	Reduced notice of a general meeting other than an AGM†	92.2	7.8	7
*	Includes discretionary votes.
†	Indicates a special resolution.

Our 2012 AGM will be held on 3 May 2012 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The business to be proposed at the meeting, together with explanatory notes, is set out in the separate Notice of Meeting. The ordinary business of the meeting will include:

•	receiving and adopting the Annual Report 2011;

•	approving the Remuneration Report;

•	the retirement and re-election of Directors; and

•	the re-appointment and remuneration of the auditors.

As special business we will seek authority to:

•	make donations to EU political organisations and incur EU political expenditure up to £100,000;

•	allot Ordinary Shares of the company;

•

allow the Directors to disapply pre-emption rights when allotting new shares in connection with rights issues or otherwise up to a maximum of 5% of the current issued share capital and to purchase the company’s own Ordinary Shares up to a maximum of just under 10% of the current issued share capital;

•	exempt the auditors from having to state the name of their senior statutory auditor for the company in the Annual Report;

•	reduce the notice required to call a general meeting, other than an Annual General Meeting, to not less than 14 clear days; and

•	renew the GlaxoSmithKline ShareSave Plan and the GlaxoSmithKline ShareReward Plan.

Shareholders are entitled to appoint one or more proxies to attend the AGM and to speak and vote on their behalf provided that, in the event that a single shareholder appoints multiple proxies, each proxy is appointed to exercise the rights attached to a different share or shares held by that member.

Share capital and control

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2011 can be found in Note 33 to the financial statements, ‘Share capital and share premium account’. Our shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). Each ADS represents two Ordinary Shares.

Holders of Ordinary Shares are entitled to receive dividends, when declared, and the company’s Annual Report, to attend and speak at general meetings of the company, to appoint proxies and to exercise voting rights.

There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and no requirements to obtain prior approval to any transfers. No Ordinary Shares carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders.

There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through our share schemes and plans rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan trusts have waived their rights to dividends on shares held by those trusts.

Change of control and essential contracts

We do not have contracts or other arrangements which individually are fundamental to the ability of the business to operate effectively, nor is the company party to any material agreements that would take effect, be altered, or terminate upon a change of control following a takeover bid.

We do not have agreements with any Director that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover. Details of the termination provisions in the company’s framework contracts for Executive Directors are given on page 121.

Interests in voting rights

Other than as stated below, as far as we are aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Services Authority’s (FSA) Disclosure and Transparency Rules (DTRs) is published on a Regulatory Information Service and on the company’s website.

96	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

At 2 March 2012, the company had received notifications in accordance with the FSA’s DTRs of the following notifiable interests in the voting rights in the company’s issued share capital:

	No. of shares	Percentage of issued capital (%)*
BlackRock, Inc.	300,912,446	5.96
Legal & General Group Plc	173,787,038	3.44
*	Percentage of Ordinary Shares in issue, excluding Treasury shares.

The Bank of New York Mellon is the Depositary for the company’s ADS, which are listed on the NYSE. Ordinary Shares representing the company’s ADR program, which is managed by the Depositary, are registered in the name of BNY (Nominees) Limited. Details of the number of Ordinary Shares held by the Depositary can be found on page 245.

We have not acquired or disposed of any interests in our own shares during the period under review, other than in connection with our share buy-back programme.

Directors and Senior Management

The interests of Directors and Senior Management and their connected persons in the issued share capital of the company are given in the Remuneration Report (pages 106 to 133).

The rules about the appointment and replacement of Directors are contained in our Articles of Association.

Our Articles provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Directors, provided that, in the latter instance, a Director appointed in this way retires at the first AGM following his appointment.

Our Articles also provide that Directors should normally be subject to re-election at the AGM at intervals of three years or annually if they have held office for a continuous period of nine years or more. However, the Board agreed in 2011 that all Directors, who wish to continue as members of the Board, should seek re-election annually in accordance with the Code. Members may remove a Director by passing an ordinary resolution of which special notice has been given, or by passing a special resolution. A Director may automatically cease to be a Director if:

•	he or she becomes bankrupt or compounds with his or her creditors generally;

•	he or she ceases to be a Director by virtue of the Companies Act or the Articles;

•	he or she is suffering from mental or physical ill health;

•	he or she has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or she shall cease to be a Director;

•	he or she is prohibited from being a Director by law;

•	he or she resigns;

•	he or she offers to resign and the Board accepts that offer; or

•	all other Directors (being at least three in number) require him or her to resign.

Articles of Association

Our Directors’ powers are determined by UK legislation and our Articles of Association, which are available on our website. The Articles may be amended by a special resolution of the members. The Directors may exercise all the company’s powers provided that the Articles or applicable legislation do not stipulate that any such powers must be exercised by the members.

The Board has been authorised to issue and allot Ordinary Shares under Article 9. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our AGM. Any shares purchased by the company may be cancelled or held as Treasury shares.

Share buy-back programme

On 3 February 2011, we initiated a new long-term share buy-back programme and expected to buy-back £1-2 billion of shares in 2011. The expected upper level of this £1-2 billion band was subsequently increased to up to £2.3 billion on 26 October 2011. During 2011, 169 million shares were purchased at a total cost of £2,191 million. No shares were purchased in the period 1 January 2012 to 7 February 2012. In the period 8 February 2012 to 2 March 2012, 8.6 million shares were purchased at a cost of £122.3 million.

Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2011, when the company was authorised to purchase a maximum of just over 518 million shares. Details of shares purchased, those cancelled, and those held as Treasury shares are disclosed in Note 33 to the financial statements ‘Share capital and share premium account’.

The exact amount and timing of any future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Donations to political organisations and political expenditure

With effect from 1 January 2009, to ensure a consistent approach to political contributions across the Group, we introduced a global policy to stop voluntarily all corporate political contributions.

In the period from 1 January 2009 to 31 December 2011, the Group did not make any political donations to EU or non-EU organisations.

Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act in the US, we continue to support an employee-operated Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees.

The PAC is not controlled by GSK. Decisions on the amounts and recipients of contributions are made by participating employees exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations. In 2011 a total of US$612,500 (US$824,000 in 2010) was donated to political organisations by the GSK employee PAC.

GSK Annual Report 2011	97
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

At the AGM in May 2001, shareholders first authorised the company to make donations to EU political organisations and to incur EU political expenditure, under the provisions of the Political Parties, Elections and Referendums Act 2000, of up to £100,000 each year. This authority has since been renewed annually. The Companies Act 2006 requires companies to continue to obtain shareholder approval before they can make donations to EU political organisations or incur EU political expenditure.

However, we do not make and do not intend to make donations to political parties or independent election candidates, nor do we make any donations to EU political organisations or incur EU political expenditure.

The definitions of political donations, political expenditure and political organisations used in the legislation are very wide. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support. As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure. Such activities are not designed to support any political party or independent election candidate. The authority which the Board has sought annually is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.

Committee reports

The reports of the Audit & Risk, Nominations and Corporate Responsibility Committees, describing the activities of those Committees during the year, are set out below.

Audit & Risk Committee Report

Dear Shareholder

The current global political and economic environment has created additional challenges for business. The Committee’s work and our Audit & Assurance and Compliance models continue to adapt and evolve to help maintain and improve the integrity of our financial and internal controls and the effective identification and management of risk in response to these challenges.

During 2011, the Committee’s agenda included the usual review of our financial results and controls, our business operations across the world and their management of risk, as well as focusing consideration on other matters including:

•	concluding the US government investigations into sales and marketing practices;

•	overseeing the management of sovereign debt;

•	protecting our IT security and prevention of cyber crime;

•	understanding the nature of the problems and corporate governance failures which occurred at Olympus, the Japanese camera manufacturer;

•	monitoring progress on the implementation of our global Enterprise Resource Planning system; and

•	reviewing the establishment of our enhanced Anti-Bribery and Corruption Programme.

At each meeting we also considered if there were any emerging risks which could impact the Group. These discussions provided an opportunity for Committee members and other attendees to raise any issues which warranted further consideration, investigation or attention.

Our internal control framework has been further strengthened with the establishment of our new Global Product Quality Office. This will increase the independence of the leadership and governance of our Good Manufacturing Practice product quality activities across the Group. In addition, we consolidated our compliance network into a new Global Compliance organisation to provide more consistent and effective oversight across the Group.

I was delighted to welcome Stacey Cartwright, Chief Financial Officer of Burberry, and Judy Lewent, former President and Chief Financial Officer of Merck & Co., Inc., as members of the Committee. They bring with them considerable financial experience and expertise and, as a result, the Board has determined that they, like me, should be designated as audit committee financial experts.

This will be my last year as Chairman of the Audit & Risk Committee. I will remain a member of the Committee, but Judy will succeed me as Chair of the Committee with effect from 1 January 2013.

Tom de Swaan

Audit & Risk Committee Chairman

98	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Membership

The membership of the Audit & Risk Committee (the Committee), together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2011
Tom de Swaan
(Chairman from
1 September 2006)	1 January 2006	6/6
Professor Sir Roy Anderson	20 May 2009	6/6
Stacey Cartwright	1 April 2011	3/4
Judy Lewent	1 April 2011	4/4
Sir Deryck Maughan	21 January 2005	6/6
Dr Daniel Podolsky	1 January 2007	6/6
Sir Robert Wilson	12 December 2003	6/6

The Committee’s meetings are split into two parts:

•	Part one deals with the more fundamental aspects of internal financial control and considers standing items, such as receiving reports from the external auditors and Audit & Assurance.

•

The entire Board is invited to attend Part two of the Committee’s meetings, which usually considers developments in the external risk environment, receives legal updates, new business unit and corporate function reports and reports on the outcome of Strategic Risk Evaluations and other topical issues.

In addition to the six scheduled meetings, the Committee also met on a quorate basis on five occasions.

Other attendees at Committee meetings include:

Attendee	Regular attendee	Attends as required
Chairman	✓
CEO	✓
CFO	✓
General Counsel	✓
Financial Controller	✓
Head of Audit & Assurance	✓
Company Secretary – Secretary to the Committee	✓
Chairman, Research & Development	✓
Chief Medical Officer – Part two only		✓
Head of Governance, Ethics & Assurance	✓
Chief Product Quality Officer		✓
External auditors	✓

Main responsibilities

The main responsibilities of the Committee are set out on page 87.

The Committee’s oversight role requires it to address regularly the relationships between management and the internal and external auditors and to understand and monitor the reporting relationships and tiers of accountability between them.

The Committee receives regular reports from members of the CET and senior managers covering the key risk management and compliance activities of the Group, including those covering R&D, manufacturing, sales and marketing and corporate functions. Further details of the reporting framework to the Committee are set out on pages 91 to 94 under ‘Accountability’.

The Committee also reviews the quarterly results of the Group prepared by management and considers reports on key accounting issues.

The Committee reviews its terms of reference on an annual basis. No material changes to the terms of reference were made in 2011.

Qualifications of Audit & Risk Committee members

Committee members, with the exception of Professor Sir Roy Anderson and Dr Daniel Podolsky, bring considerable financial and accounting experience to the Committee’s work. Members have past employment experience in either finance or accounting roles or comparable experience in corporate activities. Sir Roy and Dr Podolsky are, respectively, a world-renowned medical scientist and a world-renowned researcher and this enables them to bring scientific expertise to the Committee’s deliberations.

GSK Annual Report 2011	99
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Financial and accounting experience
Tom de Swaan	• Chief Financial Officer of ABN AMRO until 31 December 2005
• Non-Executive Director of KPMG Europe LLP’s Public Interest Committee
Stacey Cartwright	• Executive Vice President, Chief Financial Officer of Burberry Group plc
• Former Chief Financial Officer of Egg plc
• Various finance-related positions at Granada Group plc
Judy Lewent	• Former Executive Vice President and Chief Financial Officer of Merck & Co., Inc.
Sir Deryck Maughan	• A Partner of Kohlberg Kravis Roberts & Co. • Former Chairman and Chief Executive Officer of Citigroup International • Former Chairman and Chief Executive Officer of Salomon Brothers Inc.
Sir Robert Wilson	• Chairman of BG Group plc • Economist • Former Chairman of The Economist Group • Former Executive Chairman of Rio Tinto

Scientific expertise
Professor Sir Roy Anderson

•   A world-renowned medical scientist with advanced knowledge of infectious disease epidemiology

•   Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London

•   Fellow of the Royal Society

•   Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences

•   Foreign Associate Member of the French Academy of Sciences

•   Former Chief Scientific Adviser at the Ministry of Defence in the UK

Dr Daniel Podolsky

•   A world-renowned researcher with advanced knowledge of underlying mechanisms of disease and new therapies for gastrointestinal disorders

•   President of the University of Texas Southwestern Medical Center

•   Member of the Institute of Medicine of the US National Academy of Sciences

•   Doris and Bryan Wildenthal Distinguished Chair in Medical Science

•   Former Mallinckrodt Professor of Medicine, Harvard Medical School

•   Former Chief Academic Officer, Partners Healthcare

¢	The Board has determined that these members are audit committee financial experts for purposes of the Sarbanes-Oxley Act of 2002. In addition, the Board is satisfied that each of these members has recent and relevant financial experience for purposes of the Code.

In 2011, the Committee worked to a structured programme of activities, with standing items that the Committee is required to consider at each meeting, together with other matters timed to coincide with key events of the annual financial reporting cycle:

External auditors	Reported on all critical accounting policies, significant judgements and practices used by the Group, alternative accounting treatments which had been discussed with management and their resultant conclusion, material written communications with management and any restrictions on access to information.
CFO	Reported on the financial performance of the Group and on technical financial and accounting matters.
General Counsel	Reported on material litigation.
Company Secretary	Reported on corporate governance.
Head of Governance, Ethics and Assurance	Reported on the activities undertaken by the ROCC.
Heads of audit and assurance and the Group’s compliance and audit groups	The majority of the heads of these groups reported on their audit scope, annual coverage and audit resources and on the results of audits conducted throughout the year.
Company Secretary, as Chair of the Disclosure Committee*	Reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Committee to review the clarity and completeness of the disclosures in the published annual financial statements, interim reports, quarterly and preliminary results announcements and other formal announcements relating to financial performance prior to approval by the Board.
Head of Audit & Assurance	Reported on the progress of the global assurance plan to review the assurance for each significant risk throughout the Group.
*	See ‘Sarbanes-Oxley Act of 2002’ on page 104.

The Committee, management, internal auditors and the full Board work together to ensure the quality of the company’s corporate accounting and financial reporting. The Committee serves as the primary link between the Board and the external and internal auditors. This facilitates the necessary independence from management and encourages the external and internal auditors to communicate freely and regularly with the Committee. In 2011, the Committee met both collectively and separately with the external auditors, the Head of Audit & Assurance and the Head of Governance, Ethics and Assurance without members of management being present.

The Chairman of the Committee is also a member of the Remuneration Committee and provides input on the Committee’s review of the Group’s performance and oversight on any risk factors relevant to remuneration matters.

100	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

External auditors’ appointment and fees

The Committee has primary responsibility for making a recommendation to shareholders on the appointment, re-appointment and removal of the external auditors by assessing, on an annual basis, the qualifications, expertise, resources and independence of the external auditors and the effectiveness of the previous audit process.

In evaluating the effectiveness of the audit process prior to making a recommendation on the re-appointment of the external auditors, the Committee reviews the effectiveness of their performance against criteria which it agrees, in conjunction with management, at the beginning of each year’s audit. As part of this process, the Committee considers feedback on the prior year’s external audit gathered through a client satisfaction survey facilitated by the auditors’ client service review team, which is independent of the engagement team that undertook the audit work. The survey seeks feedback from the financial management team at corporate and business unit level. Having reviewed the feedback, provided the Committee is satisfied with the effectiveness of the external audit process, it will recommend the re-appointment of the auditors at the forthcoming AGM.

Details of the criteria for judging the effectiveness of the external auditors are set out below:

•	deliver a smooth-running, thorough and efficiently executed audit;

•	provide accurate, up to date knowledge of technical issues on a timely basis;

•	serve as an industry resource, communicating best practice and industry trends in reporting;

•	adhere to all independence policies including GSK’s policies, ISA (UK+I) 220 and SEC requirements;

•	deliver a focused and consistent audit approach globally that reflects local risks and materiality;

•	liaise with Audit & Assurance function to avoid duplication of work; and

•	provide consistency of advice at all levels.

Before agreeing the audit fee proposed by the external auditors, which is reviewed by management, the Committee considers cost comparisons to ensure that it is fair and appropriate for GSK. There are no contractual obligations that restrict the Committee’s capacity to recommend a particular firm as external auditors to the Group.

PricewaterhouseCoopers LLP have remained in place as auditors since the Group’s inception in December 2000. Their performance has been reviewed annually by the Committee since that time.

In making its assessment, the Committee considers papers which detail the relevant UK legislative, regulatory and professional requirements relating to external auditors and evaluates reports from the external auditors on their compliance with the requirements, on the safeguards that have been established and on their own internal quality control procedures.

Consideration is also given by the Committee to the need to include the risk of the withdrawal of the external auditors from the market in its risk evaluation and planning.

The external auditors are required to rotate the audit engagement partner every five years. The current audit partner commenced his engagement on 1 January 2008 and is not subject to rotation until after the audit of GSK’s financial statements for 2012 has been concluded.

The Sarbanes-Oxley Act of 2002 prohibits the engagement of the external auditors for the provision of certain services such as legal, actuarial, internal audit outsourcing, or financial information systems design. Where the external auditors are permitted to provide non-audit services, the Committee ensures that auditor objectivity and independence are safeguarded by a policy requiring pre-approval by the Committee for such services. The total fees for non-audit work do not exceed 50% of the audit fee except in special circumstances where there would be a clear advantage in the company’s auditors undertaking such additional work. These services may include audit, audit-related, tax and other services. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.

There are guidelines which set out the Group’s policy on engaging the external auditors to provide non-audit services, which include:

•	ascertaining that the skills and experience of the external auditors make them a suitable supplier of the non-audit services;

•	ensuring adequate safeguards are in place so that the objectivity and independence of the Group audit are not threatened or compromised; and

•	ensuring that the fee levels relative to the annual audit fee are within the limits set by the Committee.

The external auditors and management report regularly to the Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed. The Committee may also pre-approve additional services on a case-by-case basis. Fees paid to the Company’s auditor and its associates are set out below. Further details are given in Note 9 to the financial statements, ‘Operating profit’.

GSK Annual Report 2011	101
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Code of Conduct and reporting lines

We also have a number of well established policies, including a Code of Conduct, which is available on our website, and confidential reporting lines for the reporting and investigation of unlawful conduct. No waivers to the Code of Conduct were made in 2011.

The Committee reviews regular reports about the arrangements available to employees to encourage them to seek help and to report concerns or suspected cases of misconduct without fear of retaliation.

Committee evaluation

The Committee considered Dr Long’s evaluation of the Board, and the Committee in particular, and concluded that the Committee continued to operate effectively. In respect of Dr Long’s specific observations, it was agreed that the Committee should ask management to demonstrate how they are embedding the culture of risk awareness within Emerging Markets and how emerging risks are captured within the Assurance process.

Nominations Committee Report

Sir Christopher Gent

Nominations Committee Chairman

Membership

The membership of the Nominations Committee (the Committee), together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2011
Sir Christopher Gent (Chairman from 1 January 2005)	9 December 2004	4/4
Larry Culp	28 March 2008	4/4
Sir Crispin Davis	9 July 2009	4/4
Sir Deryck Maughan	9 July 2009	4/4
Sir Robert Wilson	28 March 2008	4/4

In addition to the four scheduled meetings, the Committee met on a quorate basis on one occasion.

Other attendees at Committee meetings:

Attendee	Regular attendee	Attends as required
CEO	✓
Head of Human Resources	✓
Company Secretary – Secretary to the Committee	✓
Appropriate external advisers		✓

Main responsibilities

The main responsibilities of the Committee are set out on page 87.

Work of the Committee during 2011

During 2011, the Committee’s main focus was on the search for new Non-Executive Directors to refresh the Board.

When recruiting Non-Executive Directors, the Committee considers the particular skills, knowledge, independence, diversity and experience that would benefit the Board most significantly for each appointment.

Broad selection criteria are used which focus on achieving a balance between the representation of Continental European, UK, US and Emerging Markets experience, and having individuals with expertise developed in various sectors and specialities.

The search process focused on the need for candidates who are current or recently retired CEOs, CFOs, or Audit partners, or who have other significant financial expertise, and sought candidates who further increased the diversity of the Board’s composition.

102	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Professional search agencies were engaged which specialise in the recruitment of high calibre Non-Executive Directors. Dossiers of potential Non-Executive appointees were considered by the Committee and candidates were shortlisted for interview against objective criteria, after considering their relevant qualifications.

After interviewing several candidates, the Committee was pleased to recommend to the Board Stacey Cartwright and Judy Lewent as Non-Executive Directors. They were both appointed to the Board on 1 April 2011.

The Board considered that their experience of global business and finance, and their respective knowledge of consumer brands and the pharmaceutical industry, would bring fresh perspectives to the Board’s deliberations.

The process of refreshing the Board continues as a number of Board members approach their nine years of service. In January 2012, it was announced that James Murdoch would not stand for re-election at the AGM in 2012 and Sir Crispin Davis, Sir Robert Wilson and Larry Culp, each of whom will have served as Non-Executive Directors for nine years by 2013, would not stand for re-election at the AGM next year. The Committee recommended that Sir Deryck Maughan should succeed Sir Robert as Senior Independent Director, Tom de Swaan should succeed Sir Crispin as Chairman of the Remuneration Committee and Judy Lewent should succeed Tom de Swaan as Chair of the Audit & Risk Committee.

In terms of Executive succession planning, the Committee also recommended the appointment of Emma Walmsley and Phil Thomson to the CET in May 2011 as President Designate, Consumer Healthcare Worldwide and Senior Vice President, Global Communications respectively.

Emma Walmsley joined GSK in May 2010 as President, Consumer Healthcare Europe. She subsequently assumed the role of President, Consumer Healthcare Worldwide in October 2011. She joined GSK from L’Oréal, where she previously held a number of marketing and general management roles.

Phil Thomson joined Glaxo Wellcome in 1996 and has held senior positions in media relations and investor relations. He was appointed to the role of Senior Vice President, Global Communications in August 2010. He has responsibility for Media Relations, Investor Relations, Corporate Responsibility, Global Community Partnerships and Internal, Product and Business Communications.

To ensure an orderly succession in Global Manufacturing & Supply (GMS), the Committee recommended the appointment of Roger Connor, Vice President, Office of the CEO & Corporate Strategy, to the role of President Designate, GMS, with effect from 1 January 2012. Roger will succeed David Pulman when he retires from GSK in 2013, and will join the CET in late 2012.

Detailed biographical information for Emma Walmsley and Phil Thomson is given under ‘Our Corporate Executive Team (CET)’ on pages 80 to 81.

Committee evaluation

The Committee considered Dr Long’s evaluation of the Board, and the Committee in particular, and concluded that the Committee continued to operate effectively. In respect of Dr Long’s specific observations, it was agreed that in replacing the Non-Executive Directors who are due to retire at the 2013 AGM, priority should be given to candidates with global CEO experience and knowledge of, and experience in, Emerging Markets. The Committee also agreed that in recruiting new Non-Executive Directors, it would be helpful to plan the composition of the Board over a longer time frame.

GSK Annual Report 2011	103
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Corporate Responsibility Committee Report

Sir Christopher Gent

Corporate Responsibility Committee Chairman

Membership

The membership of the Corporate Responsibility Committee (the Committee), together with appointment dates and attendance at meetings, is set out below:

Members	Committee member since	Attendance at full meetings during 2011
Sir Christopher Gent (Chairman from 1 January 2005)	9 December 2004	4/4
Dr Stephanie Burns	6 December 2007	3/4
James Murdoch	20 May 2009	3/4
Dr Daniel Podolsky	1 July 2006	4/4

Other attendees at Committee meetings may include:

Attendee	Regular attendee	Attends as required
CEO	✓
General Counsel	✓
Head of Global Communications	✓
Head of Corporate Responsibility	✓
Head of Governance, Ethics & Assurance	✓
Company Secretary – Secretary to the Committee	✓
Independent external Corporate Responsibility adviser		✓

Independent external Corporate Responsibility adviser

To augment GSK’s engagement with stakeholder opinion, in March 2009 Ms Sophia Tickell was appointed as an independent external adviser to the Committee. Ms Tickell is the co-founder and Director of Meteos, from which she directs the Pharma Futures Series, which aims to align better societal and shareholder value. She also sits on the Expert Review Committee of the Access to Medicines Foundation and is a member of the European Healthcare Innovation Leadership Network.

Ms Tickell attended meetings of the Committee and provided independent advice and guidance on corporate and social responsibility matters to both the Chairman and CEO. To avoid a conflict of interest with a new role which she was due to take on, Ms Tickell decided to retire as an adviser to the Committee in the summer of 2011.

Main responsibilities

The main responsibilities of the Corporate Responsibility Committee are set out on page 87.

The Committee has a rolling agenda and receives reports from members of the CET and senior managers to ensure that progress on meeting GSK’s Corporate Responsibility (CR) Principles is reviewed. The Committee annually reviews progress on the following five CR Principles:

•	access to medicines;

•	standards of ethical conduct;

•	research and innovation;

•	employment practices; and

•	community investment.

GSK’s other CR Principles are discussed at least once every two years. The Committee also reviews and approves the Corporate Responsibility Report.

Work of the Committee during 2011

During 2011, the Committee focused its attention on several issues including:

GSK’s CR Principles	Committee’s area of focus during 2011
Access to medicines	Access to, and pricing of, medicines in middle income and least developed countries
Standards of ethical conduct	Embedding ethical values in the organisation Reinforcing values-based decision making in the business
Research and innovation	Replacement, refinement and reduction in use of animals in research and development Research integrity and transparency, including medical governance and ethical standards for human subject research
Employment practices	Inclusion and diversity Leading and developing employees Employee relations, including consultation arrangements Employee health, safety and wellbeing
Community investment	Pulse volunteering programme
Caring for the environment	Progress on our environmental sustainability strategy
Products and customers

Adoption of global principles and practices to ensure distinction between the interaction and exchange of scientific or medical information and product promotional activity

Disclosure of payments to healthcare professionals

104	GSK Annual Report 2011

Governance & remuneration	Corporate governance continued

Corporate responsibility is integrated into the management of GSK’s business. Throughout this report you will read of advances to ensure that GSK works as efficiently and effectively as possible while ensuring that we always act responsibly.

We publish more information on our approach and performance in our annual Corporate Responsibility Report. This report can be found on our website and will be published in March 2012.

Committee evaluation

The Committee considered Dr Long’s evaluation of the Board, and the Committee in particular, and concluded that the Committee continued to operate effectively. As part of the Committee’s review of its operation and activities, it was agreed that more time could be allocated at meetings for discussion around the key CR subjects, risk areas, hot topics and to strategic thinking on emerging areas of concern.

US law and regulation

A number of provisions of US law and regulation apply to GSK because our shares are quoted on the New York Stock Exchange (NYSE) in the form of ADS.

NYSE rules

In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the US, provided that we explain any significant variations. This explanation is contained in our Form 20-F filing, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via our website. NYSE rules that came into effect in 2005 require us to file annual and interim written affirmations concerning the Audit & Risk Committee and our statement on significant differences in corporate governance.

Sarbanes-Oxley Act of 2002

Following a number of corporate and accounting scandals in the USA, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide-ranging piece of legislation concerned largely with financial reporting and corporate governance.

As recommended by the SEC, GSK has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the Audit & Risk Committee. It is chaired by the Company Secretary and the members consist of senior managers from finance, legal, corporate communications and investor relations.

External legal counsel, the external auditors and internal experts are invited to attend its meetings periodically. It has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form 20-F. In 2011, the Committee met 14 times.

Sarbanes-Oxley requires that the Annual Report contains a statement as to whether a member of our Audit & Risk Committee (ARC) is an audit committee financial expert as defined by Sarbanes-Oxley. For a summary regarding the Board’s judgement on this matter, please refer to page 99. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.

Section 302: Corporate responsibility for financial reports

Sarbanes-Oxley also introduced a requirement for the CEO and the CFO to complete formal certifications, confirming that:

•	they have each reviewed the Annual Report and Form 20-F;

•	based on their knowledge, it contains no material misstatements or omissions;

•

based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F;

GSK Annual Report 2011	105
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

•

they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year-end, the results of such evaluation being contained in the Annual Report and Form 20-F;

•

they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•

they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•

they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

We have carried out an evaluation under the supervision and with the participation of the Group’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2011.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The CEO and CFO expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures on 13 March 2012, following which the certificates will be filed with the SEC as part of the Group’s Form 20-F.

Section 404: Management’s annual report on internal control over financial reporting

In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934):

•

management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

•

management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission;

•

there have been no changes in the Group’s internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting;

•	management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2011 and its conclusion will be filed as part of the Group’s Form 20-F; and

•

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2011, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report will be filed with the Group’s Form 20-F.

106	GSK Annual Report 2011

Governance & remuneration
Remuneration Report

Dear Shareholder

On behalf of the Board, I am pleased to present our Remuneration Report for 2011, for which we will be seeking your approval at our AGM in May 2012.

Recent changes to executive remuneration

In recent years, the Remuneration Committee has implemented a number of changes to our executive remuneration, after extensive consultation with, and good support from, our major shareholders. These changes have included more tailored benchmarking versus the local market, simplifying and aligning remuneration across the CET and linking reward from long-term incentive plans more closely with performance against the company’s key strategic priorities. Although early days, we are encouraged by the increased motivation and focus amongst the management team against delivery of these priorities. As promised last year, we have provided a full annual update on performance against the long-term incentive targets.

Annual bonus structure

During the year, the Committee undertook a review of the annual bonus structure in place for our executives and concluded that the measures remained sound and should continue to focus on annual delivery of strong financial performance. Given the change in Moncef’s role, which now includes overall responsibility for both R&D and Vaccines, we have amended the measures and weightings of the financial element of his bonus. This is now based 50% on R&D performance, 25% on Vaccines performance and 25% on Group profit before interest and tax.

CEO remuneration

The Committee is mindful of its responsibility to pay appropriately, but not excessively, and we apply a rigorous data driven process to assessing competitive positioning, setting remuneration and determining performance targets.

During 2011, we assessed the competitiveness of the remuneration of the Executive Directors and other CET members and were satisfied that in most instances their remuneration was appropriate. However, we did identify a significant competitiveness gap for our CEO.

This is a particular concern for the Committee, because Sir Andrew’s strong performance is widely acknowledged.

On appointment as CEO in 2008, we set Sir Andrew’s remuneration conservatively and significantly below that of his predecessor, as we set his primary benchmark to a UK cross-industry comparator group rather than the much higher benchmark of global pharmaceutical companies. We also took into account that he was a new CEO who needed to demonstrate performance in his role. We have not increased his remuneration for over three years.

Since Sir Andrew’s appointment, there has been a continual and marked improvement in the Group’s performance. Most recently, in 2011, underlying sales and profits have performed well, and the Group’s increase in TSR of 25% was in the upper quartile of the FTSE 100, of our UK corporate comparator group and of our global pharmaceutical peer group. This is the Group’s best TSR performance since the formation of GSK in 2000. GSK’s strategy has momentum and Sir Andrew’s vision and leadership are fundamental to this performance.

GSK Annual Report 2011	107
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The Committee believes that the reward level offered to the CEO should now reflect his achievements to date and has therefore increased the level of his performance related remuneration by raising his performance share award from 500% to 600% of salary, within the limit previously approved by shareholders. These performance shares will continue to vest based on Group performance after three years, but 25% of the shares vesting from the grant will now have to be retained for a further two years.

We have also increased Sir Andrew’s base salary by 4%, which is in line with the average salary increase for GSK’s UK employees. These changes will position him more competitively against his UK peers. It should be noted that, even after these adjustments, his remuneration will still be in the bottom quartile when compared to GSK’s pharmaceutical peers.

You will also see that Sir Andrew’s total remuneration achieved in 2011 has increased significantly from 2010. This directly reflects our pay for performance policy. In 2011, GSK delivered good underlying financial performance, pipeline progress and strong cash generation. Together with upper quartile share price performance, this enabled the best annual total shareholder returns (+25%) since 2000. Sir Andrew deserves both credit and reward for these. Full details are given in the Report which follows.

Governance

The Committee is very aware of the sensitive environment surrounding executive pay at a time of real economic challenge. As one of Britain’s largest companies, GSK recognises its leadership role and is aware of the importance of a balanced approach. As we do every year, we have discussed our proposals and policies extensively with major shareholders during our annual meetings in the Autumn and have listened carefully to their feedback. I believe the following Report reflects this.

During the year, there has been a substantial initiative by the Government to improve corporate communication on executive pay. While many of these proposals are still at a formative stage, the following Report attempts to capture the spirit of the Government’s direction, particularly with regards to simplification, separation of past pay and future policy and transparency.

This year will be my last year as Chairman of the Committee. Tom de Swaan, who has been a member of the Committee since May 2009, will succeed me as Chairman with effect from 1 January 2013. I should like to thank shareholders for their support during my tenure as Chairman of the Committee and, as always, we welcome all shareholders’ feedback on this Report.

Sir Crispin Davis

Remuneration Committee Chairman

9 March 2012

108	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Total remuneration for 2011

The total remuneration for 2011 for each of the current Executive Directors is set out in the table below:

	Sir Andrew Witty, CEO				Simon Dingemans, CFO				Dr Moncef Slaoui, Chairman, R&D
	2011 £000	% of total	2010 £000	% of total	2011 £000	% of total	2010 £000	% of total	2011 $000	% of total	2010 $000	% of total
Salary	1,000		1,000		656		n/a		1,093		953
Other benefits	36		126		157		n/a		302		405
	1,036	15%	1,126	31%	813	50%	n/a	n/a	1,395	28%	1,358	35%
Pay for performance
Annual bonus – including the amount deferred (see below)	2,000		1,177		827		n/a		1,747		1,434
Value earned from LTI awards:
Performance Share Plan (1)	3,738		1,373		n/a		n/a		1,753		1,074
Share Option Plan	–		–		n/a		n/a		–		–
ShareSave	5		–		n/a		n/a		–		–
	5,743	85%	2,550	69%	827	50%	n/a	n/a	3,500	72%	2,508	65%

Total remuneration	6,779		3,676		1,640		n/a		4,895		3,866

	%	£000		Number of shares	%	£000		Number of shares	%	$000		Number of ADS
Deferral of 2011 annual bonus
Amount deferred	35%	700			50%	414			50%	874
Number of shares or ADS purchased				49,575				29,286				19,555
Maximum matching award (2)				49,575				29,286				19,555

Full details of each of the elements of ‘Total remuneration’ above are given on the following pages of this Report.

Fixed pay	Details	Pay for performance	Details
Base salary	Pages 112 and 124	Annual bonus	Pages 109, 113 and 124
Other benefits	Pages 113 and 124	Investment of bonus in Deferred Annual Bonus Plan	See table above and pages 114 and 129
Value earned from LTI awards:
		Performance Share Plan	Pages 109, 114, 126 and 130 to 131
		Share Option Plan	Pages 109 and 127 to 128
		ShareSave	Pages 116 and 126 to 128

Notes:

(1)

Simon Dingemans was appointed to the Board on 4 January 2011. The performance period for Simon Dingemans’ first award under the Performance Share Plan ends on 31 December 2013 and as such he is not eligible to receive any remuneration in respect of this plan until 2013 at the earliest.

(2)	The matching award is subject to performance targets. The maximum number of shares or ADS shown for the matching award does not include dividends reinvested over the performance period.

(3)	Details of the pensions accrued to date for each of the Executive Directors are given on pages 132 and 133.

GSK Annual Report 2011	109
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Pay for performance for 2011

Annual bonus

For 2011, the annual bonus was based on the following performance targets:

Executive Director	Financial performance			Personal performance
Sir Andrew Witty	75% on Group operating profit	25% on Group profit before interest and tax
Simon Dingemans			+	Individual objectives
Dr Moncef Slaoui	75% on R&D performance

Performance against targets

Financial performance

• Group operating profit and Group profit before interest and tax for the year both exceeded the stretching targets set by the Committee. Performance reflected the delivery of underlying sales growth and continued cost control in the context of the further roll off of pandemic products, Avandia and Valtrex, together with the impact of price reductions in the USA, Europe and some Emerging Markets.

• R&D performance targets for the year were exceeded. Data was received for nine of the 15 Phase III assets highlighted at the start of 2011 and sufficient data has been received in house to file four products in 2012. The rate of return on R&D spend is now estimated to be 12%, versus 11% (at the end of 2009), and 30 new drugs are expected to enter late stage development in the next three years.

Personal performance

• CEO – During 2011, the Group delivered continued underlying sales growth (4% in CER terms compared with 2010), with growth across each of the Pharmaceuticals, Vaccines and Consumer Healthcare businesses. Strong cash generation and disciplined allocation of capital enabled a total of £5.6 billion to be returned to shareholders (dividends of £3.4 billion and shares repurchased of £2.2 billion), an increase of 75% over 2010. This, together with GSK achieving top quartile share price performance against the FTSE 100, generated the company’s best annual total shareholder return since the formation of GSK in 2000. Reached agreement in principle with the US government to resolve several of its most significant Federal government investigations. Made progress in the orderly succession of several key executive team roles.

• CFO – Established a financial architecture and a new three year planning process to enable business strategy to translate into optimised shareholder returns. Identified further savings from the ongoing Operational Excellence programme of £600 million and made initial progress on delivering financial efficiencies. Introduced core measures for performance to enable easier comparison with our peers.

• Chairman, R&D – Exceeded the pipeline development and value targets (as detailed above) and established a new governance structure for R&D.

Value earned from long-term incentive awards

Performance Share Plan

The structure of the awards granted to Executives in 2009 and the performance levels achieved in the three years ended 31 December 2011 are set out below:

			Vesting
Performance measures	% of award	Performance achieved	% of maximum	% of award
Adjusted free cash flow	40%	Adjusted free cash flow for the three years was £16.5 billion, which included adjustments for a number of material distorting items, principally legal settlements, favourable exchange rate movements and special pension contributions.	100%	40%
Relative TSR over 3 years	30%	GSK’s TSR rank position was 6th (median position) in the comparator group of 11 pharmaceutical companies (GSK and 10 other companies).	30%	9%
Total vested for 2011				49%
Relative TSR over 4 years to 31 December 2012	30%	GSK’s TSR rank position was 6th (as above). If this performance is maintained, the vesting for relative TSR for 2012 would be the same as for 2011.	30%	9%
Potential total vesting for 2009 award				58%

The vesting of the remaining 30% will be assessed over the four year performance period ending on 31 December 2012.

Share Option Plan

The Share Option Plan awards granted to the Executives in 2009 were split into two elements, with 50% being dependent on performance over the three year period ended 31 December 2011 and 50% on performance over the four year period ending on 31 December 2012.

Performance achieved	Vesting
The company’s EPS declined on a compound CER basis for the three years to 31 December 2011, which was below the threshold vesting level of growth in RPI plus 3%. None of this part of the award has therefore vested.	0%

The vesting of the remaining 50% will be assessed over the four year performance period ending on 31 December 2012.

110	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Remuneration policy for 2012

The table below summarises how the Committee sets remuneration for the members of the CET (the Executives), the key elements of their remuneration, including the requirement for them to hold minimum levels of shares in GSK, and the principal pension arrangements.

					Page(s)
How the Committee sets remuneration	The Committee reviews the total remuneration of each Executive against that of executives from comparable companies, with a focus on local rather than global comparisons. The Committee aims to ensure that total remuneration levels are competitive and are set by reference to the median of the appropriate comparator group. The balance between fixed elements and pay for performance is carefully considered, with overall packages weighted heavily towards the latter.				112

Fixed pay
Base salary	Salaries are reviewed annually, with data from relevant comparator groups, and are influenced by:				112
	• the Executive’s role, experience and performance; and
	• the average increases for the broader GSK workforce.
Other benefits	• Principally healthcare, car, personal financial advice, life assurance and, where relevant, cash in lieu of a money purchase pension contribution and secondment and travel expenses.				113

Pay for performance
Safeguards and risk management	• A ‘clawback’ mechanism has been incorporated into the annual bonus award process and the Committee retains the discretion to reduce the grant or vesting levels of performance awards if appropriate.				113
Annual bonus	For 2012, the target and maximum bonus opportunities for the Executive Directors are as follows:			Targets: • The majority of the bonus is based on achievement of challenging financial targets (Group/business unit operating profit and Group profit before interest and tax) as agreed by the Board and the Committee. • Individual performance against pre-determined personal objectives. • R&D-specific key performance indicators. • Vaccines-specific key performance indicators.	113
		Target % of salary	Maximum % of salary
	• CEO	125	200
	• CFO	80	180
	• Chairman, R&D	85	200
Deferred Annual Bonus Plan	• Individuals may choose to invest up to 50% of any bonus earned			• Awards vest at the end of a three-year performance period based on four equally weighted performance measures:	114
(DABP)	• Deferred bonuses may be matched up to one-for-one subject to performance criteria			– Business diversification performance*; – R&D new product performance*; – Adjusted free cash flow*; and – Relative TSR+.
Performance Share Plan (PSP)	For 2012, the performance share awards for the Executive Directors are as follows:

*   25% vests at threshold, rising to 100% for stretching performance exceeding the set threshold by a specified margin.

+    Against comparator group comprising GSK and 10 other pharmaceutical companies. 30% vests at median, with 100% vesting for upper quartile performance.

					114 to 116
		% of salary
	• CEO*	600
	• CFO	350
	• Chairman, R&D	500
	* The CEO must retain 25% of any shares vesting from his 2012 award for two years following vesting.

Share ownership requirements	To align the interests of Executives with shareholders, Executives are required to build up and maintain significant holdings of shares in GSK.				116
	• CEO: 4 x base salary
	• Other Executive Directors: 3 x base salary
	• Other CET members: 2 x base salary

Pensions
UK Executives	• GSK operates a defined contribution plan. UK Executives participating in the defined contribution plan benefit from company contributions of 20% of base salary, plus matched contributions of up to 5% of base salary.				117
	• Certain Executives are members of legacy final salary plans, which have been closed to new entrants since 2001.
US Executives	• GSK operates a Cash Balance Pension Plan (US Plan). US Executives participating in the US Plan benefit from contributions of up to 38% of base salary.				117

GSK Annual Report 2011	111
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Estimates of total future potential remuneration from 2012 remuneration packages

The tables below provide estimates of the potential total future remuneration for each of our Executive Directors in respect of the remuneration opportunity granted to them in 2012. A range of potential outcomes is provided for each Executive Director.

Sir Andrew Witty, CEO

	Salary £000	Other benefits £000	Total fixed pay £000	Annual bonus £000	DABP £000	PSP £000	Total pay for performance £000	Total £000
Below threshold	1,033	36	1,069	–	–	–	–	1,069
Threshold	1,033	36	1,069	416	55	1,638	2,109	3,178
Maximum	1,033	36	1,069	2,080	1,040	6,240	9,360	10,429

Simon Dingemans, CFO

	Salary £000	Other benefits £000	Total fixed pay £000	Annual bonus £000	DABP £000	PSP £000	Total pay for performance £000	Total £000
Below threshold	682	162	844	–	–	–	–	844
Threshold	682	162	844	176	23	631	830	1,674
Maximum	682	162	844	1,236	618	2,402	4,256	5,100

Dr Moncef Slaoui, Chairman, R&D

	Salary $000	Other benefits $000	Total fixed pay $000	Annual bonus $000	DABP $000	PSP $000	Total pay for performance $000	Total $000
Below threshold	1,153	302	1,455	–	–	–	–	1,455
Threshold	1,153	302	1,455	315	41	1,521	1,877	3,332
Maximum	1,153	302	1,455	2,318	1,159	5,795	9,272	10,727

The remuneration granted in 2012 will be recorded as follows:

	Earned or awarded in respect of	Recorded as remuneration in Annual Report for
Salary, other benefits and annual bonus	2012	2012
DABP (2012 bonus will be deferred in 2013)	2013–2015	2015
PSP	2012–2014	2014

The assumptions underlying each scenario are outlined below:

All scenarios:

•	Other benefits have been estimated based upon actual amounts received in respect of 2011.

•

Each Executive Director is assumed to defer 50% of his 2012 annual bonus (the maximum permitted amount) and the matching award shown under DABP reflects this. The amount shown under DABP reflects the matching award only (the amount of bonus deferred by the individual is included under annual bonus).

•

The amounts shown above under DABP and PSP are based on the bonus amounts for 2012 and the relevant multiples of 2012 salary respectively. They do not include amounts in respect of dividends reinvested over the performance periods. The actual amounts recorded as remuneration from the DABP and PSP in 2015 and 2014 respectively will be calculated using the share or ADS prices on the vesting dates and will include amounts in respect of related dividends reinvested over the relevant performance periods.

•	The DABP and PSP are subject to performance measures over the three year periods 2013 to 2015 and 2012 to 2014 respectively.

Below threshold:

•	None of the pay for performance would be payable.

Threshold:

•

The minimum levels of pay for performance would be payable. It is assumed that the performance of each Executive Director would result in an individual performance multiplier of 100% and therefore no increase to the financial performance element of the bonus.

•	The threshold levels for the payment of the annual bonus and the vesting of the awards under the DABP and PSP are discussed in detail on page 115.

Maximum:

•	It is assumed that the annual bonus is payable at the maximum percentages set out on page 110 and that the awards under the DABP and PSP vest in full.

112	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

How the Committee sets remuneration

The Committee gives consideration to remuneration policy and levels for the wider employee population of the Group, as well as ensuring that remuneration is consistent with industry and broader market norms. The Committee sets total remuneration with reference to the median level of each Executive’s pay comparator group.

When benchmarking total remuneration, the following principal elements are considered:

•	Base Salary.

•	Annual bonus – for comparison purposes it is assumed that each company achieves target performance.

•	DABP and PSP awards – it is assumed that these awards vest at 50% of the maximum amount. For the DABP, it is assumed that the Executive chooses to defer the maximum 50% of his or her annual bonus.

The Committee also considers pension arrangements.

A significant proportion of an Executive’s total remuneration package is based on pay for performance, with a particular emphasis on long-term share-based incentives to closely align Executives’ interests with those of shareholders. The balance between the fixed pay and pay for performance elements of remuneration varies depending on performance.

The Committee uses two primary pay comparator groups:

UK cross-industry comparator group	Global pharmaceutical comparator group
Anglo American	France	Sanofi
AstraZeneca	Switzerland	Novartis
Barclays		Roche Holdings
BG Group	UK	AstraZeneca
BHP Billiton	USA	Abbott Laboratories
BP		Amgen*
British American Tobacco		Bristol-Myers Squibb
Diageo		Eli Lilly
HSBC		Johnson & Johnson
Reckitt Benckiser		Merck
Rio Tinto		Pfizer
Royal Dutch Shell
Standard Chartered
Tesco
Unilever
Vodafone
*	Amgen is included for remuneration benchmarking, but is not included in the TSR comparator group.

The primary comparator group for each of the Executive Directors is shown in the table below:

Primary comparator group
Director	UK cross-industry	Global pharmaceutical
Sir Andrew Witty, CEO	✓
Simon Dingemans, CFO	✓
Dr Moncef Slaoui, Chairman, R&D		✓

When reviewing the CEO’s remuneration for 2012, which is primarily set with reference to the UK cross-industry comparator group, the Committee also referenced pay for a group of 23 European companies selected based on their size and complexity.

The Committee’s review of the CEO’s proposed remuneration for 2012 identified a competitiveness gap, which is highlighted in the diagram below. To address this, the Committee’s preference was to increase the level of pay for performance within the CEO’s remuneration package and accordingly, the Committee raised his PSP award from 500% to 600% of his salary for 2012.

Summary of total package competitive positioning for the CEO

Total remuneration based on benchmarking criteria (£m)

Fixed pay

Base salary

Base salaries are set by reference to the relevant comparator group at a level considered appropriate to secure and retain the talent needed to deliver GSK’s strategic priorities. Salary levels are reviewed annually and are influenced by the wider pay environment and the Executive’s role, experience and performance.

The Committee considers the prevailing economic conditions, the market competitiveness of each Executive’s package and the positioning and relativities of pay across the broader GSK workforce.

For 2012, the average salary increases for employees other than Executive Directors will be approximately 4% in the UK and approximately 3% in the USA.

The Committee has decided to give the Executive Directors salary increases in line with the average salary increases for GSK employees in the UK and the USA. Sir Andrew Witty and Simon Dingemans each received a base salary increase of 4% and Dr Moncef Slaoui 3%.

The table below sets out the base salaries of the Executive Directors over the last three years (or since appointment to the Board) and the salaries for 2012. Salary increases typically take effect in the first quarter of each year.

				Base salary	% change 2012
	2009	2010	2011	2012
Sir Andrew Witty,	£1,000,000	£1,000,000	£1,000,000	£1,040,000	4%
CEO
Simon Dingemans,	n/a	n/a	£660,000	£686,400	4%
CFO*
Dr Moncef Slaoui,	$875,000	$975,000	$1,125,000	$1,159,000	3%
Chairman, R&D
*	Simon Dingemans joined the Board on 4 January 2011.

GSK Annual Report 2011	113
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Other benefits

The Executives receive other benefits, including healthcare, car, personal financial advice, life assurance and matching shares under the ShareReward Plan.

Simon Dingemans is not accumulating benefits in any of GSK’s pension plans and he receives cash in lieu of a money purchase pension contribution.

Dr Moncef Slaoui has been seconded to the UK for a two year period from 1 November 2010 to enable him to be closer to the Vaccines business as he assumes operational responsibility for that part of the Group, and as such he receives appropriate secondment and travel expenses.

The cash value of the benefits received by the Executive Directors in 2011 is shown on page 124.

Pay for performance

Safeguards and risk management

The Committee believes in payment for performance. Specifically, the Committee does not want to reward failure and views it as important that incentive payouts are only made in circumstances when performance outcomes reflect genuine achievements against the original targets.

Given the nature of GSK’s business and the increased focus on risk within the Group, the Committee has taken a number of steps to ensure that our performance related pay underpins effective risk management:

•

The Chairman of the Audit & Risk Committee is a member of the Committee and provides input on the Audit & Risk Committee’s review of the Group’s performance and oversight on any risk factors relevant to remuneration decisions.

•

The Committee reviews the ongoing financial impact of any prior year activities and the role of individual Executives in such activities. Where there has been continuity of Executive responsibility between initiation of an adverse event and its emergence as a problem, the adverse event should be taken into account in assessing pay for performance in the year the problem is identified and for future periods. The Committee may make appropriate adjustments to individual annual bonus amounts or grant and vesting levels of LTI awards to reflect those circumstances (the ‘clawback’ mechanism).

•	There are also further safeguards relating to each of the business-specific performance measures under the long-term incentive plans which are set out in detail on page 114.

•

Long-term incentive awards for good leavers will normally vest at the end of the original vesting period, rather than in the year of departure. This ensures continued alignment with shareholders’ interests following cessation of employment.

Annual bonus

Annual bonus is designed to drive the achievement of GSK’s annual financial and strategic business targets and delivery of personal objectives.

The majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets. This outcome is then adjusted to reflect individual performance by applying an individual performance multiplier.

For the financial measures, the bonus threshold is 90% of target, with the maximum being payable for achievement of 110% of target. The bonus threshold of 90% reflects the stretching nature of the bonus targets.

The measures for each Executive Director are set out below:

Personal
Executive Director	Financial performance			performance
Sir Andrew Witty	75% on Group
Simon Dingemans	operating profit	25% on
		Group profit	+	Individual
Dr Moncef Slaoui*	50% on R&D	before interest		objectives
	performance	and tax
25% on Vaccines performance
*	During 2011, Dr Moncef Slaoui assumed responsibility for the Group’s Vaccines business. The financial element of his bonus has therefore been adjusted accordingly.

CEO

Individual performance objectives for Sir Andrew Witty are set by the Board in January each year. The Board focuses on the strategic priorities that have been developed for the company, which are set out on page 6. For reasons of commercial sensitivity, his specific objectives are kept confidential. Following the end of the financial year, the Board reviews his performance generally and against the set objectives to determine the appropriate bonus payable for his performance.

Chairman, R&D

Bonus measures for R&D employees, including Dr Moncef Slaoui, are linked to pipeline performance. A robust governance structure has been established to ensure that the bonus payable fairly reflects R&D productivity and performance as well as achievement of profit targets. Performance and targets are reviewed by the R&D Bonus Compensation Review Committee, which includes Sir Andrew Witty and the company’s two designated scientific expert Non-Executive Directors, Professor Sir Roy Anderson and Dr Daniel Podolsky. An equivalently robust process is being implemented to review Vaccines’ performance measures.

Other Executives

For the other Executives, the CEO sets their individual objectives in line with company strategy, and makes recommendations to the Committee regarding their performance against those objectives at the end of the year. Those recommendations are then considered by the Committee before it determines the level of bonuses payable.

For 2012, the on-target and maximum bonuses for the Executive Directors are given in the table below.

	On-target bonus as a % of base salary	Maximum as a % of base salary
Sir Andrew Witty, CEO	125%	200%
Simon Dingemans, CFO	80%	180%
Dr Moncef Slaoui, Chairman, R&D	85%	200%

The table below sets out the bonuses earned by the Executive Directors over the last three years, or since appointment.

	2009 000	2010 000	2011 000
Sir Andrew Witty	£2,000	£1,177	£2,000
Simon Dingemans*	n/a	n/a	£827
Dr Moncef Slaoui	$1,439	$1,434	$1,747
*	Simon Dingemans was appointed to the Board on 4 January 2011.

114	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Long-term incentive plans

Long-term incentives take the form of a maximum number of shares (on award). The number of shares received by an Executive depends on performance over the performance period.

To provide a closer link between shareholder returns and payments to the Executives, notional dividends are reinvested and paid out in proportion to the shares earned.

Deferred Annual Bonus Plan

The Deferred Annual Bonus Plan encourages long-term shareholding, discourages excessive risk taking and helps focus on GSK’s key strategic priorities.

Up to 50% of any annual bonus earned may be deferred into shares, or ADS where appropriate, for three years. The company will match shares or ADS up to one-for-one depending on the company’s performance against the measures outlined on page 115 during the three-year performance period.

The levels of participation for the last three years for the Executive Directors are shown in the table below, together with the maximum matching awards granted in 2012 in respect of the deferrals of the 2011 bonuses. These matching awards may vest in 2015, subject to continued employment and achievement of the performance measures.

				2012
	% of total bonus deferred			Matching
Executive Director	2009	2010	2011	award
Sir Andrew Witty	15%	32%	35%	49,575 shares
Simon Dingemans	n/a	n/a	50%	29,286 shares
Dr Moncef Slaoui	n/a	50%	50%	19,555 ADS

Performance Share Plan

The Performance Share Plan ensures focus on the delivery of GSK’s strategic priorities and long-term shareholder returns relative to other pharmaceutical companies.

Under the Performance Share Plan, awards are made which vest depending on the company’s performance over a three year performance period against the measures outlined below.

There is a limit of six times base salary on the maximum initial value of performance shares that may be granted to an individual in any one year.

The table below shows award levels in February 2010 and 2011 and March 2012 for each Executive Director in line with that policy:

	2010 Award level as % of base salary	2011 Award level as % of base salary	2012 Award level as % of base salary	2012 Award
Sir Andrew Witty,	500%	500%	600%	441,926
CEO				shares

Simon Dingemans,	n/a	350%	350%	170,141
CFO				shares

Dr Moncef Slaoui,	500%	500%	500%	129,700
Chairman, R&D				ADS

Performance measures

The focus of the Committee has been to improve the alignment of Executive remuneration arrangements with our key strategic priorities.

After consultation with shareholders, from 2011, DABP and PSP awards made to Executives comprised two business-specific performance measures on business diversification performance and R&D new product performance, together with adjusted free cash flow and relative TSR.

The Board recognises the possibility that the Company’s goals may evolve over time. Therefore the Committee intends to review the performance measures periodically to ensure that they remain appropriate.

Details of the performance measures, targets and the performance thresholds for the 2012 long-term incentive awards are given in the table set out on page 115.

Safeguards on vesting

In addition to setting robust targets, the Committee has also implemented a number of safeguards to ensure that targets are met in a sustainable way and that any performance outcome reflects genuine achievement against the original targets and therefore represents the delivery of value for shareholders.

For each performance measure, the impact of any acquisition or divestment will be quantified and adjusted for after the event. Any major adjustment in the calculation of performance measures will be disclosed to shareholders on vesting.

The table below sets out the principal safeguards for the performance measures.

Performance measure	Safeguards on vesting
Business diversification performance

• Include the impact of revenue from opportunistic events, e.g. pandemics, unless the Committee considers that this did not add to shareholder value and provided that underlying performance was sufficiently positive.

• Adjust for major distorting events.

• Despite reaching target, vesting will normally be reduced if above market growth has not been achieved.

R&D new product performance

• Vesting may be reduced if insufficient progress has been made during the period towards GSK’s target of a return on R&D investment of 14%.

• Include the impact of revenue from opportunistic events, e.g. pandemics, unless the Committee considers that this did not add to shareholder value and provided that underlying performance was sufficiently positive.

Adjusted free cash flow	• Adjust for materially distorting items, which may include exchange rate movements, major legal and taxation settlements and special pension contributions.

GSK Annual Report 2011	115
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

2012 performance targets

Inevitably, measures linked directly to strategy are commercially sensitive. In particular, the Committee does not consider it appropriate to disclose the targets for business diversification performance and R&D new product performance at grant, as it may result in competitive harm. However, the targets will be disclosed fully in the 2014 Remuneration Report at the end of the performance period, together with details of the extent to which they have been met. The Committee has also undertaken to provide updates on achievements to date against the targets during the performance period. The 2012 performance targets are set out in the table below.

Long-term incentive measures for 2012 awards	% of award	Vesting schedule for 2012 awards
Business diversification performance	25%
Incentivises growth of a global, diversified business

Designed to focus on turnover in our major growth areas:

Vaccines; Consumer Healthcare; Emerging Markets, Asia Pacific and Japan Pharmaceuticals businesses (excluding Vaccines and Dermatology); and our Dermatology businesses.

Aggregate revenue target for four business divisions over three-year performance period should reflect strong growth against previous periods and above market growth.

			Achievement	Proportion of award available
			Below threshold	0%
			Threshold	25%
			Maximum	100%
R&D new product performance Recognises importance of R&D to future business growth Revenue target based on New Product Sales to incentivise better R&D performance. New Products are defined as products launched in the performance period and the two preceding years. Therefore, for the 2012-14 performance period, products launched in the years 2010-14 will be included in the measurement. Aggregate three-year revenue target for 2012 awards for New Product Sales should reflect growth on historic performance.	25%

			Measure	Maximum expressed as % of threshold
			Business diversification performance	114%
			R&D new product performance	122%

Adjusted free cash flow	25%		Three year adjusted free cash flow targets
Recognises importance of effective working capital and cash management				% vesting
		Below threshold		0%
		Threshold	£17.30 billion	25%
			£17.84 billion	50%
			£19.62 billion	75%
		Maximum	£20.52 billion	100%
Relative TSR Focuses on delivery of value to shareholders Relative TSR using a comparator group comprising GSK and 10 other global pharmaceutical companies. Relative TSR is measured over three years, using a twelve-month averaging period. TSR is measured in local currency.	25%

116	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Historical vesting for GSK’s LTIs

The following table shows the vesting levels of GSK’s performance share and share option awards to Executives since 2004. A TSR vesting percentage of 0% indicates that GSK’s relative TSR performance was below the median of the comparator group for that performance period.

			Performance Share Plan		Share Option Plan
	Performance period	Vesting under TSR measure %	Vesting under adjusted free cash flow measure %	Total vesting %	Vesting under EPS measure %
2004	2005 – 2007	38.5	n/a	38.5	100
2006	2006 – 2008	0	n/a	0	50.7
2007	2007 – 2009	35	n/a	35	0
2008	2008 – 2010	35	n/a	35	0
2009*	2009 – 2011	9	40	49	0

*	The award made in 2009 included 30% in respect of relative TSR and 40% in respect of adjusted free cash flow, both with a three year performance period. The remaining 30% was in respect of relative TSR over a four year performance period and this will not be assessed until next year.

Other all-employee share plans

The Executives participate in various all-employee share plans in either the UK or the USA, including ShareReward and ShareSave.

The ShareReward Plan is a UK HM Revenue & Customs approved plan open to all UK employees on the same terms. Participants contribute up to £125 a month from their gross salaries to purchase GSK shares and the company matches the number of GSK shares bought each month under this arrangement. Sir Andrew Witty and Simon Dingemans each contribute £125 a month to buy shares under the ShareReward Plan.

The ShareSave plan is a UK HM Revenue & Customs approved plan open to all UK employees. Participants may save up to £250 a month from their net salaries for a fixed term of three years and at the end of the savings period they have the option to buy GSK shares at a discount of up to 20% of the market price set at the launch of each savings contract.

Dilution limits

All awards are made under plans which incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers. Current estimated dilution from existing awards made over the last 10 years is set out in the table below:

		% of issued share capital
Share plans	ABI dilution limit	At 31 December 2010	At 31 December 2011
All GSK employee share plans	10%	4.87%	3.96%
Executive share plans only	5%	4.50%	3.58%

Share ownership requirements

To align the interests of Executives with those of shareholders, Executives are required to build up and maintain significant holdings of shares in GSK over time.

Current share ownership requirements (SOR) are set out in the table below:

Share ownership requirement
CEO	4 x base salary
Other Executive Directors	3 x base salary
Other CET members	2 x base salary

Shareholdings for the purpose of SOR as at 9 March 2012 and achievement of SOR, based upon an average share price for the 90 working days preceding that date, were:

	Holding of Ordinary shares for SOR purposes as at
	31 December 2010	9 March 2012	Increase in shareholding %	Achievement of SOR%
Sir Andrew Witty	150,414	434,924	189	148
Simon Dingemans	–	69,510	n/a	48
Dr Moncef Slaoui	107,085	281,157	163	180

Executives are required to continue to satisfy these shareholding requirements for a minimum of twelve months following retirement from the company.

Pensions

Pensions provide an important tool for creating a long-term culture and loyalty.

The Executives participate in the Group’s senior executive pension plans. The pension arrangements are structured in accordance with the plans operated for Executives in the country in which they are likely to retire. Details of individual arrangements for the Executive Directors are set out on pages 132 and 133.

New Executives will be eligible to participate in either a defined contribution scheme in the UK (depending on personal circumstances against relevant tax restrictions) or a cash balance pension plan in the USA.

Existing obligations under legacy defined benefit schemes in the UK will continue to be honoured.

GSK Annual Report 2011	117
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

UK pension arrangements

The company currently operates a defined contribution plan and legacy final salary plans, which are closed to new entrants.

Executives participating in the defined contribution plan receive a company contribution of 20% of base salary. They will also have the opportunity to receive up to a further 5% in matched contributions in line with the policy for all other members of the pension plan.

During 2010, the UK Government announced a series of changes to the taxation of pensions which continue to impact the pensions of employees within GSK. The taxation changes will have significant negative consequences and the effectiveness of pensions will be much reduced.

Pensions have been, and continue to be, an important tool for creating a long-term culture and promoting employee retention. Therefore, the Committee decided that existing pension promises would be honoured and employees with pensions impacted by the changes would have the opportunity for their pension above the new limit to be delivered via GSK’s existing unfunded scheme.

The legacy final salary plans provide for up to two-thirds of final salary at age 60. For employees subject to the cap, benefits in excess of the cap are currently provided through unfunded arrangements. Under the legacy final salary plans, actuarial reduction factors apply where a participant leaves employment of his or her own accord before the age of 60.

US pension arrangements

In the USA, GSK operates a US Cash Balance Plan, which provides for an annual contribution and interest on the sum accumulated in the cash balance plan, but with no contractual promise to provide specific levels of retirement income. The plan incorporates an Executive Pension Credit for senior US executives. Contribution rates under the plan range from 15% to 38% of base salary depending on grade. All current senior US executives are eligible for the Executive Pension Credit.

For capped employees in the USA, benefits above the cap are provided through an unfunded non-qualified plan.

Update on performance of ongoing awards

The Committee undertook to provide an update on performance for outstanding LTI awards. It should be noted that the actual vesting levels will only be determined based on performance over the full three and four year performance periods. The interim positions provided below should only be regarded as an indication of how management has performed to date and should not be regarded as predictions of the final vesting levels.

2010 awards with performance periods to 31 December 2012 and 31 December 2013

The Committee reviewed the performance criteria of the Deferred Annual Bonus Plan and Performance Share Plan awards granted to the Executive Directors in 2010. The performance achieved in the two years from 1 January 2010 to 31 December 2011 was as follows (the 2010 DABP award is subject only to the performance of relative TSR over three years):

			Estimate of likely vesting based on performance to date
Performance measures	% of award	Performance achieved to date	% of maximum vesting	% of total award
Adjusted free cash flow	40%	The target for the three year period to 31 December 2012 is £17.3 billion for threshold vesting and £20.5 billion for maximum vesting. Based on the performance measure, adjusted free cash flow for the two year period to 31 December 2011 was £12.6 billion.	73%	29%
Relative TSR over 3 years	30%	GSK’s TSR rank position was 5th for the two year period to 31 December 2011 in the pharmaceutical comparator group of GSK and 10 other companies	55%	16.5%
Relative TSR over 4 years	30%		55%	16.5%
Potential total vesting for 2010 PSP award				62%

The full vesting schedules for each of the performance criteria are given on pages 129 and 131 of this report.

If the above levels of performance under each measure are maintained until the ends of the performance periods on 31 December 2012 and 2013, vesting of the 2010 awards would be as shown. However, performance is only measured at the ends of the performance periods and performance to date is not necessarily an indication of the final vesting level.

118	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

2011 awards with a performance period to 31 December 2013

The Committee reviewed the performance of the Deferred Annual Bonus Plan and Performance Share Plan awards granted to the Executive Directors in 2011. The performance achieved in the year to 31 December 2011 was as follows:

			Estimate of likely vesting based on performance to date
Performance measures	% of award	Performance achieved to date	% of maximum vesting	% of total award
Business diversification performance	25%

Vaccines

The lack of flu pandemic vaccine sales in the year resulted in a decline in reported vaccines sales of 19% to £3,497 million (flu pandemic vaccine sales were £18 million in the year, compared with £1,192 million in 2010). Cervarix sales more than doubled to £506 million, primarily reflecting the national HPV vaccination programme in Japan, which started at the end of 2010. Synflorix grew 57% to £350 million in 2011, reflecting continued growth related to tenders in Emerging Markets. The strong reported growth of Rotarix (up 31% to £300 million) primarily reflected the impact of the product being off the market during part of 2010. Excluding pandemic vaccines sales, CER growth was 11%. Estimated market growth, excluding pandemic vaccines sales, was 9%.

Consumer Healthcare

Consumer Healthcare sales grew 5% in the year to £5,195 million. Sales in the USA and Europe declined slightly, largely as a result of reductions in sales of alli, but these declines were more than offset by strong growth in the Rest of the World. Oral healthcare and Nutritional healthcare sales grew strongly, but Over-the-counter sales were flat. Estimated market growth (for markets where GSK competes) was 4%.

Emerging Markets, Asia Pacific and Japan (excluding Vaccines and Dermatology)

The Emerging Markets, Asia Pacific and Japan Pharmaceuticals businesses (excluding Vaccines and Dermatology) reported combined sales of £5,051 million in the year, representing growth of 8% compared with 2010. In all three regions, Respiratory products provided strong growth, supported by Anti-bacterial products in Emerging Markets and Avodart and Lamictal in Japan. Estimated market growth was 10%.

		Dermatology Dermatology sales grew 1% in the year to £1,087 million, as growth in Emerging Markets, which is benefiting from ongoing launches of Stiefel products in new markets, offset the impact of price cuts in Europe and generic competition to Evoclin in the USA. Reported growth in the full year benefited from the addition of sales from businesses acquired in late 2010 and early 2011, but this was offset by the effect of the disposal of Zovirax in North America in the first quarter of 2011. Estimated market growth (for markets where GSK competes) was 6%.	55%	14%
R&D new product performance	25%	New product sales Sales of products launched since 2009 totalled £985 million in the year and grew 60%. The largest product in this group was Synflorix (£350 million). The return on R&D investment has increased from approximately 11% (end of 2009) to 12% (to end of 2011).	30%	7%
Adjusted free cash flow	25%	For the 2011 award, the aggregate three-year adjusted free cash flow target for threshold vesting is £16.15 billion and £19.15 billion for maximum vesting. Based on the performance measure, adjusted free cash flow for the year was £5.9 billion.	100%	25%
Relative TSR	25%	For the period 1 January to 31 December 2011, the company’s TSR was ranked 3rd in the pharmaceutical comparator group of GSK and 10 other companies.	100%	25%
Potential total vesting for 2011 award				71%

The vesting schedules for each of the performance criteria are given on pages 129 and 131 of this report.

If the above levels of performance under each measure are maintained until the end of the performance period on 31 December 2013, vesting of the 2011 awards would be as shown. However, performance is only measured at the end of the three year period and performance to date is not necessarily an indication of the final vesting level.

The Committee, having reviewed performance for the year, remains of the view that the targets for the 2011 awards under both new measures remain suitably robust and stretching. The actual targets, together with details of the extent to which they have been met, will be disclosed in full at the time of vesting.

GSK Annual Report 2011	119
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

The Remuneration Committee

Role of the Committee

The role of the Committee is to set the company’s remuneration policy so that GSK is able to recruit, retain and motivate its Executives. The policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans and helps drive the creation of shareholder value.

Terms of reference

The Committee’s full terms of reference are available on the company’s website. The terms of reference, which are reviewed as a minimum on an annual basis, were last revised in December 2011 in the light of best practice and corporate governance developments.

Governance

The Board considers all of the members of the Committee to be independent Non-Executive Directors, in accordance with the UK Corporate Governance Code, with the exception of Sir Christopher Gent, Chairman of the company, who was independent on appointment.

The Committee met six times during 2011, with each member attending as follows:

Members	Committee member since	Attendance at full meetings during 2011
Sir Crispin Davis (Chairman from 20 May 2009)	1 July 2003	6/6
Larry Culp	1 January 2004	6/6
Sir Christopher Gent	1 January 2007	6/6
James Murdoch*	1 October 2009	5/6
Tom de Swaan*+	20 May 2009	5/6
*	James Murdoch and Tom de Swaan were each unable to attend, one meeting for personal reasons. For the meetings they were unable to attend, they reviewed the papers and provided their views on the matters under consideration to the Committee Chairman in advance.
+	Tom de Swaan is also the Chairman of the Audit & Risk Committee.

In addition to the six scheduled meetings, the Committee also met on a quorate basis on two occasions, principally to approve the formal grant and, based on performance, the vesting of long-term incentive awards in accordance with GSK’s remuneration policy.

Committee meetings usually begin with a closed session, during which only members of the Committee, the Company Secretary and the external adviser are present. Other individuals may also be invited to attend Committee meetings during the year. Executives and other Committee attendees are not involved in any decisions, and are not present at any discussions, regarding their own remuneration.

Other attendees at Committee meetings include:

Attendee	Regular attendee	Attends as required
CEO		✓
CFO		✓
Head of Human Resources		✓
Head of Reward		✓
Company Secretary – Secretary to the Committee	✓
Committee Adviser – Deloitte LLP	✓

Adviser to the Committee

The Committee has access to external advice as required. Deloitte LLP (Deloitte) has been appointed by the Committee to provide it with independent advice on executive remuneration. During the year, Deloitte provided independent commentary on matters under consideration by the Committee and updates on best practice, legislative requirements and market practice.

Deloitte also provided other consulting, tax and assurance services to GSK during the year, but did not provide advice on executive remuneration matters other than for the Committee.

The Committee conducted a formal review of Deloitte’s performance in July 2011 against an established set of criteria that enabled a full consideration of the Committee’s needs.

Deloitte is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultantsgroup.com.

Towers Watson and Pay Governance provided additional market data to the Committee.

Commitment to shareholders

The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its remuneration policy and governance matters. In particular, the Committee discusses any significant changes to the policy or the measures used to assess performance.

The annual meetings were held in November 2011. Sir Crispin Davis, Committee Chairman, shared progress on remuneration matters in the last 12 months and proposals for 2012. Sir Christopher Gent, Chairman, updated attendees on corporate governance developments.

120	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Principal activities and matters addressed during 2011

The Committee’s principal activities and matters addressed during 2011 are set out below:

Remuneration
Items specific to:
Month	Overall	Annual bonus	LTIs	Governance and other matters
January	Approve Executives’ 2011 remuneration, including salaries of CEO, CFO and Chairman, R&D	Review and approve Executives’ 2010 bonuses Set CEO 2011 bonus objectives Overview of bonuses for employees below CET	Review LTI measures and targets for 2011	Review shareholder voting policy guidelines on remuneration Review draft Remuneration Report Annual Committee evaluation results 2010
February

Review LTI performance targets and outcomes and approve 2008 LTI award vesting

Set 2011-2013 LTI award targets and grant 2011 LTI awards to Executives and below

Approve Deferred Annual Bonus Plan elections and matching awards

Review feedback from shareholders on remuneration policy Approve Remuneration Report
March	Review of pay comparators Strategic overview of wider remuneration environment	Initiate review of annual bonus plan	Initiate review of currency of calculation for TSR	Review shareholder voting policy guidelines on remuneration
July	Approve remuneration for new CET appointees Review of general market developments Initiate review of CEO remuneration	Complete review of annual bonus plan	Complete review of TSR currency of calculation Grant interim 2011 LTI awards (below Executives)	Review of Committee adviser Review of voting outcomes on 2010 Remuneration Report and other AGM feedback
October	Agree 2012 salary review process for Executives Review of CEO remuneration proposals	Review of 2011 bonus approval process for Executives	Review of LTI performance reporting to meet commitments to shareholders TSR currency update	Review of UK Government remuneration consultations
November	Annual meetings with investors
December	Review Executives’ remuneration market data and competitiveness	Review proposed 2012 annual bonus targets		Consider feedback from annual meetings with investors Annual Committee evaluation results 2011

GSK Annual Report 2011	121
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Executive Director terms and conditions

Executive Director contracts

The policy set out below provides the framework for contracts for Executive Directors.

Policy
Notice period on termination by employing company or Executive	12 calendar months
Termination payment	1 x annual salary payable on termination by the company
Vesting of LTIs	Rules of relevant incentive plan, as approved by shareholders
Pension	Based on existing arrangements and terms of relevant pension plan
Non-compete clause	12 months from termination notice date*
*	The ability to impose a 12-month non-compete period (and a non-solicitation restriction) on an Executive is considered important by the company to have the ability to protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

The contracts for new Executives will not normally include a bonus element in any termination payment.

The terms of the contracts seek to balance commercial imperatives and best practice. Where the company considers it important that an individual does not work elsewhere during his or her notice period, it may make a compensatory payment in respect of bonus for the period of restraint.

Julian Heslop retired early from the company on 31 March 2011. Under the terms of his contract entered into in 2005, prior to the above framework being introduced, he was entitled to receive one year’s notice on termination and his payment included one year’s annual salary and a 12 months’ on-target bonus.

Simon Dingemans joined the Board on 4 January 2011 and was appointed CFO on 1 April 2011 following Julian Heslop’s early retirement. In line with the company’s policy, Simon Dingemans’ contract provides for a termination payment based on one year’s base salary only.

The following table sets out the details of the Executive Directors’ service contracts:

Current Directors	Date of contract	Effective date	Expiry date
Sir Andrew Witty*	18 June 2008	22 May 2008	31 August 2024
Simon Dingemans	8 September 2010	4 January 2011	30 April 2028
Dr Moncef Slaoui**	21 December 2010	21 December 2010	1 August 2019
*	Sir Andrew Witty’s contract was renewed in June 2008 following his appointment as CEO, and was amended on 4 February 2010 to remove the entitlement to bonus as part of his severance terms.
**	Dr Moncef Slaoui’s previous contract dated 16 May 2008 was replaced with a new contract on 21 December 2010 to reflect the changes to his severance terms outlined above.

No termination payments will be made in respect of any part of a notice period extending beyond the contract expiry date.

Other entitlements

In addition to the contractual provisions outlined above, in the event that Dr Moncef Slaoui’s service agreement is terminated by his employing company, the following will apply:

•

in the case of outstanding awards due under the GlaxoSmithKline Annual Investment Plan (which was closed to new deferrals with effect from the first quarter of 2006), provided that his agreement is terminated other than for cause, Dr Moncef Slaoui must exercise any Bonus Investment Rights within six months of termination to receive any deferred amounts, and any income and gains; and

•	in line with the policy applicable to US senior executives, Dr Moncef Slaoui may become eligible, at a future date, to receive continuing medical and dental insurance after retirement.

Outside appointments for Executives

The Board encourages Executives to hold one external directorship once they have become established in their role to broaden their experience and development, and help increase the pool of candidates for non-executive directors.

Any outside appointments are considered by the Nominations Committee to ensure they would not cause a conflict of interest and are then approved by the Chairman on behalf of the Board. It is the company’s policy that remuneration earned from such appointments may be kept by the individual Executive.

122	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Chairman and other Non-Executive Directors

How Non-Executive Director fees are set

The company aims to provide the Chairman and other Non-Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in GSK’s Articles of Association.

The Chairman and the CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the Non-Executive Directors.

Fees

The Chairman’s fees are currently £540,000 per annum plus an allocation of shares to the value of £135,000 per annum.

The other Non-Executive Directors’ fees applying at 31 December 2011 are as follows:

Per annum
Standard annual cash retainer fee	£75,000

Supplemental fees

Chairman of the Audit & Risk Committee*	£80,000

Senior Independent Director and Scientific/Medical Experts	£30,000

Chairmen of the Remuneration and Corporate Responsibility Committees†	£20,000

Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting
*	The fee for the Chairman of the Audit & Risk Committee reflects the increased focus within the Group on compliance and risk, and the time commitment required from the Committee Chairman of approximately 80 days per annum. Full details of the operation of the Audit & Risk Committee are given on pages 97 to 101.
†	Sir Christopher Gent is the Chairman of the Corporate Responsibility Committee, but does not receive the additional fee listed above.

In recent years, there has been an increase in the time commitment, demands and responsibility placed on the role of a non-executive director, and this has generally led to an increase in their fees. As a result of these developments in the market, Non-Executive Director fees at GSK were independently reviewed during 2011. The review highlighted that there was scope to increase Non-Executive Director fees. However, in the light of the current environment, it was decided not to increase the fees at this time. They will continue to be kept under review.

Non-Executive Directors’ share allocation plan

To enhance the link between Directors and shareholders, GSK requires Non-Executive Directors to receive a significant part of their fees in the form of shares. At least 25% of the Non-Executive Directors’ total fees, excluding those of the Chairman, are paid in the form of shares or ADS and allocated to a share account. The Non-Executive Directors may also take the opportunity to invest part or all of the balance of their fees into the same share or ADS account.

The shares or ADS which are notionally awarded to the Non-Executive Directors and allocated to their interest accounts are set out in the table on page 125 and are included within the Directors’ interests table on page 126. The accumulated balance of these shares or ADS, together with notional dividends subsequently reinvested, are not paid out to the Non-Executive Directors until retirement from the Board. Upon retirement, the Non-Executive Directors will receive either the shares or ADS, or a cash amount equal to the value of the shares or ADS at the date of retirement, or date of payment if later.

Letters of appointment

The terms of engagement of the Non-Executive Directors are set out in letters of appointment which are available for inspection at the company’s registered office and at the AGM. For each Non-Executive Director, his or her initial appointment and any subsequent re-appointment are subject to election and, thereafter, periodic re-election by shareholders.

The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated.

The following table shows the date of the initial letter of appointment of each Non-Executive Director:

Non-Executive Director	Date of letter of appointment
Sir Christopher Gent	26 May 2004
Professor Sir Roy Anderson	28 September 2007
Dr Stephanie Burns	12 February 2007
Stacey Cartwright	3 March 2011
Larry Culp	9 June 2003
Sir Crispin Davis	9 June 2003
Judy Lewent	3 March 2011
Sir Deryck Maughan	26 May 2004
James Murdoch	26 February 2009
Dr Daniel Podolsky	3 July 2008
Tom de Swaan	21 December 2005
Sir Robert Wilson	9 June 2003

In Sir Christopher Gent’s letter of appointment, it was agreed that he would serve the company as Deputy Chairman until 31 December 2004 and from 1 January 2005 as Chairman until the conclusion of the AGM following the third anniversary of his appointment. This was extended for a term of three years by mutual agreement, with effect from his re-election as a Director at the AGM held on 21 May 2008. This has been further extended for a period of five years with effect from 1 January 2011, subject to annual re-election at AGMs.

Exchange rate

Fees that are paid in US dollars were converted at the following exchange rates:

Period rate applied	Exchange rate £/US$
1 January 2010 – 31 December 2010	US$1.6326
1 January 2011 – 31 December 2011	US$1.5798
1 January 2012 – 31 December 2012	US$1.5718

The exchange rate is set annually based on the average daily rate for the last quarter of the year prior to payment. The rate will be reviewed if it moves significantly during the year.

GSK Annual Report 2011	123
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222
TSR performance graph

The following graph sets out the performance of the company relative to the FTSE 100 Index, of which the company is a constituent, and to the pharmaceutical performance comparator group for the five year period to 31 December 2011. The graph has been prepared in accordance with the Regulations as defined in ‘Basis of preparation’ on page 133 and is not an indication of the likely vesting of awards granted under any of the company’s incentive plans.

TSR performance

124	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Directors’ emoluments and total remuneration

In addition to the statutory disclosure of total emoluments for the year, we have also provided ‘total remuneration’, which includes the value of LTIs earned where the relevant performance period ended during the year.

								2011						2010
	Footnote	Fees or salary 000	Other benefits 000	Annual bonus 000	Compen- sation for loss of office 000	Total emolu- ments 000	(a) Value of LTIs earned 000	Total remune- ration 000	Fees or salary 000	Other benefits 000	Annual bonus 000	Total emolu- ments 000	(a) Value of LTIs earned 000	Total remune- ration 000
Executive Directors
Sir Andrew Witty	a,b,c,d,h	£1,000	£36	£2,000	–	£3,036	£3,743	£6,779	£1,000	£126	£1,177	£2,303	£1,373	£3,676
Simon Dingemans	b,c,e,h	£656	£157	£827	–	£1,640	–	£1,640	–	–	–	–	–	–
Julian Heslop	a,b,d,g	£141	£31	£104	£945	£1,221	£1,571	£2,792	£525	£108	£417	£1,050	£504	£1,554

Dr Moncef Slaoui	a,c,f,h	$1,093	$302	$1,747	–	$3,142	$1,753	$4,895	$953	$405	$1,434	$2,792	$1,074	$3,866
Total Executive Directors		£2,476	£412	£4,016	£945	£7,849	£6,403	£14,252	£2,140	£495	£2,518	£5,153	£2,570	£7,723

Non-Executive Directors
Professor Sir Roy Anderson		£135	–	–	–	£135	–	£135	£128	–	–	£128	–	£128
Stacey Cartwright	i	£56	–	–	–	£56	–	£56	–	–	–	–	–	–
Sir Crispin Davis		£125	–	–	–	£125	–	£125	£118	–	–	£118	–	£118
Sir Christopher Gent		£675	–	–	–	£675	–	£675	£675	£2	–	£677	–	£677
James Murdoch		£90	–	–	–	£90	–	£90	£98	–	–	£98	–	£98
Tom de Swaan		£185	£1	–	–	£186	–	£186	£177	£1	–	£178	–	£178
Sir Robert Wilson		£135	–	–	–	£135	–	£135	£128	–	–	£128	–	£128

Dr Stephanie Burns		$154	–	–	–	$154	–	$154	$146	–	–	$146	–	$146
Larry Culp		$154	–	–	–	$154	–	$154	$135	–	–	$135	–	$135
Judy Lewent	i	$101	–	–	–	$101	–	$101	–	–	–	–	–	–
Sir Deryck Maughan		$130	–	–	–	$130	–	$130	$147	–	–	$147	–	$147
Dr Daniel Podolsky		$201	–	–	–	$201	–	$201	$208	–	–	$208	–	$208
Total Non-Executive Directors		£1,861	£1	–	–	£1,862	–	£1,862	£1,733	£3	–	£1,736	–	£1,736

Former Directors
Dr Jean-Pierre Garnier		–	$118	–	–	$118	–	$118	–	$118	–	$118	–	$118
Total Former Directors		–	£73	–	–	£73	–	£73	–	£76	–	£76	–	£76
Total		£4,337	£486	£4,016	£945	£9,784	£6,403	£16,187	£3,873	£574	£2,518	£6,965	£2,570	£9,535

Remuneration for Directors on the US payroll is reported in Dollars at the average exchange rates for each year. None of the above Directors received reimbursement for expenses during the year requiring separate disclosure under the Regulations as defined in ‘Basis of Preparation’ on page 133.

a)	An analysis of the value of LTIs earned by Sir Andrew Witty, Julian Heslop and Dr Moncef Slaoui is set out on page 126.
b)	Sir Andrew Witty and Simon Dingemans participate in salary sacrifice schemes, including ShareReward. Julian Heslop also participated until his early retirement on 31 March 2011.
c)	Sir Andrew Witty, Simon Dingemans and Dr Moncef Slaoui have elected to participate in GSK’s Deferred Annual Bonus Plan in respect of their 2011 bonuses. Sir Andrew Witty deferred 35% of his 2011 bonus (2010 – 32%), Simon Dingemans deferred 50% of his 2011 bonus and Dr Moncef Slaoui deferred 50% of his 2011 bonus (2010 – 50%).
d)	Following the merger of Glaxo Wellcome and SmithKline Beecham, to encourage employees to convert their holdings of non-savings related options over legacy shares or ADS for options over GlaxoSmithKline shares or ADS, employees were granted an additional cash benefit equal to 10% of the grant price of the original option. This additional benefit, known as the Exchange Offer Incentive (EOI), was only payable when the new option was exercised or lapsed underwater. To qualify for this additional cash benefit, participants had to retain these options until at least the second anniversary of the effective date of the merger. In 2010, Sir Andrew Witty received £93,002 and Julian Heslop received £89,936. These amounts are included within ‘Other benefits’ above. There are no further awards eligible for the EOI.
e)	Simon Dingemans joined the Board on 4 January 2011 and his remuneration is recorded from this date. He does not participate in any of GSK’s pension plans and instead received, in respect of 2011, £132,000 in lieu of a money purchase pension contribution and £12,540 in respect of life assurance contributions, which are both included in ‘Other benefits’ above.
f)	Dr Moncef Slaoui stepped down as a Non-Executive Director of the Agency for Science, Technology and Research (A*STAR) on 31 January 2011. During 2011 he received $nil (2010 – $1,005) which is not included above.
g)	Julian Heslop retired early on 31 March 2011. He received one year’s annual salary and 12 months’ on-target bonus as compensation for loss of office, as set out under the terms of his contract.
h)	The total remuneration for each Executive Director in office at 31 December 2011 for each of the last five years, or since the date of appointment if later, is as follows:

	2011 000	2010 000	2009 000	2008 000	2007 000
Sir Andrew Witty*	£6,779	£3,676	£3,449	£1,778	n/a
Simon Dingemans*	£1,640	n/a	n/a	n/a	n/a
Dr Moncef Slaoui	$4,895	$3,866	$3,695	$2,483	$2,166
*	Sir Andrew Witty was appointed to the Board on 31 January 2008 and Simon Dingemans was appointed on 4 January 2011.

i)	Stacey Cartwright and Judy Lewent joined the Board on 1 April 2011 and their fees are recorded from this date.

GSK Annual Report 2011	125
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Non-Executive Directors’ fees

			2011			2010
Fees	Cash 000	Shares/ADS 000	Total 000	Cash 000	Shares/ADS 000	Total 000
Non-Executive Directors
Professor Sir Roy Anderson	£101	£34	£135	£96	£32	£128
Stacey Cartwright	£42	£14	£56	–	–	–
Sir Crispin Davis	–	£125	£125	–	£118	£118
Sir Christopher Gent	£540	£135	£675	£540	£135	£675
James Murdoch	–	£90	£90	–	£98	£98
Tom de Swaan	£139	£46	£185	£133	£44	£177
Sir Robert Wilson	£101	£34	£135	£96	£32	£128

Dr Stephanie Burns	$77	$77	$154	$73	$73	$146
Larry Culp	–	$154	$154	–	$135	$135
Judy Lewent	$76	$25	$101	–	–	–
Sir Deryck Maughan	–	$130	$130	–	$147	$147
Dr Daniel Podolsky	$50	$151	$201	$52	$156	$208
Total fees	£1,049	£812	£1,861	£945	£788	£1,733

Non-Executive Directors are required to take at least a part of their total fees in the form of shares or ADS allocated to a share/ADS account, which is not paid out until retirement from the Board (see page 122 for further details of the share allocation plan). For each Non-Executive Director the total value of these shares or ADS as at the date of award, together with the cash payment, forms his or her total fees, which are included within the table on page 124 under ‘Fees or salary’. The table above sets out the value of the fees received in the form of cash and shares or ADS.

The table below sets out the accumulated number of shares or ADS held by the Non-Executive Directors under the share allocation plan in relation to their fees received as Board members as at 31 December 2011, together with the movements in their accounts over the year.

			Number of shares or ADS
Share allocation plan	31 December 2010	Allocated & elected	Dividends reinvested	31 December 2011
Non-Executive Directors
Shares
Professor Sir Roy Anderson	8,620	2,570	407	11,597
Stacey Cartwright	–	1,024	4	1,028
Sir Crispin Davis	54,642	9,523	2,536	66,701
Sir Christopher Gent	66,740	10,208	3,073	80,021
James Murdoch	9,105	6,931	468	16,504
Tom de Swaan	13,028	3,514	613	17,155
Sir Robert Wilson	15,341	2,570	712	18,623

ADS
Dr Stephanie Burns	7,352	1,854	361	9,567
Larry Culp	23,417	3,708	1,134	28,259
Judy Lewent	–	586	2	588
Sir Deryck Maughan	21,462	3,112	1,034	25,608
Dr Daniel Podolsky	12,635	3,630	623	16,888

126	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Directors’ interests

The following interests of the Directors of the company in office at 31 December 2011 and their connected persons are shown in accordance with the FSA Listing Rules.

		Shares					ADS
	Footnote	2 March 2012	31 December 2011	1 January 2011	2 March 2012	31 December 2011	1 January 2011
Executive Directors
Sir Andrew Witty	a,b	383,039	253,794	151,213	–	–	–
Simon Dingemans	a,c	40,208	40,171	–	–	–	–
Dr Moncef Slaoui	b,d	61,651	61,119	59,133	81,246	56,800	18,459

Non-Executive Directors
Professor Sir Roy Anderson	e	11,597	11,597	8,620	–	–	–
Dr Stephanie Burns	e	44	44	44	9,632	9,632	7,418
Stacey Cartwright	e,f	1,149	1,149	–	–	–	–
Larry Culp	e	–	–	–	28,259	28,259	23,417
Sir Crispin Davis	e	73,460	73,460	61,402	–	–	–
Sir Christopher Gent	e	80,021	80,021	66,741	–	–	–
Judy Lewent	e,f	–	–	–	588	588	–
Sir Deryck Maughan	e	–	–	–	25,608	25,608	21,462
James Murdoch	e	17,504	17,504	10,105	–	–	–
Dr Daniel Podolsky	e	–	–	–	16,888	16,888	12,635
Tom de Swaan	e	17,155	17,155	13,028	–	–	–
Sir Robert Wilson	e	24,751	24,751	21,470	–	–	–

One GlaxoSmithKline ADS represents two GlaxoSmithKline shares. The interests of the above-mentioned Directors at 2 March 2012 reflect the change between the year-end and that date.

a)

Includes shares purchased through the GlaxoSmithKline ShareReward Plan for Sir Andrew Witty totalling 2,946 shares at 31 December 2011 (31 December 2010 – 2,577) and 1,879 shares at 2 March 2012 and Simon Dingemans totaling 171 Shares at 31 December 2011 (31 December 2010 – nil) and 208 shares at 2 March 2012.

b)	The totals at 2 March 2012 include shares or ADS which vested under elements of the 2009 award of the Performance Share Plan, less those sold to satisfy tax liabilities on the amount of the plan award (see page 130 and 131 for details).
c)	Simon Dingemans joined the Board on 4 January 2011 and his holdings are disclosed from this date.
d)	Includes ADS purchased in the GlaxoSmithKline Stock Fund within the US Retirement Savings Plan and US Executive Supplemental Savings Plan.
e)	Includes shares or ADS received as part or all of their fees, as described under ‘Non-Executive Director’s share allocation plan’ on page 122. Dividends received on these shares or ADS during 2011 were converted into shares or ADS as at 31 December 2011.
f)	Stacey Cartwright and Judy Lewent joined the Board on 1 April 2011 and their holdings are disclosed from this date.

Long-Term Incentive plans

Value of LTIs earned

The value of LTIs earned for current and former Executive Directors includes the amounts vesting under GSK’s LTI plans (the Share Option Plan and the Performance Share Plan) where the relevant performance period(s) ended during the reporting year, together with the amounts vesting under the ShareSave Plan where the contract(s) ended during the year. The totals are analysed as follows:

		Sir Andrew Witty		Dr Moncef Slaoui		Julian Heslop		Total
		2011	2010	2011	2010	2011	2010	2011	2010
Vesting of:	Page(s)	000	000	000	000	000	000	000	000
2008 Performance Share Plan award	130 and 131	–	£1,373	–	$1,074	–	£504	–	£2,570
2009 Performance Share Plan award	130 and 131	£3,738	–	$1,753	–	£1,570	–	£6,397	–
ShareSave	127	£5	–	–	–	£1	–	£6	–
Total		£3,743	£1,373	$1,753	$1,074	£1,571	£504	£6,403	£2,570

GSK Annual Report 2011	127
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Share Option Plan awards

In respect of options granted under the Share Option Plan (SOP), the remuneration receivable by an Executive Director is calculated on the date that the options first vest. The remuneration is the difference between the amount the Executive Director is required to pay to buy the shares or ADS and the total value of the shares or ADS on the vesting date.

If the Executive Director chooses not to exercise the options on the vesting date (he may exercise the options at any time during the next seven years), any subsequent increase or decrease in the amount realised will be due to movements in the share or ADS price between the initial vesting date and the date of exercise. This increase or decrease in value is the result of an investment decision by the Executive Director and, as such, is not recorded as remuneration.

The options outstanding at 31 December 2011 and 9 March 2012 and the movements during the periods are shown in the table below.

Options – shares		31 December 2010	Exercised	Lapsed	31 December 2011	Exercised	Lapsed	9 March 2012
Sir Andrew Witty		1,290,502	(72,000)	(814,000)	404,502	(1,009)	–	403,493
Dr Moncef Slaoui		140,320	(45,000)	–	95,320	–	–	95,320
Julian Heslop		585,050	(116,688)	(351,245)	117,117	–	–	117,117

Exercised options – shares 2011			Date of grant	Date of exercise	Number of shares	Grant price	Market price at exercise	Gain 000
Sir Andrew Witty			03.12.02	04.11.11	72,000	£11.79	£13.78	£143
Dr Moncef Slaoui			03.12.02	04.11.11	45,000	£11.79	£13.77	£89

Julian Heslop:			01.12.09	03.05.11	438	£9.72	£13.16	£2
			02.12.04	21.10.11	62,250	£11.23	£13.93	£168
			28.10.03	22.12.11	54,000	£12.68	£14.54	£100

2012
Sir Andrew Witty			01.12.08	07.02.12	1,009	£9.51	£14.06	£5

Options – ADS	Footnote	31 December 2010	Exercised	Lapsed	31 December 2011	Exercised	Lapsed	9 March 2012
Dr Moncef Slaoui	a	321,735	–	(158,750)	162,985	–	(79,375)	83,610

a)	The total of ADS for Dr Slaoui includes the interests of his connected person, who is also an employee of GSK.

The following table shows the gains on the exercises of the options set out above analysed between remuneration for the Executive Directors and the subsequent gains/(losses) as a result of their investment decisions.

				Market		Remuneration		Investment	Net
		Date of	Vesting	price at	Date of			gain/(loss)	gain
2011	Plan	grant	date	vesting	exercise	Year	000	000	000
Sir Andrew Witty	SOP	03.12.02	05.12.05	£14.66	04.11.11	2005	£207	£(64)	£143

Dr Moncef Slaoui	SOP	03.12.02	05.12.05	£14.66	04.11.11	2005	£129	£(40)	£89

Julian Heslop	ShareSave	01.12.09	01.04.11	£12.01	03.05.11	2011	£1	£1	£2
	SOP	02.12.04	03.12.07	£12.94	21.10.11	2007	£106	£62	£168
	SOP	28.10.03	30.10.06	£14.00	22.12.11	2006	£71	£29	£100
									£270

2012
Sir Andrew Witty	ShareSave	01.12.08	01.12.11	£14.07	07.02.12	2011	£5	–	£5

128	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Share Option Plan awards continued

For those options outstanding at 31 December 2011, the earliest and latest vesting and lapse dates for options above and below the market price for a GlaxoSmithKline share or ADS at the year-end are given in the table below.

		Weighted average			Vesting date		Lapse date
Sir Andrew Witty		grant price	Number	earliest	latest	earliest	latest
Total share options and share options below market price at 31 December 2011	vested	£12.49	404,502	21.02.07	01.12.11	01.06.12	20.02.16

		Weighted average			Vesting date		Lapse date
Dr Moncef Slaoui		grant price	Number	earliest	latest	earliest	latest
Shares
Total share options and share options below market price at 31 December 2011	vested	£13.71	95,320	02.12.07	18.02.09	01.12.14	20.02.16

ADS*
Options above market price at year-end:	vested	$56.92	935	28.07.09	20.02.10	27.07.16	19.02.17
Options below market price at year-end:	vested	$44.75	1,100	19.02.11	19.02.11	18.02.18	18.02.18
	unvested	$33.45	160,950	17.02.12	22.02.13	16.02.19	21.02.20
Total ADS options as at 31 December 2011		$33.66	162,985

*	This includes those ADS options held by Dr Moncef Slaoui’s connected person, who is also an employee of GSK.

		Weighted average			Vesting date		Lapse date
Julian Heslop		grant price	Number	earliest	latest	earliest	latest
Total share options and options below market price at 31 December 2011	vested	£14.68	117,117	18.02.09	18.02.09	31.03.13	31.03.13

GSK granted share options to Executive Directors on an annual basis until 2009. The Directors hold these options under the various share option plans referred to in Note 42 to the financial statements, ‘Employee share schemes’. None of the Non-Executive Directors had an interest in any option over the company’s shares.

The highest and lowest closing prices during the year ended 31 December 2011 for GlaxoSmithKline shares and ADS were £14.74 and £11.28 and $45.74 and $36.33 respectively. The market price for a GlaxoSmithKline share on 31 December 2011 was £14.72 (31 December 2010 – £12.40) and for a GlaxoSmithKline ADS was $45.63 (31 December 2010 – $39.22).

The tables below set out, for share options granted in 2008 and 2009, the performance periods, the performance targets and whether or not the options have vested at 31 December 2011 and 9 March 2012.

						Performance target
				Vesting status	Annualised growth	Percentage of
Grant	Footnote	Performance period		at 31 December 2011	in EPS	award vesting
February 2008	a	2008 – 2010		Lapsed	> RPI + 6%	100%
					RPI + 5%	83%
					RPI + 4%	67%
					RPI + 3%	50%
					< RPI + 3%	0%

						Performance target
				Vesting status	Annualised growth	Percentage of
Grant	Footnote	Performance period	at 9 March 2012	at 31 December 2011	in EPS	award vesting
February 2009 – 50% of award	a	2009 – 2011	Lapsed	Unvested	> RPI + 6%	100%
February 2009 – 50% of award		2009 – 2012	Unvested	Unvested	RPI + 5%	85%
					RPI + 4%	65%
					RPI + 3%	30%
					< RPI + 3%	0%

a)	The performance targets for these share options were not met, and as a result they lapsed on the third anniversary of the date of grant

GSK Annual Report 2011	129
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Deferred Annual Bonus Plan awards

Deferred Annual Bonus Plan (DABP) awards are made to Executive Directors annually based on the individual’s voluntary bonus deferral election. The company will match shares or ADS up to one-for-one depending on the company’s performance during a three year performance period. The amount of remuneration receivable in respect of the matching shares or ADS is calculated using the share or ADS price on the date the relevant DABP award vests.

Sir Andrew Witty – Shares	Performance period
	2010-2012	2011-2013	2012-2014
Market price at grant	£12.35	£11.80	£14.12
Unvested at 31 December 2010	24,907	–	–
Granted	–	31,921	–
Dividends reinvested	1,322	759	–
Unvested at 31 December 2011	26,229	32,680	–
Granted	–	–	49,575
Dividends reinvested	300	374	–
Unvested at 9 March 2012	26,529	33,054	49,575

Simon Dingemans – Shares	Performance period
	2012-2014
Market price at grant	£14.12
Unvested at 31 December 2011	–
Granted	29,286
Unvested at 9 March 2012	29,286

Dr Moncef Slaoui – ADS	Performance period
	2011-2013	2012-2014
Market price at grant	$38.22	$44.68
Unvested at 31 December 2010	–	–
Granted	18,756	–
Dividends reinvested	462	–
Unvested at 31 December 2011	19,218	–
Granted	–	19,555
Dividends reinvested	225	–
Unvested at 9 March 2012	19,443	19,555

The following vesting schedules apply to DABP awards made in 2010 and 2011.

2010 – The award vests after three years subject to the relative TSR vesting schedule given for the 2010 PSP award on page 131.

2011 – The award has the same performance period and vesting criteria as for the 2011 PSP award given on page 131.

130	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Performance Share Plan awards

Performance Share Plan (PSP) awards are made to Executive Directors on an annual basis. The Directors hold these awards under the various PSP plans referred to in Note 42 to the financial statements, ‘Employee share schemes’. The amount of remuneration receivable in respect of performance shares is calculated using the share or ADS price on the date the relevant PSP award vests.

Sir Andrew Witty – Shares				Performance period
	2008-2010	2008-2010	2009-2011	2009-2012	2010-2012	2010-2013	2011-2013	2012-2014
Market price at grant	£11.47	£12.21	£10.62	£10.62	£12.04	£12.04	£11.78	£14.12
Unvested at 31 December 2010	254,449	69,311	350,432	150,185	298,047	127,734	–	–
Granted	–	–	–	–	–	–	424,448	–
Dividends reinvested	7,265	1,979	18,526	7,940	15,756	6,753	10,003	–
Vested	(91,601)	(24,952)	–	–	–	–	–	–
Lapsed	(170,113)	(46,338)	–	–	–	–	–	–
Unvested at 31 December 2011	–	–	368,958	158,125	313,803	134,487	434,451	–
Granted			–	–	–	–	–	441,926
Dividends reinvested			11,060	1,814	3,599	1,543	4,984	–
Vested			(266,013)	–	–	–	–	–
Lapsed			(114,005)	–	–	–	–	–
Unvested at 9 March 2012			–	159,939	317,402	136,030	439,435	441,926

Sir Andrew Witty – Vested shares:
Number of shares	91,601	24,952	266,013
Market price at vesting	£11.78	£11.78	£14.05

	000	000	000
Gain:	£1,079	£294
Remuneration for 2010		£1,373
Remuneration for 2011			£3,738

Simon Dingemans – Shares	Performance period
	2011-2013	2012-2014
Market price at grant	£11.78	£14.12
Unvested at 31 December 2010	–	–
Granted	196,095	–
Dividends reinvested	4,621	–
Unvested at 31 December 2011	200,716	–
Granted	–	170,141
Dividends reinvested	2,303	–
Unvested at 9 March 2012	203,019	170,141

Julian Heslop – Shares	Performance period
	2008-2010	2009-2011	2009-2012	2010-2012	2010-2013
Market price at grant	£11.47	£10.62	£10.62	£12.04	£12.04
Unvested at 31 December 2010	118,743	147,182	63,078	125,180	53,648
Dividends reinvested	3,390	7,781	3,334	6,618	2,836
Vested	(42,747)	–	–	–	–
Lapsed	(79,386)	–	–	–	–
Unvested at 31 December 2011	–	154,963	66,412	131,798	56,484
Dividends reinvested		4,645	762	1,512	648
Vested		(111,726)	–	–	–
Lapsed		(47,882)	–	–	–
Unvested at 9 March 2012		–	67,174	133,310	57,132

Julian Heslop – Vested shares:
Number of shares	42,747	111,726
Market price at vesting	£11.78	£14.05

Gain:	000	000
Remuneration for 2010	£504
Remuneration for 2011		£1,570

GSK Annual Report 2011	131
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Performance Share Plan awards continued

Dr Moncef Slaoui – ADS	Performance period
	2008-2010	2009-2011	2009-2012	2010-2012	2010-2013	2011-2013	2012-2014
Market price at grant	$44.75	$33.71	$33.71	$37.32	$37.32	$38.13	$44.68
Unvested at 31 December 2010	78,152	51,395	22,027	93,673	40,146	–	–
Granted	–	–	–	–	–	147,521	–
Dividends reinvested	2,235	2,761	1,183	5,032	2,157	3,604	–
Vested	(28,136)	–	–	–	–	–	–
Lapsed	(52,251)	–	–	–	–	–	–
Unvested at 31 December 2011	–	54,156	23,210	98,705	42,303	151,125	–
Granted		–	–	–	–	–	129,700
Dividends reinvested		1,650	273	1,161	498	1,779	–
Vested		(39,065)	–	–	–	–	–
Lapsed		(16,741)	–	–	–	–	–
Unvested at 9 March 2012		–	23,483	99,866	42,801	152,904	129,700
Dr Moncef Slaoui – Vested ADS:
Number of ADS	28,136	39,065
Market price at vesting	$38.18	$44.87

Gain:	000	000
Remuneration for 2010	$1,074
Remuneration for 2011		$1,753

Under the terms of the PSP, the number of shares or ADS actually vesting is determined following the end of the relevant performance period and is dependent on GSK’s performance during that period. The Committee adjusted the comparator group for relative TSR by removing Schering-Plough and Wyeth following their de-listings during 2009 and revised the vesting schedule accordingly. For outstanding and future awards, relative TSR performance will be measured against the revised comparator group as set out on page 112.

Dividends are reinvested on the performance shares or ADS awarded to Executives throughout the performance period and up to the date of the final award. Under the terms of the PSP, US participants may defer receipt of all or part of their vested awards.

The following vesting schedules apply to PSP awards made in 2009, 2010 and 2011.

			*Business diversification performance vesting schedule
				Maximum performance expressed as
Award	% of award	Performance period	Percentage of award vesting	percentage of threshold
2011	25	2011 – 2013	0% – 100%	114%

			*R&D new product performance vesting schedule
				Maximum performance expressed as
Award	% of award	Performance period	Percentage of award vesting	percentage of threshold
2011	25	2011 – 2013	0% – 100%	122%

			Adjusted free cash flow vesting schedule
Award	% of award	Performance period	Cash flow targets £bn	Percentage of award vesting
2009	40	2009 – 2011	13.5 – 16.0	0% – 100%
2010	40	2010 – 2012	17.3 – 20.5	0% – 100%
2011	25	2011 – 2013	16.2 – 17.2	0% – 100%

			Relative TSR vesting schedule
Award	% of award	Performance period	TSR rank with 10 other companies	Percentage of award vesting
2009	30	2009 – 2011	1	100%
	30	2009 – 2012	2	100%
2010	30	2010 – 2012	3	100%
	30	2010 – 2013	4	80%
2011	25	2011 – 2013	5	55%
			Median	30%
			Below median	0%

*	Due to commercial sensitivity, the targets for business diversification performance and R&D new product performance measures will be disclosed along with outcomes in the 2013 Remuneration Report.

132	GSK Annual Report 2011

Governance & remuneration	Remuneration report continued

Share Value Plan awards

Dr Moncef Slaoui – ADS

Plan year	Market price on date of grant	Unvested at 31 December 2010	Granted	Vested	Unvested at 31 December 2011	Vested	Unvested at 9 March 2012
2008	$44.75	640	–	(640)	–	–	–
2009	$33.42	640	–	–	640	(640)	–
2010	$37.32	640	–	–	640	–	640
2011	$38.13	–	2,450	–	2,450	–	2,450

As an Executive Director, Dr Moncef Slaoui is not eligible to receive awards under the Share Value Plan. The awards shown above reflect the holdings of Dr Moncef Slaoui’s connected person, who is also an employee of GSK. The awards are subject to three-year vesting periods and vesting is contingent on continued employment with GSK. The gains arising on vesting are not included in the total remuneration for Dr Moncef Slaoui as set out on page 124.

Pension benefits

The accrued annual pension benefits and transfer values on retirement for Executive Directors in office during the year are set out below.

The Companies Act 2006 requires disclosure of the accrued benefit at the end of the year, the change in accrued benefit over the year, the transfer value at both the beginning and end of the year and the change in the transfer value over the year. The FSA’s Listing Rules require additional disclosure of the change in the accrued benefit, net of inflation and the transfer value of this change. Pensions for the Executive Directors have been disclosed in the currency in which the pension is payable.

	Accrued benefit at 31 December 2010	Accrued benefit at 31 December 2011	**Change in accrued benefit over year	Personal contributions made during the year	Transfer value at 31 December 2010	Transfer value at 31 December 2011	*Change in transfer value	Change in accrued benefit over year net of inflation	*Transfer value of change in accrued benefit net of inflation
Executive Directors	000	000	000	000	000	000	000	000	000
Sir Andrew Witty	£497	£530	£33	£30	£9,651	£12,950	£3,269	£10	£234
Dr Moncef Slaoui	$230	$263	$33	n/a	$1,518	$2,003	$485	$25	$193
Dr Moncef Slaoui	€65	€71	€6	n/a	€689	€732	€43	€4	€38
Julian Heslop	£222	£227	£5	£4	£5,308	£7,966	£2,654	£5	£143
*	These are shown net of contributions made by the individual.
**	The change in accrued benefit shown for Julian Heslop excludes the impact of inflation.

Sir Andrew Witty and Julian Heslop participate in the Glaxo Wellcome final salary plan with an accrual rate of 1/30th of final pensionable salary per annum. In 2000, all benefits accrued under the Glaxo Wellcome UK pension arrangements were augmented by the Trustees of the plans by 5% to reflect a distribution of surplus. This augmentation will apply to that element of Sir Andrew Witty’s and Julian Heslop’s pension earnings before 31 March 2000.

The transfer values for Sir Andrew Witty and Julian Heslop are calculated in accordance with pensions’ regulation and represent the present value of potential payments under the pension plan. The conditions underlying the calculation have changed, in particular the yields on index-linked gilts, and these changes have increased the transfer values by £2,122,616 (65% of increase) for Sir Andrew Witty and £1,167,538 (44% of increase) for Julian Heslop. The remaining increases in their transfer values are, for both, the result of the increased valuation of the pension benefit accrued in the period, for Sir Andrew Witty, the reduced period of service to the assumed retirement age and, for Julian Heslop, his early retirement on 31 March 2011.

Simon Dingemans joined GSK in January 2011. He is not accumulating benefits in any of GSK’s pension plans and receives a cash contribution in lieu of a money purchase pension contribution.

Dr Moncef Slaoui is a member of the US Executive Cash Balance Pension Plan. The plan provides for an Executive Pension Credit, under which GSK makes annual contributions calculated as a percentage of the executive’s base salary. GSK makes contributions at 38% of base pay. The fund increases at an interest rate set annually in advance, based on the 30 year US Treasury bond rate, to provide a cash sum at retirement. The plan has no entitlement to a spouse’s pension or to pension increases.

The transfer value, or cash sum, has increased by $484,791 for Dr Moncef Slaoui over the year as a result of further accumulation of interest and contributions paid by the company.

Dr Moncef Slaoui was an active participant in the Belgium Fortis Plan until 31 May 2006. This plan is a defined benefit plan with a lump sum payable at normal retirement, which is age 60 for the plan. The transfer value, or cash sum, of Dr Moncef Slaoui’s plan has increased by €43,013 over the year as a result of further accumulation of interest.

GSK Annual Report 2011	133
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Dr Moncef Slaoui is a member of the US Retirement Savings Plan, a 401k savings scheme open to all US employees and the Executive Supplemental Savings Plan, a savings scheme open to executives to accrue benefits above US government limits imposed on the Retirement Savings Plan. Contributions to both plans are invested in a range of funds and the value of the accumulated funds is paid at retirement.

During 2011, contributions of $122,450 (£76,056) were paid into these two schemes by GSK in respect of Dr Moncef Slaoui.

Directors’ interests in contracts

Except as described in Note 35 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or connected person had any material interest in any contract of significance with a Group company.

Directors and Senior Management

Further information is provided on compensation and interests of Directors and Senior Management as a group (‘the group’). For this purpose, the group is defined as the Non-Executive and Executive Directors, other members of the CET and the Company Secretary. For the financial year 2011, the total compensation paid to members of the group for the periods during which they served in that capacity was £24,390,535, the aggregate increase in accrued pension benefits, net of inflation, was £820,847 and the aggregate payment to defined contribution schemes was £666,224.

During 2011, the members of the group were awarded 63,090 shares and 34,799 ADS under the Deferred Annual Bonus Plan, 1,482,920 shares and 389,088 ADS under the Performance Share Plan, and 10,050 shares and 2,450 ADS under the Share Value Plan. No options were granted to members of the group under the Share Option Plan in 2011. No notional shares or ADS were granted under the Deferred Investment Award Plan in 2011. Members of the group were awarded, through the reinvestment of dividends, 173,842 shares and 50,214 ADS in the Performance Share Plan, 2,818 shares and 855 ADS in the Deferred Annual Bonus Plan and 7,390 notional shares in the Deferred Investment Award Plan.

At 2 March 2012, the group (comprising 32 persons) owned 1,455,671 shares and 305,139 ADS, constituting less than 1% of the issued share capital of the company. The group also held, at that date: options to purchase 3,006,151 shares and 450,253 ADS; 3,441,501 shares and 910,171 ADS awarded under the Performance Share Plan, including those shares and ADS that are vested and deferred; 1,421 vested and deferred ADS under the legacy SmithKline Beecham Mid-Term Incentive Plan; 26,607 shares and 3,090 ADS awarded under the Share Value Plan; 91,853 shares and 36,071 ADS under the Deferred Annual Bonus Plan and 127,596 notional shares awarded under the Deferred Investment Award Plan. These holdings were issued under the various executive share plans described in Note 42 to the financial statements, ‘Employee share schemes’.

Basis of preparation

The Remuneration Report has been prepared in accordance with the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the Regulations) and meets the relevant requirements of the FSA Listing Rules. In accordance with the Regulations, the following sections of the Remuneration Report are subject to audit: Directors’ emoluments and total remuneration, Non-Executive Directors’ fees, Long-Term Incentive plans (including Share Option Plan awards, Deferred Annual Bonus Plan awards, Performance Share Plan awards and Share Value Plan awards) and Pension benefits for which the opinion thereon is expressed on page 135. The remaining sections are not subject to audit nor are the pages referred to from within the audited sections. The Remuneration Report has been approved by the Board of Directors and signed on its behalf by

Sir Crispin Davis

Remuneration Committee Chairman

9 March 2012

134	GSK Annual Report 2011

Financial statements
Directors’ statement of responsibilities

Directors’ statement of responsibilities in relation to the Group financial statements

The Directors are responsible for preparing the Annual Report, the Remuneration Report and the Group financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. In preparing the Group financial statements, the Directors have also elected to comply with IFRS, as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the Group financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•

state that the Group financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB, subject to any material departures disclosed and explained in the Group financial statements.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration Report comply with the Companies Act 2006 and Article 4 of the lAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Group financial statements for the year ended 31 December 2011, comprising principal statements and supporting notes, are set out in ‘Financial statements’ on pages 136 to 221 of this report. The responsibilities of the auditors in relation to the Group financial statements are set out in the Independent Auditors’ report on page 135.

The Group financial statements for the year ended 31 December 2011 are included in the Annual Report, which is published in hard-copy printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2011 confirms that, to the best of his or her knowledge:

•

the Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

•

the Business review on pages 1 to 77 includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

The Directors in office at the date of this Report have each confirmed that:

•	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

•

he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern basis

The Business review on pages 1 to 77 contains information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 41 to the financial statements, ‘Financial instruments and related disclosures’. After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control

The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this report and up to the date of its approval by the Board of Directors.

The UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 82 to 105, and has complied with its provisions except as disclosed on page 84. As required by the Financial Services Authority’s Listing Rules, the auditors have considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Annual Report

The Annual Report for the year ended 31 December 2011, comprising the Report of the Directors, the Remuneration Report, the Financial statements and additional information for investors, has been approved by the Board of Directors and signed on its behalf by

Sir Christopher Gent

Chairman

9 March 2012

GSK Annual Report 2011	135
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Independent Auditors’ report

to the members of GlaxoSmithKline plc

We have audited the Group financial statements of GlaxoSmithKline plc for the year ended 31 December 2011 which comprise the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated balance sheet, the Consolidated statement of changes in equity, the Consolidated cash flow statement, and the related notes 1-44. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ statement of responsibilities set out on page 134, the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the Group financial statements:

•	give a true and fair view of the state of the Group’s affairs as at 31 December 2011 and of its profit and cash flows for the year then ended;

•	have been properly prepared in accordance with IFRS as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the Group financial statements comply with IFRS as issued by the IASB.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the directors’ statement, set out on page 134, in relation to going concern;

•	the part of the Corporate Governance Statement relating to the company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and

•	certain elements of the report to shareholders by the Board on directors’ remuneration.

Other matters

We have reported separately on the parent company financial statements of GlaxoSmithKline plc for the year ended 31 December 2011 and on the information in the Directors’ Remuneration Report that is described as having been audited.

The Company has passed a resolution in accordance with section 506 of the Companies Act 2006 that the senior statutory auditor’s name should not be stated.

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

9 March 2012

136	GSK Annual Report 2011

Financial statements	Financial statements

Consolidated income statement for the year ended 31 December 2011

				2011
	Notes	Results before major restructuring £m	Major restructuring £m	Total £m
Turnover	6	27,387	–	27,387
Cost of sales		(7,259)	(73)	(7,332)
Gross profit		20,128	(73)	20,055
Selling, general and administration		(8,429)	(397)	(8,826)
Research and development		(3,912)	(97)	(4,009)
Other operating income	8	610	(23)	587
Operating profit	9	8,397	(590)	7,807

Finance income	11	90	–	90
Finance costs	12	(797)	(2)	(799)
Profit on disposal of interest in associates		585	–	585
Share of after tax profits of associates and joint ventures	13	15	–	15
Profit before taxation		8,290	(592)	7,698

Taxation	14	(2,354)	114	(2,240)

Profit after taxation for the year		5,936	(478)	5,458
Profit attributable to non-controlling interests		197	–	197
Profit attributable to shareholders		5,739	(478)	5,261
		5,936	(478)	5,458

Basic earnings per share (pence)	15			104.6p
Diluted earnings per share (pence)	15			103.2p

The calculation of ‘Results before major restructuring’ is described in Note 1, ‘Presentation of the financial statements’.

Consolidated statement of comprehensive income for the year ended 31 December 2011

2011 £m
Profit for the year	5,458

Exchange movements on overseas net assets and net investment hedges	(299)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(1)
Tax on exchange movements	–
Fair value movements on available-for-sale investments	(20)
Deferred tax on fair value movements on available-for-sale investments	23
Reclassification of fair value movements on available-for-sale investments	(29)
Deferred tax reversed on reclassification of available-for-sale investments	–
Fair value movements on cash flow hedges	–
Deferred tax on fair value movements on cash flow hedges	–
Reclassification of cash flow hedges to income statement	1
Fair value movement on subsidiary acquisition	–
Cash flow hedge reclassified to goodwill	–
Actuarial losses on defined benefit plans	(969)
Deferred tax on actuarial movements in defined benefit plans	268
Share of other comprehensive expense of associates and joint ventures	(8)
Other comprehensive (expense)/income for the year	(1,034)

Total comprehensive income for the year	4,424

Total comprehensive income for the year attributable to:
Shareholders	4,271
Non-controlling interests	153
Total comprehensive income for the year	4,424

GSK Annual Report 2011	137
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

2010						2009
Results before major restructuring £m	Major restructuring £m	Total £m		Results before major restructuring £m	Major restructuring £m	Total £m
28,392	–	28,392		28,368	–	28,368
(7,405)	(187)	(7,592)		(7,095)	(285)	(7,380)
20,987	(187)	20,800		21,273	(285)	20,988
(12,388)	(665)	(13,053)		(9,200)	(392)	(9,592)
(3,964)	(493)	(4,457)		(3,951)	(155)	(4,106)
493	–	493		1,135	–	1,135
5,128	(1,345)	3,783		9,257	(832)	8,425

116	–	116		70	–	70
(828)	(3)	(831)		(780)	(3)	(783)
8	–	8		115	–	115
81	–	81		64	–	64
4,505	(1,348)	3,157		8,726	(835)	7,891

(1,544)	240	(1,304)		(2,443)	221	(2,222)

2,961	(1,108)	1,853		6,283	(614)	5,669
219	–	219		138	–	138
2,742	(1,108)	1,634		6,145	(614)	5,531
2,961	(1,108)	1,853		6,283	(614)	5,669

		32.1	p			109.1p
		31.9	p			108.2p

		2010 £m				2009 £m
		1,853				5,669

		166				(194)
		(2)				(44)
		–				19
		94				42
		(25)				(24)
		1				–
		(3)				13
		(8)				(6)
		1				2
		3				1
		–				(6)
		6				–
		(1)				(659)
		1				183
		–				–
		233				(673)

		2,086				4,996

		1,847				4,895
		239				101
		2,086				4,996

138	GSK Annual Report 2011

Financial statements	Financial statements continued

Consolidated balance sheet as at 31 December 2011

	Notes	2011 £m	2010 £m
Non-current assets
Property, plant and equipment	17	8,748	9,045
Goodwill	18	3,754	3,606
Other intangible assets	19	7,802	8,532
Investments in associates and joint ventures	20	560	1,081
Other investments	21	590	711
Deferred tax assets	14	2,849	2,566
Derivative financial instruments	41	85	97
Other non-current assets	22	525	556
Total non-current assets		24,913	26,194

Current assets
Inventories	23	3,873	3,837
Current tax recoverable	14	85	56
Trade and other receivables	24	5,576	5,793
Derivative financial instruments	41	70	93
Liquid investments	32	184	184
Cash and cash equivalents	25	5,714	6,057
Assets held for sale	26	665	16
Total current assets		16,167	16,036
Total assets		41,080	42,230

Current liabilities
Short-term borrowings	32	(2,698)	(291)
Trade and other payables	27	(7,359)	(6,888)
Derivative financial instruments	41	(175)	(188)
Current tax payable	14	(1,643)	(1,047)
Short-term provisions	29	(3,135)	(4,380)
Total current liabilities		(15,010)	(12,794)

Non-current liabilities
Long-term borrowings	32	(12,203)	(14,809)
Deferred tax liabilities	14	(822)	(707)
Pensions and other post-employment benefits	28	(3,091)	(2,672)
Other provisions	29	(499)	(904)
Derivative financial instruments	41	(2)	(5)
Other non-current liabilities	30	(626)	(594)
Total non-current liabilities		(17,243)	(19,691)
Total liabilities		(32,253)	(32,485)
Net assets		8,827	9,745

Equity
Share capital	33	1,387	1,418
Share premium account	33	1,673	1,428
Retained earnings	34	3,370	4,779
Other reserves	34	1,602	1,262
Shareholders’ equity		8,032	8,887
Non-controlling interests		795	858
Total equity		8,827	9,745

Approved by the Board on 9 March 2012

Sir Christopher Gent

Chairman

GSK Annual Report 2011	139
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Consolidated statement of changes in equity for the year ended 31 December 2011

	Shareholders’ equity
	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Total £m	Non- controlling interests £m	Total equity £m
At 1 January 2009 Profit for the year Other comprehensive (expense)/income for the year	1,415 – –	1,326 – –	4,622 5,531 (663)	568 – 27	7,931 5,531 (636)	387 138 (37)	8,318 5,669 (673)
Total comprehensive income for the year	–	–	4,868	27	4,895	101	4,996
Distributions to non-controlling interests	–	–	–	–	–	(89)	(89)
Changes in non-controlling interests	–	–	–	–	–	338	338
Put option over non-controlling interest	–	–	–	(2)	(2)	–	(2)
Dividends to shareholders	–	–	(3,003)	–	(3,003)	–	(3,003)
Ordinary shares issued	1	42	–	–	43	–	43
Ordinary shares acquired by ESOP Trusts	–	–	–	(57)	(57)	–	(57)
Ordinary shares transferred by ESOP Trusts	–	–	–	13	13	–	13
Write-down of shares held by ESOP Trusts	–	–	(351)	351	–	–	–
Share-based incentive plans	–	–	171	–	171	–	171
Tax on share-based incentive plans	–	–	14	–	14	–	14
At 31 December 2009	1,416	1,368	6,321	900	10,005	737	10,742
Profit for the year	–	–	1,634	–	1,634	219	1,853
Other comprehensive income for the year	–	–	144	69	213	20	233
Total comprehensive income for the year	–	–	1,778	69	1,847	239	2,086
Distributions to non-controlling interests	–	–	–	–	–	(118)	(118)
Dividends to shareholders	–	–	(3,205)	–	(3,205)	–	(3,205)
Ordinary shares issued	2	60	–	–	62	–	62
Ordinary shares acquired by ESOP Trusts	–	–	–	(16)	(16)	–	(16)
Ordinary shares transferred by ESOP Trusts	–	–	–	17	17	–	17
Write-down of shares held by ESOP Trusts	–	–	(292)	292	–	–	–
Share-based incentive plans	–	–	175	–	175	–	175
Tax on share-based incentive plans	–	–	2	–	2	–	2
At 31 December 2010	1,418	1,428	4,779	1,262	8,887	858	9,745
Profit for the year	–	–	5,261	–	5,261	197	5,458
Other comprehensive expense for the year	–	–	(969)	(21)	(990)	(44)	(1,034)
Total comprehensive income for the year	–	–	4,292	(21)	4,271	153	4,424
Distributions to non-controlling interests	–	–	–	–	–	(234)	(234)
Dividends to shareholders	–	–	(3,406)	–	(3,406)	–	(3,406)
Changes in non-controlling interests	–	–	–	–	–	18	18
Forward contract relating to non-controlling interest	–	–	–	(29)	(29)	–	(29)
Ordinary shares issued	5	245	–	–	250	–	250
Ordinary shares purchased and cancelled or held as Treasury shares	(36)	–	(2,191)	36	(2,191)	–	(2,191)
Ordinary shares acquired by ESOP Trusts	–	–	–	(36)	(36)	–	(36)
Ordinary shares transferred by ESOP Trusts	–	–	–	45	45	–	45
Write-down of shares held by ESOP Trusts	–	–	(345)	345	–	–	–
Share-based incentive plans	–	–	191	–	191	–	191
Tax on share-based incentive plans	–	–	50	–	50	–	50
At 31 December 2011	1,387	1,673	3,370	1,602	8,032	795	8,827

140	GSK Annual Report 2011

Financial statements	Financial statements continued

Consolidated cash flow statement for the year ended 31 December 2011

	Notes	2011 £m	2010 £m	2009 £m
Cash flow from operating activities
Profit after taxation for the year		5,458	1,853	5,669
Adjustments reconciling profit after tax to operating cash flows	36	2,255	6,778	3,876
Cash generated from operations		7,713	8,631	9,545
Taxation paid		(1,463)	(1,834)	(1,704)
Net cash inflow from operating activities		6,250	6,797	7,841

Cash flow from investing activities
Purchase of property, plant and equipment		(923)	(1,014)	(1,418)
Proceeds from sale of property, plant and equipment		100	92	48
Purchase of intangible assets		(405)	(621)	(455)
Proceeds from sale of intangible assets		237	126	356
Purchase of equity investments		(76)	(279)	(154)
Proceeds from sale of equity investments		68	27	59
Purchase of businesses, net of cash acquired	38	(264)	(354)	(2,792)
Investments in associates and joint ventures	38	(35)	(61)	(29)
Proceeds from disposal of subsidiary and interest in associate		1,034	–	178
Decrease in liquid investments		30	91	87
Interest received		97	107	90
Dividends from associates and joint ventures		25	18	17
Net cash outflow from investing activities		(112)	(1,868)	(4,013)

Cash flow from financing activities
Proceeds from own shares for employee share options		45	17	13
Shares acquired by ESOP Trusts		(36)	(16)	(57)
Issue of share capital	33	250	62	43
Purchase of own shares for cancellation or to be held as Treasury shares		(2,191)	–	–
Increase in long-term loans		–	–	1,358
Increase in short-term loans		45	6	646
Repayment of short-term loans		(8)	(1,296)	(748)
Net repayment of obligations under finance leases		(38)	(45)	(48)
Interest paid		(769)	(775)	(780)
Dividends paid to shareholders		(3,406)	(3,205)	(3,003)
Distributions to non-controlling interests		(234)	(118)	(89)
Other financing cash flows		110	(201)	(109)
Net cash outflow from financing activities		(6,232)	(5,571)	(2,774)

(Decrease)/increase in cash and bank overdrafts	37	(94)	(642)	1,054

Exchange adjustments		(108)	81	(158)
Cash and bank overdrafts at beginning of year		5,807	6,368	5,472
Cash and bank overdrafts at end of year		5,605	5,807	6,368

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents		5,714	6,057	6,545
Overdrafts		(109)	(250)	(177)
		5,605	5,807	6,368

Notes to the financial statements

GSK Annual Report 2011	141
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

1	Presentation of the financial statements

Description of business

GlaxoSmithKline is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products including vaccines, Over-the-counter (OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, anti-virals including HIV, central nervous system, cardiovascular and urogenital, metabolic, anti-bacterials, oncology and emesis, vaccines and dermatologicals.

Compliance with applicable law and IFRS

The financial statements have been prepared in accordance with the Companies Act 2006, Article 4 of the IAS Regulation and International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) and related interpretations, as adopted by the European Union.

The financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board.

Composition of financial statements

The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

•	Consolidated income statement

•	Consolidated statement of comprehensive income

•	Consolidated balance sheet

•	Consolidated statement of changes in equity

•	Consolidated cash flow statement

•	Notes to the financial statements.

Accounting convention

The financial statements have been prepared using the historical cost convention, as modified by the revaluation of certain items, as stated in the accounting policies.

Financial period

These financial statements cover the financial year from 1 January to 31 December 2011, with comparative figures for the financial years from 1 January to 31 December 2010 and, where appropriate, from 1 January to 31 December 2009.

Composition of the Group

A list of the subsidiary and associated undertakings which, in the opinion of the Directors, principally affected the amount of profit or the net assets of the Group is given in Note 43, ‘Principal Group companies’.

Presentation of restructuring costs

In October 2007, the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme.

A second formal plan, representing a significant expansion of the Operational Excellence programme, was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. Further savings have been identified during the year and with an estimated total cost increased to approximately £4.85 billion, the expanded programme is now expected to deliver annual pre-tax savings of approximately £2.8 billion by the time it is substantially complete in 2014. Given the extent and cost of the Operational Excellence programme, management believes it has a material impact on GSK’s operating results and on the manner in which GSK’s business is conducted. GSK presents the restructuring costs incurred solely as a direct result of the Operational Excellence programme in a separate column in the income statement titled ‘Major restructuring’.

In addition to the restructuring costs of the Operational Excellence programme, the major restructuring column in the income statement includes restructuring costs incurred solely as a direct result of any restructuring programmes that follow, and relate to, material acquisitions where the operations of the acquired business overlap extensively with GSK’s existing operations. The restructuring activities that follow, and relate to such acquisitions, are of the same nature as those undertaken under the Operational Excellence programme and are also carried out following a detailed formal plan. Management therefore considers it appropriate to present the costs of these restructuring activities in the same manner. The $1.65 billion (£814 million) acquisition of Reliant Pharmaceuticals in December 2007 and the $3.6 billion (£2.2 billion) acquisition of Stiefel Laboratories in July 2009 are the only acquisitions since October 2007 that meet the criteria set out above and are the only acquisitions where the costs incurred as a direct result of a related restructuring programme have been included within the major restructuring column.

The Group’s results before the costs of the Operational Excellence programme and acquisition-related restructuring programmes meeting the criteria described above are also presented in a separate column in the income statement and are described as ‘Results before major restructuring’. This presentation has been adopted to show clearly the Group’s results both before and after the costs of these restructuring programmes. Management believes that this presentation assists investors in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value. This presentation is also consistent with the way management assessed the Group’s financial performance in 2011.

142	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

1	Presentation of the financial statements continued

Any restructuring costs that do not arise solely as a direct result of the Operational Excellence programme and restructuring programmes following, and relating to, acquisitions meeting the criteria described above continue to be reported in operating expenses within results before major restructuring.

Accounting principles and policies

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Key accounting judgements and estimates’. Where appropriate, comparative figures are reclassified to ensure a consistent presentation with current year information.

Implementation of new accounting standards

With effect from 1 January 2011, GSK has implemented an amendment to IAS 32 ‘Financial instruments: Presentation – Classification of rights issues’ and IAS 24 (Revised) ‘Related party disclosures’ and minor amendments to a number of other accounting standards. These revisions had no material impact on the current period.

Parent company financial statements

The financial statements of the parent company, GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 218 and the accounting policies are given on page 219.

2	Accounting principles and policies

Consolidation

The consolidated financial statements include:

•	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

•	the Group’s share of the results and net assets of associates and joint ventures.

The financial statements of entities consolidated are made up to 31 December each year.

Entities over which the Group has the power to govern the financial and operating policies are accounted for as subsidiaries. Where the Group has the ability to exercise joint control, the entities are accounted for as joint ventures, and where the Group has the ability to exercise significant influence, they are accounted for as associates. The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting.

Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated from the date control ceases.

Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures and associates is also deferred until the products are sold to third parties. Transactions with non-controlling interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.

Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.

Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.

Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. The costs of acquisition are charged to the income statement in the period in which they are incurred.

Where not all of the equity of a subsidiary is acquired the non-controlling interest is recognised either at fair value or at the non-controlling interest’s share of the net assets of the subsidiary, on a case-by-case basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.

GSK Annual Report 2011	143
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

2	Accounting principles and policies continued

Foreign currency translation

Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.

On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange.

Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity.

When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.

Revenue

Revenue is recognised in the income statement when goods or services are supplied or made available to external customers against orders received, title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Turnover represents net invoice value after the deduction of discounts and allowances given and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Value added tax and other sales taxes are excluded from revenue.

Where the Group co-promotes a product and the third party records the sale, the Group records its share of revenue as co-promotion income within turnover. The nature of co-promotion activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion revenue of £221 million (2010 – £294 million; 2009 – £439 million).

Royalty income is recognised in other operating income on an accruals basis in accordance with the terms of the relevant licensing agreements.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up costs between validation and the achievement of normal production are expensed as incurred. Advertising and promotion expenditure is charged to the income statement as incurred. Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.

Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development

Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.

Environmental expenditure

Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site basis when it can be reliably estimated. This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up obligation. Recoveries of reimbursements are recorded as assets when virtually certain.

Legal and other disputes

Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In addition, provision is made for legal or other expenses arising from claims received or other disputes. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate.

The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included but no provision would be made. Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.

144	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

2	Accounting principles and policies continued

Pensions and other post-employment benefits

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

Pension scheme assets are measured at fair value at the balance sheet date. Actuarial gains and losses, differences between the expected and actual returns of assets and the effect of changes in actuarial assumptions, are recognised in the statement of comprehensive income in the year in which they arise.

The Group’s contributions to defined contribution plans are charged to the income statement as incurred. The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries.

Employee share plans

Incentives in the form of shares are provided to employees under share option and share award schemes.

The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

The Group provides finance to ESOP Trusts to purchase company shares on the open market to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.

Property, plant and equipment

Property, plant and equipment (PP&E) is stated at the cost of purchase or construction less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.

Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted, annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years
Leasehold land and buildings	Lease term or 20 to 50 years
Plant and machinery	10 to 20 years
Fixtures and equipment	3 to 10 years

On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

Leases

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in PP&E or computer software and the capital elements of the leasing commitments are shown as obligations under finance leases. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement. All other leases are operating leases and the rental costs are charged to the income statement on a straight-line basis over the lease term.

Goodwill

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment annually.

Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.

Other intangible assets

Intangible assets are stated at cost less provisions for amortisation and impairments.

Licences, patents, know-how and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually. Contingent milestone payments are recognised at the point that the contingent event becomes certain. Any development costs incurred by the Group and associated with acquired licences, patents, know-how or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.

Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of upto 20 years, except where it is considered that the useful economic life is indefinite.

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years.

GSK Annual Report 2011	145
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

2	Accounting principles and policies continued

Impairment of non-current assets

The carrying values of all non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.

Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.

Investments in associates and joint ventures

Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses together with any goodwill arising on the acquisition.

Available-for-sale investments

Liquid investments and other investments are classified as available-for-sale investments and are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in other comprehensive income. Impairments arising from the significant or prolonged decline in fair value of an equity investment reduce the carrying amount of the asset directly and are charged to the income statement.

On disposal or impairment of the investments, any gains and losses that have been deferred in other comprehensive income are reclassified to the income statement. Dividends on equity investments are recognised in the income statement when the Group’s right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Purchases and sales of equity investments are accounted for on the trade date and purchases and sales of other available-for-sale investments are accounted for on settlement date.

Inventories

Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis. Pre-launch inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.

Trade receivables

Trade receivables are carried at original invoice amount less any provisions for doubtful debts. Provisions are made where there is evidence of a risk of non-payment, taking into account ageing, previous experience and general economic conditions. When a trade receivable is determined to be uncollectable it is written off, firstly against any provision available and then to the income statement.

Subsequent recoveries of amounts previously provided for are credited to the income statement. Long-term receivables are discounted where the effect is material.

Trade payables

Trade payables are initially recognised at fair value and then held at amortised cost which equates to nominal value. Long-term payables are discounted where the effect is material.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions and highly liquid investments generally with maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date. Deferred tax liabilities and assets are not discounted.

146	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

2	Accounting principles and policies continued

Derivative financial instruments and hedging

Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are classified as held-for-trading and are carried in the balance sheet at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.

Net investment hedges are accounted for in a similar way to cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Discounting

Where the time effect of money is material, balances are discounted to current values using appropriate rates of interest. The unwinding of the discounts is recorded in finance income and finance costs.

3	Key accounting judgements and estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the key accounting judgements and estimates made.

Turnover

Revenue is recognised when title and risk of loss is passed to the customer, reliable estimates can be made of relevant deductions and all relevant obligations have been fulfilled, such that the earnings process is regarded as being complete.

Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix.

The level of accrual is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally generated information. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Taxation

Current tax is provided at the amounts expected to be paid, and deferred tax is provided on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised, based on management’s assumptions relating to the amounts and timing of future taxable profits. Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’. A 1 % change in the Group’s effective tax rate in 2011 would have changed the total tax charge for the year by approximately £77 million.

The Group has open tax issues with a number of revenue authorities. Where an outflow of funds is believed to be probable and a reliable estimate of the outcome of the dispute can be made, management provides for its best estimate of the liability. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as new facts emerge and each dispute progresses. Details relating to significant unresolved disputes are set out in Note 14, ‘Taxation’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.

Legal and other disputes

GSK provides for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgmental and could change substantially over time as new facts emerge and each dispute progresses. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 44, ‘Legal proceedings’.

GSK Annual Report 2011	147
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

3	Key accounting judgements and estimates continued

The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. The Group may become involved in legal proceedings, in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included, but no provision would be made and no contingent liability can be quantified. At 31 December 2011 provisions for legal and other disputes amounted to £2.8 billion (2010 – £4.0 billion).

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.

Property, plant and equipment

As set out in Note 17, ‘Property, plant and equipment’ the carrying values of property, plant and equipment are tested for impairment when there is an indication that the values of the assets might be impaired. Impairment is determined by reference to the higher of fair value less costs to sell and value in use, measured by assessing risk-adjusted future cash flows over the estimated useful life of the asset, discounted using appropriate interest rates. The ranges of estimated useful lives applied for each category of property, plant and equipment are set out in Note 2, ‘Accounting principles and policies’. The assumptions relating to future cash flows, estimated useful lives and discount rates are based on business forecasts and are therefore inherently judgemental. Given the large number of individual items of property, plant and equipment, it is not considered likely that a reasonably possible change in the assumptions applied in the impairment test of any one item would lead to a material adverse effect on the future results of the Group. However, future events could cause the assumptions used in these impairment tests to change, with a consequent adverse effect on the future results of the Group.

Goodwill

Goodwill arising on business combinations is capitalised and allocated to an appropriate cash generating unit. It is deemed to have an indefinite life and so is not amortised.

Annual impairment tests of the relevant cash generating units are performed. Impairment tests are based on established market multiples or risk-adjusted future cash flows discounted using appropriate interest rates. The assumptions used in these impairment tests are set out in Note 18, ‘Goodwill’.

In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill. The assumptions relating to future cash flows and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment tests to change with a consequent adverse effect on the future results of the Group.

Other intangible assets

Where intangible assets are acquired by GSK from third parties the costs of acquisition are capitalised. Licences to compounds in development are amortised from the point at which they are available for use, over their estimated useful lives, which may include periods of non-exclusivity. Estimated useful lives are reviewed annually and impairment tests are undertaken if events occur which call into question the carrying values of the assets. Brands acquired with businesses are capitalised independently where they are separable and have an expected life of more than one year. Brands are amortised on a straight-line basis over their estimated useful lives, not exceeding 20 years, except where the end of the useful economic life cannot be foreseen. Where brands are not amortised, they are subject to annual impairment tests.

Both initial valuations and valuations for subsequent impairment tests are based on established market multiples or risk-adjusted future cash flows over the estimated useful life of the asset, where limited, discounted using appropriate interest rates as set out in Note 19, ‘Other intangible assets’. The assumptions relating to future cash flows, estimated useful lives and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these impairment reviews to change with a consequent adverse effect on the future results of the Group.

Pensions and other post-employment benefits

The costs of providing pensions and other post-employment benefits are charged to the income statement in accordance with IAS 19 ‘Employee benefits’ over the period during which benefit is derived from the employee’s services. The costs are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long term rates of return on assets and mortality rates, and are disclosed in Note 28, ‘Pensions and other post-employment benefits’.

The expected long term rates of return on bonds are determined based on the portfolio mix of index-linked, government and corporate bonds. An equity risk premium is added to this for equities.

Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Sensitivity analysis is provided in Note 28, ‘Pensions and other post-employment benefits’, but a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £500 million but no increase in the annual pension cost. The selection of different assumptions could affect the future results of the Group.

148	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

4	New accounting requirements

The following new and amended accounting standards and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although, in their current forms, none is expected to have a material impact on the results or financial position of the Group.

An amendment to IFRS 7 ‘Disclosures – Transfers of financial assets’ was issued in October 2010 and will be implemented by GSK from 1 January 2012. The amendment requires additional disclosures regarding the risk exposures relating to transfers of financial assets.

The lASB’s annual improvements project was published in May 2010 and most of the changes are effective from 1 January 2011. The project makes minor amendments to a number of Standards in areas including consolidation, business combinations and financial instruments.

The following new standards and interpretations have not yet been endorsed by the EU:

An amendment to IAS 12 ‘Deferred tax: recovery of underlying assets’ was issued in December 2010 and will be implemented by GSK from 1 January 2012. The amendment requires that the deferred tax on non-depreciable assets measured using the revaluation model should be calculated on a sale basis.

IFRS 10 ‘Consolidated financial statements’ was issued in May 2011 and replaces the parts of IAS 27 ‘Separate financial statements’ that previously dealt with consolidated financial statements and SIC 12 ‘Consolidation – Special purpose entities’. It will be implemented by GSK from 1 January 2013. The Standard uses control as the single basis for determining whether or not an entity should be consolidated.

IFRS 11 ‘Joint arrangements’ was issued in May 2011 and will be implemented by GSK from 1 January 2013. The Standard requires an entity to report its share of assets, liabilities revenue and expenses of a joint operation in its financial statements and to apply the equity method of accounting to joint ventures in its consolidated financial statements.

IFRS 12 ‘Disclosures of interests in other entities’ was issued in May 2011 and will be implemented by GSK from 1 January 2013. The Standard requires disclosures related to the financial effects of and risks associated with an entity’s investments in subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 ‘Fair value measurement’ was issued in May 2011 and will be implemented by GSK from 1 January 2013. The Standard provides guidance on fair value measurement and introduces consistent disclosure requirements for those situations where another standard permits or requires fair value measurement.

An amendment to IAS 1 ‘Presentation of items of other comprehensive income’ was issued in June 2011 and will be implemented by GSK from 1 January 2013. This amendment changes some of the required disclosures in the financial statements, particularly in respect of the statement of comprehensive income.

An amendment to IAS 19 ‘Employee benefits’ was issued in June 2011 and will be implemented by GSK from 1 January 2013. The amendment eliminates the ability to defer the recognition of gains and losses (the ‘corridor’ method), requires remeasurements to be presented in other comprehensive income, requires the funding cost to be calculated on the net defined benefit liability and makes several other minor accounting and disclosure changes.

An amendment to IFRS 7 ‘Disclosures – Offsetting financial assets and financial liabilities’ was issued in December 2011 and will be implemented by GSK from 1 January 2013. The amendment requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet.

An amendment to IAS 32 ‘Offsetting financial assets and financial liabilities’ was issued in December 2011 and will be implemented by GSK from 1 January 2014. The amendment provides additional guidance on when financial assets and financial liabilities may be offset.

IFRS 9 ‘Financial instruments’ was first issued in November 2009 and amended in October 2010 and will be implemented by GSK from 1 January 2015. The Standard will eventually replace IAS 39 and covers the classification, measurement and derecognition of financial assets and financial liabilities. The IASB intends to expand IFRS 9 to add new requirements for impairment and hedge accounting and for it to become a complete replacement of IAS 39 in due course.

5	Exchange rates

The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associated undertakings into Sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations and the relevant exchange rates were:

	2011	2010	2009
Average rates:
US$/£	1.61	1.55	1.56
Euro/£	1.15	1.16	1.12
Yen/£	128	136	146

Period end rates:
US$/£	1.55	1.56	1.61
Euro/£	1.20	1.17	1.13
Yen/£	120	127	150

GSK Annual Report 2011	149
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

6 Segment information

GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1 January 2011. The Pharmaceuticals and Vaccines business in Japan is now shown as a separate segment. Comparative information has been restated on a consistent basis.

GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets, Asia Pacific and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment	2011 £m	2010 (restated £m	)	2009 (restated £m	)
Pharmaceuticals and Vaccines
USA	7,035	7,648		8,578
Europe	5,767	6,546		7,087
Emerging Markets	3,680	3,561		2,905
Asia Pacific	1,244	1,143		1,018
Japan	2,082	1,959		1,605
ViiV Healthcare	1,569	1,566		1,605
Other trading and unallocated	815	962		901
Pharmaceuticals and Vaccines turnover Consumer Healthcare turnover	22,192 5,195	23,385 5,007		23,699 4,669
	27,387	28,392		28,368

Pharmaceuticals and Vaccines turnover by therapeutic area	2011 £m	2010 (restated £m	)	2009 (restated £m	)
Respiratory	7,298	7,238		6,977
Anti-virals	807	1,086		2,416
Central nervous system	1,721	1,753		1,870
Cardiovascular and urogenital	2,740	2,570		2,298
Metabolic	362	678		1,181
Anti-bacterials	1,390	1,396		1,457
Oncology and emesis	693	688		629
Vaccines	3,497	4,326		3,706
Dermatologicals	1,087	1,087		707
ViiV Healthcare (HIV)	1,569	1,566		1,605
Other	1,028	997		853
	22,192	23,385		23,699

Consumer Healthcare turnover by category	2011 £m	2010 £m		2009 £m
OTC medicines	2,453	2,458		2,339
Oral healthcare	1,717	1,596		1,479
Nutritional healthcare	1,025	953		851
	5,195	5,007		4,669

150	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

6	Segment information continued

During 2011, US pharmaceuticals and ViiV Healthcare made sales to three wholesalers of approximately £2,360 million (2010 – £2,561 million; 2009 – £2,760 million), £2,215 million (2010 – £2,412 million; 2009 – £2,710 million) and £1,374 million (2010 – £1,642 million; 2009 – £1,680 million) respectively, after allocating final-customer discounts to the wholesalers.

Segment profit	2011 £m	2010 (restated) £m	2009 (restated) £m
Pharmaceuticals and Vaccines
USA	4,866	5,043	5,933
Europe	3,183	3,743	3,993
Emerging Markets	1,151	1,264	950
Asia Pacific	567	503	410
Japan	1,246	1,234	941
ViiV Healthcare	824	851	1,071
Pharmaceuticals R&D	(2,954)	(3,105)	(3,082)
Other trading and unallocated costs	(796)	(783)	(705)
Pharmaceuticals and Vaccines operating profit	8,087	8,750	9,511
Consumer Healthcare operating profit	1,123	1,044	930
Segment profit	9,210	9,794	10,441

Corporate and other unallocated costs and disposal profits	(813)	(4,666)	(1,184)
Operating profit before major restructuring	8,397	5,128	9,257
Major restructuring	(590)	(1,345)	(832)
Total operating profit	7,807	3,783	8,425

Finance income	90	116	70
Finance costs	(799)	(831)	(783)
Profit on disposal of interest in associate	585	8	115
Share of after tax profits of associates and joint ventures	15	81	64
Profit before taxation	7,698	3,157	7,891
Taxation	(2,240)	(1,304)	(2,222)
Profit after taxation for the year	5,458	1,853	5,669

Depreciation and amortisation by segment	2011 £m	2010 (restated) £m	2009 (restated) £m
Pharmaceuticals and Vaccines
USA	94	101	116
Europe	32	31	24
Emerging Markets	66	51	29
Asia Pacific	16	14	7
Japan	13	11	8
ViiV Healthcare	33	29	5
Pharmaceuticals R&D	228	262	280
Other trading and unallocated	780	809	789
Pharmaceuticals and Vaccines depreciation and amortisation	1,262	1,308	1,258
Consumer Healthcare depreciation and amortisation	62	66	63
Segment depreciation and amortisation	1,324	1,374	1,321

Corporate and other unallocated depreciation and amortisation	99	85	80
Depreciation and amortisation before major restructuring	1,423	1,459	1,401
Major restructuring	–	220	161
Total depreciation and amortisation	1,423	1,679	1,562

GSK Annual Report 2011	151
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

6	Segment information continued

PP&E, intangible asset and goodwill impairment by segment	2011 £m	2010 (restated) £m	2009 (restated) £m
Pharmaceuticals and Vaccines
USA	1	–	1
Europe	1	1	7
Emerging Markets	–	1	–
Asia Pacific	–	1	–
Japan	1	1	1
ViiV Healthcare	29	–	–
Pharmaceuticals R&D	27	134	118
Other trading and unallocated	101	129	124
Pharmaceuticals and Vaccines impairment	160	267	251
Consumer Healthcare impairment	3	5	1
Segment impairment	163	272	252

Corporate and other unallocated impairment	9	4	23
Impairment before major restructuring	172	276	275
Major restructuring	131	89	57
Total impairment	303	365	332

PP&E and intangible asset impairment reversals by segment	2011 £m	2010 (restated) £m	2009 (restated) £m
Pharmaceuticals and Vaccines
USA	–	–	(1)
Europe	–	–	–
Emerging Markets	–	–	–
Asia Pacific	–	–	–
Japan	–	–	–
ViiV Healthcare	–	–	–
Pharmaceuticals R&D	(3)	(1)	(1)
Other trading and unallocated	(32)	(4)	(9)
Pharmaceuticals and Vaccines impairment reversals	(35)	(5)	(11)
Consumer Healthcare impairment reversals	–	–	–
Segment impairment reversals	(35)	(5)	(11)

Corporate and other unallocated impairment reversals	–	–	–
Impairment reversals before major restructuring	(35)	(5)	(11)
Major restructuring	–	(14)	–
Total impairment reversals	(35)	(19)	(11)

152	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

6	Segment information continued

Net assets by segment	2011 £m	2010 (restated) £m
Pharmaceuticals and Vaccines
USA	580	616
Europe	895	1,031
Emerging Markets	1,998	1,840
Asia Pacific	401	463
Japan	525	594
ViiV Healthcare	754	832
Pharmaceuticals R&D	1,044	1,656
Other trading and unallocated	12,842	13,320
Pharmaceuticals and Vaccines net operating assets	19,039	20,352
Consumer Healthcare net operating assets	2,430	2,972
Segment net operating assets	21,469	23,324
Corporate and other unallocated net operating assets	(5,311)	(6,682)
Net operating assets	16,158	16,642
Net debt	(9,003)	(8,859)
Investments in associates and joint ventures	560	1,081
Derivative financial instruments	(22)	(3)
Current and deferred taxation	469	868
Assets held for sale	665	16
Net assets	8,827	9,745

The other trading and unallocated pharmaceuticals segment includes assets for the centrally managed pharmaceutical and vaccine manufacturing operations, the depreciation on which, totalling £599 million (2010 – £616 million; 2009 – £618 million) is recovered through the standard cost of product charged to businesses.

Geographical information

The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer	2011 £m	2010 (restated) £m	2009 (restated) £m
UK	1,606	1,820	1,864
USA	8,687	9,345	10,315
Rest of World	17,094	17,227	16,189
External turnover	27,387	28,392	28,368

Turnover by location of subsidiary	2011 £m	2010 £m	2009 £m
UK	3,850	4,965	4,469
USA	11,797	13,072	13,711
Rest of World	20,986	21,220	19,661
Turnover including inter-segment turnover	36,633	39,257	37,841
UK	1,557	2,032	1,556
USA	3,140	3,717	3,395
Rest of World	4,549	5,116	4,522
Inter-segment turnover	9,246	10,865	9,473
UK	2,293	2,933	2,913
USA	8,657	9,355	10,316
Rest of World	16,437	16,104	15,139
External turnover	27,387	28,392	28,368

GSK Annual Report 2011	153
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

6	Segment information continued

Operating profit by location	2011 £m	2010 £m	2009 £m
UK	1,063	1,033	2,608
USA	3,298	420	2,337
Rest of World	3,446	2,330	3,480
Total operating profit	7,807	3,783	8,425

Net operating assets by location	2011 £m	2010 (restated) £m
UK	2,927	3,177
USA	2,085	4,235
Rest of World	11,146	9,230
Net operating assets	16,158	16,642

Non-current assets by location	2011 £m	2010 (restated) £m
UK	5,041	5,066
USA	5,881	6,972
Rest of World	10,101	10,372
Non-current assets	21,023	22,410

Non-current assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current receivables.

7	Major restructuring programme

In October 2007, the Board approved the implementation of a detailed formal plan for, and GSK announced, a significant new Operational Excellence restructuring programme to improve the effectiveness and productivity of its operations. A second formal plan, representing a significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010. This restructuring programme, comprising these detailed formal plans, covers all areas of GSK’s business, including manufacturing, selling, R&D and infrastructure. Further savings have been identified during the year and with an estimated total cost increased to approximately £4.85 billion, the expanded programme is now expected to deliver annual pre-tax savings of approximately £2.8 billion by the time it is substantially complete in 2014.

Approximately 82% of the programme costs were incurred by 31 December 2011 and approximately 13% are expected to be incurred in 2012, with the majority of the balance being incurred in 2013. In total approximately 75% of these costs are expected to be cash expenditures and 25% expected to be asset write-downs. Uncertainties exist over the exact amount and timing of cash outflows as a result of potential future exchange rate fluctuations and as many elements of the restructuring programme are subject to employee consultation procedures, making it difficult to predict with precision when these procedures will be completed. However, the majority of the remaining cash payments are expected to be made in 2012 and 2013.

Of the total restructuring costs of £590 million incurred in 2011, £530 million was incurred under the Operational Excellence programme in the following areas:

•

cost saving project in R&D, focused primarily on the simplification and streamlining of support infrastructure, including some site rationalisations, principally the Clinical Imaging Centre, Hammersmith and Harlow in the UK and Verona in Italy;

•	the adoption of more customised sales approaches, leading to staff reductions in a number of sales forces, principally in Italy;

•	the closure of a number of manufacturing sites, principally in the USA and Ireland giving rise to asset write-downs and staff reductions;
•	the rationalisation of the Consumer Healthcare business; and

•	projects to simplify or eliminate processes, leading to staff reductions in administrative and support functions.

The remaining costs of £60 million were incurred during the year under the restructuring programme related to the integration of the Stiefel Laboratories, Inc. business in the USA, following its acquisition in July 2009.

154	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

7	Major restructuring programme continued

The analysis of the costs incurred under these programmes in 2011, 2010 and 2009 is as follows:

	impairment	impairment	impairment	impairment
2011	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales	(15)	(3)	(55)	(73)
Selling, general and administration	(65)	(235)	(97)	(397)
Research and development	(51)	(22)	(24)	(97)
Other operating income	–	–	(23)	(23)
Effect on operating profit	(131)	(260)	(199)	(590)
Net finance expense				(2)
Effect on profit before taxation				(592)
Effect on taxation				114
Effect on earnings				(478)

	impairment	impairment	impairment	impairment
2010	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales	(14)	(58)	(115)	(187)
Selling, general and administration	(17)	(503)	(145)	(665)
Research and development	(44)	(117)	(332)	(493)
Effect on operating profit	(75)	(678)	(592)	(1,345)
Net finance expense				(3)
Effect on profit before taxation				(1,348)
Effect on taxation				240
Effect on earnings				(1,108)

	impairment	impairment	impairment	impairment
2009	Asset impairment £m	Staff reductions £m	Other costs £m	Total £m
Cost of sales	(41)	(112)	(132)	(285)
Selling, general and administration	(1)	(337)	(54)	(392)
Research and development	(15)	(68)	(72)	(155)
Effect on operating profit	(57)	(517)	(258)	(832)
Net finance expense				(3)
Effect on profit before taxation				(835)
Effect on taxation				221
Effect on earnings				(614)

	impairment	impairment	impairment
The costs of the major restructuring programmes have arisen as follows:	2011 £m	2010 £m	2009 £m
Increase in provision for major restructuring programmes (see Note 29)	(249)	(837)	(487)
Amount of provision reversed unused (see Note 29)	11	40	15
Impairment losses recognised	(131)	(75)	(57)
Foreign exchange gain recognised on liquidation of subsidiary	–	–	44
Other non-cash charges	(48)	(240)	(168)
Other cash costs	(173)	(233)	(179)
Net finance expense	(2)	(3)	(3)
Effect on profit before taxation	(592)	(1,348)	(835)

Asset impairments of £131 million (2010 – £75 million, 2009 – £57 million) and other non-cash charges totalling £48 million (2010 – £240 million, 2009 – £124 million) are non-cash items, principally accelerated depreciation where asset lives have been shortened as a result of the major restructuring programmes. All other charges have been or will be settled in cash and include the termination of leases, site closure costs, consultancy and project management fees.

These restructuring costs are reported in the major restructuring column of the Income statement on page 136. Other costs resulting from minor restructuring activity initiated prior to October 2007 amounted to £4 million (2010 – £5 million income, 2009 – £4 million cost). These amounts are reported within ‘Results before major restructuring’.

GSK Annual Report 2011	155
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

8	Other operating income

	2011 £m	2010 £m	2009 £m
Royalty income	309	296	296
Milestone income	10	7	90
Impairment of equity investments	(78)	(65)	(135)
Disposal of equity investments	10	17	40
Disposal of businesses, other assets and legal settlements	322	227	539
Gain recognised on creation of ViiV Healthcare	–	–	296
Fair value adjustments on derivative financial instruments	10	(6)	(5)
Other income	4	17	14

	587	493	1,135

Royalty and milestone income is principally a core of recurring income from the out-licensing of intellectual property. Disposal of businesses, other assets and legal settlements includes costs of £23 million associated with the proposed divestment of the non-core Consumer Healthcare brands. These costs are reported in the Consolidated income statement under the major restructuring programme.

9     Operating profit

The following items have been included in operating profit:	2011 £m	2010 £m	2009 £m
Employee costs (Note 10)	6,751	6,994	7,167
Advertising	910	971	923
Distribution costs	432	413	363
Depreciation of property, plant and equipment	893	1,146	1,130
Impairment of property, plant and equipment, net of reversals	155	186	149
Amortisation of intangible assets	530	533	432
Impairment of intangible assets and goodwill, net of reversals	113	160	172
Net foreign exchange losses	25	60	163
Inventories:
Cost of inventories included in cost of sales	6,768	7,014	6,743
Write-down of inventories	85	305	276
Reversal of prior year write-down of inventories	(62)	(66)	(116)
Operating lease rentals:
Minimum lease payments	139	136	160
Contingent rents	11	14	13
Sub-lease payments	4	7	6
Fees payable to the company’s auditor and its associates in relation to the Group (see below)	23.7	22.2	24.1
The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.
Fees payable to the company’s auditor and its associates:	2011 £m	2010 £m	2009 £m
Audit of parent company and consolidated financial statements	2.0	2.0	2.0
Audit of accounts of the Group’s UK and overseas subsidiaries, pursuant to legislation	11.9	11.2	10.2
Other assurance services, pursuant to legislation, including attestation under s.404 of Sarbanes-Oxley Act 2002	3.4	3.3	3.0
Audit and assurance services	17.3	16.5	15.2
Other tax services	2.7	2.5	7.3
All other services, including regulatory, compliance and treasury related services	3.7	3.2	1.6
	23.7	22.2	24.1

At 31 December 2011, the amount due to PricewaterhouseCoopers LLP and its associates for fees yet to be invoiced was £6.1 million, comprising statutory audit £5.3 million and taxation and other services £0.8 million.

In addition to the above, fees paid in respect of the GSK pension schemes were:

	2011 £m	2010 £m	2009 £m
Audit	0.4	0.4	0.4
Other services	–	–	–

156	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

10	Employee costs

	Number	Number	Number
	2011 £m	2010 £m	2009 £m
Wages and salaries	5,312	5,079	5,387
Social security costs	641	600	661
Pension and other post-employment costs, including augmentations (Note 28)	341	554	491
Cost of share-based incentive plans	198	179	179
Severance and other costs from integration and restructuring activities	259	582	449
	6,751	6,994	7,167

The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.

The cost of share-based incentive plans is analysed as follows:

	2011 £m	2010 £m	2009 £m
Share Value Plan	146	119	134
Performance Share Plan	23	21	2
Share Option plans	20	27	36
Other plans	9	12	7
	198	179	179
The average number of persons employed by the Group (including Directors) during the year was:

	2011 Number	2010 Number	2009 Number
Manufacturing	30,939	30,883	31,467
Selling, general and administration	53,826	53,778	53,183
Research and development	12,636	13,824	14,204
	97,401	98,485	98,854

The average number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 234. The average number of persons employed by GlaxoSmithKline plc in 2011 was nil (2010 – nil).

The compensation of the Directors and Senior Management (members of the CET) in aggregate, was as follows:

	2011 £m	2010 £m	2009 £m
Wages and salaries	24	20	23
Social security costs	2	2	1
Pension and other post-employment costs	3	3	3
Cost of share-based incentive plans	11	11	4
	40	36	31

11	Finance income

	Number	Number	Number
	2011 £m	2010 £m	2009 £m
Interest income arising from:
cash and cash equivalents	63	58	46
available-for-sale investments	7	8	15
derivatives at fair value through profit or loss	–	24	(5)
loans and receivables	15	13	13
Realised gains on liquid investments	5	–	–
Fair value movements on derivatives at fair value through profit or loss	–	13	1
	90	116	70

All derivatives at fair value through profit or loss other than designated and effective hedging instruments (see Note 41, ‘Financial instruments and related disclosures’) are classified as held-for-trading financial instruments under IAS 39. Interest income arising from derivatives at fair value through profit or loss relates to swap interest income.

GSK Annual Report 2011	157
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

12	Finance costs

	2011 £m	2010 £m	2009 £m
Interest expense arising on:
financial liabilities at amortised cost	(718)	(767)	(790)
derivatives at fair value through profit or loss	(26)	–	20
Fair value hedges:
fair value movements on derivatives designated as hedging instruments	(12)	26	(37)
fair value adjustments on hedged items	11	(27)	38
Fair value movements on other derivatives at fair value through profit or loss	(15)	(17)	(2)
Reclassification of cash flow hedge from other comprehensive income	–	(3)	(1)
Unwinding of discounts on provisions	(12)	(18)	(11)
Movements on amounts owed to non-controlling interests	(7)	–	–
Other finance expense	(20)	(25)	–
	(799)	(831)	(783)

All derivatives at fair value through profit or loss except designated and effective hedging instruments are classified as held-for-trading financial instruments under IAS 39. Interest expense arising on derivatives at fair value through profit or loss relates to swap interest expense.

13  Associates and joint ventures

	2011 £m	2010 £m	2009 £m
Associates:
Share of after tax profits of Quest Diagnostics Inc.	9	79	73
Share of after tax profits of Aspen Pharmacare Holdings Limited	41	32	2
Share of after tax losses of other associates	(4)	(7)	(3)
	46	104	72
Share of after tax losses of joint ventures	(31)	(23)	(8)
	15	81	64

Share of turnover of joint ventures	14	18	13
Sales to joint ventures and associates	104	90	26
Summarised income statement information in respect of the Group’s associates is set out below:
	2011 £m	2010 £m	2009 £m
Total turnover:
Quest Diagnostics Inc.	440	4,754	4,779
Aspen Pharmacare Holdings Limited	1,164	1,171	67
Others	112	65	7
	1,716	5,990	4,853
Total profit:
Quest Diagnostics Inc.	36	465	467
Aspen Pharmacare Holdings Limited	231	233	12
Others	(21)	(23)	(14)
	246	675	465

The results of Aspen Pharmacare Holdings Limited included in the summarised income statement information above represent the estimated earnings of the Aspen group in the year.

The results of Quest Diagnostics Inc. in the summarised income statement above represent the estimated earnings of Quest Diagnostics Inc. to 1 February 2011.

On 1 February 2011, GSK sold its entire shareholding in Quest Diagnostics Inc.

158	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

14	Taxation

Taxation charge based on profits for the year	2011 £m	2010 £m	2009 £m
UK corporation tax at the UK statutory rate	647	82	600
Less double taxation relief	(164)	(156)	(183)
	483	(74)	417
Overseas taxation	1,603	1,496	1,997
Current taxation	2,086	1,422	2,414
Deferred taxation	154	(118)	(192)
	2,240	1,304	2,222

Reconciliation of the taxation rate on Group profits	2011%	2010%	2009%
UK statutory rate of taxation	26.5	28.0	28.0
Differences in overseas taxation rates	2.5	8.1	3.5
Benefit of special tax status	(1.4)	(2.6)	(1.8)
R&D credits	(1.6)	(3.7)	(1.9)
Inter-company stock profit	(0.7)	1.7	0.5
Impact of share based payments	(0.2)	1.4	0.1
Tax on profit of associates	–	(1.2)	(0.2)
(Reduction)/increase in tax rate for (recognised)/unrecognised losses	(0.4)	5.5	0.6
Other permanent differences	(0.3)	6.2	(0.9)
Prior year items	1.7	(6.5)	0.1
Disposal of associate	1.7	–	–
Tax on unremitted earnings	1.1	–	–
Restructuring	0.2	4.4	0.2
Tax rate	29.1	41.3	28.2

The disposal of associate undertaking reflects the impact of the disposal of the shareholding in Quest Diagnostics Inc.

The higher tax rate for the year ended 31 December 2010 reflects the impact of the relatively low tax relief arising on the £4 billion of legal provisions charged during the year and the non-deductability of costs associated with certain site closures, partly offset by the settlement of certain historical tax matters. The percentages within the above reconciliation are exacerbated by the relatively low reported profit in 2010.

The Group operates in countries where the tax rate differs from the UK tax rate. The impact of these overseas taxes on the overall rate of tax is shown above. Profits arising from certain operations in Singapore are accorded special status and are taxed at reduced rates compared with the normal rates of tax in that territory. The effect of this reduction in the taxation charge increased earnings per share by 2.1p in 2011, 1.6p in 2010 and 2.8p in 2009. The Group is required under IFRS to create a deferred tax asset in respect of unrealised inter-company profit arising on inventory held by the Group at the year-end by applying the tax rate of the country in which the inventory is held (rather than the tax rate of the country where the profit was originally made and the tax paid, which is the practice under UK and US GAAP). As a result of this difference in accounting treatment the Group tax rate on current period inter-company profit under IFRS decreased by 0.7% in 2011 (2010 – 1.7% increase; 2009 – 0.5% increase) arising from changes in the location of work-in-progress and finished goods.

Tax on items charged to equity and statement of comprehensive income	2011 £m	2010 £m	2009 £m
Current taxation
Share based payments	3	–	1
Foreign exchange movements	–	–	19
	3	–	20
Deferred taxation
Share based payments	47	2	13
Defined benefit plans	268	1	183
Fair value movements on cash flow hedges	–	1	2
Fair value movements on available-for-sale investments	23	(28)	(11)
	338	(24)	187
Total credit/(charge) to equity and statement of comprehensive income	341	(24)	207

All of the above items have been charged to the statement of comprehensive income except for tax on share based payments.

GSK Annual Report 2011	159
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

14	Taxation continued

Issues relating to taxation

The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets. This gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Resolution of such issues is a continuing fact of life for GSK.

During the year GSK agreed and settled further open years with major tax authorities up to and including 2009. In January 2012, the Supreme Court of Canada heard an appeal by GSK and the Canadian Revenue Agency against a Federal Court of Appeal judgement in respect of GSK’s transfer pricing in the early 1990’s and judgement is awaited.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate.

Provision for deferred tax liabilities of £84 million have been made in respect of taxation that would arise on the distribution of profits retained by certain overseas subsidiaries. No further provision is made, on the grounds that the Group is able to control the timing of the reversal of remaining temporary differences and it is probable that they will not reverse in the forseeable future. The aggregate amount of these unremitted profits at the balance sheet date was approximately £28 billion (2010 – £30 billion). The unprovided deferred tax on unremitted earnings at 31 December 2011 is estimated to be £500 million (2010 – £500 million), which relates to taxes payable on repatriation and dividend withholding taxes levied by overseas tax jurisdictions. UK legislation relating to company distributions provides for exemption from tax for most repatriated profits, subject to certain exceptions.

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangibles £m	Intra- group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Legal & other disputes £m	Manu- facturing restruct- uring £m	Stock valuation adjustments £m	Share option and award schemes £m	Other net temporary differences £m	Offset within countries £m	Total £m
Deferred tax assets at 1 January 2011	49	224	1,127	1,023	98	425	117	29	93	914	(1,533)	2,566
Deferred tax liabilities at 1 January 2011	(512)	(1,563)	–	–	–	–	–	(51)	–	(114)	1,533	(707)
At 1 January 2011	(463)	(1,339)	1,127	1,023	98	425	117	(22)	93	800	–	1,859
Exchange adjustments	2	(2)	8	4	5	(7)	(1)	–	3	14	–	26
(Charge)/credit to income statement	(60)	129	62	(46)	17	(315)	(40)	137	24	(62)	–	(154)
Credit to equity	–	–	–	–	–	–	–	–	47	–	–	47
Credit to statement of comprehensive income	–	–	–	268	–	–	–	–	–	23	–	291
Acquisitions	–	(42)	–	–	–	–	–	–	–	–	–	(42)
At 31 December 2011	(521)	(1,254)	1,197	1,249	120	103	76	115	167	775	–	2,027
Deferred tax assets at 31 December 2011	58	338	1,197	1,249	120	194	79	132	167	893	(1,578)	2,849
Deferred tax liabilities at 31 December 2011	(579)	(1,592)	–	–	–	(91)	(3)	(17)	–	(118)	1,578	(822)
	(521)	(1,254)	1,197	1,249	120	103	76	115	167	775	–	2,027

The deferred tax credit to income relating to changes in tax rates is £11 million (2010 – £11 million, 2009 – £9 million). All other deferred tax movements arise from the origination and reversal of temporary differences. Other net temporary differences mainly include accrued expenses for which a tax deduction is only available on a paid basis.

160	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

14	Taxation continued

Tax losses		Recognised		Unrecognised
	2011	2010	2011	2010
	£m	£m	£m	£m
Trading losses expiring:
Within 10 years	199	163	303	14
In more than 10 years	217	329	494	529
Available indefinitely	81	1	4,426	5,302
At 31 December	497	493	5,223	5,845
Deferred tax asset	120	98	–	–
In addition, the Group had capital losses at 31 December 2011 of approximately £4.3 billion (2010 – £4.3 billion) in respect of which no deferred tax asset has been recognised. Deferred tax assets are recognised where it is probable that future taxable profit will be available to utilise losses.

Factors affecting the tax charge in future years

As a global organisation there are many factors which could affect the future effective tax rate of the Group. The mix of profits across different territories, transfer pricing and other disputes with tax authorities and the location of research and development activity can all have a significant impact on the Group’s effective tax rate.

Changes to tax legislation in territories where GSK has business operations could also impact the Group’s effective tax rate. The UK Government has proposed some significant changes to the UK taxation system. In March 2011 the UK Government announced a phased reduction in the main rate of corporation tax from 28% to 23% over 4 years from April 2011. The deferred tax movements reflect the reduction in the UK tax rate from 28% to 26% with effect from 1 April 2011, and to 25% with effect from 1 April 2012, as these have been substantively enacted. In December 2011 the UK Government published draft legislation to introduce a ‘patent box’ regime which, if enacted, will apply a reduced rate of corporation tax to income from patents with effect from April 2013. The UK Government also continues to consult with business on draft legislation relating to controlled foreign companies, which is expected to affect GSK from 1 January 2013.

15	Earnings per share

	2011 pence	2010 pence	2009 pence
Basic earnings per share	104.6	32.1	109.1
Adjustment for major restructuring	9.5	21.8	12.1
Basic earnings per share before major restructuring	114.1	53.9	121.2
Diluted earnings per share	103.2	31.9	108.2
Adjustment for major restructuring	9.3	21.6	12.1
Diluted earnings per share before major restructuring	112.5	53.5	120.3

Basic and adjusted earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Adjusted earnings per share is calculated using results before major restructuring earnings. The calculation of results before major restructuring is described in Note 1 ‘Presentation of the financial statements’.

Diluted earnings per share have been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2011 millions	2010 millions	2009 millions
Basic	5,028	5,085	5,069
Dilution for share options and awards	71	43	39
Diluted	5,099	5,128	5,108

GSK Annual Report 2011	161
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

16	Dividends

			2011			2010			2009
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid/payable	Dividend per share (pence)	Total dividend £m
First interim	7 July 2011	16	814	8 July 2010	15	764	9 July 2009	14	701
Second interim	6 October 2011	16	809	7 October 2010	15	759	8 October 2009	14	713
Third interim	5 January 2012	17	847	6 January 2011	16	816	7 January 2010	15	763
Fourth interim	12 April 2012	21	1,040	7 April 2011	19	967	8 April 2010	18	919
Annual total		70	3,510		65	3,306		61	3,096
Supplemental	12 April 2012	5	248
Total		75	3,758		65	3,306		61	3,096

Supplemental dividend

The Board declared a supplemental dividend of 5 pence per share related to the disposal of certain non-core OTC brands in North America, which was completed on 31 January 2012, to be paid at the same time as the fourth interim dividend for 2011.

Under IFRS interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2011 financial statements recognise those dividends paid in 2011, namely the third and fourth interim dividends for 2010 and the first and second interim dividends for 2011.

The amounts recognised in each year are as follows:

		2011 £m	2010 £m	2009 £m
Dividends to shareholders		3,406	3,205	3,003
17 Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2010	6,002	10,515	2,240	18,757
Exchange adjustments	80	60	(7)	133
Additions	75	293	670	1,038
Additions through business combinations	20	7	–	27
Capitalised borrowing costs	–	–	6	6
Disposals and write-offs	(111)	(661)	(2)	(774)
Reclassifications	223	432	(671)	(16)
Transfer to assets held for sale	(171)	(105)	–	(276)
Cost at 31 December 2010	6,118	10,541	2,236	18,895
Exchange adjustments	(78)	(155)	(15)	(248)
Additions	113	294	654	1,061
Additions through business combinations	18	5	28	51
Capitalised borrowing costs	–	–	8	8
Disposals and write-offs	(91)	(443)	(58)	(592)
Reclassifications	334	339	(757)	(84)
Transfer to assets held for sale	(63)	(192)	(4)	(259)
Cost at 31 December 2011	6,351	10,389	2,092	18,832

162	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

17	Property, plant and equipment continued

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Depreciation at 1 January 2010	(2,087)	(6,686)	–	(8,773)
Exchange adjustments	(39)	(51)	–	(90)
Charge for the year	(321)	(825)	–	(1,146)
Disposals and write-offs	11	508	–	519
Transfer to assets held for sale	147	95	–	242

Depreciation at 31 December 2010	(2,289)	(6,959)	–	(9,248)
Exchange adjustments	16	88	–	104
Charge for the year	(202)	(691)	–	(893)
Disposals and write-offs	51	397	–	448
Transfer to assets held for sale	28	124	–	152
Depreciation at 31 December 2011	(2,396)	(7,041)	–	(9,437)

Impairment at 1 January 2010	(153)	(396)	(61)	(610)
Exchange adjustments	–	2	(1)	1
Disposals and write-offs	64	111	–	175
Impairment losses	(43)	(160)	(2)	(205)
Reversal of impairments	14	5	–	19
Transfer to assets held for sale	18	–	–	18

Impairment at 31 December 2010	(100)	(438)	(64)	(602)
Exchange adjustments	3	6	1	10
Disposals and write-offs	21	59	–	80
Impairment losses	(66)	(121)	(3)	(190)
Reversal of impairments	4	31	–	35
Transfer to assets held for sale	–	20	–	20
Impairment at 31 December 2011	(138)	(443)	(66)	(647)

Total depreciation and impairment at 31 December 2010	(2,389)	(7,397)	(64)	(9,850)

Total depreciation and impairment at 31 December 2011	(2,534)	(7,484)	(66)	(10,084)

Net book value at 1 January 2010	3,762	3,433	2,179	9,374

Net book value at 31 December 2010	3,729	3,144	2,172	9,045
Net book value at 31 December 2011	3,817	2,905	2,026	8,748

The net book value at 31 December 2011 of the Group’s land and buildings comprises freehold properties £3,580 million (2010 – £3,427 million), properties with leases of 50 years or more £143 million (2010 – £238 million) and properties with leases of less than 50 years £94 million (2010 – £64 million).

Included in land and buildings at 31 December 2011 are leased assets with a cost of £559 million (2010 – £582 million), accumulated depreciation of £303 million (2010 – £280 million), impairment of £19 million (2010 – £nil) and a net book value of £237 million (2010 – £302 million). Included in plant, equipment and vehicles at 31 December 2011 are leased assets with a cost of £81 million (2010 – £95 million), accumulated depreciation of £64 million (2010 – £54 million), impairment of £14 million (2010 – nil) and a net book value of £3 million (2010 – £41 million). Some lease agreements include renewal or purchase options or escalation clauses.

The impairment losses principally arise from decisions to rationalise facilities and are calculated based on either fair value less costs to sell or value in use. The value in use calculations determine the net present value of the projected risk-adjusted, post-tax cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax weighted average cost of capital (WACC) of 7%, adjusted where appropriate for relevant specific risks. Where an impairment is indicated and a pre-tax cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax cash flows and a pre-tax discount rate. The Group WACC is equivalent to a pre-tax discount rate of approximately 10%. The impairment losses have been charged to cost of sales £31 million (2010 – £142 million), R&D £89 million (2010 – £46 million) and SG&A £70 million (2010 – £17 million), and include £131 million (2010 – £57 million) arising from the major restructuring programmes.

Reversals of impairment arise from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments are deemed no longer to apply. All of the reversals have been credited to cost of sales.

GSK Annual Report 2011	163
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

18	Goodwill

		2011 £m	2010 £m
Cost at 1 January		3,606	3,361
Exchange adjustments		(30)	95
Additions through business combinations (Note 38)		178	160
Impairment losses		–	(10)
Cost at 31 December		3,754	3,606

Net book value at 1 January		3,606	3,361

Net book value at 31 December		3,754	3,606

There were no impairment losses in the year. The carrying value of goodwill, translated at year-end exchange rates, is made up of balances arising on acquisition of the following businesses:
	Cash generating unit	2011 £m	2010 £m
Stiefel Laboratories, Inc.	US, Europe, Emerging Markets, Asia Pacific, Other Pharmaceuticals and Vaccines	891	894
ID Biomedical Corporation	US,Europe,Emerging Markets, Asia Pacific, Japan, Other Pharmaceuticals and Vaccines	456	464
Reliant Pharmaceuticals, Inc.	US Pharmaceuticals and Vaccines	451	448
Sirtris Pharmaceuticals, Inc.	US,Europe,Emerging Markets, Asia Pacific, Japan, Other Pharmaceuticals and Vaccines	306	304
GlaxoSmithKline K.K.	Japan Pharmaceuticals and Vaccines	260	246
Pfizer HIV business	ViiV Healthcare	252	255
Domantis Limited	US,Europe,Emerging Markets, Asia Pacific, Japan, Other Pharmaceuticals and Vaccines	181	181
CNS, Inc.	Consumer Healthcare	142	142
Maxinutrition Group
Holdings Limited	Consumer Healthcare	114	–
Polfa Poznan S.A.	Europe Pharmaceuticals and Vaccines	102	118
Certain businesses from UCB S.A.	Emerging Markets, Asia Pacific Pharmaceuticals and Vaccines	88	89
Laboratorios Phoenix S.A.I.C.yF.	Emerging Markets Pharmaceuticals and Vaccines	66	66
NovaMin Technology Inc.	Consumer Healthcare	52	52
Others		393	347
		3,754	3,606

The goodwill arising on the acquisition of Stiefel has been allocated to the US, Europe, Emerging Markets, Asia Pacific and Other Pharmaceuticals and Vaccines cash generating units for impairment testing purposes as the benefits of the acquired business are expected to arise from these businesses.

The goodwill arising on the acquisitions of ID Biomedical, Sirtris Pharmaceuticals and Domantis has been split between the US, Europe, Emerging Markets, Asia Pacific, Japan and Other Pharmaceutical and Vaccines cash generating units for impairment testing purposes as either the benefit of the acquired businesses is split among the cash generating units or the acquired businesses do not generate independent cash flows.

164	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

18	Goodwill continued

The recoverable amounts of the cash generating units are assessed on a fair value less costs to sell basis using the Group’s acquisition valuation model. Fair value less costs to sell of the cash generating unit to which the goodwill is allocated is calculated as the net present value of the projected risk-adjusted post-tax cash flows plus a terminal value. A post-tax discount rate is applied to calculate the net present value of the cash flows. The discount rate used is based on the Group WACC of 7%, as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific country or currency risks.

Details relating to the discounted cash flow models used in the impairment tests of the Pharmaceuticals and Vaccines and Consumer Healthcare cash generating units are as follows:

Valuation basis	Fair value less costs to sell
Key assumptions	Sales growth rates
	Advertising and promotion investment Profit margins Terminal growth rate Discount rate
Determination of assumptions	Growth rates are internal forecasts based on both internal and external market information.
	Margins reflect past experience, adjusted for expected changes.
	Advertising and promotion investment based on historical levels adjusted for management’s view of support needed for innovation and expansion.
	Terminal growth rates based on management’s estimate of future long-term average growth rates. Discount rates based on Group WACC, adjusted where appropriate.
Period of specific projected cash flows	5 years
Terminal growth rate and discount rate		Terminal growth rate	Discount rate
	US Pharmaceuticals and Vaccines	1% p.a.	7%
	Europe Pharmaceuticals and Vaccines	1% p.a.	7%
	Emerging Markets Pharmaceuticals and Vaccines	2% p.a.	10%
	Asia Pacific Pharmaceuticals and Vaccines	1.5% p.a.	8%
	Japan Pharmaceuticals and Vaccines	2% p.a.	6%
	ViiV Healthcare	2.5% p.a.	10%
	Other Pharmaceuticals and Vaccines	1 % p.a.	7%
	Consumer Healthcare	3% p.a.	7%

The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets. The terminal growth rates used in the fair value less costs to sell calculations for the cash generating units reflect the impact of future generic competition and take account of new product launches.

The Pharmaceutical and Vaccines cash generating units comprise a collection of smaller cash generating units including assets with indefinite lives with a carrying value of £679 million (2010 – £708 million). The Consumer Healthcare cash generating unit also comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £1.57 billion (2010 – £1.83 billion).

Details of indefinite life brands are given in Note 19 ‘Other intangible assets’.

In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill.

GSK Annual Report 2011	165
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

19	Other intangible assets

	Computer software £m	Licences, patents, etc. £m	Amortised brands £m	Indefinite life brands £m	Total £m
Cost at 1 January 2010	1,030	6,849	359	2,482	10,720
Exchange adjustments	14	150	7	55	226
Capitalised internal development costs	81	–	–	–	81
Additions through business combinations	–	214	11	27	252
Capitalised borrowing costs	–	2	–	–	2
Other additions	58	469	–	–	527
Disposals and asset write-offs	(25)	(13)	–	–	(38)
Reclassifications	16	–	–	–	16
Cost at 31 December 2010	1,174	7,671	377	2,564	11,786
Exchange adjustments	2	(15)	(2)	(51)	(66)
Capitalised internal development costs	81	–	–	–	81
Additions through business combinations	–	5	62	61	128
Capitalised borrowing costs	5	6	–	–	11
Other additions	17	218	–	–	235
Disposals and asset write-offs	(5)	(106)	–	–	(111)
Reclassifications	84	–	–	–	84
Transfer to assets held for sale	–	(3)	(309)	(296)	(608)
Cost at 31 December 2011	1,358	7,776	128	2,278	11,540
Amortisation at 1 January 2010	(768)	(1,242)	(37)	–	(2,047)
Exchange adjustments	(8)	(37)	–	–	(45)
Charge for the year	(106)	(411)	(16)	–	(533)
Disposals and asset write-offs	20	1	–	–	21
Amortisation at 31 December 2010	(862)	(1,689)	(53)	–	(2,604)
Exchange adjustments	–	3	(2)	–	1
Charge for the year	(89)	(419)	(22)	–	(530)
Disposals and asset write-offs	5	–	–	–	5
Transfer to assets held for sale	–	–	45	–	45
Amortisation at 31 December 2011	(946)	(2,105)	(32)	–	(3,083)
Impairment at 1 January 2010	(33)	(431)	–	(26)	(490)
Exchange adjustments	(1)	(13)	–	(1)	(15)
Impairment losses	(5)	(143)	(2)	–	(150)
Disposals and asset write-offs	3	–	2	–	5
Impairment at 31 December 2010	(36)	(587)	–	(27)	(650)
Exchange adjustments	1	(5)	–	–	(4)
Impairment losses	(2)	(133)	–	–	(135)
Reversal of impairments	–	22	–	–	22
Disposals and asset write-offs	1	101	–	–	102
Transfer to assets held for sale	–	2	8	–	10
Impairment at 31 December 2011	(36)	(600)	8	(27)	(655)
Total amortisation and impairment at 31 December 2010	(898)	(2,276)	(53)	(27)	(3,254)
Total amortisation and impairment at 31 December 2011	(982)	(2,705)	(24)	(27)	(3,738)
Net book value at 1 January 2010	229	5,176	322	2,456	8,183
Net book value at 31 December 2010	276	5,395	324	2,537	8,532
Net book value at 31 December 2011	376	5,071	104	2,251	7,802

166	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

19	Other intangible assets continued

Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:
	Amortisation		Net impairment losses

	2011 £m	2010 £m	2011 £m	2010 £m
Cost of sales	14	26	–	–
Selling, general and administration	365	353	15	13
Research and development	151	154	98	137
	530	533	113	150

Included in the impairments above is £nil million (2010 – £8 million) arising from the major restructuring programmes.

The net book value of computer software includes £277 million (2010 – £129 million) of internally generated costs.

Licences, patents, etc. includes a large number of acquired licences, patents, know-how agreements and marketing rights, which are either marketed or in use, or still in development. The net book value includes £5 million (2010 – £5 million) of internally generated costs. Impairment losses of £111 million (2010 – £143 million) principally arise on assets in development that are no longer being actively pursued. Note 38, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

			2011 £m	2010 £m
FluLaval/Fluviral			606	663
Lovaza			536	593
Selzentry			274	299
Arzerra			284	294
Duac			148	157
Fraxiparine			113	135
Others			3,110	3,254
			5,071	5,395

Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001 and CNS, Inc. in 2006, together with a number of pharmaceutical brands from the acquisition of Stiefel Laboratories, Inc. in 2009. The book values of the major brands are as follows:

			2011 £m	2010 £m
Panadol			424	426
Sensodyne			266	270
Stiefel trade name			209	216
Breathe Right			201	199
Physiogel			169	182
Polident			112	114
Corega			100	102
Biotene			110	111
Poligrip			69	70
Solpadeine			–	59
Others			591	788
			2,251	2,537

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factor which could limit their useful lives. Accordingly, they are not amortised.

Each brand is tested annually for impairment applying a fair value less costs to sell methodology, generally using five year post-tax cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax WACC of 7%, adjusted where appropriate for country and currency specific risks. The main assumptions include future sales price and volume growth, product contribution and the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between nil and 3% are management’s estimates of future long-term average growth rates of the relevant markets. In each case the valuations indicate sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of these brands.

GSK Annual Report 2011	167
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

20	Investments in associates and joint ventures

	Joint ventures £m	Associated undertakings £m	2011 Total £m	Joint ventures £m	Associated undertakings £m	2010 Total £m
At 1 January	54	1,027	1,081	46	849	895
Exchange adjustments	–	(61)	(61)	4	8	12
Additions	33	2	35	30	35	65
Disposals	(25)	(460)	(485)	–	(2)	(2)
Transfer from other investments	–	3	3	–	40	40
Distributions received	(2)	(23)	(25)	(3)	(18)	(21)
Other movements	–	(3)	(3)	–	11	11
(Loss)/profit after tax recognised in the consolidated income statement	(31)	46	15	(23)	104	81
At 31 December	29	531	560	54	1,027	1,081

The Group held one significant associated undertaking at 31 December 2011.

At 31 December 2011, the Group owned 81.7 million shares or 19% of Aspen Pharmacare Holdings Limited. Aspen, listed on the Johannesburg Stock Exchange, is Africa’s largest pharmaceutical manufacturer and a major supplier of branded and generic pharmaceutical, healthcare and nutritional products to the southern African and selected international markets. The investment had a book value at 31 December 2011 of £393 million (2010 – £397 million) and a market value of £627 million (2010 – £729 million). Although the Group holds less than 20% of the ownership interest and voting control of Aspen, the Group has the ability to exercise significant influence through both its shareholding and its nominated director’s active participation on the Aspen Board of Directors.

On 1 February 2011 GSK disposed of its entire 18% shareholding in Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together generated a profit on disposal of £584 million before tax.

The transfer from other investments in 2011 relates to the Group’s holding in Longwood Founders Fund, L.P, previously classified within other investments.

Summarised balance sheet information in respect of the Group’s associates is set out below:

	2011 £m	2010 £m
Total assets:
Quest Diagnostics Inc.	–	5,466
Aspen Pharmacare Holdings Limited	2,165	1,913
Others	356	360
	2,521	7,739
Total liabilities:
Quest Diagnostics Inc.	–	(2,868)
Aspen Pharmacare Holdings Limited	(988)	(786)
Others	(84)	(73)
	(1,072)	(3,727)
Net assets	1,449	4,012

The summarised balance sheet information in respect of Aspen Pharmacare Holdings Limited is based on preliminary results information and analysts forecasts available at 31 December 2011.

Investments in joint ventures comprise £49 million share of gross assets (2010 – £66 million) and £20 million share of gross liabilities (2010 – £12 million). These principally arise from 50% interests in two joint ventures, Shionogi-ViiV Healthcare Holdings, L.P., which is developing specified chemical compounds, and ViiV Healthcare Shire Canada, which primarily co-markets Combivir, Trizivir and Epivir in certain territories, both of which are now part of the ViiV Healthcare business. Investments in joint ventures also include a 27% interest in Pharmaceutical Insurance Limited, which is a mutual insurance company covering pharmaceutical business risk.

During 2011, GSK made additional capital contributions of £32 million to Shionogi-ViiV Healthcare Holdings, L.P. (2010 – £24 million).

168	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

21	Other investments

	2011 £m	2010 £m
At 1 January	711	454
Exchange adjustments	(2)	7
Additions	73	281
Net fair value movements	(24)	96
Impairment losses	(97)	(60)
Transfer to investments in associates and joint ventures	(3)	(40)
Disposals	(68)	(27)
At 31 December	590	711

Other investments comprise non-current equity investments which are available-for-sale investments recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments and discounted cash flows of the underlying net assets. The Group holds a number of equity investments in entities where the Group has entered into research collaborations. Other investments include listed investments of £385 million (2010 – £491 million), the decrease primarily arising from fair value adjustments and impairments.

On disposal of investments, fair value movements are reclassified from equity to the income statement based on average cost for shares acquired at different times.

The impairment losses recorded in the tables above have been recognised in the income statement for the year within other operating income, together with amounts reclassified from the fair value reserve on recognition of the impairments. These impairments initially result from prolonged or significant declines in the fair value of the equity investments below acquisition cost, subsequent to which any further declines in fair value are immediately taken to the income statement.

Other investments include assets that have been impaired, as follows:

	2011 £m	2010 £m
Original cost	509	429
Cumulative impairments recognised in the income statement	(386)	(340)
Subsequent fair value increases	27	45
Carrying value at 31 December	150	134

22 Other non-current assets

	2011 £m	2010 £m
Amounts receivable under insurance contracts	337	343
Pension schemes in surplus	20	23
Other receivables	168	190
	525	556

23 Inventories

	2011 £m	2010 £m
Raw materials and consumables	1,114	1,466
Work in progress	1,168	751
Finished goods	1,591	1,620
	3,873	3,837

GSK Annual Report 2011	169
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

24	Trade and other receivables

	2011 £m	2010 £m
Trade receivables, net of provision for bad and doubtful debts	4,441	4,727
Prepaid pension contributions	2	2
Other prepayments and accrued income	339	256
Interest receivable	8	16
Employee loans and advances	41	50
Other receivables	745	742
	5,576	5,793

Trade receivables include £293 million (2010 – £343 million) after provision for bad and doubtful debts (£335 million before provision, 2010 – £381 million) due from state hospital authorities in Greece, Ireland, Italy, Portugal and Spain. Trade receivables also include £42 million (2010 – £42 million) due from associates and joint ventures.

Bad and doubtful debt provision	2011 £m	2010 £m
At 1 January	150	116
Exchange adjustments	(2)	–
Charge for the year	56	54
Subsequent recoveries of amounts provided for	(49)	(19)
Utilised	(3)	(1)
At 31 December	152	150

25	Cash and cash equivalents

	2011 £m	2010 £m
Cash at bank and in hand	841	1,027
Short-term deposits	4,873	5,030
	5,714	6,057

26	Assets held for sale

	2011 £m	2010 £m
Land and buildings	35	6
Plant, equipment and vehicles	48	10
Assets in construction	4	–
Intangible assets	546	–
Inventory	32	–
	665	16

Non-current assets are transferred to assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered likely. They are held at the lower of carrying amount and fair value less costs to sell.

The increase in assets held for sale primarily arises from the transfer of certain non-core Consumer Healthcare OTC products which the Group is divesting. No impairment in carrying value was recognised on the transfer. The divestment is designed to realise value for shareholders and simplify GSK’s Consumer Healthcare business and allow it to focus on its priority brands and markets.

The disposal of the North American OTC brands was completed on 31 January 2012, for proceeds of £426 million. The net profit on disposal is estimated to be approximately £145 million after tax with net cash proceeds expected to be £242 million. The process of divesting the remaining non-core OTC brands is continuing.

170	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

27	Trade and other payables

	2011 £m	2010 £m
Trade payables	2,568	2,141
Wages and salaries	974	931
Social security	112	115
Other payables	304	296
Deferred income	38	70
Customer return and rebate accruals	1,669	1,632
Other accruals	1,694	1,703
	7,359	6,888

Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, principally in the USA. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in the light of historical experience of actual rebates, discounts or allowances given and returns made and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Trade and other payables include £16 million (2010 – £26 million) due to associates and joint ventures.

28	Pensions and other post-employment benefits

	2011	2011	2011
Pension and other post-employment costs	2011 £m	2010 £m	2009 £m
UK pension schemes	52	158	206
US pension schemes	61	115	94
Other overseas pensions schemes	132	125	101
Unfunded post-retirement healthcare schemes	96	156	90
	341	554	491
Analysed as:
Funded defined benefit/hybrid pension schemes	173	325	338
Unfunded defined benefit pension schemes	26	28	25
Unfunded post-retirement healthcare schemes	96	156	90
Defined benefit schemes	295	509	453
Defined contribution pension schemes	46	45	38
	341	554	491

The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	2011	2011	2011
Cost of sales	93	117	121
Selling, general and administration	159	254	195
Research and development	43	138	137
	295	509	453

GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service. Some ‘hybrid’ defined benefit schemes also include defined contribution sections.

GSK Annual Report 2011	171
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

28	Pensions and other post-employment benefits continued

Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.

Actuarial movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. The expected rate of return on bonds reflects the portfolio mix of index-linked, government and corporate bonds. The expected rate of return on equities represents the Group’s long term view and includes a higher risk premium over bonds than in the past reflecting current low bond yields. Projected inflation rate and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the PCA00 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the medium cohort (i.e. improvements at recently observed higher levels which are assumed to continue to 2020) with minimum improvements thereafter of 1% per year for both males and females. In the USA, mortality rates are calculated using the RP2000 fully generational table, projected using scale AA, with the white collar adjustment.

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2031 for an individual then at the age of 60 is as follows:

		UK		USA
	Male Years	Female Years	Male Years	Female Years
Current	27.5	29.0	24.7	26.3
Projected for 2031	29.8	30.9	26.6	27.4

The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The Group reviewed the investment strategy of the UK plans in 2011 and it is anticipated that the asset allocation for the UK plans will be adjusted to approximately 55% return seeking assets and 45% liability matching assets. The target asset allocation of the US plans is currently 50% return seeking assets and 50% liability matching assets.

In the UK the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In the USA the former Glaxo Wellcome and SmithKline Beecham defined benefit schemes were merged during 2001. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the USA.

The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			USA		Rest of World
	2011 % pa	2010 % pa	2009 % pa	2011 % pa	2010 % pa	2009 % pa	2011 % pa	2010 % pa	2009 % pa
Rate of increase of future earnings	4.00	4.50	4.60	4.00	4.50	4.50	2.90	3.50	3.00
Discount rate	4.80	5.50	5.70	4.40	5.20	5.75	4.20	4.50	4.70
Expected pension increases	3.00	3.50	3.60	n/a	n/a	n/a	1.90	2.20	2.20
Cash balance credit/conversion rate	n/a	n/a	n/a	3.75	4.20	4.75	1.20	1.30	1.60
Inflation rate	3.00	3.50	3.60	2.25	2.25	2.50	1.60	1.70	1.70

172	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

28	Pensions and other post-employment benefits continued

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2011 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

				Pensions	Post-retirement benefits
2011	UK £m	USA £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	123	64	75	262	31
Past service cost	(48)	(1)	–	(49)	(1)
Expected return on pension scheme assets	(465)	(136)	(52)	(653)	–
Interest on scheme liabilities	437	134	64	635	71
Settlements and curtailments	5	–	(1)	4	(5)
	52	61	86	199	96
Actuarial losses recorded in the statement of comprehensive income	(637)	(97)	(102)	(836)	(133)

				Pensions	Post-retirement benefits
2010	UK £m	USA £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	130	68	70	268	31
Past service cost	–	–	–	–	5
Expected return on pension scheme assets	(427)	(134)	(51)	(612)	–
Interest on scheme liabilities	425	151	64	640	73
Settlements and curtailments	30	30	(3)	57	47
	158	115	80	353	156
Actuarial gains/(losses) recorded in the statement of comprehensive income	73	43	(37)	79	(80)

				Pensions	Post-retirement benefits
2009	UK £m	USA £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit
Current service cost	121	66	64	251	35
Past service cost	–	(6)	–	(6)	(27)
Expected return on pension scheme assets	(347)	(121)	(46)	(514)	–
Interest on scheme liabilities	378	148	62	588	74
Settlements and curtailments	54	7	(17)	44	8
	206	94	63	363	90
Actuarial (losses)/gains recorded in the statement of comprehensive income	(578)	(5)	(77)	(660)	1

The amounts included within settlements and curtailments include £5 million (2010 – £110 million; 2009 – £72 million) of augmentation costs arising from major restructuring programmes (see Note 29 ‘Other provisions’).

The total actuarial losses recorded in the statement of comprehensive income since 1 January 2003 amount to £3,017 million.

GSK Annual Report 2011	173
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

28	Pensions and other post-employment benefits continued

A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2011 £m	2010 £m	2009 £m
Recognised in Other non-current assets:
Pension schemes in surplus	20	23	23
Recognised in Pensions and other post-employment benefits:
Pension schemes in deficit	(1,496)	(1,247)	(1,768)
Post-retirement benefits	(1,595)	(1,425)	(1,213)
	(3,091)	(2,672)	(2,981)

The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

		UK		USA	Rest of World		Group
At 31 December 2011	Expected rate of return %	Fair value £m	Expected rate of return %	Fair value £m	Average expected rate of return %	Fair value £m	Fair value £m
Equities	8.00	4,349	8.25	907	7.30	254	5,510
Property	7.00	274	7.25	163	7.00	6	443
Bonds	3.40	3,354	4.00	1,224	3.00	673	5,251
Other assets	3.35	1,142	0.25	161	3.30	351	1,654
Fair value of assets		9,119		2,455		1,284	12,858
Present value of scheme obligations		(9,779)		(2,945)		(1,610)	(14,334)
		(660)		(490)		(326)	(1,476)
Unrecognised past service cost		–		(1)		1	–
Recognised on the balance sheet		(660)		(491)		(325)	(1,476)
Included in other non-current assets		–		–		20	20
Included in pensions and other post-employment benefits		(660)		(491)		(345)	(1,496)
		(660)		(491)		(325)	(1,476)
Actual return on plan assets		285		188		20	493

In December 2010, the UK scheme purchased an insurance contract that will guarantee payment of specified pensioner liabilities. This is included within ‘Other assets’ and the ‘Present value of scheme obligations’ in the table above at a value of £735 million (2010 – £698 million).

		UK		USA	Rest of World		Group
At 31 December 2010	Expected rate of return %	Fair value £m	Expected rate of return %	Fair value £m	Average expected rate of return %	Fair value £m	Fair value £m
Equities	8.00	4,698	8.25	1,092	7.40	251	6,041
Property	7.00	272	7.25	147	7.00	6	425
Bonds	4.50	2,460	4.75	1,012	3.10	572	4,044
Other assets	3.50	1,188	0.25	59	3.80	399	1,646
Fair value of assets		8,618		2,310		1,228	12,156
Present value of scheme obligations		(9,119)		(2,781)		(1,479)	(13,379)
		(501)		(471)		(251)	(1,223)
Unrecognised past service cost		–		(2)		1	(1)
Recognised on the balance sheet		(501)		(473)		(250)	(1,224)
Included in other non-current assets		–		–		23	23
Included in pensions and other post-employment benefits		(501)		(473)		(273)	(1,247)
		(501)		(473)		(250)	(1,224)
Actual return on plan assets		881		240		43	1,164

174	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

28	Pensions and other post-employment benefits continued

		UK		USA	Rest of World		Group
At 31 December 2009	Expected rate of return %	Fair value £m	Expected rate of return %	Fair value £m	Average expected rate of return %	Fair value £m	Fair value £m
Equities	8.00	4,209	8.25	914	7.50	232	5,355
Property	7.00	291	7.25	159	7.00	20	470
Bonds	4.90	2,632	5.00	907	3.50	562	4,101
Other assets	0.50	367	0.25	92	3.80	309	768
Fair value of assets		7,499		2,072		1,123	10,694
Present value of scheme obligations		(8,446)		(2,628)		(1,364)	(12,438)
		(947)		(556)		(241)	(1,744)
Unrecognised past service cost		–		(2)		1	(1)
Recognised on the balance sheet		(947)		(558)		(240)	(1,745)
Included in other non-current assets		–		–		23	23
Included in pensions and other post-employment benefits		(947)		(558)		(263)	(1,768)
		(947)		(558)		(240)	(1,745)
Actual return on plan assets		1,076		243		65	1,384

					Pensions		Post-retirement benefits
Movements in fair values of assets		UK £m	USA £m	Rest of World £m	Group £m		Group £m
Assets at 1 January 2009		6,135	2,016	1,137	9,288		–
Exchange adjustments		–	(221)	(93)	(314)		–
Expected return on assets		347	121	46	514		–
Settlements and curtailments		–	–	(51)	(51)		–
Actuarial gains		729	122	19	870		–
Employer contributions		594	190	110	894		58
Scheme participants’ contributions		17	–	8	25		11
Benefits paid		(345)	(156)	(71)	(572)		(69)
Acquisitions		22	–	18	40		–
Assets at 31 December 2009		7,499	2,072	1,123	10,694		–
Exchange adjustments		–	66	26	92		–
Expected return on assets		427	134	51	612		–
Actuarial gains		454	106	(8)	552		–
Employer contributions		531	175	108	814		60
Scheme participants’ contributions		20	–	8	28		13
Benefits paid		(313)	(243)	(80)	(636)		(73)
Assets at 31 December 2010		8,618	2,310	1,228	12,156		–
Exchange adjustments		–	18	(10)	8		–
Expected return on assets		465	136	52	653		–
Actuarial (losses)/gains		(180)	52	(32)	(160)		–
Employer contributions		530	146	108	784		70
Scheme participants’ contributions		7	–	9	16		12
Benefits paid		(321)	(207)	(71)	(599)		(82)
Assets at 31 December 2011		9,119	2,455	1,284	12,858		–

The UK defined benefit schemes include defined contribution sections with account balances totalling £957 million at 31 December 2011 (2010 – £961 million; 2009 – £765 million).

During 2011, the Group made special funding contributions to the UK pension schemes totalling £368 million (2010 – £365 million; 2009 – £332 million) and £82 million (2010 – £91 million; 2009 – £95 million) to the US scheme. In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2008 actuarial funding valuation. The additional contributions are expected to be £365 million per year for 2012 to 2013. The contributions are based on a discount rate of 5.25% and an inflation assumption of 2.8%. The next review of contribution levels is in progress and will be based on the actuarial valuation at 31 December 2011.

Employer contributions for 2012, including special funding contributions, are estimated to be approximately £750 million in respect of defined benefit pension schemes and £70 million in respect of post-retirement benefits.

GSK Annual Report 2011	175
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

28	Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
Movements in defined benefit obligations	UK £m	USA £m	Rest of World £m	Group £m	Group £m
Obligations at 1 January 2009	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)
Exchange adjustments	–	294	109	403	133
Service cost	(121)	(58)	(64)	(243)	(5)
Interest cost	(378)	(148)	(62)	(588)	(74)
Settlements and curtailments	(54)	(7)	68	7	(8)
Actuarial (losses)/gains	(1,307)	(127)	(102)	(1,536)	1
Scheme participants’ contributions	(17)	–	(8)	(25)	(11)
Benefits paid	345	156	71	572	69
Transfers to other provisions	(29)	–	(19)	(48)	(4)
Obligations at 31 December 2009	(8,446)	(2,628)	(1,364)	(12,438)	(1,253)
Exchange adjustments	–	(84)	(27)	(111)	(38)
Service cost	(130)	(68)	(70)	(268)	(31)
Interest cost	(425)	(151)	(64)	(640)	(73)
Settlements and curtailments	(30)	(30)	3	(57)	(44)
Actuarial losses	(381)	(63)	(29)	(473)	(80)
Scheme participants’ contributions	(20)	–	(8)	(28)	(13)
Benefits paid	313	243	80	636	73
Obligations at 31 December 2010	(9,119)	(2,781)	(1,479)	(13,379)	(1,459)
Exchange adjustments	–	(24)	15	(9)	(10)
Service cost	(75)	(64)	(75)	(214)	(18)
Interest cost	(437)	(134)	(64)	(635)	(71)
Settlements and curtailments	(5)	–	1	(4)	5
Actuarial losses	(457)	(149)	(70)	(676)	(133)
Scheme participants’ contributions	(7)	–	(9)	(16)	(12)
Benefits paid	321	207	71	599	82
Obligations at 31 December 2011	(9,779)	(2,945)	(1,610)	(14,334)	(1,616)
Unrecognised past service cost	–	(1)	1	–	21
Recognised on the balance sheet at 31 December 2011	(9,779)	(2,946)	(1,609)	(14,334)	(1,595)

The UK defined benefit schemes include defined contribution sections with obligations totalling £957 million at 31 December 2011 (2010 – £961 million; 2009 – £765 million).

The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 7.5% (2010 – 8%), grading down to 4.75% in 2018 and thereafter. During 2009, both the US pension and post-retirement healthcare schemes were amended. The changes resulted in a one-off gain of £37 million recognised in the income statement. At 31 December 2011 the US post-retirement healthcare scheme obligation was £1,446 million (2010 – £1,288 million; 2009 – £1,102 million). However, in accordance with IAS 19 the unvested part of a benefit improvement is not recognised immediately on the balance sheet but is recognised gradually through the income statement. At 31 December 2011, for the Group, the unrecognised past service cost of £21 million (2010 – £34 million; 2009 – £40 million) primarily relates to the effect of the change in the US post-retirement healthcare scheme, which amounted to £31 million (2010 – £36 million; 2009 – £42 million).

The defined benefit pension obligation is analysed as follows:

	2011 £m	2010 £m	2009 £m
Funded	(13,956)	(13,033)	(12,126)
Unfunded	(378)	(346)	(312)
	(14,334)	(13,379)	(12,438)

Post-retirement benefits are unfunded.

176	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

28	Pensions and other post-employment benefits continued

				Pensions	Post-retirement benefits
History of experience gains and losses	UK £m	USA £m	Rest of World £m	Group £m	Group £m
2011
Experience (losses)/gains of scheme assets	(180)	52	(32)	(160)
Percentage of scheme assets at 31 December 2011	2%	2%	2%	1%

Experience (losses)/gains of scheme liabilities	(66)	(3)	(21)	(90)	5
Percentage of scheme obligations at 31 December 2011	1%	–	1%	1%	–

Fair value of assets	9,119	2,455	1,284	12,858	–
Present value of scheme obligations	(9,779)	(2,945)	(1,610)	(14,334)	(1,616)
Deficits in the schemes	(660)	(490)	(326)	(1,476)	(1,616)

2010
Experience gains/(losses) of scheme assets	454	106	(8)	552
Percentage of scheme assets at 31 December 2010	5%	5%	1%	5%

Experience (losses)/gains of scheme liabilities	(45)	5	(3)	(43)	(14)
Percentage of scheme obligations at 31 December 2010	–	–	–	–	1%

Fair value of assets	8,618	2,310	1,228	12,156	–
Present value of scheme obligations	(9,119)	(2,781)	(1,479)	(13,379)	(1,459)
Deficits in the schemes	(501)	(471)	(251)	(1,223)	(1,459)

2009
Experience gains of scheme assets	729	122	19	870
Percentage of scheme assets at 31 December 2009	10%	6%	2%	8%

Experience gains/(losses) of scheme liabilities	162	(27)	(15)	120	6
Percentage of scheme obligations at 31 December 2009	2%	1%	1%	1%	–

Fair value of assets	7,499	2,072	1,123	10,694	–
Present value of scheme obligations	(8,446)	(2,628)	(1,364)	(12,438)	(1,253)
Deficits in the schemes	(947)	(556)	(241)	(1,744)	(1,253)

2008 Experience losses of scheme assets	(1,691)	(614)	(134)	(2,439)
Percentage of scheme assets at 31 December 2008	28%	30%	12%	26%

Experience (losses)/gains of scheme liabilities	(148)	2	1	(145)	(14)
Percentage of scheme obligations at 31 December 2008	2%	–	–	1%	1%

Fair value of assets	6,135	2,016	1,137	9,288	–
Present value of scheme obligations	(6,885)	(2,738)	(1,357)	(10,980)	(1,354)
Deficits in the schemes	(750)	(722)	(220)	(1,692)	(1,354)

2007
Experience gains of scheme assets	168	46	(18)	196
Percentage of scheme assets at 31 December 2007	2%	2%	2%	2%

Experience gains/(losses) of scheme liabilities	33	(30)	6	9	–
Percentage of scheme obligations at 31 December 2007	–	2%	1%	–	–

Fair value of assets	7,293	2,004	885	10,182	–
Present value of scheme obligations	(7,371)	(1,945)	(1,022)	(10,338)	(1,019)
(Deficits)/surpluses in the schemes	(78)	59	(137)	(156)	(1,019)

GSK Annual Report 2011	177
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

28	Pensions and other post-employment benefits continued

Sensitivity analysis

Effect of changes in assumptions used on the annual defined benefit pension and post-retirement costs or the benefit obligations:

£m
A 0.25% decrease in discount rate would have the following approximate effect:
Increase in annual pension cost	–
Decrease in annual post-retirement benefits cost	1
Increase in pension obligation	500
Increase in post-retirement benefits obligation	45
A one year increase in life expectancy would have the following approximate effect:
Increase in annual pension cost	19
Increase in annual post-retirement benefits cost	3
Increase in pension obligation	336
Increase in post-retirement benefits obligation	45
A 0.25% decrease in expected rates of return on assets would have the following approximate effect:
Increase in annual pension cost	29
A 1% increase in the rate of future healthcare inflation would have the following approximate effect:
Decrease in annual post-retirement benefits cost	1
Increase in post-retirement benefits obligation	13
A 0.25% increase in inflation would have the following approximate effect:
Increase in annual pension cost	22
Increase in pension obligation	357

29	Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Integration and manufacturing reorganisation £m	Other provisions £m	Total £m
At 1 January 2011	4,000	674	251	27	332	5,284
Exchange adjustments	(26)	(7)	(3)	–	(3)	(39)
Charge for the year	357	249	8	–	26	640
Reversed unused	(99)	(11)	(5)	(1)	(24)	(140)
Unwinding of discount	6	2	–	–	4	12
Utilised	(1,466)	(502)	(15)	(5)	(130)	(2,118)
Transfer to pensions obligations	–	(5)	–	–	–	(5)
Reclassifications and other movements	–	4	(4)	–	–	–
At 31 December 2011	2,772	404	232	21	205	3,634

To be settled within one year	2,737	331	20	7	40	3,135
To be settled after one year	35	73	212	14	165	499
At 31 December 2011	2,772	404	232	21	205	3,634

178	GSK Annual Report 2011

Financial Statements	Notes to the financial statements continued

29	Other provisions continued

Legal and other disputes

The Group is involved in a substantial number of legal and other disputes, including notification of possible claims, as set out in Note 44 ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability (principally relating to Avandia, Paxil and Poligrip), anti-trust (principally relating to Wellbutrin and Flonase), government investigations (principally relating to the ‘Colorado investigation’, Avandia-related investigations, AWP and nominal price investigations and the Cidra, Puerto Rico manufacturing settlement), contract terminations, self-insurance, environmental clean-up and property rental.

The charge for the year of £357 million (£157 million net of reversals and estimated insurance recoveries) primarily relates to provisions in relation to product liability cases regarding Paxil, Poligrip and other products and various government investigations. The discount on the provisions decreased by £12 million in 2011 (2010 – £2 million) and was calculated using risk-adjusted projected cash flows and risk-free rates of return. The movement in 2011 includes a decrease of £5 million (2010 – £10 million) arising from a change in the discount rate in the year.

In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases an IBNR (incurred but not reported) actuarial technique is used to determine this estimate. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

It is in the nature of the Group’s business that a number of these matters, including those provided using the IBNR actuarial technique, may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court settlement discussions can also often be protracted. The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £2.7 billion of the amount provided at 31 December 2011 will be settled within one year.

At 31 December 2011, it was expected that £29 million (2010 – £117 million) of the provision made for legal and other disputes will be reimbursed by third party insurers. This amount is included within the Other receivables balances in Note 22, ‘Other non-current assets’ and Note 24, ‘Trade and other receivables’. For a discussion of legal issues, see Note 44 ‘Legal proceedings’.

Major restructuring programmes

In October 2007 the Group announced a significant new Operational Excellence programme to improve the effectiveness and productivity of its operations (see Note 7 ‘Major restructuring programme’). A significant expansion of the Operational Excellence programme was approved by the Board and announced in February 2009. A further expansion was approved by the Board and announced in February 2010. Further savings have been identified during the year and with an estimated total cost increased to approximately £4.85 billion, the expanded programme is now expected to deliver annual pre-tax savings of approximately £2.8 billion by the time it is substantially complete in 2014.

Provisions for staff severance payments are made when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected. No provision is made for staff severance payments that are made immediately.

Pension augmentations arising from staff redundancies of £5 million (2010 – £110 million) have been charged during the year and then transferred to the pension obligations provision as shown in Note 28 ‘Pensions and other post-employment benefits’. Asset write-downs have been recognised as impairments of property, plant and equipment in Note 17 ‘Property, plant and equipment’. The majority of the amounts provided are expected to be utilised in the next two years.

Employee related provisions

Employee related provisions include certain medical benefits to disabled employees and their spouses in the USA. At 31 December 2011, the provision for these benefits amounted to £121 million (2010 – £120 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.

Integration and manufacturing reorganisation

Provisions for integration and manufacturing reorganisations reflect costs related to ongoing restructuring programmes not included within the costs disclosed in Note 7, ‘Major restructuring programmes’.

Other provisions

Included in other provisions is contingent consideration in respect of business acquisitions, principally of Stiefel Laboratories Inc. in 2009. The contingent consideration is payable upon certain criteria being met by certain specified dates in the future. The aggregate provision for these items amounts to £42 million at 31 December 2011 (2010 – £164 million).

GSK Annual Report 2011	179
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

30 Other non-current liabilities
	2011 £m	2010 £m
Accruals and deferred income	128	103
Other payables	498	491
	626	594

31	Contingent liabilities

At 31 December 2011, contingent liabilities, comprising guarantees, discounted bills and other items arising in the normal course of business, amounted to £205 million (2010 – £165 million). At 31 December 2011, £1 million (2010 – £4 million) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. At 31 December 2011, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote. Descriptions of the significant tax, legal and other disputes to which the Group is a party are set out in Note 14, ‘Taxation’ and Note 44, ‘Legal proceedings’.

32	Net debt

	Listing exchange	2011 £m	2010 £m
Current assets:
Liquid investments		184	184
Cash and cash equivalents		5,714	6,057
		5,898	6,241
Short-term borrowings:
Bank loans and overdrafts		(165)	(259)
Obligations under finance leases		(34)	(32)
3.00% € European Medium Term Note 2012	London Stock Exchange	(626)	–
5.125% € European Medium Term Note 2012	London Stock Exchange	(1,873)	–
		(2,698)	(291)
Long-term borrowings:
3.00% € European Medium Term Note 2012	London Stock Exchange	–	(640)
5.125% € European Medium Term Note 2012	London Stock Exchange	–	(1,919)
4.85% US$ US Medium Term Note 2013	New York Stock Exchange	(1,611)	(1,599)
4.375% US$ US Medium Term Note 2014	London Stock Exchange	(1,046)	(1,049)
3.875% € European Medium Term Note 2015	London Stock Exchange	(1,326)	(1,358)
5.625% € European Medium Term Note 2017	London Stock Exchange	(1,037)	(1,062)
5.65% US$ US Medium Term Note 2018	New York Stock Exchange	(1,768)	(1,756)
4.00% € European Medium Term Note 2025	London Stock Exchange	(616)	(632)
5.25% £ European Medium Term Note 2033	London Stock Exchange	(981)	(981)
5.375% US$ US Medium Term Note 2034	London Stock Exchange	(320)	(318)
6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(1,756)	(1,744)
6.375% £ European Medium Term Note 2039	London Stock Exchange	(694)	(694)
5.25% £ European Medium Term Note 2042	London Stock Exchange	(986)	(985)
Bank loans		(1)	(1)
Obligations under finance leases		(61)	(71)
		(12,203)	(14,809)
Net debt		(9,003)	(8,859)

180	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

32	Net debt continued

Current assets

Liquid investments are classified as available-for-sale investments. At 31 December 2011, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31st December 2011 was approximately 1.0% (2010 – approximately 1.6%). Liquid investment balances at 31 December 2011 earning interest at floating and fixed rates amount to £1 million and £183 million respectively (2010 – £2 million and £182 million).

The effective interest rate on cash and cash equivalents at 31 December 2011 was approximately 1.3% (2010 – approximately 1.3%). Cash and cash equivalents balances at 31st December 2011 earning interest at floating and fixed rates amount to £5,466 million and £21 million respectively (2010 – £5,752 million and £166 million).

GSK’s policy regarding the credit quality of cash and cash equivalents is referred to in Note 41, ‘Financial instruments and related disclosures’.

Short-term borrowings

GSK has a US $10 billion (£6.5 billion) commercial paper programme (2010 – $10 billion (£6.4 billion)), of which none was in issue at 31 December 2011. We also have committed facilities of 364 days duration of $4.4 billion (£2.8 billion) (2010 – $3.9 billion (£2.5 billion)) renewable annually, and liquid investments, cash and cash equivalents as shown in the table above.

The weighted average interest rate on current bank loans and overdrafts at 31 December 2011 was 5.5% (2010 – 4.5%).

Long-term borrowings

At the year-end, GSK had long-term borrowings of £12.2 billion (2010 – £14.8 billion) of which £8.2 billion (2010 – £8.2 billion) falls due in more than five years. The average effective pre-swap interest rate of all notes at 31 December 2011 was approximately 5.2% (2010 – approximately 5.2%).

Long-term borrowings repayable after five years carry interest at effective rates between 4.26% and 6.39%. The repayment dates range from 2017 to 2042.

Secured liabilities

GSK had no loans secured by charges on non-current and current assets in the year (2010 – £nil). The Group has pledged investments in US Treasury Notes with a par value of $119 million (£77 million) (2010 – $107 million (£69 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 29, ‘Other provisions’.

Finance lease obligations	2011 £m	2010 £m
Rental payments due within one year	37	37
Rental payments due between one and two years	27	32
Rental payments due between two and three years	18	21
Rental payments due between three and four years	12	13
Rental payments due between four and five years	4	8
Rental payments due after five years	8	8
Total future rental payments	106	119
Future finance charges	(11)	(16)
Total finance lease obligations	95	103

Finance lease obligations at 31 December 2011 bearing interest at floating and fixed rates amount to £67 million and £28 million, respectively (2010 – £70 million and £33 million).

GSK Annual Report 2011	181
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

33	Share capital and share premium account

	Ordinary Shares of 25p each		Share premium
	Number	£m	£m
Share capital authorised
At 31 December 2009	10,000,000,000	2,500
At 31 December 2010	10,000,000,000	2,500
At 31 December 2011	10,000,000,000	2,500
Share capital issued and fully paid
At 1 January 2009	5,661,316,237	1,415	1,326
Issued under employee share schemes	3,812,482	1	42
At 31 December 2009	5,665,128,719	1,416	1,368
Issued under employee share schemes	5,329,458	2	60
At 31 December 2010	5,670,458,177	1,418	1,428
Issued under employee share schemes	21,949,144	5	245
Share capital purchased and cancelled	(142,204,223)	(36)	–
At 31 December 2011	5,550,203,098	1,387	1,673

	31 December 2011 000	31 December 2010 000
Number of shares issuable under employee share schemes (Note 42)	126,810		207,132
Number of unissued shares not under option	4,322,987	4,122,410

At 31 December 2011, of the issued share capital, 90,922,720 shares were held in the ESOP Trusts, 501,157,927 shares were held as Treasury shares and 4,958,122,451 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 42, ‘Employee share schemes’.

A total of 169 million shares were purchased by the company during 2011 at a cost of £2,191 million. During the year 142 million shares were cancelled and 27 million shares added to Treasury shares.

Monthly purchases of shares during 2011 were as follows:

	Number of shares 000	Average share price excluding commission and stamp duty £
February	10,775	11.79
March	16,155	11.64
April	8,714	12.26
May	9,125	13.18
June	26,735	12.91
July	27,448	13.51
August	33,568	12.73
September	10,202	12.88
October	6,827	13.71
November	17,844	13.69
December	1,775	14.16
Total	169,168	12.89

The company expects to make further share repurchases of £1–2 billion during 2012. The exact amount and timing of further purchases and whether the shares will be held as Treasury shares or be cancelled will be determined by the company and is dependent on market conditions and other factors. No shares were purchased in the period 1 January 2012 to 7 February 2012. In the period 8 February 2012 to 2 March 2012 8.6 million shares were purchased at a cost of £122.3 million.

For details of substantial shareholdings refer to page 96.

182	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

34	Movements in equity

Retained earnings and other reserves amounted to £4,972 million at 31 December 2011 (2010 – £6,041 million; 2009 – £7,221 million) of which £421 million (2010 – £472 million; 2009 – £390 million) relates to joint ventures and associated undertakings. The cumulative translation exchange in equity is shown below in the following table:

	Net translation exchange included in:

	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2009	1,371	10	(11)	1,370
Exchange movements on overseas net assets	(161)	1	(34)	(194)
Reclassification of exchange on liquidation of overseas subsidiary	(44)	–	–	(44)
At 31 December 2009	1,166	11	(45)	1,132
Exchange movements on overseas net assets	145	–	21	166
Reclassification of exchange on liquidation of overseas subsidiary	(2)	–	–	(2)
At 31 December 2010	1,309	11	(24)	1,296
Exchange movements on overseas net assets	(259)	4	(44)	(299)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(1)	–	–	(1)
At 31 December 2011	1,049	15	(68)	996

The analysis of other comprehensive income by equity category is as follows:
	Retained earnings £m	Other reserves £m	Non-controlling interests £m	Total £m
2011
Exchange movements on overseas net assets and net investment hedges	(259)	4	(44)	(299)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(1)	–	–	(1)
Fair value movements on available-for-sale investments	–	(20)	–	(20)
Deferred tax on fair value movements on available-for-sale investments	–	23	–	23
Reclassification of fair value movements on available-for-sale investments	–	(29)	–	(29)
Reclassification of cash flow hedges to income statement	–	1	–	1
Actuarial losses on defined benefit plans	(969)	–	–	(969)
Deferred tax on actuarial movements in defined benefit plans	268	–	–	268
Share of other comprehensive expense of associates and joint ventures	(8)	–	–	(8)
Other comprehensive expense for the year	(969)	(21)	(44)	(1,034)

	Retained earnings £m	Other reserves £m	Non-controlling interests £m	Total £m
2010
Exchange movements on overseas net assets and net investment hedges	145	–	21	166
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	(2)	–	–	(2)
Fair value movements on available-for-sale investments	–	94	–	94
Deferred tax on fair value movements on available-for-sale investments	–	(25)	–	(25)
Reclassification of fair value movements on available-for-sale investments	–	1	–	1
Deferred tax reversed on reclassification of available-for-sale investments	–	(3)	–	(3)
Fair value movements on cash flow hedges	–	(8)	–	(8)
Deferred tax on fair value movements on cash flow hedges	–	1	–	1
Reclassification of cash flow hedges to income statement	–	3	–	3
Cash flow hedge reclassified to goodwill	–	6	–	6
Actuarial losses on defined benefit plans	–	–	(1)	(1)
Deferred tax on actuarial movements in defined benefit plans	1	–	–	1
Other comprehensive income for the year	144	69	20	233

GSK Annual Report 2011	183
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

34	Movements in equity continued

		Retained earnings £m	Other reserves £m	Non-controlling interests £m	Total £m
2009
Exchange movements on overseas net assets and net investment hedges		(161)	1	(34)	(194)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries		(44)	–	–	(44)
Tax on exchange movements		19	–	–	19
Fair value movements on available-for-sale investments		–	42	–	42
Deferred tax on fair value movements on available-for-sale investments		–	(20)	(4)	(24)
Deferred tax reversed on reclassification of available-for-sale investments		–	13	–	13
Fair value movements on cash flow hedges		–	(6)	–	(6)
Deferred tax on fair value movements on cash flow hedges		–	2	–	2
Reclassification of cash flow hedges to income statement		–	1	–	1
Fair value movement on subsidiary acquisition		–	(6)	–	(6)
Actuarial losses on defined benefit plans		(660)	–	1	(659)
Deferred tax on actuarial movements in defined benefit plans		183	–	–	183
Other comprehensive (expense)/income for the year		(663)	27	(37)	(673)

The analysis of other reserves is as follows:
	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m
At 1 January 2009	(1,445)	(8)	(3)	2,024	568
Transferred to income and expense in the year on disposals	–	(40)	1	–	(39)
Transferred to income and expense in the year on impairment	–	40	–	–	40
Net fair value movement in the year	–	30	(4)	–	26
Ordinary Shares acquired by ESOP Trusts	(57)	–	–	–	(57)
Ordinary Shares transferred by ESOP Trusts	13	–	–	–	13
Write-down of shares held by ESOP Trusts	351	–	–	–	351
Put option over non-controlling interest	–	–	–	(2)	(2)
At 31 December 2009	(1,138)	22	(6)	2,022	900
Transferred to income and expense in the year on disposals	–	(5)	3	–	(2)
Transferred to income and expense in the year on impairment	–	5	–	–	5
Net fair value movement in the year	–	67	(1)	–	66
Ordinary Shares acquired by ESOP Trusts	(16)	–	–	–	(16)
Ordinary Shares transferred by ESOP Trusts	17	–	–	–	17
Write-down of shares held by ESOP Trusts	292	–	–	–	292
At 31 December 2010	(845)	89	(4)	2,022	1,262
Transferred to income and expense in the year on disposals	–	(10)	3	–	(7)
Transferred to income and expense in the year on impairment	–	(19)	–	–	(19)
Net fair value movement in the year	–	10	(5)	–	5
Ordinary Shares purchased and cancelled	–	–	–	36	36
Ordinary Shares acquired by ESOP Trusts	(36)	–	–	–	(36)
Ordinary Shares transferred by ESOP Trusts	44	–	–	–	44
Write-down of shares held by ESOP Trusts	345	–	–	–	345
Forward contract on non-controlling interest	–	–	–	(28)	(28)
At 31 December 2011	(492)	70	(6)	2,030	1,602

Other reserves include various non-distributable merger and pre-merger reserves amounting to £1,849 million at 31 December 2011 (2010 – £1,849 million; 2009 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back programme amounting to £211 million at 31 December 2011 (2010 – £175 million; 2009 – £175 million).

184	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

35	Related party transactions

On 1 February 2011, GSK sold its entire 18% shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together generated a profit on disposal of £584 million.

GSK held a 19% interest in Aspen Pharmacare Holdings Limited at 31 December 2011 (2010 – 19%).

During 2011, GSK distributed £95 million (2010 – £81 million) of its products through Aspen’s extensive distribution network. At 31 December 2011, the balance due to GSK from Aspen was £16 million (2010 – £22 million) and the balance payable by GSK to Aspen was £11 million (2010 – £12 million).

In 2011, both GSK’s subsidiary, ViiV Healthcare Company, and Shionogi & Co. Ltd. entered into transactions with their 50/50 US joint venture company in support of the research and development activities conducted by that joint venture company. During 2011, ViiV Healthcare Company provided services to the joint venture of £61 million (2010 – £42 million). At 31 December 2011, the balance due to ViiV Healthcare Company from the joint venture was £26 million (2010 – £20 million).

At 31 December 2011, GSK held a 50% interest in ViiV Healthcare Shire Canada, through its subsidiary ViiV Healthcare ULC, which primarily co-markets Combivir, Trizivir and Epivir in certain territories. At 31 December 2011, the balance payable to ViiV Healthcare Shire Canada was £5 million (2010 – £4 million).

The aggregate compensation of the Directors and CET is given in Note 10, ‘Employee Costs’.

36	Adjustments reconciling profit after tax to operating cash flows

	2011 £m	2010 £m	2009 £m
Profit after tax	5,458	1,853	5,669

Tax on profits	2,240	1,304	2,222
Share of after tax profits of associates and joint ventures	(15)	(81)	(64)
Finance income net of finance costs	709	715	713
Depreciation	893	1,146	1,130
Amortisation of intangible assets	530	533	432
Impairment and assets written off	346	411	445
Profit on sale of intangible assets	(236)	(118)	(835)
Profit on sale of investments in associates	(585)	(8)	(115)
Profit on sale of equity investments	(10)	(17)	(40)
Changes in working capital:
(Increase)/decrease in inventories	(157)	238	(132)
Decrease/(increase) in trade receivables	192	905	(473)
(Increase)/decrease in other receivables	(69)	6	(134)
Increase in trade payables	442	154	499
Increase/(decrease) in other payables	2	(179)	409
(Decrease)/increase in pension and other provisions	(2,181)	1,653	(320)
Share-based incentive plans	198	179	179
Other	(44)	(63)	(40)
	2,255	6,778	3,876

Cash generated from operations	7,713	8,631	9,545

The decrease in pension and other provisions primarily reflects legal settlements of £1.5 billion and further contributions to the defined benefit pension schemes.

GSK Annual Report 2011	185
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

37	Reconciliation of net cash flow to movement in net debt

	2011 £m	2010 £m	2009 £m
Net debt at beginning of year	(8,859)	(9,444)	(10,173)
(Decrease)/increase in cash and bank overdrafts	(94)	(642)	1,054
Cash inflow from liquid investments	(30)	(91)	(87)
Net increase in long-term loans	–	–	(1,358)
Net (increase)/repayment of short-term loans	(37)	1,290	102
Net repayment of obligations under finance leases	38	45	48
Debt of subsidiary undertakings acquired	(10)	(20)	(9)
Exchange adjustments	(10)	61	1,041
Other non-cash movements	(1)	(58)	(62)
Movement in net debt	(144)	585	729
Net debt at end of year	(9,003)	(8,859)	(9,444)

Analysis of changes in net debt	At 31.12.10 £m	Exchange £m		Other £m	Reclassifications £m	Acquisitions £m	Cash flow £m	At 31.12.11 £m
Liquid investments	184	1		29	–	–	(30)	184
Cash and cash equivalents Overdrafts	6,057 (250)	(105 (3	) )	– –	– –	– –	(238 144)	5,714 (109)
	5,807	(108)		–	–	–	(94)	5,605

Debt due within one year: Eurobonds and Medium-Term Notes	–	–		–	(2,498)	–	–	(2,498)
Other	(41)	(1)		(9)	(29)	(10)	(1)	(91)
	(41)	(1)		(9)	(2,527)	(10)	(1)	(2,589)

Debt due after one year:
Eurobonds, Medium-Term Notes and private financing	(14,737)	97		–	2,498	–	–	(12,142)
Other	(72)	1		(21)	29	–	2	(61)
	(14,809)	98		(21)	2,527	–	2	(12,203)
Net debt	(8,859)	(10)		(1)	–	(10)	(123)	(9,003)

For further information on significant changes in net debt see Note 32 ‘Net debt’.

186	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

38	Acquisitions and disposals

Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:

2011

Acquisitions

During the year GSK completed four subsidiary acquisitions for cash. The total purchase price of £299 million included £16 million of cash acquired.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired
Intangible assets	6	122	128
Property, plant and equipment	52	(1)	51
Trade and other receivables	16	–	16
Other assets including cash and cash equivalents	23	1	24
Deferred tax provision	–	(31)	(31)
Other liabilities	(32)	(1)	(33)
	65	90	155
Goodwill	–	168	168
	65	258	323
Investment in associate converted into subsidiary	(25)	1	(24)
Total consideration	40	259	299

If the acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by £75 million for the year. As some of the subsidiaries have been fully integrated into the GSK business it is not practicable to separately identify the impact of the acquisitions on the Group profit for the year.

The goodwill arising on the acquisitions reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisitions of these businesses. In addition, goodwill of £10 million was recognised in respect of fair value adjustments to prior year acquisitions. None of the goodwill recognised is expected to be deductible for income tax purposes.

The results of the acquisitions are reported as part of the Consumer Healthcare and the Emerging Markets reportable operating segments.

The Group recognised a loss of £1 million as a result of remeasuring to fair value an associate held prior to the acquisition date. This loss is reported as a loss on disposal of interest in associates in the income statement.

Acquisition costs expensed in 2011 arising on acquisitions totalled £2 million.

Investments and joint ventures

GSK made cash contributions of £33 million in a joint venture in which the Group has a 50% share, made cash investments in associates totalling £2 million and transferred a £3 million equity investment into associates in which the group has increased its share from 5% to 37%.

Disposals

GSK disposed of one subsidiary. The cash outflow on disposal was £10 million net of cash disposed. On 1 February 2011 GSK disposed of its entire 18% shareholding in Quest Diagnostics Inc., a US clinical laboratory business listed on the New York Stock Exchange. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together generated a profit on disposal of £584 million before tax.

Cash flows	Other acquisitions £m	Associates and joint ventures £m	Total £m
Total cash consideration	299	35	334
Cash and cash equivalents acquired	(16)	–	(16)
Cash consideration, net of cash acquired	283	35	318
Net cash consideration paid	264	35	299
Deferred consideration	19	–	19
Cash consideration, net of cash acquired	283	35	318
Net cash (outflow)/proceeds from disposals, net of cash disposed	(10)	1,044	1,034

GSK Annual Report 2011	187
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

38	Acquisitions and disposals continued

2010

Acquisitions

Laboratorios Phoenix S.A.C.yF.

On 10 June 2010, GSK acquired 100% of the issued share capital of Laboratorios Phoenix S.A.C.yF., a leading pharmaceutical business focused on the development, marketing and sale of branded generic and over-the-counter products in Latin America, for cash. The purchase price of £174 million included £11 million of net cash, £121 million of intangible assets, £72 million of goodwill and £30 million of other net liabilities. The goodwill arising on the acquisition of this business reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisition of an established market participant. None of the goodwill recognised is expected to be deductible for income tax purposes.

The results of Phoenix are reported as part of the Emerging Markets operating segment. This transaction has been accounted for by using the purchase method of accounting.

The pro-forma results of Laboratorios Phoenix S.A C.yF. for the full year are turnover of £60 million and loss after tax (before major restructuring) of £2 million.

Since acquisition, GSK recorded turnover of £35 million and after tax losses (before major restructuring) of £0.5 million from the business. Transaction costs expensed in 2010 arising on the acquisition of Laboratorios Phoenix S.A.C.yF. amounted to £3 million.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired
Intangible assets	–	121	121
Property, plant and equipment	6	10	16
Other assets including cash and cash equivalents	39	7	46
Deferred tax provision	(1)	(41)	(42)
Other liabilities	(27)	(12)	(39)
	17	85	102
Goodwill	–	72	72
Total consideration	17	157	174

Other acquisitions

During the year, GSK completed three smaller subsidiary acquisitions for cash. The total purchase price of £198 million included £1 million of net cash.

	Book value £m	Fair value adjustments £m	Fair value £m
Net assets acquired
Intangible assets	3	128	131
Property, plant and equipment	9	2	11
Other assets including cash and cash equivalents	20	12	32
Deferred tax provision	–	(33)	(33)
Other liabilities	(10)	–	(10)
	22	109	131
Goodwill	–	75	75
Fair value gain recognised on conversion of associate to subsidiary	–	(8)	(8)
Total consideration	22	176	198

If the other acquisitions had been made at the beginning of the year, it is estimated that Group turnover would have increased by £51 million for the year. As some of the subsidiaries have been fully integrated into the GSK business it is not practicable to separately identify the impact of the acquisitions on the Group profit for the year.

188	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

38	Acquisitions and disposals continued

2010

Acquisitions continued

The goodwill arising on the acquisitions reflects the potential for business synergies and further sales growth through the increase in GSK’s market presence following the acquisition of these established market participants. In addition, goodwill of £13 million was recognised in respect of further consideration for a prior year acquisition. None of the goodwill recognised is expected to be deductible for income tax purposes.

The results of the other acquisitions are reported primarily as part of the Emerging Markets reportable operating segment.

The Group recognised a gain of £8 million as a result of measuring at fair value an associate held prior to the acquisition date. This gain is reported as Profit on disposal of interest in associates in the income statement.

Acquisition costs expensed in 2010 arising on other acquisitions totalled £7 million.

Investments and joint ventures

GSK made cash and non-cash contributions of £24 million in a joint venture in which the Group has a 50% share, £6 million in a joint venture in which the Group has a 49% share, an investment in an associate of £32 million to increase the Group’s share to 27% and other investments in associates totalling £3 million.

Cash flows	Phoenix £m	Other acquisitions £m	Associates and joint ventures £m	Total £m
Total cash consideration	174	198	61	433
Cash and cash equivalents acquired	(11)	(1)	–	(12)
Cash consideration, net of cash acquired	163	197	61	421

Net cash consideration paid	163	191	61	415
Deferred consideration	–	6	–	6
Cash consideration, net of cash acquired	163	197	61	421

2009

Acquisitions

Certain businesses from UCB S.A.

On 31 March 2009, the Group acquired from UCB S.A. its marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America which included several leading pharmaceutical brands in a number of disease areas. Subsequent to this date the Group completed further country acquisitions which formed part of the original transaction. The purchase price of £477 million included £5 million of net cash, £445 million of intangible assets, £87 million of goodwill and £60 million of other net liabilities. The goodwill arising on the acquisition of this business reflects the potential for product growth throughout the regions and the expected synergies for the Group. This transaction has been accounted for by the purchase method of accounting.

The transaction included acquisition of both a number of legal entities and product rights that had been previously marketed outside of those entities. The product portfolio acquired was integrated into the GSK business after acquisition and it is not therefore practicable to identify the result after tax arising as a result of this transaction for the period of 2009 after acquisition.

During 2009, prior to acquisition it is estimated that the product portfolio recorded turnover of £26 million. Since acquisition GSK recorded turnover of £77 million in 2009 from the products acquired.

	Book value £m	Fair value adjustment £m	Fair value £m
Net assets acquired
Intangible assets	417	28	445
Property, plant and equipment	1	–	1
Cash and cash equivalents	5	–	5
Deferred tax provision	–	(56)	(56)
Other liabilities	(5)	–	(5)
	418	(28)	390
Goodwill	–	87	87
Total consideration	418	59	477

GSK Annual Report 2011	189
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

38	Acquisitions and disposals continued

2009

Acquisitions continued

Stiefel Laboratories, Inc.

On 22 July 2009, the Group acquired all of the share capital of Stiefel Laboratories, Inc., the world’s largest private dermatological company for a cash consideration of £1,993 million net of cash acquired and including £326 million of debt repaid on acquisition. The purchase price of £2,219 million (including contingent cash consideration of £152 million payable upon certain criteria being met by specified dates in the future) included £74 million of cash and cash equivalents, £1,513 million of intangible assets, £885 million of goodwill, representing the potential for additional growth from the combination of the Stiefel business and GSK’s existing dermatology portfolio, and £253 million of other net liabilities. The purchase price included potential obligations to make additional payments of up to $300 million (£183 million) depending on the future performance of certain products. Stiefel Laboratories Inc. had a turnover of £547 million and a loss after tax (including restructuring costs) of £103 million for the year ended 31 December 2009, of which £248 million of turnover and £78 million of loss after tax (including restructuring costs) related to the period since acquisition and are included in the Group accounts. In 2009, since acquisition, Stiefel made an operating profit of £35 million before restructuring costs and intangible assets amortisation.

The business will provide significant opportunities for both sales and cost synergies. Stiefel’s products will benefit from GSK’s global distribution and commercial organisations, particularly in markets such as Brazil, Russia, India, China and Japan. GSK’s products will benefit from Stiefel’s speciality sales force relationships and experienced management in dermatology.

Cost synergies for the business are expected primarily from combining manufacturing and administrative functions. As previously reported, GSK expects to deliver annual pre-tax cost savings of up to £155 million by 2012 with restructuring costs of approximately £205 million. Excluding restructuring costs, the Stiefel acquisition resulted in a dilution of GSK’s earnings per share of less than 1% in 2009.

	Book value £m	Fair value adjustment £m	Fair value £m
Net assets acquired
Intangible assets	274	1,239	1,513
Property, plant and equipment	111	–	111
Other assets including cash and cash equivalents	210	47	257
Deferred tax provision	35	(331)	(296)
Other liabilities	(251)	–	(251)
	379	955	1,334
Goodwill	–	885	885
Total consideration	379	1,840	2,219

ViiV Healthcare Limited

On 30 October 2009, GSK acquired Pfizer Inc.’s HIV business and combined it with its own HIV business to form ViiV Healthcare Limited, a sub-group owned 85% by GSK and 15% by Pfizer. The consideration given by GSK, representing 15% of the net value of GSK’s HIV business, contingent consideration and transaction costs, was valued at £383 million. This was represented by £595 million of intangible assets, £172 million of deferred tax liability, £21 million of other net assets, £316 million increase in non-controlling interests and £255 million of goodwill representing the economies of scale gained from the combination of the two businesses and the potential for growth of both partners’ HIV products within ViiV Healthcare. The non-controlling interest represents Pfizer’s interest in ViiV Healthcare including the right to preferential dividends based on the sales performance of certain products.

GSK recognised an accounting gain of £296 million on this transaction arising on the disposal of a 15% interest in GSK’s HIV business to Pfizer recorded at book value, in return for 85% of Pfizer’s HIV business recorded at fair value.

190	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

38	Acquisitions and disposals continued

2009

Acquisitions continued

The acquired Pfizer HIV business had a turnover of £89 million and a loss after tax of £39 million in 2009, of which, after taking account of the transition status in various territories, £1 million of turnover and £23 million of loss after tax, including restructuring costs, was recognised in the Group accounts in 2009.

		Book value £m	Fair value adjustment £m	Fair value £m
Net assets acquired
Intangible assets		13	582	595
Other assets including cash and cash equivalents		10	11	21
Deferred tax provision		–	(172)	(172)
		23	421	444
Non-controlling interests		–	(316)	(316)
Goodwill		–	255	255
Total consideration		23	360	383

Consideration
Fair value of assets contributed by GSK				328
Fair value of contingent equity contributed by GSK				37
Direct costs				18
Total consideration				383

Other acquisitions

Other investments in the year included £327 million in five subsidiaries, £16 million in a joint venture in which the Group has a 50% share and £20 million in an associate in which the Group has an initial 40% share.

Cash flows	Certain businesses of UCB S.A. £m	Stiefel Laboratories, Inc. £m	Other £m	Total £m
Cash consideration	477	2,067	371	2,915
Cash and cash equivalents acquired	(5)	(74)	(15)	(94)
Net cash consideration	472	1,993	356	2,821
Contingent consideration	–	152	2	154
Net purchase consideration	472	2,145	358	2,975

If the acquisitions of subsidiaries had been made at the beginning of the year, it is estimated that Group turnover would have increased by £477 million for the year. As some of the acquisitions have been fully integrated into the GSK business it is not practicable to separately identify the impact of the acquisitions on the Group profit for the year.

GSK Annual Report 2011	191
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

39	Commitments

	25,256	25,256
Contractual obligations and commitments	2011 £m	2010 £m
Contracted for but not provided in the financial statements:
Intangible assets	7,968	11,762
Property, plant and equipment	504	380
Investments	64	37
Purchase commitments	882	1,127
Business combinations	–	285
Pensions	730	1,095
Other commitments	190	242
Interest on loans	9,491	10,312
Finance lease charges	11	16
	19,840	25,256

The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. A number of commitments were made in 2011 under licensing and other agreements, including arrangements with Theravance, Inc. and Janssen Biologics (Ireland). These new arrangements were offset by reduced commitments due on prior year transactions including amendments to the agreements with Anacor Pharmaceuticals, Inc., Concert Pharmaceuticals, Inc., Chroma Therapeutics, Inc., OncoMed Pharmaceuticals, Inc., and Tolerx, Inc., and also to MPEX Pharmaceuticals, Inc. which was terminated during the year.

In 2009, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2008 actuarial funding valuation. The table above shows this commitment, but excludes the normal ongoing annual funding requirement of approximately £120 million.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.

Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

	25,256	25,256
Commitments under non-cancellable operating leases	2011 £m	2010 £m
Rental payments due within one year	113	123
Rental payments due between one and two years	65	73
Rental payments due between two and three years	46	46
Rental payments due between three and four years	30	32
Rental payments due between four and five years	17	25
Rental payments due after five years	83	116
Total commitments under non-cancellable operating leases	354	415

40	Post balance sheet events

On 31 January 2012, GSK completed the disposal of the non-core North American OTC brands for proceeds of £426 million.

On 17 January 2012, GSK’s co-promotion agreement for Vesicare with Astellas Pharma Inc. was terminated. As a result, GSK will be recording cumulative income, attributable to the performance of the brand in 2011, in the first quarter of 2012 of approximately $270 million (£170 million) within turnover.

192	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

41	Financial instruments and related disclosures

GlaxoSmithKline plc reports in Sterling and pays dividends out of Sterling profits. The role of Corporate Treasury is to manage and monitor our external and internal funding requirements and financial risks in support of our strategic objectives. Treasury activities are governed by policies and procedures approved by the Board of Directors, most recently on 14 July 2011.

A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a monthly basis to review treasury activities. Its members receive management information relating to treasury activities. Internal audit reviews the Treasury internal control environment regularly.

GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage risks from these operations. These derivatives, principally comprising forward foreign currency contracts, interest rate and currency swaps, are used to swap borrowings and liquid assets into currencies required for Group purposes and to manage exposure to funding risks from changes in foreign exchange rates and interest rates.

GSK does not hold or issue derivatives for speculative purposes and our Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Capital management

GSK’s financial strategy is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity that delivers the best returns to shareholders whilst maintaining credit ratings that maximise our flexibility to access debt capital markets on attractive terms.

The capital structure of the Group consists of net debt of £9.0 billion (see Note 32, ‘Net debt’) and shareholders’ equity of £8.0 billion (see ‘Consolidated statement of changes in equity’ on page 139). Total capital, including that provided by non-controlling interests of £0.8 billion, is £17.8 billion.

We allocate capital where it can deliver the best returns for our shareholders. Our commitment is to use free cash flow to support dividends, undertake share repurchases or, where returns are more attractive, invest in bolt-on acquisitions. Investment opportunities will continue to be assessed against strict financial criteria.

With significant levels of patent or trademark protection, our pharmaceutical products compete largely on product efficacy or differentiation. Selling margins are sufficient to cover normal operating costs and our operations continue to be highly cash generative. Net cash inflow from operating activities was £6.3 billion in 2011 and free cash flow was £4.1 billion.

In 2011, we returned all of our free cash flow and asset disposal proceeds to shareholders through a balance of dividends and share buy-backs. We paid out £3.4 billion in dividends and completed £2.2 billion of share repurchases as part of our long-term programme. Alongside both of these, we have also elected to return the net proceeds from the sale of our non-core North American OTC brands to shareholders through payment of a supplemental dividend.

In 2012, we expect to deliver continued dividend growth and as part of our long-term share buy back programme we are targeting share repurchases of £1-2 billion depending on market conditions.

Net debt increased during the year by £0.1 billion, from £8.9 billion at 31 December 2010 to £9.0 billion at 31 December 2011, as the Group’s positive cash generation and cash holdings were largely sufficient to finance the Group’s acquisitions, dividends, share buy-backs and payment of legal costs in the year.

GSK operates on a global basis, primarily through subsidiary companies established in the markets in which we trade. We manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise return to shareholders through an appropriate balance of debt and equity.

Liquidity risk

GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The cash flow forecast and funding requirements are monitored by the TMG on a monthly basis.

We have a European Medium Term Note programme of £15 billion. At 31 December 2011, we had £8.2 billion of notes in issue under this programme. We also have a US shelf registration statement. At 31 December 2011, we had $10.0 billion (£6.5 billion) of notes in issue under this programme.

At 31 December 2011, GSK had borrowings of £2.7 billion repayable within one year. GSK’s long-term borrowings mature at dates between 2013 and 2042. Our long-term debt ratings have remained unchanged since February 2008. Currently GSK is rated A+ stable outlook by Standard and Poor’s and A1 stable outlook by Moody’s Investors Service (‘Moody’s’). Our short-term debt ratings are A-1 and P-1 with Standard and Poor’s and Moody’s respectively.

GSK has access to short-term finance under a US$10 billion commercial paper programme and $4.4 billion of committed facilities. The facilities were last renewed in October 2011, and were increased from $3.9 billion to $4.4 billion at that time. We consider this level of committed facilities to be adequate given current liquidity requirements. For further information on these facilities, please refer to Note 32, ‘Net debt’.

As well as committed facilities GSK also has substantial cash and cash equivalents and liquid investments, which amounted to £5.9 billion at 31 December 2011. In 2011 we reviewed our cash balances relative to our debt portfolio and the sources of the debt that we access in order to improve the efficiency of our balance sheet. As a result, we intend to reduce our effective net funding cost by maintaining a lower level of cash and by diversifying our sources of funding given the current low interest rate environment.

Market risk

Interest rate risk management

GSK’s objective is to reduce the effective net interest cost and to rebalance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the amount of floating interest payments to a prescribed percentage of trading profit.

We use a series of interest rate swaps to redenominate one of our bonds into floating interest rates. The duration of these swaps match the duration of the principal instrument. Interest rate derivative instruments are accounted for as fair value or cash flow hedges of the relevant assets or liabilities.

GSK Annual Report 2011	193
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

41	Financial instruments and related disclosures continued

Foreign exchange risk management

Foreign currency transaction exposures arising on internal and external trade flows are not hedged. The exposure of overseas operating subsidiaries to transaction risk is minimised by matching local currency income with local currency costs. For this purpose, our internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Exceptional foreign currency cash flows can be hedged selectively under the management of Corporate Treasury and the TMG. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency. In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US dollars, Euros and Sterling. Certain borrowings can be swapped into other currencies as required. Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts are also used in major currencies to reduce our exposure to our investment in overseas Group assets (see ‘Net investment hedges’ section of this note for further details). The TMG reviews the ratio of borrowings to assets for major currencies monthly.

Credit risk

The Group considers its maximum credit risk to be £11,541 million (2010 – £12,285 million) which is the total of the Group’s financial assets with the exception of ‘Other investments’ which do not bear credit risk. See page 195 for details on the Group’s total financial assets. GSK’s greatest concentration of credit risk is £2.0 billion of investments in US Treasury and Treasury repo only money market funds. These funds are Aaa/AAA rated by Moody’s and Standard and Poor’s respectively and bear credit exposure to the US Government (Aaa/AA+ rated with Moody’s and Standard and Poor’s respectively). In 2010, the greatest concentration of credit risk was £1.3 billion with JP Morgan Chase (Aa1/AA- rated at the time with Moody’s and Standard and Poor’s respectively), comprising £1.2 billion invested in deposits and £0.1 billion of derivatives.

Treasury-related credit risk

GSK has managed its exposure to credit risk more actively in the recent financial crisis, reducing surplus cash balances in particular in the Middle East, Africa and Europe. This is part of our Treasury strategy to regionalise our cash management and to concentrate cash centrally as much as possible. GSK has continued to maintain its conservative approach to counterparty risk throughout this period. A report on relationship banks and their credit ratings is presented annually to the TMG for approval. The aggregate credit risk in respect of financial instruments the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s and Standard and Poor’s. The table below sets out the credit ratings of counterparties for liquid investments, cash and cash equivalents and derivatives. The gross asset position on each derivative contract is considered for the purpose of this table, although, under the ISDA contracts, the amount at risk is the net position with each counterparty.

The £102 million invested in Baa3/BBB- rated investments includes a proportion of GSK’s Indian assets: bank deposits with HDFC Bank and State Bank of India and Indian Government bonds. These counterparties are used either for local cash management purposes or for local investment purposes where GSK is not the sole shareholder.

The £17 million invested in Ba2/BB rated counterparties comprises bank balances held by operating companies overseas.

										Credit rating of counterparty
2011	Aaa/AAA £m	Aa1/AA+ £m	Aa2/AA £m	Aa3/AA- £m	A1/A+ £m	A2/A £m	A3/A- £m	Baa1/BBB+ £m	Baa2/BBB £m	Baa3/BBB- £m	Ba1/BB+ £m	Ba2/BB £m	Total £m
Bank balances and deposits	–	–	–	812	2,183	720	39	3	5	96	–	17	3,875
US Treasury and Treasury repo only money market funds	–	1,839	–	–	–	–	–	–	–	–	–	–	1,839
Corporate debt instruments	–	–	–	9	–	–	–	–	–	–	–	–	9
Government securities	–	169	–	–	–	–	–	–	–	6	–	–	175
3rd party financial derivatives	–	–	–	12	68	34	24	–	–	–	–	–	138
Total	–	2,008	–	833	2,251	754	63	3	5	102	–	17	6,036

										Credit rating of counterparty
2010	Aaa/AAA £m	Aa1/AA+ £m	Aa2/AA £m	Aa3/AA- £m	A1/A+ £m	A2/A £m	A3/A- £m	Baa1/BBB+ £m	Baa2/BBB £m	Baa3/BBB- £m	Ba1/BB+ £m	Ba2/BB £m	Total £m
Bank balances and deposits	–	–	1,772	1,226	2,494	67	–	1	–	84	16	–	5,660
US Treasury and Treasury repo only money market funds	360	–	–	–	–	–	–	–	–	–	–	–	360
Corporate debt instruments	–	–	–	10	–	–	–	–	–	–	–	–	10
Government securities	192	–	–	–	–	–	–	–	–	8	11	–	211
3rd party financial derivatives	–	–	23	49	100	–	–	–	–	–	–	–	172
Total	552	–	1,795	1,285	2,594	67	–	1	–	92	27	–	6,413

The credit ratings in the above tables are as assigned by Moody’s and Standard and Poor’s respectively. Where the opinion of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency data is the only source available, the ratings are converted to global ratings equivalent to those of Moody’s Investor Services or Standard and Poor’s using published conversion tables.

194	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

41	Financial instruments and related disclosures continued

Our centrally managed cash reserves amounted to £3.6 billion at 31 December 2011, all available within 3 months. This excludes £0.5 billion centrally managed cash held by ViiV Healthcare, an 85% owned subsidiary. The Group has invested centrally managed liquid assets in bank deposits and Aaa/AAA rated US Treasury and Treasury repo only money market funds (as noted above these bear credit exposure to the US Government (Aaa/AA+ rated)).

Global counterparty limits are assigned to each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Corporate Treasury’s usage of these limits is monitored daily by a Corporate Compliance Officer (CCO) who operates independently of Corporate Treasury. Any breach of these limits would be reported to the CFO immediately. The CCO also monitors the credit rating of these counterparties and, when changes in ratings occur, notifies Corporate Treasury so that changes can be made to investment levels or to authority limits as appropriate.

Wholesale and retail credit risk

In the USA, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amount to approximately 77% of the Group’s US Pharmaceuticals and Vaccines turnover. At 31 December 2011, the Group had trade receivables due from these three wholesalers totalling £934 million (2010 – £890 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.

The Group’s credit risk monitoring activities relating to these wholesalers include review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful debts (see Note 24, ‘Trade and other receivables’). Outside the USA, no customer accounts for more than 5% of the Group’s trade receivables balance.

Fair value of financial assets and liabilities

The table on page 195 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities at 31 December 2011 and 31 December 2010.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents – approximates to the carrying amount

•

Liquid investments – based on quoted market prices or calculated based on observable inputs in the case of marketable securities; based on principal amounts in the case of non-marketable securities because of their short repricing periods

•

Other investments – investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other investments determined by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets

•	Short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments

•

Long-term loans – based on quoted market prices in the case of the Eurobonds and other fixed rate borrowings; approximates to the carrying amount in the case of floating rate bank loans and other loans

•	Forward exchange contracts – based on market data and exchange rates at the balance sheet date

•	Currency swaps – based on market data at the balance sheet date

•	Interest rate swaps – based on the net present value of discounted cash flows

•	Receivables and payables – approximates to the carrying amount

•	Company-owned life insurance policies – based on cash surrender value

•	Lease obligations – approximates to the carrying amount.

Fair value of investments in GSK shares

At 31 December 2011, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £492 million (2010 – £845 million) with a fair value of £1,337 million (2010 – £1,308 million) based on quoted market price. The shares represent purchases by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. The carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2011, GSK held Treasury shares at a cost of £6,661 million (2010 – £6,286 million) which has been deducted from retained earnings.

Committed facilities

The Group has committed facilities of $4.4 billion (£2.8 billion) (2010 – $3.9 billion (£2.5 billion)) renewable annually. The facilities were last renewed in October 2011. At 31 December 2011 these were undrawn.

GSK Annual Report 2011	195
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222
41	Financial instruments and related disclosures continued

		2011		2010
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Cash and cash equivalents	5,714	5,714	6,057	6,057

Available-for-sale investments:
Liquid investments:
– Government bonds	175	175	172	172
– other	9	9	12	12
Total liquid investments	184	184	184	184
Other investments	590	590	711	711

Loans and receivables:
Trade and other receivables and certain Other non-current assets in scope of IAS 39	5,312	5,312	5,667	5,667

Financial assets at fair value through profit or loss:
Other non-current assets	176	176	187	187
Derivatives designated as at fair value through profit or loss	107	107	97	97
Derivatives classified as held for trading under IAS 39	48	48	93	93
Total financial assets	12,131	12,131	12,996	12,996
Financial liabilities measured at amortised cost:
Borrowings:
– bonds in a designated hedging relationship	(5,907)	(6,290)	(6,029)	(6,401)
– other bonds	(8,733)	(10,627)	(8,708)	(9,653)
– bank loans and overdrafts	(166)	(166)	(260)	(260)
– obligations under finance leases	(95)	(95)	(103)	(103)
Total borrowings	(14,901)	(17,178)	(15,100)	(16,417)
Trade and other payables, Other provisions and Other non-current liabilities in scope of IAS 39	(7,105)	(7,105)	(6,590)	(6,590)

Financial liabilities at fair value through profit or loss:
Derivatives designated as at fair value through profit or loss	–	–	(23)	(23)
Derivatives classified as held for trading under IAS 39	(177)	(177)	(170)	(170)
Total financial liabilities	(22,183)	(24,460)	(21,883)	(23,200)
Net financial assets and financial liabilities	(10,052)	(12,329)	(8,887)	(10,204)

Trade and other receivables and certain Other non-current assets as well as Trade and other payables, Other provisions and Other non-current liabilities are reconciled to the relevant Notes on page 197. For those financial assets and liabilities which are classified as measured at fair value on the balance sheet, the valuation methodology is described and categorised on page 196. Derivative balances are analysed by instrument type and hedging programme on page 200.

196	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

41	Financial instruments and related disclosures continued

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 31 December 2011	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	172	12	–	184
Other investments	385	–	205	590
Financial assets at fair value through profit or loss:
Other non-current assets	–	176	–	176
Derivatives designated as at fair value through profit or loss	–	107	–	107
Derivatives classified as held for trading under IAS 39	–	47	1	48
	557	342	206	1,105
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Derivatives designated as at fair value through profit or loss	–	–	–	–
Derivatives classified as held for trading under IAS 39	–	(176)	(1)	(177)
	–	(176)	(1)	(177)

At 31 December 2010	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Available-for-sale financial assets:
Liquid investments	159	25	–	184
Other investments	491	–	220	711
Financial assets at fair value through profit or loss:
Other non-current assets	–	187	–	187
Derivatives designated as at fair value through profit or loss	–	97	–	97
Derivatives classified as held for trading under IAS 39	–	92	1	93
	650	401	221	1,272
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Derivatives designated as at fair value through profit or loss	–	(23)	–	(23)
Derivatives classified as held for trading under IAS 39	–	(169)	(1)	(170)
	–	(192)	(1)	(193)

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2011 £m	2010 £m
At 1 January	220	209
Losses recognised in the income statement	(29)	(13)
Gains/(losses) recognised in other comprehensive income	7	(1)
Additions	31	51
Disposals	(14)	(3)
Transfers from Level 3	(10)	(26)
Exchange	–	3
At 31 December	205	220

Net losses of £25 million (2010 – £13 million) attributable to Level 3 financial instruments held at the end of the year were reported in Other operating income. Transfers out of Level 3 of £10 million (2010 – £26 million) relate to equity investments which were listed on stock exchanges or which were transferred to investments in associates during the year. A reasonably possible change in assumptions is unlikely to result in a material change in the fair value of the Level 3 instruments.

GSK Annual Report 2011	197
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

41	Financial instruments and related disclosures continued

Trade and other receivables and Other non-current assets in scope of IAS 39

The following table reconciles financial assets within Trade and other receivables and Other non-current assets which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial assets are predominantly non-interest earning. Financial instruments within the Other non-current assets balance include company-owned life insurance policies. Other assets include tax receivables, pension surplus balances and prepayments, which are outside the scope of IAS 39.

					2011					2010
	Financial assets at fair value through profit or loss £m	Loans and receivables £m	Financial instruments £m	Other £m	Total £m	Financial assets at fair value through profit or loss £m	Loans and receivables £m	Financial instruments £m	Other £m	Total £m
Trade and other receivables (Note 24)	–	5,055	5,055	521	5,576	–	5,378	5,378	415	5,793
Other non-current assets (Note 22)	176	257	433	92	525	187	289	476	80	556
	176	5,312	5,488	613	6,101	187	5,667	5,854	495	6,349

The following table shows the age of such financial assets which are past due and for which no provision for bad or doubtful debts has been made:

	2011 £m	2010 £m
Past due by 1–30 days	191	134
Past due by 31–90 days	92	138
Past due by 91–180 days	80	61
Past due by 181–365 days	60	66
Past due by more than 365 days	81	67
	504	466

Amounts past due by greater than 90 days and for which no provision for bad or doubtful debts has been made total £221 million (2010 – £194 million). Of this balance £136 million (2010 – £113 million) relates to receivables due from state hospital authorities in Greece, Ireland, Italy, Portugal and Spain. The total receivables due from state hospital authorities in these countries (current and past due, net of provisions) is £293 million (2010 – £343 million).

Trade and other payables, Other provisions and Other non-current liabilities in scope of IAS 39

The following table reconciles financial liabilities within Trade and other payables, Other provisions and Other non-current liabilities which fall within the scope of IAS 39 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest bearing. Accrued wages and salaries are included within financial liabilities. Other liabilities include payments on account, tax and social security payables and provisions which do not constitute contractual obligations to deliver cash or another financial asset, which are outside the scope of IAS 39.

			2011			2010
	Financial instruments £m	Other £m	Total £m	Financial instruments £m	Other £m	Total £m
Trade and other payables (Note 27)	(6,951)	(408)	(7,359)	(6,320)	(568)	(6,888)
Other provisions (Note 29)	(62)	(3,572)	(3,634)	(54)	(5,230)	(5,284)
Other non-current liabilities (Note 30)	(92)	(534)	(626)	(216)	(378)	(594)
	(7,105)	(4,514)	(11,619)	(6,590)	(6,176)	(12,766)

198	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

41	Financial instruments and related disclosures continued

Debt interest rate repricing table

The following table sets out the exposure of the Group to interest rates on debt before and after the effect of interest rate swaps. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than obligations under finance leases.

			2011			2010
	Debt £m	Effect of interest rate swaps £m	Total £m	Debt £m	Effect of interest rate swaps £m	Total £m
Floating and fixed rate debt less than one year	(2,664)	(1,046)	(3,710)	(259)	(1,049)	(1,308)
Between one and two years	(1,611)	–	(1,611)	(2,559)	–	(2,559)
Between two and three years	(1,046)	1,046	–	(1,599)	–	(1,599)
Between three and four years	(1,326)	–	(1,326)	(1,049)	1,049	–
Between four and five years	–	–	–	(1,358)	–	(1,358)
Between five and ten years	(2,806)	–	(2,806)	(2,819)	–	(2,819)
Greater than ten years	(5,353)	–	(5,353)	(5,354)	–	(5,354)
Total	(14,806)	–	(14,806)	(14,997)	–	(14,997)
Original issuance profile:
Fixed rate interest	(14,639)	1,046	(13,593)	(14,757)	1,049	(13,708)
Floating rate interest	(166)	(1,046)	(1,212)	(239)	(1,049)	(1,288)
Total interest bearing	(14,805)	–	(14,805)	(14,996)	–	(14,996)
Non-interest bearing	(1)	–	(1)	(1)	–	(1)
	(14,806)	–	(14,806)	(14,997)	–	(14,997)

The Group holds interest rate swaps, designated as fair value hedges, to convert £1,046 million of fixed rate debt with a maturity between two and three years (2010: £1,049 million with a maturity between three and four years) into a floating rate exposure.

Sensitivity analysis

The sensitivity analysis has been prepared on the assumption that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 December.

Financial instruments affected by market risk include borrowings, deposits and derivative financial instruments. The following analyses are intended to illustrate the sensitivity of such financial instruments to changes in relevant foreign exchange and interest rates.

Foreign exchange sensitivity

The tables below show the Group’s sensitivity to foreign exchange rates on its US dollar, Euro and Yen financial instruments excluding obligations under finance leases and certain non-derivative financial instruments not in net debt and which do not present a material exposure. These three currencies are the major foreign currencies in which GSK’s financial instruments are denominated. GSK has considered movements in these currencies over the last three years and has concluded that a 10 cent or 20 yen movement in rates against GBP is a reasonable benchmark. In the table below, financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. Inter-company loans which are fully hedged to maturity with a currency swap have been excluded from this analysis.

		2011		2010
Non-functional currency foreign exchange exposure	Increase in income £m	Reduction in equity £m	Increase in income £m	Reduction in equity £m
10 cent appreciation of the US dollar (2010: 31 cent)	137	–	386	–
10 cent appreciation of the Euro (2010: 23 cent)	16	760	35	1,697
20 yen appreciation of the Yen (2010: 25 yen)	1	–	–	–
An equivalent depreciation of the stated currencies would have an equal and opposite effect.

The movements in the income statement relate primarily to hedging instruments for US legal provisions, and to trade payables and trade receivables. Whilst the hedging instruments provide economic hedges, the related provisions are not financial instruments and therefore are not included in the table above. The combined sensitivity of these hedging instruments and the provisions would be insignificant if the provisions were included.

The movements in equity relate to foreign exchange positions used to hedge Group assets denominated in Euro. Therefore, a movement in the value of the currency swap is largely offset by a corresponding opposite movement in the Group asset. Foreign exchange sensitivity on Group assets other than financial instruments is not included above.

GSK Annual Report 2011	199
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

41	Financial instruments and related disclosures continued

The table below presents the Group’s sensitivity to foreign exchange rates based on the composition of net debt.

Impact of foreign exchange movements on net debt	2011 Increase/(decrease) in net debt £m	2010 Increase/(decrease) in net debt £m
10 cent appreciation of the US dollar (2010: 31 cent)	392	1,164
10 cent appreciation of the Euro (2010: 23 cent)	(21)	(149)
20 yen appreciation of the Yen (2010: 25 yen)	(70)	(13)

An equivalent depreciation of the stated currencies would have an equal and opposite effect.

Interest rate sensitivity

The table below shows the Group’s sensitivity to interest rates on its floating rate Sterling, US dollar and Euro financial instruments, being the currencies in which GSK has historically issued debt and held investments. GSK has considered movements in these interest rates over the last three years and has concluded that a 1% (100 basis points) increase is a reasonable benchmark. Debt with a maturity of less than one year is floating rate for this calculation. Interest rate movements on derivative financial instruments designated as fair value hedges are deemed to have an immaterial effect on the Group Income Statement due to compensating amounts in the carrying value of debt. A 1% (100 basis points) movement in interest rates is not deemed to have a material effect on equity.

2011 Increase/(decrease) in income £m	2010 Increase/(decrease) in income £m

1% (100 basis points) increase in Sterling interest rates (2010: 2%)

1% (100 basis points) increase in US dollar interest rates (2010: 2%)

1% (100 basis points) increase in Euro interest rates (2010: 2%)

7 12 (15)	14 16 31

These interest rates could not be decreased by 1% as they are currently less than 1.0%. The maximum increase/(decrease) in income would therefore be limited to (£5 million), (£1 million) and £14 million for Sterling, US Dollar and Euro interest rates respectively (2010 – (£4 million), (£2 million) and (£9 million)).

Contractual cash flows for non-derivative financial liabilities and derivative instruments

The following is an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative financial liabilities on an undiscounted basis. The impact of interest rate swaps has been excluded. For the purpose of this table, debt is defined as all classes of borrowings except for obligations under finance leases. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December.

At 31 December 2011	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(2,665)	(750)	(34)	(3)	(6,730)	(10,182)
Between one and two years	(1,613)	(636)	(24)	(3)	(223)	(2,499)
Between two and three years	(968)	(558)	(15)	(3)	(59)	(1,603)
Between three and four years	(1,333)	(515)	(11)	(1)	(61)	(1,921)
Between four and five years	–	(463)	(3)	(1)	(5)	(472)
Between five and ten years	(2,816)	(1,784)	(8)	–	(22)	(4,630)
Greater than ten years	(5,422)	(4,785)	–	–	(5)	(10,212)
Gross contractual cash flows	(14,817)	(9,491)	(95)	(11)	(7,105)	(31,519)
At 31 December 2010	Debt £m	Interest on debt £m	Obligations under finance leases £m	Finance charge on obligations under finance leases £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(259)	(755)	(32)	(5)	(6,280)	(7,331)
Between one and two years	(2,564)	(756)	(27)	(5)	(178)	(3,530)
Between two and three years	(1,603)	(638)	(18)	(3)	(35)	(2,297)
Between three and four years	(962)	(559)	(11)	(2)	(57)	(1,591)
Between four and five years	(1,368)	(538)	(7)	(1)	(7)	(1,921)
Between five and ten years	(2,831)	(2,053)	(8)	–	(21)	(4,913)
Greater than ten years	(5,425)	(5,013)	–	–	(12)	(10,450)
Gross contractual cash flows	(15,012)	(10,312)	(103)	(16)	(6,590)	(32,033)

200	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

41	Financial instruments and related disclosures continued

The following table provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments, excluding embedded derivatives and equity options which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purposes of this table, though, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

The amounts receivable and payable in less than one year have increased compared to 2010 due to higher levels of hedging of inter-company loans, deposits and legal provisions. This is indicated by the increased principal amounts shown in the table below.

		2011		2010
	Receivables £m	Payables £m	Receivables £m	Payables £m
Less than one year	17,141	(17,209)	13,555	(13,511)
Between one and two years	38	(4)	288	(365)
Between two and three years	19	(2)	31	(10)
Between three and four years	–	–	14	(7)
Gross contractual cash flows	17,198	(17,215)	13,888	(13,893)

Derivative financial instruments and hedging programmes
The following table sets out the fair values of derivatives held by GSK.
	2011 Fair value		2010 Fair value
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges – Interest rate swaps (principal amount – £968 million (2010 – £962 million))	84	–	97	–
Net investment hedges – Foreign exchange contracts (principal amount – £4,260 million (2010 – £3,506 million))	23	–	–	(23)
Derivatives designated as at fair value through profit or loss	107	–	97	(23)
Foreign exchange contracts (principal amount – £13,280 million (2010 – £10,609 million))	44	(172)	88	(160)
Embedded and other derivatives	4	(5)	5	(10)
Derivatives classified as held for trading under IAS 39	48	(177)	93	(170)
Total derivative instruments	155	(177)	190	(193)
Analysed as:
Current	70	(175)	93	(188)
Non-current	85	(2)	97	(5)
Total	155	(177)	190	(193)

Derivative financial instruments

The principal amount on foreign exchange contracts is the absolute total of outstanding positions at the balance sheet date. The majority of contracts are for periods of 12 months or less. At 31 December 2011, the Group held outstanding foreign exchange contracts consisting primarily of currency swaps with a net credit fair value of £128 million (2010 – £72 million credit) which represent hedges of inter-company loans, deposits and legal provisions, but are not designated as accounting hedges. Changes in fair value are taken to the income statement in the period to offset the exchange gains and losses on the related inter-company lending and borrowing.

Cash flow hedges

The Group had no designated cash flow hedges during 2011. The group carries a balance in reserves that arose from pre-hedging the interest rate exposure of Euro and Sterling bonds issued in 2005 and 2007. The balance is reclassified to finance costs over the life of these bonds.

GSK Annual Report 2011	201
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

41 Financial instruments and related disclosures continued

Fair value hedges

The Group has designated a series of interest rate swaps as a fair value hedge. The risk being hedged is the variability of the fair value of the bond arising from interest rate fluctuations. Gains and losses on fair value hedges are disclosed in Note 12, ‘Finance costs’.

Net investment hedges

During the year, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its Euro foreign operations. During 2010, foreign exchange contracts were also designated as net investment hedges of the Group’s net investment in its US Dollar and Yen foreign operations. At 31 December 2011 and at 31 December 2010, the Group held such net investment hedges only in respect of its Euro foreign operations. In addition, Euro loan capital of €5.85 billion issued in previous years is designated as a net investment hedge in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its Euro operations.

42 Employee share schemes

The Group operates share option schemes, whereby options are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at the grant price, savings-related share option schemes and share award schemes. In addition, GSK operates the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets and the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three year vesting period. The granting of restricted share awards has replaced the granting of options to employees as the cost of the scheme more readily equates to the potential gain to be made by the employee and from 2010 onwards, no further grants will be made under the savings-related share option schemes.

Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of restricted shares and share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years’ saving. Grants under share option schemes and awards under the Performance Share Plan are normally granted to employees to acquire shares or ADS in GSK plc but in some circumstances will be settled in cash. Options under the share option schemes are granted at the market price ruling at the date of grant. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant. Share options awarded to the Directors and, with effect from the 2004 grant, the CET are subject to performance criteria.

Option pricing

For the purposes of valuing options and awards to arrive at the share based payment charge, the Black-Scholes option pricing model has been used. The assumptions used in the model for 2009, 2010 and 2011 are as follows:

	2011	2010	2009
Risk-free interest rate	0.5% - 1.9%	0.8% - 1.9%	1.4% - 2.9%
Dividend yield*	5.8%	5.3%	5.2%
Volatility	24% - 28%	26% - 29%	23% - 29%
Expected lives of options granted under:
Share option schemes	5 years	5 years	5 years
Savings-related share option and share award schemes	3-4 years	3-4 years	3-4 years
Weighted average share price for grants in the year:
Shares	£11.90	£12.04	£11.72
ADS	$39.10	$37.29	$33.73

* 0% for those plans where dividends are reinvested.

Volatility is determined based on the three and five year share price history where appropriate. The fair value of performance share plan grants take into account market conditions. Expected lives of options were determined based on weighted average historic exercises of options.

202	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

42	Employee share schemes continued

Options outstanding			Share option schemes – shares				Share option schemes – ADS				Savings-related share option schemes

	Number 000		Weighted exercise price	Weighted fair value	Number 000		Weighted exercise price	Weighted fair value	Number 000		Weighted exercise price	Weighted fair value

At 1 January 2009	136,555		£14.93		75,478		$49.29		11,254		£10.38
Options granted	11,393		£11.76	£1.16	7,741		$33.68	$3.41	1,648		£9.72	£2.22
Options exercised	(2,660)		£11.80		(353)		$37.03		(1,460)		£11.34
Options lapsed	(21,269)		£17.18		(9,447)		$55.64		(3,377)		£11.09

At 31 December 2009	124,019		£14.32		73,419		$46.88		8,065		£9.77
Options granted	11,257		£12.04	£1.19	7,384		$37.29	$3.95	–		–	–
Options exercised	(3,625)		£11.86		(916)		$36.59		(1,310)		£10.45
Options lapsed	(21,551)		£15.10		(7,776)		$49.62		(800)		£10.02

At 31 December 2010	110,100		£14.02		72,111		$45.73		5,955		£9.59
Options granted	–		–	–	–		–	–	–		–	–
Options exercised	(14,618)		£11.97		(3,883)		$38.61		(4,068)		£9.55
Options lapsed	(35,112)		£17.27		(23,338)		$51.21		(317)		£9.70

At 31 December 2011	60,370		£12.62		44,890		$43.50		1,570		£9.68

Range of exercise prices	£10.76	–	£17.15		$33.42	–	$58.00		£9.51	–	£10.50

Weighted average market price on exercise			£13.41				$42.66				£13.80

Weighted average remaining contractual life		4.79 years				4.85 years				1.10 years

Options outstanding			Share option schemes – shares				Share option schemes – ADS				Savings-related share option schemes

at 31 December 2011 Year of grant	Number 000		Weighted exercise price	Latest exercise date	Number 000		Weighted exercise price	Latest exercise date	Number 000		Weighted Exercise price	Latest exercise date

2002	6,591		£12.08	03.12.12	2,765		$37.92	03.12.12	–		–	–
2003	10,785		£12.67	16.12.13	7,676		$43.66	16.12.13	–		–	–
2004	3,345		£11.22	03.12.14	4,569		$43.23	02.12.14	–		–	–
2005	123		£13.15	02.11.15	337		$47.30	02.11.15	–		–	–
2006	6,267		£14.69	28.11.16	4,764		$51.32	28.07.16	–		–	–
2007	7,136		£14.81	25.07.17	5,220		$57.46	25.07.17	–		–	–
2008	6,093		£11.49	27.07.18	6,399		$44.98	05.11.18	320		£9.51	23.04.12
2009	9,799		£11.76	22.07.19	6,522		$33.68	22.07.19	1,250		£9.72	22.04.13
2010	10,231		£12.04	21.07.20	6,638		$37.28	21.07.20	–		–	–

Total	60,370		£12.62		44,890		$43.50		1,570		£9.68

Options normally become exercisable from three years from the date of grant but may, under certain circumstances, vest earlier as set out within the various scheme rules.

There has been no change in the effective exercise price of any outstanding options during the year.

Options exercisable	Share option schemes – shares		Share option schemes – ADS		Savings-related share option schemes

	Number 000	Weighted exercise price	Number 000	Weighted exercise price	Number 000	Weighted exercise price

At 31 December 2009	94,967	£14.86	53,493	$47.63	254	£11.40
At 31 December 2010	81,362	£14.80	53,831	$48.26	175	£10.50
At 31 December 2011	42,432	£12.92	33,143	$46.33	–	–

GSK Annual Report 2011	203
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

42	Employee share schemes continued

GlaxoSmithKline share award schemes

Performance Share Plan

The Group operates a Performance Share Plan whereby awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted from 2011 onwards to Directors and members of the CET, the performance conditions are based on four equally weighted measures over a three year performance period. The first measure is based on the achievement of adjusted free cash flow targets. The second measure is based on relative TSR performance against a comparator group. The remaining two measures are based on business-specific performance measures on business diversification and R&D new product performance. For details on the calculation of these measures, see the Remuneration Report on pages 106 to 133.

For awards granted in 2009 and 2010 to Directors and members of the CET, 40% of the award is based on the achievement of adjusted free cash flow targets over a three year measurement period. The remaining 60% of the award is based on relative TSR performance against a comparator group as described on pages 112 and 114 Half of the TSR element of each award is measured over three years and half over four years. Awards granted to Directors and members of the CET prior to 2009 are subject to a single performance condition which compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period.

For those awards made to all other eligible employees prior to 2009 the performance conditions consist of two parts, each of which applies to 50% of the award. The first part of the performance condition compares GSK’s EPS growth to the increase in the UK Retail Prices Index over the three year measurement period. The second part of the performance condition compares GSK’s TSR over the period with the TSR of companies in the comparator group over the same period. For awards granted from 2009 onwards, the first part of the performance condition continues to be based on EPS. The second part of the performance condition is based on strategic or operational business measures, over a three year measurement period, specific to the employee’s business area.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2009	6,535		3,858
Awards granted	3,365	£8.80	1,392	$29.45
Awards exercised	(1,270)		(21)
Awards cancelled	(1,024)		(1,497)
At 31 December 2009	7,606		3,732
Awards granted	3,812	£9.13	1,624	$29.91
Awards exercised	(440)		(386)
Awards cancelled	(2,085)		(1,357)
At 31 December 2010	8,893		3,613
Awards granted	4,712	£9.66	1,740	$31.65
Awards exercised	(660)		(315)
Awards cancelled	(2,404)		(1,112)
At 31 December 2011	10,541		3,926

During the year 484,000 additional shares and 212,000 additional ADS were awarded through dividends reinvested.

Share Value Plan

The Group operates a Share Value Plan whereby awards are granted, in the form of shares, to certain employees at no cost. The awards vest after three years. There are no performance criteria attached.

	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2009	13,688		11,362
Awards granted	5,572	£9.86	4,291	$30.53
Awards exercised	(4,345)		(3,783)
Awards cancelled	(680)		(561)
At 31 December 2009	14,235		11,309
Awards granted	5,844	£10.04	4,355	$31.30
Awards exercised	(4,993)		(3,939)
Awards cancelled	(834)		(747)
At 31 December 2010	14,252		10,978
Awards granted	10,923	£9.78	7,481	$32.02
Awards exercised	(4,677)		(3,698)
Awards cancelled	(1,040)		(680)
At 31 December 2011	19,458		14,081

204	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

42	Employee share schemes continued

Deferred Investment Award Plan

The Group operates a Deferred Investment Award Plan whereby awards are granted, in the form of notional shares, to certain senior executives at no cost. Awards typically vest over a three-year period commencing on the fourth anniversary from date of grant with 50% of the award initially vesting and then 25% in each of the subsequent two years. There are no performance criteria attached.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2009	538		119
Awards granted	46	£12.04	132	$31.94
Awards exercised	(15)		(32)
Awards cancelled	(20)		(10)
At 31 December 2009	549		209
Awards granted	290	£12.20	96	$36.85
Awards exercised	(72)		(9)
Awards cancelled	(23)		(16)
At 31 December 2010	744		280
Awards granted	114	£12.54	50	$42.98
Awards exercised	(77)		(19)
Awards cancelled	(19)		(16)
At 31 December 2011	762		295

During the year 46,000 additional shares and 16,000 additional ADS were awarded through dividends reinvested.

Employee Share Ownership Plan Trusts

The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares on the open market with finance provided by the Group by way of loans or contributions. Costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and held at the value of proceeds receivable from employees on exercise. If there is deemed to be a permanent diminution in value this is reflected by a transfer to retained earnings. The Trusts also acquire and hold shares to meet notional dividends re-invested on deferred awards under the SmithKline Beecham Mid-Term Incentive Plan. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.

Shares held for share award schemes	2011	2010
Number of shares (‘000)	60,358	51,125

	£m	£m
Nominal value	15	13
Carrying value	296	208
Market value	887	634
Shares held for share option schemes	2011	2010
Number of shares (‘000)	30,565	54,347

	£m	£m
Nominal value	8	14
Carrying value	196	637
Market value	450	674

GSK Annual Report 2011	205
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

43	Principal Group companies

The following represent the principal subsidiary and associated undertakings of the GlaxoSmithKline Group at 31 December 2011. Details are given of the principal country of operation, the location of the headquarters, the business sector and the business activities. The equity share capital of these undertakings is wholly owned by the Group except where its percentage interest is shown otherwise. All companies are incorporated in their principal country of operation except where stated.

Europe	Location	Subsidiary	Sector	Activity	%
England	Brentford	GlaxoSmithKline Holdings Limited *	Ph,CH	h
	Brentford	GlaxoSmithKline Holdings (One) Limited *	Ph,CH	h
	Brentford	GlaxoSmithKline Services Unlimited *	Ph,CH	s
	Brentford	GlaxoSmithKline Mercury Limited *	Ph	h
	Brentford	GlaxoSmithKline Finance plc	Ph,CH	f
	Brentford	GlaxoSmithKline Capital plc	Ph,CH	f
	Brentford	SmithKline Beecham Limited	Ph,CH	d e h m p r
	Brentford	Wellcome Limited	Ph,CH	h
	Brentford	Glaxo Group Limited	Ph	h
	Brentford	Glaxo Operations UK Limited	Ph	[p]
	Brentford	GlaxoSmithKline Export Limited	Ph	e
	Brentford	GlaxoSmithKline Research & Development Limited	Ph	d r
	Brentford	GlaxoSmithKline UK Limited	Ph	m p
	Brentford	Glaxochem Pte Ltd (i)	Ph	h
	Brentford	Setfirst Limited	Ph,CH	h
	Brentford	The Wellcome Foundation Limited	Ph	[p]
	Cambridge	Domantis Limited	Ph	d r
	Brentford	ViiV Healthcare Limited	Ph	h	85
	Brentford	ViiV Healthcare UK Limited	Ph	m s	85
	Brentford	ViiV Healthcare Trading Services UK Limited	Ph	e f	85
Austria	Vienna	GlaxoSmithKline Pharma GmbH	Ph	m
Belgium	Wavre	GlaxoSmithKline Pharmaceuticals S.A.	Ph	m
	Rixensart	GlaxoSmithKline Biologicals S.A.	Ph	d e m p r
Czech Republic	Prague	GlaxoSmithKline s.r.o.	Ph,CH	m
Denmark	Orestadt	GlaxoSmithKline Consumer Healthcare A/S	CH	e m
	Brøndby	GlaxoSmithKline Pharma A/S	Ph	m
Finland	Espoo	GlaxoSmithKline Oy	Ph	m
France	Marly le Roi	Groupe GlaxoSmithKline S.A.S.	Ph	h
	Marly le Roi	Laboratoire GlaxoSmithKline S.A.S.	Ph	m r d
	Marly le Roi	Glaxo Wellcome Production S.A.S.	Ph	[p]
	Marly le Roi	GlaxoSmithKline Sante Grand Public S.A.S.	CH	m
	Marly le Roi	ViiV Healthcare S.A.S.	Ph	m	85
	St. Amand Les Eaux	GlaxoSmithKline Biologicals S.A.S.	Ph	[p]
Germany	Buehl	GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	CH	d h m p r s
	Munich	GlaxoSmithKline GmbH & Co. KG	Ph	d h m s
Greece	Athens	GlaxoSmithKline A.E.B.E	Ph,CH	m
Hungary	Budapest	GlaxoSmithKline Medicine and Healthcare Products Limited	Ph,CH	e m
Italy	Verona	GlaxoSmithKline S.p.A.	Ph	d h m
	Milan	GlaxoSmithKline Consumer Healthcare S.p.A.	CH	m
	Verona	GlaxoSmithKline Manufacturing S.p.A.	Ph	[p]
Luxembourg	Mamer	GlaxoSmithKline International (Luxembourg) S.A.R.L	Ph,CH	f h
Netherlands	Zeist	GlaxoSmithKline B.V.	Ph	m
	Zeist	GlaxoSmithKline Consumer Healthcare B.V.	CH	m
Norway	Oslo	GlaxoSmithKline AS	Ph	m
Poland	Poznan	GlaxoSmithKline Pharmaceuticals S.A.	Ph	p
	Poznan	GSK Services Sp.z o.o.	Ph	m s
	Warsaw	GlaxoSmithKline Consumer Healthcare Sp.z o.o.	CH	m e
Portugal	Alges	GlaxoSmithKline-Produtos Farmaceuticos, Limitada	Ph	m

206	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

43	Principal Group companies continued

Europe	Location	Subsidiary	Sector	Activity	%
Republic of	Carrigaline	SmithKline Beecham (Cork) Limited (ii)	Ph	d p r
Ireland	Cork	GlaxoSmithKline Trading Services Limited (ii)	Ph	e
	Dublin	GlaxoSmithKline Consumer Healthcare (Ireland) Limited (ii)	CH	m
	Dublin	GlaxoSmithKline (Ireland) Limited (ii)	Ph	m
	Dungarvan	Stafford Miller (Ireland) Limited (ii)	CH	p
	Dungarvan	GlaxoSmithKline Dungarvan Limited (ii)	CH	p
	Sligo	Stiefel Laboratories (Ireland) Limited (ii)	Ph	p
Romania	Brasov	Europharm Holding S.A.	Ph,CH	s
	Bucharest	GlaxoSmithKline (GSK) S.R.L.	Ph	m r s
Russian	Moscow	GlaxoSmithKline Trading ZAO	Ph	m
Federation	Moscow	GlaxoSmithKline Healthcare ZAO	CH	m
Spain	Madrid	GlaxoSmithKline S.A.	Ph	m
	Madrid	GlaxoSmithKline Consumer Healthcare S.A.	CH	m
	Aranda de Duero	Glaxo Wellcome, S.A.	Ph	p
Sweden	Solna	GlaxoSmithKline AB	Ph	m
Switzerland	Muenchenbuchsee	GlaxoSmithKline AG	Ph	m

USA
USA	Research Triangle Park	Stiefel Laboratories, Inc.	Ph	h m p
	Marietta	Corixa Corporation	Ph	p r
	Philadelphia	GlaxoSmithKline LLC	Ph,CH	d e h m p r s
	Pittsburgh	GlaxoSmithKline Consumer Healthcare, L.P.	CH	m p	88
	Pittsburgh	Block Drug Company, Inc.	CH	h m
	Wilmington	GlaxoSmithKline Holdings (Americas) Inc.	Ph,CH	h
	Wilmington	GlaxoSmithKline Capital Inc.	Ph	f
	Cambridge	Sirtris Pharmaceuticals Inc.	Ph	r
	Research Triangle Park	ViiV Healthcare Company	Ph	m	85

Americas
Bermuda	Hamilton	GlaxoSmithKline Insurance Ltd	Ph,CH	i
Canada	Mississauga	GlaxoSmithKline Inc.	Ph	m p r
	Mississauga	GlaxoSmithKline Consumer Healthcare Inc.	CH	m
	Laval	ID Biomedical Corporation of Quebec	Ph	d e p r
Mexico	Delegacion Tlalpan	GlaxoSmithKline Mexico S.A. de C.V.	Ph,CH	e m p s

Asia Pacific
Australia	Boronia	GlaxoSmithKline Australia Pty Ltd	Ph,CH	d e m p r
China	Beijing	GlaxoSmithKline (China) Investment Co. Ltd	Ph,CH	h m s
	Hong Kong	GlaxoSmithKline Limited	Ph,CH	m
	Shanghai	GlaxoSmithKline Biologicals (Shanghai) Ltd	Ph	m p
	Tianjin	Sino-American Tianjin Smith Kline & French Laboratories Ltd	CH	d e m p	55
India	Mumbai	GlaxoSmithKline Pharmaceuticals Limited	Ph	m p	51
	New Delhi	GlaxoSmithKline Consumer Healthcare Limited (iii)	CH	d e m p r s	43
Malaysia	Petaling Jaya	GlaxoSmithKline Pharmaceutical Sdn Bhd	Ph	m
	Selangor	GlaxoSmithKline Consumer Healthcare Sdn Bhd	CH	m
New Zealand	Auckland	GlaxoSmithKline NZ Limited	Ph,CH	d m
Pakistan	Karachi	GlaxoSmithKline Pakistan Limited	Ph,CH	e m p r	83
Philippines	Makati	GlaxoSmithKline Philippines Inc	Ph,CH	d e m
Singapore	Singapore	Glaxo Wellcome Manufacturing Pte Ltd	Ph	d e p r s
	Singapore	GlaxoSmithKline Pte Ltd	Ph,CH	d e m r s
South Korea	Seoul	GlaxoSmithKline Korea Limited	Ph,CH	m
Thailand	Bangkok	GlaxoSmithKline (Thailand) Limited	Ph,CH	m

GSK Annual Report 2011	207
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

43	Principal Group companies continued

Japan	Location	Subsidiary	Sector	Activity	%
Japan	Tokyo	GlaxoSmithKline K.K.	Ph,CH	d m p

Latin America
Argentina	Buenos Aires Buenos Aires	GlaxoSmithKline Argentina S.A. Laboratorios Phoenix Sociedad Anonima Industrial Comercial y Financiera	Ph,CH Ph	e m p r d e m p r
Brazil	Rio de Janeiro	GlaxoSmithKline Brasil Limitada	Ph,CH	d e m p
Colombia	Bogota	GlaxoSmithKline Colombia S.A.	Ph,CH	m
Venezuela	Caracas	GlaxoSmithKline Venezuela, C.A.	Ph,CH	m

Middle East & Africa
Egypt	Cairo	GlaxoSmithKline S.A.E	Ph,CH	e m p	91
South Africa	Johannesburg	GlaxoSmithKline South Africa (Pty) Limited	Ph,CH	e m p
Turkey	Istanbul	GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Ph,CH	m

Middle East & Africa	Associate
South Africa	Johannesburg	Aspen Pharmacare Holdings Limited (iv)	Ph,CH	m p r	19
(i)	Incorporated in Singapore.
(ii)	Exempt from the provisions of Section 7 of the Companies (Amendment) Act 1986 (Ireland).
(iii)	Consolidated as a subsidiary undertaking in accordance with Section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.
(iv)	Equity accounted on the grounds of significant influence.
*	Directly held wholly owned subsidiary of GlaxoSmithKline plc.

Key

Business sector:	Ph Pharmaceuticals, CH Consumer Healthcare
Business activity:	d development, e exporting, f finance, h holding company, i insurance, m marketing, p production, r research, s service

Full details of all Group subsidiary and associated undertakings will be attached to the company’s Annual Return to be filed with the Registrar of Companies. Each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc.

208	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

44	Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations, as well as related private litigation. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 29, ‘Other provisions’. The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included but no provision would be made.

With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. The Group does not believe that information about the amount sought by the plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings; the entitlement of parties to appeal a decision; and clarity as to theories of liability, damages and governing law. Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. Provisions are made, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. In certain cases an incurred but not reported (IBNR) estimate using actuarial techniques as appropriate is used to determine and estimate the Group’s exposure, as described in Note 29, ‘Other provisions’. At 31 December 2011, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £2.8 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount, the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operation of the Group in the reporting period in which the judgments are incurred or the settlements entered into. The most significant of these matters are described below.

Intellectual property

Advair/Seretide

A number of companies have challenged the Group’s patents covering Advair/Seretide (salmeterol/fluticasone propionate) in certain European jurisdictions, including in the UK, Belgium, France, Germany, Ireland and the Netherlands. On 23 February 2010, in actions brought by Mylan Pharmaceuticals, Inc., Hexal Pharmaceuticals (‘Hexal’), Neolab Ltd. and Ivax International, the Federal Court in Munich revoked the Group’s German Seretide combination patent for lack of inventive step. The Group has appealed this decision. In the Netherlands, in an action brought by Sandoz Pharmaceuticals (‘Sandoz’) and Hexal, the District Court of The Hague on 26 January 2011 revoked the Supplementary Protection Certificate (SPC) which extends protection for the product until September 2013.

A revocation action against the basic patent covering the Seretide combination in Ireland was filed in the High Court in Dublin on behalf of Ivax in July 2008. The High Court handed down a decision on 26 June 2009 finding the patent invalid for obviousness. The Group filed an appeal of this decision in October 2009. No trial date has been set for the appeal.

There are currently no generic salmeterol/fluticasone proportionate products in any of these markets.

On 4 July 2011, the Group entered into a settlement agreement with Sandoz pursuant to which the parties resolved all pending litigation relating to the Group’s combination patents for Seretide in Europe. The settlement agreement provides that the Group will not pursue legal action under its combination patents against Sandoz to block its launch of a generic salmeterol/fluticasone propionate product in any European country. Sandoz has not received regulatory approval for a salmeterol/fluticasone proportionate product in any European country as of this date.

Argatroban

In December 2007, Encysive Pharmaceuticals Inc., Mitsubishi Kasei Corporation and the Group filed an action in the United States District Court for the Southern District of New York against Barr Laboratories, Inc. for infringement of Mitsubishi’s pharmaceutical composition patent covering argatroban. Pursuant to a licence from Mitsubishi, Encysive developed argatroban for the treatment of heparin-induced thrombocytopenia and holds the New Drug Application approved by the US Food and Drug Administration (‘FDA’). Encysive licensed the US marketing rights for argatroban to the Group. The Mitsubishi patent expires in June 2014. Barr (now Teva Pharmaceuticals, Inc.) filed an Abbreviated New Drug Application (‘ANDA’) with the FDA with a certification of invalidity, unenforceability and non-infringement of the Mitsubishi patent. On 17 June 2010, the Group and its partners prevailed against Teva, with the trial judge ruling that Mitsubishi’s patent covering the formulation for injectable argatroban was infringed and not invalid. On 2 August 2011, the United States Court of Appeal for the Federal Circuit affirmed the decision. As a result of the Court’s decision, Teva is precluded from launching its generic product until 20 June 2014.

GSK Annual Report 2011	209
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

44	Legal proceedings continued

Arzerra/Benlysta/Cabilly patents

On 17 February 2010, the Group filed a declaratory action in the United States District Court for the Northern District of California for a declaration that US Patent No. 6,331,415 (known as the ‘Cabilly II’ patent), which is owned jointly by Genentech, Inc. and the City of Hope, is invalid, unenforceable, or not infringed by the Group’s product Arzerra (ofatumumab), which is approved by the FDA for refractory chronic lymphocytic leukaemia (‘CLL’). Genentech and the City of Hope counterclaimed for infringement. The suit subsequently was transferred to the United States District Court for the Middle District of California.

On 12 April 2011, after obtaining a third Cabilly patent (the ‘Cabilly III’ patent), Genentech filed suit against the Group in the United States District Court for the Middle District of California alleging that the Group and Lonza, the manufacturer of Arzerra, infringed the Cabilly III patent by making and selling Arzerra. The Group is contractually required to defend and indemnify Lonza for claims related to Arzerra under the Cabilly patents. Genentech also sued the Group and Human Genome Sciences Inc. (‘HGS’) claiming infringement by the making and selling of Benlysta under the Cabilly II and III patents. HGS is the Group’s licensor for Benlysta.

On 22 September 2011, the District Court decided to stay the Cabilly III cases against the Group and HGS until further notice and decided not to consolidate the Arzerra and Benlysta cases relating to the Cabilly II patent. On 9 December 2011, the District Court stayed the Benlysta/Cabilly II case until resolution of all summary judgment motions filed in the Arzerra/Cabilly II case. Discovery has completed in the Arzerra/Cabilly II case and summary judgment motions are pending.

On 23 March 2010, Genentech and Biogen Idec filed suit against the Group in the United States District Court for the Southern District of California alleging that the Group’s sale of Arzerra induces and contributes to infringement of their patent that claims the treatment of CLL with an anti-CD-20 monoclonal antibody. The Group counterclaimed that the patent is invalid or not infringed. On 18 October 2011, the District Court issued a ruling that construed the claims in a manner such that Arzerra would not infringe the patent. Genentech and Biogen Idec stipulated to a judgment of no infringement, and filed an appeal of the claim construction issue to the United States Court of Appeals for the Federal Circuit. No dates have yet been set for the appeal.

Avodart/Jalyn

On 29 November 2010, Banner Pharmacaps, Inc. (‘Banner’) notified the Group that it had filed an ANDA to market a generic version of Avodart (dutasteride). Banner’s notification contained a Paragraph IV certification alleging that two patents expiring in 2013 and one patent expiring in 2015 (the ‘467 patent) covering the compound dutasteride were invalid or not infringed by Banner’s proposed generic dutasteride product.

The Group subsequently received similar notices from Anchen Pharmaceuticals (‘Anchen’), Roxane Laboratories (‘Roxanne’), Watson Laboratories, Inc. (‘Watson’), and Mylan Pharmaceuticals, Inc. (‘Mylan’), each variously challenging either the ‘467 patent or all 3 patents.

The Group filed suit against Banner and Anchen in the United States District Court for the District of Delaware on 13 January 2011 for infringement of the Avodart patents. As a consequence, a stay against FDA approval of Banner’s and Anchen’s products will be in effect until the earlier of May 2013 or a decision adverse to the Group. A separate complaint was filed against Roxane and Watson in the same court on 17 June 2011. On 8 September 2011, the Group filed suit against Mylan. Thirty-month stays against FDA approval of these subsequent generic products will extend past the Anchen/Banner stay of May 2013. All of the cases for Avodart have been consolidated with the original case against Anchen and Banner. A two-week trial is scheduled to commence on 22 October 2012.

In May, 2010, the Group settled an earlier patent challenge against Avodart by Teva Pharmaceuticals, Inc. (‘Teva’). Under the terms of the settlement, Teva will be permitted to launch its generic dutasteride product in the fourth quarter of 2015 or earlier under certain conditions. Teva’s generic dutasteride product was approved by the FDA on 21 December 2010.

On 29 December 2010, Anchen notified the Group that it had filed an ANDA for Jalyn with a Paragraph IV certification alleging that the ‘467 patent, which expires in 2015, was invalid, unenforceable or not infringed. Jalyn, a combination of dutasteride and tamsulosin, is covered by the same three patents that cover Avodart. Subsequently, the Group received similar notices from Impax Laboratories, Inc. and Watson challenging one or more of the patents covering Jalyn. The Group sued all the ANDA applicants for Jalyn in the United States District Court for the District of Delaware. These cases have been consolidated for trial with the Avodart cases. A two-week trial is scheduled to commence on 22 October 2012.

Benlysta

In February 2010, the UK Court of Appeal upheld an earlier High Court decision revoking the Human Genome Sciences, Inc. (‘HGS’) UK Patent No. EP0939804 on the grounds that it was not susceptible of industrial application and inventive step. The claim for revocation was brought by Eli Lilly in 2006 on the patent which claims the cytokine BLyS and any antibody that binds to BLyS, such as Benlysta (belimumab). The Group has a licence to this patent from HGS but was not a party to these litigation proceedings. The equivalent European patent was upheld in October 2009 on a final appeal from the European Patent Office following an opposition proceeding filed by Eli Lilly. HGS and the Group appealed the UK decision. On 2 November 2011, the UK Supreme Court reversed the UK Court of Appeal and affirmed the validity of the patent on those grounds. The UK Supreme Court has remanded the case to the UK Court of Appeal for further proceedings on the remaining grounds, including sufficiency of disclosure which previously had been decided in favour of HGS. Until and unless the Court of Appeal decides against HGS on these remaining issues, the patent is considered valid and in force.

210	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

44	Legal proceedings continued

On 2 November 2011, Eli Lilly brought an action in the UK Patents Court for revocation of a European patent owned by Biogen Idec covering the use of an antibody against BAFF (also known as B Lymphocyte Stimulatory, BLyS) for the treatment of autoimmune diseases. The Group and HGS are exclusively licensed under this patent and are responsible for defending the action. The European patent is also being challenged in parallel proceedings by Merck Serono at the European Patent Office. The actions are in their early days. This patent is one of a number of patents which protect Benlysta and prevent unlawful copying of Benlysta. The outcome of this revocation action will have no direct effect on the ability of HGS or the Group to market Benlysta, or on the validity of the other patents which cover Benlysta.

Epzicom

On 27 June 2011, ViiV Healthcare received notice that Teva Pharmaceuticals (‘Teva’) had amended its ANDA for Epzicom (the combination of lamivudine and abacavir) to contain a Paragraph IV certification for two additional patents listed in the Orange Book, alleging the patents were invalid, unenforceable or not infringed. The patents challenged in this new certification relate to a method of treating HIV using the combination (expiring in 2016), and a certain crystal form of lamivudine (expiring in 2016). On 5 August 2011, ViiV Healthcare filed suit against Teva under the challenged patents in the United States District Court for the District of Delaware. A stay is in place against FDA approval of Teva’s ANDA until the earlier of December 2013 or a decision adverse to ViiV Healthcare in the matter. The District Court has consolidated discovery in the Epzicom case with ViiV Healthcare’s patent infringement suit against Lupin Ltd relating to Trizivir, as both cases involve the same patent covering the combination of lamivudine and abacavir.

Levitra

The Group participates in the marketing of Levitra pursuant to a co-promotion agreement with Bayer Healthcare. In July 2009, Bayer brought suit against Teva Pharmaceuticals (‘Teva’) in the United States District Court for the District of Delaware for infringement of its patent relating to Levitra. Teva had filed an ANDA with the FDA with a certification that the patent covering the active ingredient in Levitra, which expires in 2018, is invalid, unenforceable or not infringed. The parties settled and the case was dismissed on 21 November 2011 under terms that are confidential. The Group was not a party to this suit.

Lovaza

In March 2009, the Group received notice that Teva Pharmaceuticals USA, Inc. (‘Teva’), Par Pharmaceuticals, Inc. (‘Par’), and Apotex Inc. (‘Apotex’) had filed ANDAs with a Paragraph IV certification alleging that two patents covering Lovaza (omega-3-acid ethyl esters) are invalid, unenforceable, or not infringed. The patents expire in 2013 and 2017. The Group is the licensee under these patents and has marketing rights in the USA and Puerto Rico. Pronova BioPharma Norge AS (‘Pronova’), the owner of the patents, sued Teva, Par and Apotex in the United States District Court for the District of Delaware. FDA approval of the ANDAs will be stayed until the earlier of May 2012 or a decision favourable to one of the generics. The Group is not a party to these suits.

On 30 March 2011, Pronova entered into an agreement with Apotex to settle their patent litigation in the USA related to Lovaza. The settlement grants Apotex a license to enter the US market with a generic version of Lovaza in the first quarter of 2015 or earlier depending on certain circumstances. Other terms of the settlement are confidential.

A trial involving Teva and Par was held in March and April of 2011, but no ruling has yet been issued. Pronova and the Group also have received a Paragraph IV notice from Endo Pharmaceuticals (‘Endo’) and Mylan Pharmaceuticals (‘Mylan’) advising that Endo and Mylan have submitted an ANDA to the FDA for Lovaza. Pronova has chosen not to assert its patents against Endo and Mylan while awaiting the ruling in the litigation against Teva and Par in the United States District Court for the District of Delaware.

Trizivir

On 18 May 2011, ViiV Healthcare received notice that Lupin Ltd. (‘Lupin’) had filed an ANDA containing a Paragraph IV certification for Trizivir (the triple combination of lamivudine, AZT and abacavir) alleging that three patents listed in the Orange Book for Trizivir are either invalid, unenforceable or not infringed. These patents relate to a method of treating HIV using the triple combination (expiring in 2016), the hemisulfate salt of abacavir (expiring in 2018), and a certain crystal form of lamivudine (expiring in 2016). On 29 June 2011, ViiV Healthcare filed suit against Lupin under the patent covering the triple combination in the United States District Court for the District of Delaware. On 31 October 2011, the District Court consolidated the case for discovery with ViiV Healthcare’s patent infringement suit involving Teva Pharmaceuticals and Epzicom pending in the same court. A stay is in place against FDA approval of Lupin’s ANDA until the earlier of November 2013 or a decision adverse to ViiV Healthcare in the matter.

Veramyst

On 9 November 2011, the Group received notice that Sandoz, Inc. had filed an ANDA with a Paragraph IV certification for Veramyst (fluticasone furoate) Nasal Spray, challenging the three patents listed in the Orange Book for Veramyst as invalid, unenforceable, or not infringed. All three patents expire in 2021. On 23 December 2011, the Group filed suit against Sandoz in the United States District Court for the District of Delaware on all three patents. A stay against FDA approval of Sandoz’s generic product will be in place until the earlier of a court decision adverse to the Group or at least May 2014.

Product liability

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace, unanticipated safety issues may become, or be believed by some to be, evident. The Group is currently a defendant in a number of product liability lawsuits related to the Group’s pharmaceutical and consumer healthcare products. The most significant of those matters are described below. The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for the matters below in the provision for legal and other disputes, as also noted in Note 29, ‘Other provisions’.

GSK Annual Report 2011	211
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

44	Legal proceedings continued

Avandia

The Group has been named in product liability lawsuits on behalf of individuals asserting personal injury claims arising out of the use of Avandia. The federal cases filed against the Group are part of a multi-district litigation proceeding pending in the United States District Court for the Eastern District of Pennsylvania. Cases have also been filed in a number of state courts. Cases filed in state court in Philadelphia have been coordinated in the Mass Tort Program; cases in state court in California have been coordinated in Los Angeles. Additionally, there are a number of purported class actions seeking economic damages on behalf of third party payers and consumers asserting claims arising under various state and federal laws, including the Racketeer Influenced and Corrupt Organizations Act (‘RICO’), state unfair trade practices and/or consumer protection laws.

As of February 2012, the Group has reached agreements to settle the substantial majority of federal and state cases pending in the USA. Eleven purported class actions on Avandia are pending in Canada, and one purported class action in Israel.

Paxil and Paxil CR

The Group has received numerous lawsuits and claims alleging that use of Paxil (paroxetine) has caused a variety of injuries. Most of these lawsuits in recent years have alleged that the use of Paxil during pregnancy resulted in the birth of a child with birth defects or health issues. Other lawsuits and claims have alleged that patients who took Paxil committed or attempted to commit suicide or acts of violence or that patients suffered symptoms on discontinuing treatment with Paxil.

The Group reached agreements to settle the substantial majority of the US claims relating to Paxil use during pregnancy as of February 2012, but a number of claims related to use during pregnancy are still pending, including several scheduled for trial in the Philadelphia Mass Tort Program. Other matters have been dismissed without payment. There remains purported class action litigation in Canada concerning use of Paxil during pregnancy.

The parties are filing a motion for preliminary approval of a proposed class settlement in a certified statewide class action seeking restitution for alleged violations of the California Unfair Competition Law relating to symptoms on discontinuing use of Paxil.

In the UK, public funding has been withdrawn from the hundreds of claimants who had received funding to pursue common issues in litigation alleging that paroxetine has caused them to suffer from withdrawal reactions and dependency. The Legal Services Commission’s decision to withdraw funding has been appealed to a Special Cases Review Panel by some claimants. The outcome of the appeal remains outstanding. Other claimants have discontinued their claims. The trial scheduled to commence in early 2011 in the High Court in London was vacated.

Poligrip

Beginning in 2005, a number of product liability lawsuits and claims were filed against the Group in both state and federal courts in the USA, including purported class actions, alleging that the zinc in Poligrip causes copper depletion and permanent neurologic injury. The federal cases are part of the Denture Cream Adhesive multi-district litigation (MDL) in the United States District Court for the Southern District of Florida which was established in June 2009. Both the Group and Procter & Gamble are defendants in this litigation. Included in the MDL were purported class actions asserting economic loss claims under state consumer protection laws and claims for medical monitoring. With three current exceptions (one state court case in Pennsylvania, one in Ohio and one in Tennessee), all of the state court cases have been consolidated in the Philadelphia Mass Tort Program (‘MTP’). Purported class actions asserting consumer fraud claims were also filed in Canada. The Group has reached agreements in principle to settle the vast majority of current cases other than lawsuits pending in the MTP, where litigation and settlement discussions are ongoing. The Group has voluntarily withdrawn all zinc-containing formulations of Poligrip from the market.

Sales and marketing and regulation

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes, except as noted below. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

‘Colorado Investigation’

In February 2004, the Group received a subpoena from the United States Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to nine of its largest selling products, for the period from January 1997 to 2004. That investigation was later taken over by the United States Attorney’s office for the District of Massachusetts and expanded to the present with respect to Advair. On 3 November 2011, the Group announced that it had reached an agreement in principle with the United States Government to conclude the Group’s most significant ongoing United States federal investigations, specifically, (i) this Colorado investigation into the Group’s sales and marketing practices begun in February 2004; (ii) the United States Department of Justice’s investigation of possible inappropriate use of the nominal price exception under the Medicaid Rebate Program; and (iii) the Department of Justice’s investigation of the development and marketing of Avandia, for a settlement payment of $3 billion. The final settlement and Corporate Integrity Agreement, which is expected to address civil and criminal liabilities and the Group’s sales and marketing practices, remains subject to ongoing negotiation with the United States Government and is expected to be finalised in 2012. The amount of the settlement is covered by the Group’s existing provisions and will be funded through existing cash resources.

The US government also had inquired about the Group’s response to an October 2002 letter from the FDA’s Division of Drug Marketing, Advertising and Communication requesting information on the Group’s alleged promotion of Wellbutrin SR for off-label use. The resolution of this enquiry is part of the agreement in principle with the federal government described above.

212	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

44	Legal proceedings continued

Avandia-related matters

As noted above, on 3 November 2011, the Group reached agreement in principle with the United States federal government to resolve the government’s investigation into the development and marketing of Avandia.

The Attorneys General Offices of the states of Louisiana,Mississippi, South Carolina and Utah have filed suit against the Group asserting various statutory and common law claims relating to the development and marketing of Avandia. A multistate group of Attorneys General is conducting an investigation relating to the development and marketing of Avandia, and the Group is cooperating with these offices. The Group is also defending an action by the County of Santa Clara, California, which was brought under California’s consumer protection laws seeking civil penalties and restitution.

Average wholesale price

The United States Department of Justice (‘DOJ’), a number of states and putative classes of private payers have for several years now been investigating and/or bringing civil litigation regarding allegations that numerous pharmaceutical companies, including the Group, have violated federal or state fraud and abuse laws as a result of the way ‘average wholesale price’ (‘AWP’) and ‘wholesale acquisition cost’ (‘WAC’) have been determined and reported for various drugs reimbursed under the Medicare, Medicaid and other insurance programmes. In 2005, the Group reached a $149 million civil settlement with the federal government to resolve allegations relating to the pricing and marketing of Zofran and Kytril (the ‘DOJ Settlement’). The Group also amended its existing Corporate Integrity Agreement as a requirement of the settlement. In 2007, the Group received final approval of a $70 million nationwide private payer class action settlement relating to the Group’s price reporting in a multi-district litigation proceeding in the United States District Court for the District of Massachusetts.

A number of states, through their respective Attorneys General, and most of the counties in New York State have filed civil lawsuits in state and federal courts against the Group and many other drug companies claiming damages and restitution due to AWP and/or WAC price reporting for pharmaceutical products covered by the states’ Medicaid programmes. The states seek recovery on behalf of the states as payers and, in some cases, on behalf of in-state patients as consumers.

The Group has separately resolved AWP claims by state Medicaid programmes in almost all of the states through the DOJ Settlement or separate negotiations. Litigation concerning AWP issues is continuing with four states.

Cidra, Puerto Rico manufacturing site

On 26 October 2010, the Group finalised an agreement with the US Attorney’s Office for the District of Massachusetts and the US Department of Justice with respect to the investigation of the Group’s former manufacturing facility in Cidra, Puerto Rico. Under the agreement and as a comprehensive settlement of pending claims against the Group arising from the investigation, the Group paid a total of $750 million (£500 million) in civil and criminal penalties, and SB Pharmco Puerto Rico, Inc., a subsidiary of the Group, pleaded guilty to certain charges. The Group is in the process of negotiating a Corporate Integrity Agreement with the Office of Inspector General that will cover manufacturing compliance matters.

On 23 June 2011, the Group announced its agreement to pay a total of $40.75 million to 37 US states and the District of Columbia to settle an investigation related to events during the early 2000’s at its former manufacturing facility in Cidra, Puerto Rico. The Group did not admit to any wrongdoing or liability in this settlement.

HIV division enquiry

On 26 July 2010, the Group received a subpoena from the Eastern District of New York’s US Attorney’s Office regarding sales and marketing practices for three HIV products, as well as educational programmes, grants or payments to physicians regarding any drug used to treat HIV-infected adults. The Group is cooperating with the investigation. No provision has been made for this matter.

Nominal pricing

In May, 2004, the Group was advised by the US Department of Justice that it was investigating certain of the Group’s nominal pricing and bundled sale arrangements under the nominal price exception to the best price reporting requirements of the Medicaid Drug Rebate Programme. As noted above, on 3 November 2011, the Group reached an agreement in principle with the US federal government to resolve the government’s investigation into possible inappropriate use of the nominal price exception of the Medicaid Drug Rebate Programme. The amount of the settlement is covered by the Group’s existing provisions and will be funded through existing cash resources.

The Group also received subpoenas and requests for documents and information from Delaware and Michigan related to the Group’s nominal price arrangements. The Group cooperated in those investigations and produced responsive documents. The Group anticipates that the Delaware and Michigan investigations will be resolved as part of the US federal settlement. The Group has not entered into any nominal price arrangements since December 2003.

GSK Annual Report 2011	213
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

44	Legal proceedings continued

340B Programme

The Group has been defending an action filed in federal court in the United States District Court for the Northern District of California by the County of Santa Clara and one other county which sought to represent a putative class of hospitals, clinics and other entities in California that are eligible to receive discounted ‘ceiling prices’ on pharmaceuticals under a federal programme known as the ‘340B Programme.’ Plaintiffs alleged that the Group and numerous other pharmaceutical manufacturers had been setting ‘ceiling prices’ higher than allowed by law and, under the contract that governs the programme, and had therefore overcharged the entities in California that are eligible to participate in the 340B Programme.

The United States Supreme Court agreed to review the issue of whether 340B entities have standing to sue manufacturers under the manufacturers’ 340B contract with the government. The trial court stayed all proceedings in the case until after the Supreme Court’s decision. On 29 March 2011, the Supreme Court unanimously held that the plaintiffs, as third-party beneficiaries under the contract at issue, could not sue to challenge the calculation of 340B Programme ceiling prices, essentially ending the plaintiffs’ case. The parties are working on finalising a dismissal of the case and a resolution of other potential claims.

Lovaza

On 18 April 2011, the Group received a subpoena from the Office of the Inspector General of the US Department of Health and Human Services requesting production of documents relating to the Group’s marketing and promotion of Lovaza. The scope of the document request is from 1 January 2006 to the present. The Group is responding to the subpoena. No provision has been made for this matter.

Paxil/Seroxat

In 2004, the Group settled a lawsuit filed by the New York State Attorney General’s office alleging that the Group failed to disclose data on the use of Paxil in children and adolescents. In 2007 and 2008, the Group made class settlements of lawsuits brought by consumers and third-party payers, respectively, for economic damages allegedly resulting from prescriptions of Paxil to children and adolescents. The Group denied liability in these settlements. In 2010, plaintiffs voluntarily dismissed a similar purported class action filed on behalf of governmental entities that paid for prescriptions of Paxil to minors. There remains a similar purported class action in Canada seeking economic damages on behalf of individuals, third party payers and governmental entities that purchased Paxil for use by patients under the age of 18.

SEC/DOJ FCPA enquiry

The US Securities and Exchange Commission (‘SEC’) and the US Department of Justice are conducting an industry-wide enquiry into whether pharmaceutical companies may have engaged in violations of the Foreign Corrupt Practices Act relating to the sale of pharmaceuticals, including in Argentina, Brazil, Canada, China, Germany, Italy, Poland, Russia and Saudi Arabia. The Group is one of the companies that have been asked to respond to this enquiry and is cooperating with the SEC and DOJ. No provision has been made for this matter.

Anti-trust/competition

The Group has been able to make a reliable estimate of the expected financial effect of the matters discussed in this category and has included a provision for such matters in the provision for legal and other disputes, except as noted below. Matters for which the Group has made a provision are also noted in Note 29, ‘Other provisions’.

EU sector enquiry

In January 2008, the European Commission announced an enquiry into certain aspects of competition in the pharmaceutical sector. In July 2009, the Commission published a final report suggesting that defensive patenting strategies may impose obstacles to innovation and that innovator companies employ measures to hinder generics coming onto the market. The final report also conceded that delays in generic entry were as much the fault of the regulatory environment as innovator companies’ defensive strategies.

On 17 January 2011, the Commission requested information from the Group and a number of other pharmaceutical companies relating to patent settlement agreements affecting European Union and European Economic Area markets. The request for information is the second monitoring exercise by the Commission of patent settlement agreements in the pharmaceuticals sector. The results of the 2011 exercise were published on 6 July 2011. On 23 January 2012, the Commission repeated this exercise (its third patent settlement monitoring exercise). The Group responded on 3 February 2012. No provision has been made for this matter.

UK Office of Fair Trading Competition Act investigation

On 12 August 2011, the UK Office of Fair Trading (‘OFT’) launched a formal investigation of the Group and other pharmaceutical companies for potential infringement of the Competition Act. The investigation focuses on whether: (i) litigation settlements between the Group and potential suppliers of generic paroxetine formulations, entered between 2001 and 2003, had as their object or effect the prevention, restriction, or distortion of competition in the UK, and (ii) the Group has infringed its dominant position by making payments to potential suppliers of generic paroxetine with the aim of restricting the development of full generic competition in the UK. The Group terminated the agreements at issue in 2004. The OFT investigation covers issues that were also investigated by the European Commission in 2005 – 2006 in respect of paroxetine in the European Union, and also in 2008, as part of the European Commission Pharmaceutical Sector enquiry. On 2 March 2012, the Commission announced that it had formally concluded its enquiry with no further action.

The Group has provided information and documentation in response to the OFT’s request and has held an initial meeting with the OFT in December 2011. The Group will continue to cooperate with the OFT in the investigation. No provision has been made for this matter.

214	GSK Annual Report 2011

Financial statements	Notes to the financial statements continued

44	Legal proceedings continued

Wellbutrin SR

In December 2004, January 2005 and February 2005, lawsuits, several of which purported to be class actions, were filed in the United States District Court for the Eastern District of Pennsylvania against the Group on behalf of direct and indirect purchasers of Wellbutrin SR. The complaints allege violations of US anti-trust laws through sham litigation and fraud on the patent office by the Group in obtaining and enforcing patents covering Wellbutrin SR. The complaints followed the introduction of generic competition to Wellbutrin SR in April 2004, after district and appellate court rulings that a generic manufacturer did not infringe the Group’s patents.

On 21 November 2011, the District Court approved the Group’s settlement with the certified class of direct purchasers. On 11 January 2012, the Group reached agreement in principle to settle the claims of all the indirect purchasers for $21.5 million. The settlement will be presented to the District Court for approval in the near future.

Wellbutrin XL

Actions have been filed against Biovail Corporation (‘Biovail’) and the Group by purported classes of direct and indirect purchasers who allege unlawful monopolisation and other anti-trust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions. Both direct and indirect purchaser classes have been certified. The Group has moved for reconsideration with regard to the certification of the indirect purchaser class. Oral argument on the Group’s motion is scheduled for 20 March 2012. A trial date has not yet been set.

Flonase

Purported direct and indirect purchaser class actions have been filed in the United States District Court for the Eastern District of Pennsylvania alleging the Group illegally maintained monopoly power in the ‘market’ for Flonase and charged plaintiffs supracompetitive prices. Additionally, a suit has been filed by Roxane Laboratories, Inc., a generic competitor, seeking lost profits from the Group’s alleged actions unlawfully delaying Roxane’s entry into the market. The predicate for all of these allegations was the filing by the Group of allegedly sham citizen petitions and subsequent litigation. The District Court granted the motion of the direct purchasers to certify a class. A hearing on certification of the indirect purchaser class was held on 27 February 2012. No decision on the motion has yet been made by the court. The Group’s motion to dismiss Roxane’s complaint was denied. Trial on the suit brought by the putative class of direct and indirect purchasers is scheduled for 1 October 2012.

Commercial and corporate

Where the Group is able to make a reliable estimate of the expected financial effect, if any, for the matters discussed in this category, it has included a provision in respect of such matters in the provision for legal and other disputes as set out in Note 29, ‘Other provisions’. No provision has been made for any of the following matters.

Securities/ERISA class actions

Stiefel

On 6 July 2009, a class action suit brought on behalf of current and former employees of Stiefel Laboratories, Inc. (‘Stiefel’), was filed in the United States District Court for the Southern District of Florida. The complaint alleges that Stiefel and its officers and directors violated US Employee Retirement Income Security Act (‘ERISA’) and federal and state securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to Stiefel at a greatly undervalued price and without disclosing to employees that Stiefel was about to be sold to the Group. In January 2010, defendants’ motion to dismiss was granted in part and denied in part. Specifically, while the District Court determined that the ERISA claims against the individual Stiefel defendants as well as the federal securities claims against the individual defendants and Stiefel could go forward, the District Court dismissed the Florida Securities Act and common law breach of fiduciary duty claims holding that ERISA pre-empts state and common law, as well as a malpractice claim against Stiefel’s former accountants. On 21 July 2011, the District Court denied plaintiffs’ motion for class certification. In October 2011, the District Court granted the defendants’ motions for summary judgment, dismissing all but one of the remaining plaintiffs in the litigation. The District Court also has granted all of the defendants’ motions in limine, limiting the scope of the evidence that plaintiffs may offer at trial. Additionally, in November 2011, the District Court granted the defendants’ Daubert motion, meaning that plaintiffs have no experts left to testify on their behalf at trial. Trial is scheduled for May 2012.

Three separate lawsuits against Stiefel and Charles Stiefel, the former CEO of Stiefel, also have been filed by individual, former Stiefel employees. Each case asserts claims similar to those contained in the class action.

On 12 December 2011, the US Securities and Exchange Commission (‘SEC’) filed a formal complaint against Stiefel and Charles Stiefel in the United States District Court for the District of Florida alleging that Stiefel and its principals violated federal securities laws by inducing Stiefel employees to sell their shares in the employee stock plan back to the company at a greatly undervalued price and without disclosing to employees that the company was about to be sold. The Group has responded to the SEC’s complaint.

Avandia ERISA litigation

A putative class action suit was filed against the Group on 27 August 2010 in the United States District Court for the Southern District of New York.

The complaint alleges that the Group and its officers, directors and certain employees made misleading public statements about Avandia, and that when these alleged ‘misleading statements’ were exposed, the value of the Group’s stock dropped. Plaintiff has brought suit on behalf of himself and all other participants in the Group’s retirement plans, claiming that the Group and the individual defendants breached their fiduciary duties to plan participants under the Employee Retirement Income Security Act (‘ERISA’).

GSK Annual Report 2011	215
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

44	Legal proceedings continued

Plaintiffs subsequently amended their complaint to add allegations concerning Wellbutrin SR and Paxil and to include additional Group defendants and individual members of the Group’s benefits committees. The Group filed a motion to dismiss on 4 February 2011. On 5 May 2011, the District Court ruled in favour of the Group, dismissing the plaintiffs’ complaint with prejudice. On 8 June 2011, plaintiffs filed an appeal with the United States Court of Appeals for the Second Circuit.

Benlysta securities litigation

On 10 November 2011, a class action suit was filed in the United States District Court for the District of Maryland alleging that Human Genome Sciences, Inc. (‘HGS’), certain of its individual officers and directors and the Group made statements about the clinical trials for Benlysta that failed to disclose suicides among trial participants, and that, by withholding this information, the defendants caused HGS’ stock to be artificially inflated, harming anyone who purchased HGS stock at the inflated price. In November 2011, a second action was filed in the same federal court. A lead plaintiff has not yet been named in the case, and the Group is evaluating the complaints.

Wage and hour claims

In December 2006, two purported class actions were filed against the Group on behalf of the Group’s entire US pharmaceutical sales representatives. These actions, which were filed in or transferred to the United States District Court for the Central District of California, initially alleged that those representatives are not ‘exempt’ employees under California law and/or the US Fair Labor Standards Act (‘FLSA’) and, consequently, are entitled to overtime pay, among other things. Plaintiffs subsequently amended their complaints to assert a class action, limited solely to pharmaceutical sales representatives working in California, and only asserting claims under California’s wage and hour laws.

The suits seek a variety of compensatory, punitive and statutory damages. The Group moved for summary judgment dismissing the claims of the putative class representatives on the ground that they were exempt employees. Because of appeals pending in the United States Court of Appeals for the Ninth Circuit in cases involving other manufacturers with virtually the same factual and legal arguments, the District Court deferred ruling on the summary judgment motion and stayed any further activity in the case until the appellate court ruled in at least one of the other companies’ pending cases. The Ninth Circuit deferred ruling on the other companies’ pending cases until the California Supreme Court issued an opinion in a case addressing the application of the administrative exemption under California state law. In January 2012, the California Supreme Court issued a ruling in the case, requesting briefing about the effect of the ruling of the California Supreme Court on the other companies’ pending pharmaceutical sales representative cases.

A third case, filed in the United States District Court for the District of Arizona in August 2008, sought to establish a nationwide collective action on behalf of the Group’s entire US pharmaceutical sales representatives on the ground that those representatives were not exempt employees under the FLSA.

Plaintiffs sought double damages for all overtime allegedly worked by the Group’s pharmaceutical sales representatives over a three year period. In November 2009, the District Court granted the Group’s motion for summary judgment and dismissed the lawsuit on the ground that the sales representatives were ‘exempt’ employees under the outside sales exemption to the FLSA. Plaintiffs appealed the decision to the United States Court of Appeals for the Ninth Circuit.

On 14 February 2011, the Ninth Circuit issued an opinion in favour of the Group affirming the judgment of the United States District Court for the District of Arizona and finding that the Group’s pharmaceutical sales representatives are exempt employees under the outside sales exemption to the FLSA and, therefore, not entitled to overtime pay. Plaintiffs filed a petition seeking review of the decision by the United States Supreme Court. On 28 November 2011, the Supreme Court agreed to review the case. Oral argument before the Supreme Court is scheduled for 16 April 2012.

In November 2010, a purported class action was filed against the Group in the United States District Court for the Northern District of New York on behalf of the Group’s pharmaceutical sales representatives working in New York during the previous six years. The plaintiff makes similar allegations as those set forth in the other FLSA cases as well as claims under the New York wage and hour laws which closely follow the US Fair Labor Standards Act. In January 2011, a plaintiff filed a similar purported class action in Florida state court alleging that the Group’s pharmaceutical sales representatives are entitled to overtime under the FLSA. The court has issued a stay of most activities in the New York case, and the parties have agreed to ask the court to stay all activities in the Florida case until the United States Supreme Court has decided the applicability of the outside sales exemption to pharmaceutical sales representatives

Environmental matters

The Group has been notified of its potential responsibility relating to past operations and its past waste disposal practices at certain sites, primarily in the USA. Some of these matters are the subject of litigation, including proceedings initiated by the US federal or state governments for waste disposal, site remediation costs and tort actions brought by private parties.

The Group has been advised that it may be a responsible party at approximately 27 sites, of which 12 appear on the National Priority List created by the Comprehensive Environmental Response Compensation and Liability Act (Superfund). These proceedings seek to require the operators of hazardous waste facilities, transporters of waste to the sites and generators of hazardous waste disposed of at the sites to clean up the sites or to reimburse the government for cleanup costs. In most instances, the Group is involved as an alleged generator of hazardous waste.

Although Superfund provides that the defendants are jointly and severally liable for cleanup costs, these proceedings are frequently resolved on the basis of the nature and quantity of waste disposed of by the generator at the site. The Group’s proportionate liability for cleanup costs has been substantially determined for about 20 of the sites referred to above.

The Group’s potential liability varies greatly from site to site. While the cost of investigation, study and remediation at such sites could, over time, be substantial, the Group routinely accrues amounts related to its share of the liability for such matters.

216	GSK Annual Report 2011

Financial statements	Financial statements of GlaxoSmithKline plc prepared under UK GAAP

Directors’ statement of responsibilities in relation to the company’s financial statements

The Directors are responsible for preparing the parent company, GlaxoSmithKline plc, financial statements and the Remuneration Report in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Accounting Standards and applicable law (United Kingdom Generally Accepted Accounting Practice). Under company law the Directors must not approve the parent company financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company for that period.

In preparing those financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•

state with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the parent company financial statements and Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The parent company financial statements for the year ended 31 December 2011, comprising the balance sheet for the year ended 31 December 2011 and supporting notes, are set out on pages 218 to 221 of this report.

The responsibilities of the auditors in relation to the parent company financial statements are set out in the Independent Auditors’ report on page 217.

The financial statements for the year ended 31 December 2011 are included in the Annual Report, which is published in hard-copy printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

Disclosure of information to auditors

The Directors in office at the date of this Report have each confirmed that:

•	so far as he or she is aware, there is no relevant audit information of which the company’s auditors are unaware; and

•

he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern basis

After making enquiries, the Directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

The UK Corporate Governance Code

The Board considers that GlaxoSmithKline plc applies the principles and provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 82 to 105, and has complied with its provisions except as disclosed on page 84. As required by the Financial Services Authority’s Listing Rules, the auditors have considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.

Sir Christopher Gent

Chairman

9 March 2012

GSK Annual Report 2011	217
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Independent Auditors’ report

to the members of GlaxoSmithKline plc

We have audited the parent company financial statements of GlaxoSmithKline plc for the year ended 31 December 2011 which comprise the Company Balance Sheet – UK GAAP and the related Notes A-H. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ statement of responsibilities set out on page 216, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the parent company financial statements:

•	give a true and fair view of the state of the company’s affairs as at 31 December 2011;

•	have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Directors’ Report for the financial year for which the parent company financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Other matters

We have reported separately on the Group financial statements of GlaxoSmithKline plc for the year ended 31 December 2011.

The Company has passed a resolution in accordance with section 506 of the Companies Act 2006 that the senior statutory auditor’s name should not be stated.

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

9 March 2012

218	GSK Annual Report 2011

Financial statements	Financial statements of GlaxoSmithKline plc prepared under UK GAAP

Company	balance sheet – UK GAAP at 31 December 2011

	Notes	2011 £m	2010 £m
Fixed assets – investments	D	19,680	19,659
Debtors	E	3,870	720
Cash at bank		19	10
Current assets		3,889	730
Creditors: amounts due within one year	F	(481)	(6,230)
Net current assets/(liabilities)		3,408	(5,500)
Net assets		23,088	14,159

Capital and reserves
Called up share capital	G	1,387	1,418
Share premium account	G	1,673	1,428
Other reserves	H	1,339	1,282
Profit and loss account	H	18,689	10,031
Equity shareholders’ funds		23,088	14,159

Approved by the Board on 9 March 2012.

Sir Christopher Gent

Chairman

GlaxoSmithKline plc

Registered number: 3888792

GSK Annual Report 2011	219
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Notes to the company balance sheet –

UK GAAP

A) Presentation of the financial statements

Description of business

GlaxoSmithKline plc is the parent company of GSK, a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter (OTC) medicines and health-related consumer products.

Preparation of financial statements

The financial statements, which are prepared on a going concern basis, are drawn up in accordance with UK generally accepted accounting principles (UK GAAP) and with UK accounting presentation as at 31 December 2011, with comparative figures as at 31 December 2010. Where appropriate, comparative figures are reclassified to ensure a consistent presentation with current year information.

As permitted by s.408 of the Companies Act 2006, the profit and loss account of the company is not presented in this Annual Report.

Accounting convention and standards

The balance sheet has been prepared using the historical cost convention and complies with applicable UK accounting standards.

Accounting principles and policies

The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.

The balance sheet has been prepared in accordance with the company’s accounting policies approved by the Board and described in Note B.

B) Accounting policies

Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction, or at the forward rate if hedged by a forward exchange contract. Foreign currency assets and liabilities are translated at rates of exchange ruling at the balance sheet date, or at the forward rate.

Dividends paid and received

Dividends paid and received are included in the accounts in the period in which the related dividends are actually paid or received.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

Investments in subsidiary companies

Investments in subsidiary companies are held at cost less any provision for impairment.

Impairment of investments

The carrying value of investments are reviewed for impairment when there is an indication that the investment might be impaired. Any provision resulting from an impairment review is charged to the income statement in the year concerned.

Share based payments

The issuance by the company to its subsidiaries of a grant over the company’s options, represents additional capital contributions by the company in its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period.

Taxation

Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantially enacted by the balance sheet date.

The company accounts for taxation which is deferred or accelerated by reason of timing differences which have originated but not reversed by the balance sheet date. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse. Deferred tax liabilities and assets are not discounted.

Financial guarantees

Liabilities relating to guarantees issued by the company on behalf of its subsidiaries are initially recognised at fair value and amortised over the life of the guarantee.

C) Operating profit

A fee of £11,474 (2010 – £11,140) relating to the audit of the company has been charged in operating profit.

220	GSK Annual Report 2011

Financial statements	Financial statements of GlaxoSmithKline plc prepared under UK GAAP

Notes	to the company balance sheet – UK GAAP continued

D) Fixed assets
	2011 £m	2010 £m
Shares in GlaxoSmithKline Services Unlimited	613	613
Shares in GlaxoSmithKline Holdings (One) Limited	18	18
Shares in GlaxoSmithKline Holdings Limited	17,888	17,888
Shares in GlaxoSmithKline Mercury Limited	33	33
	18,552	18,552
Capital contribution relating to share based payments	1,128	1,107
	19,680	19,659
E) Debtors
	2011 £m	2010 £m
Amounts due within one year:
UK Corporation tax recoverable	227	223
Amounts owed by Group undertakings	3,236	112
	3,463	335
Amounts due after more than one year:
Amounts owed by Group undertakings	407	385
	3,870	720
F) Creditors
	2011 £m	2010 £m
Amounts due within one year:
Bank overdraft	9	9
Amounts owed to Group undertakings	4	5,774
Other creditors	468	447
	481	6,230

The company has guaranteed debt issued by one of its subsidiary companies for which it receives an annual fee from the subsidiary. In aggregate, the company has outstanding guarantees over $10 billion of debt instruments.

The amount due from the subsidiary companies in relation to these guarantee fees will be recovered over the life of the bonds and are disclosed within debtors (see Note E).

GSK Annual Report 2011	221
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Notes to the company balance sheet – UK GAAP continued

G) Share capital and share premium account

	Ordinary Shares of 25p each		Share premium
	Number	£m	£m
Share capital authorised
At 31 December 2010 At 31 December 2011	10,000,000,000 10,000,000,000	2,500 2,500
Share capital issued and fully paid At 1 January 2010 Issued under employee share schemes	5,665,128,719 5,329,458	1,416 2	1,368 60
At 31 December 2010 Issued under employee share schemes Share capital purchased and cancelled	5,670,458,177 21,949,144 (142,204,223)	1,418 5 (36)	1,428 245 –
At 31 December 2011	5,550,203,098	1,387	1,673

	31 December 2011 000		31 December 2010 000
Number of shares issuable under outstanding options	126,810		207,132
Number of unissued shares not under option	4,322,987		4,122,410

At 31 December 2011, of the issued share capital, 90,922,720 shares were held in the ESOP Trusts, 501,157,927 shares were held as Treasury shares and 4,958,122,451 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 42, ‘Employee share schemes’.

A total of 169 million shares were purchased by the company during 2011 at a cost of £2,191 million. During the year 142 million shares were cancelled and 27 million shares added to Treasury shares.

The company expects to make further share repurchases of £1–2 billion during 2012. The exact amount and timing of further purchases and whether the shares will be held as Treasury shares or be cancelled will be determined by the company and is dependent on market conditions and other factors. No shares were purchased in the period 1 January 2012 to 7 February 2012. In the period 8 February 2012 to 2 March 2012 8.6 million shares were purchased at a cost of £122.3 million.

H) Reserves

	Other reserves £m	Profit and loss account £m	Total £m
At 1 January 2010	1,255	13,270	14,525
Loss attributable to shareholders	–	(34)	(34)
Dividends to shareholders	–	(3,205)	(3,205)
Capital contribution relating to share based payments	27	–	27
At 31 December 2010	1,282	10,031	11,313
Profit attributable to shareholders	–	14,255	14,255
Dividends to shareholders	–	(3,406)	(3,406)
Shares purchased and cancelled or held as Treasury share	36	(2,191)	(2,155)
Capital contribution relating to share based payments	21	–	21
At 31 December 2011	1,339	18,689	20,028

The profit of GlaxoSmithKline plc for the year was £14,255 million (2010 – loss of £34 million), which after dividends of £3,406 million (2010 – £3,205 million), gave a retained profit of £10,849 million (2010 – loss of £3,239 million). After the cost of shares purchased and cancelled or held as Treasury shares of £2,191 million (2010 – £nil), the profit and loss account reserve at 31 December 2011 stood at £18,689 million (2010 – £10,031 million), of which £4,096 million is unrealised (2010 – £4,096 million).

222	GSK Annual Report 2011

Shareholder information	Shareholder information

Financial record

Quarterly trend

An unaudited analysis of the Group results and Pharmaceuticals and Vaccines sales by therapeutic area is provided by quarter in Sterling for the financial year 2011.

Income statement – total	12 months 2011			Q4 2011
	£m	CER%	£%	£m	CER%	£%
Turnover – Pharmaceuticals and Vaccines	22,192	(4)	(5)	5,710	(3)	(4)
– Consumer Healthcare	5,195	5	4	1,268	3	–
Total turnover	27,387	(3)	(4)	6,978	(2)	(3)
Cost of sales	(7,332)	(3)	(3)	(1,895)	(7)	(9)
Selling, general and administration	(8,826	(32)	(32)	(2,226)	(48)	(50)
Research and development	(4,009)	(9)	(10)	(1,095)	–	–
Other operating income	587			117
Operating profit	7,807	>100	>100	1,879	>100	>100
Finance income	90			29
Finance costs	(799)			(204)
Profit on disposal of interest in associates	585			1
Share of after tax profits/(losses) of associates and joint ventures	15			(4)
Profit before taxation	7,698	>100	>100	1,701	>100	>100
Taxation	(2,240)			(417)
Tax rate %	29.1%			24.5%
Profit after taxation for the period	5,458	>100	>100	1,284	>100	>100
Profit attributable to non-controlling interests	197			32
Profit attributable to shareholders	5,261			1,252
Basic earnings per share (pence)	104.6p	>100	>100	25.2p	>100	>100
Diluted earnings per share (pence)	103.2p			24.9p

Income statement – results before major restructuring

Total turnover	27,387	(3)	(4)	6,978	(2)	(3)
Cost of sales	(7,259)	(2)	(2)	(1,876)	(3)	(5)
Selling, general and administration	(8,429)	(31)	(32)	(2,064)	(50)	(52)
Research and development	(3,912)	–	(1)	(1,099)	2	1
Other operating income	610			140
Operating profit	8,397	65	64	2,079	>100	>100
Finance income	90			29
Finance costs	(797)			(203)
Profit on disposal of interest in associates	585			1
Share of after tax profits/(losses) of associates and joint ventures	15			(4)
Profit before taxation	8,290	86	84	1,902	>100	>100
Taxation	(2,354)			(463)
Tax rate %	28.4%			24.3%
Profit after taxation for the period	5,936	>100	>100	1,439	>100	>100
Profit attributable to non-controlling interests	197			32
Profit attributable to shareholders	5,739			1,407
Adjusted earnings per share (pence)	114.1p	>100	>100	28.4p	>100	>100
Diluted earnings per share (pence)	112.5p			28.0p

The calculation of results before major restructuring is described in Note 1 to the financial statements, ‘Presentation of the financial statements’.

GSK Annual Report 2011	223
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Q3 2011							Q2 2011				Q1 2011
£m		CER%	£%	£m		CER%	£%	£m		CER%	£%
5,775		3	4	5,443		(3)	(6)	5,264		(14)	(14)
1,329		5	6	1,277		4	2	1,321		7	7
7,104		3	4	6,720		(2)	(4)	6,585		(10)	(10)
(1,998)		3	5	(1,644)		1	(1)	(1,795)		(8)	(8)
(2,098)		1	3	(2,345)		(41)	(44)	(2,157)		(12)	(8)
(984)		(2)	(2)	(1,015)		(12)	(15)	(915)		(20)	(21)
91				62				317
2,115		8	8	1,778		>100	>100	2,035		2	(3)
19				23				19
(191)				(211)				(193)
–				–				584
(2)				2				19
1,941		8	8	1,592		>100	>100	2,464		33	28
(498)				(445)				(880)
25.7%				28.0%				35.7%
1,443		8	7	1,147		>100	>100	1,584		18	14
65				41				59
1,378				1,106				1,525
27.6	p	9	9	21.8	p	>100	>100	30.0	p	18	14
27.2	p			21.6	p			29.6	p

7,104		3	4	6,720		(2)	(4)	6,585		(10)	(10)
(1,978)		3	5	(1,625)		1	–	(1,780)		(8)	(7)
(2,067)		4	6	(2,244)		(39)	(42)	(2,054)		(14)	(11)
(971)		2	2	(944)		(1)	(5)	(898)		(4)	(4)
91				62				317
2,179		3	2	1,969		>100	>100	2,170		(5)	(9)
19				23				19
(190)				(211)				(193)
–				–				584
(2)				2				19
2,006		2	2	1,783		>100	>100	2,599		21	16
(515)				(475)				(901)
25.7%				26.6%				34.7%
1,491		–	–	1,308		>100	>100	1,698		9	5
65				41				59
1,426				1,267				1,639
28.5	p	1	1	25.0	p	>100	>100	32.2	p	9	5
28.2	p			24.7	p			31.9	p

224	GSK Annual Report 2011

Shareholder information	Pharmaceuticals and Vaccines turnover

Pharmaceuticals and Vaccines turnover by therapeutic area 2011

				Total			USA			Europe		Emerging Markets			Rest of World
		2010
Therapeutic area/	2011	(restated)		Growth	2011		Growth	2011		Growth	2011		Growth	2011	Growth
major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	7,298	7,238	2	1	3,301	1	(3)	2,115	(2)	(2)	642	8	4	1,240	10	15
Avamys/Veramyst	241	193	24	25	62	(6)	(10)	65	14	16	44	45	42	70	78	89
Flixonase/Flonase	138	164	(17)	(16)	7	(78)	(81)	37	(8)	(8)	45	15	15	49	(4)	2
Flixotide/Flovent	813	804	3	1	447	8	4	151	(6)	(5)	48	6	–	167	(4)	1
Seretide/Advair	5,061	5,139	–	(2)	2,475	(1)	(5)	1,580	(2)	(1)	317	–	(3)	689	9	14
Serevent	182	201	(9)	(9)	62	2	(3)	85	(14)	(13)	3	50	50	32	(19)	(14)
Ventolin	602	522	17	15	239	39	34	141	(1)	(1)	121	13	8	101	9	13
Xyzal	64		85	94	–	–	–	–	–	–	9	–	–	55	>100	>100
Zyrtec	96	82	12	17	–	–	–	–	–	–	20	50	43	76	4	12
Anti-virals	807	1,086	(27)	(26)	149	(58)	(60)	82	(26)	(25)	242	9	9	334	(17)	(13)
Hepsera	127	128	(3)	(1)	–	–	–	–	–	–	61	5	5	66	(9)	(4)
Relenza	27	121	(79)	(78)	2	(95)	(95)	–	–	–	–	–	–	25	(66)	(65)
Valtrex	339	532	(38)	(36)	72	(70)	(71)	48	(31)	(29)	31	14	11	188	(4)	2
Zeffix	237	233	1	2	11	(15)	(15)	24	(8)	(8)	149	9	10	53	(10)	(9)
Central nervous system	1,721	1,753	(2)	(2)	474	(3)	(6)	480	(12)	(11)	248	14	11	519	2	7
Imigran/Imitrex	210	212	(2)	(1)	82	12	9	74	(14)	(13)	5	–	–	49	(4)	4
Keppra	53		20	20	–	–	–	2	–	–	35	20	17	16	25	33
Lamictal	536	504	8	6	277	12	8	131	(10)	(8)	57	4	–	71	43	51
Requip	218	233	(7)	(6)	42	(2)	(5)	113	(18)	(18)	4	33	33	59	16	20
Seroxat/Paxil	435	482	(13)	(10)	(3)	<(100)	<(100)	66	(20)	(20)	79	10	8	293	(8)	(2)
Treximet	57	56	5	2	57	7	4	–	–	–	–	–	–	–	–	–
Wellbutrin	85	81	6	5	16	(33)	(33)	45	15	15	19	46	46	5	20	–
Cardiovascular and urogenital	2,740	2,570	8	7	1,564	3	–	656	6	8	174	34	30	346	31	36
Arixtra	276	301	(7)	(8)	147	(14)	(17)	97	(3)	(2)	15	60	50	17	–	13
Avodart	748	629	20	19	331	2	(2)	223	26	27	41	30	24	153	74	82
Coreg	155	171	(6)	(9)	154	(6)	(9)	–	–	–	–	–	–	1	–	–
Fraxiparine	234	222	5	5	–	–	–	162	5	5	69	29	25	3	(85)	(77)
Lovaza	569	530	12	7	567	12	7	–	–	–	–	–	–	2	–	–
Vesicare	126	114	15	11	126	16	12	–	–	–	–	–	–	–	–	–
Volibris	97	46	>100	>100	–	–	–	69	70	73	5	>100	>100	23	>100	>100
Metabolic	362	678	(47)	(47)	90	(61)	(62)	67	(60)	(60)	67	(23)	(26)	138	(28)	(25)
Avandia products	123	440	(71)	(72)	91	(60)	(62)	(3)	<(100)	<(100)	16	(62)	(62)	19	(74)	(74)
Bonviva/Boniva	65	78	(17)	(17)	–	–	–	47	(27)	(27)	2	50	–	16	25	33
Anti-bacterials	1,390	1,396	1	–	54	(25)	(28)	513	(5)	(4)	649	11	6	174	(1)	1
Augmentin	641	625	4	3	–	–	–	248	3	3	311	11	7	82	(1)	–
Oncology and emesis	693	688	2	1	272	(19)	(22)	249	22	24	76	27	23	96	23	28
Arzerra	44	31	45	42	31	23	19	12	>100	>100	–	–	–	1	–	–
Hycamtin	57	144	(60)	(60)	6	(92)	(93)	40	(19)	(17)	5	(29)	(29)	6	–	–
Promacta	75	31	>100	>100	32	36	28	23	>100	>100	4	–	–	16	>100	>100
Tyverb/Tykerb	231	227	2	2	64	(6)	(9)	97	2	3	36	23	20	34	–	3
Votrient	100	38	>100	>100	56	76	70	37	>100	>100	6	–	–	1	–	–
Vaccines	3,497	4,326	(19)	(19)	814	11	7	1,091	(36)	(35)	810	(12)	(13)	782	(21)	(18)
Boostrix	192	181	7	6	108	2	(2)	48	9	12	8	(11)	(11)	28	37	47
Cervarix	506	242	>100	>100	8	(31)	(38)	58	(50)	(50)	50	96	92	390	>100	>100
Fluarix, FluLaval	230	241	(2)	(5)	132	25	20	40	(38)	(37)	28	(28)	(30)	30	7	7
Flu Pandemic	18	1,192	(98)	(98)	–	–	–	13	(97)	(97)	–	–	–	5	(99)	(99)
Hepatitis	688	720	(3)	(4)	293	(1)	(5)	227	(7)	(6)	84	(3)	(5)	84	(1)	1
Infanrix, Pediarix	690	700	(2)	(1)	163	16	12	403	(7)	(6)	44	(10)	(12)	80	–	7
Rotarix	300	235	31	28	110	55	49	41	8	8	110	12	8	39	76	86
Synflorix	350	221	57	58	–	–	–	52	21	21	276	85	85	22	(31)	(24)
Dermatologicals	1,087	1,087	1	–	287	(17)	(20)	251	1	2	354	28	24	195	(5)	(1)
Bactroban	123	119	6	3	51	4	–	28	4	4	30	14	7	14	–	8
Dermovate	87	74	19	18	–	–	–	24	26	26	35	23	17	28	8	12
Duac	109	116	(3)	(6)	60	(6)	(10)	24	–	4	11	9	–	14	(7)	(7)
Soriatane	75	71	8	6	74	8	4	–	–	–	–	–	–	1	–	–
Zovirax	109	152	(29)	(28)	11	(79)	(79)	27	(4)	–	28	12	8	43	(9)	(7)
Other	1,028	994	4	3	30	29	25	263	(15)	(15)	418	15	9	317	8	12
	20,623	21,816	(5)	(5)	7,035	(5)	(8)	5,767	(13)	(12)	3,680	6	3	4,141	(2)	2
ViiV Healthcare (HIV)	1,569	1,566	1	–	660	4	–	574	(3)	(2)	199	9	9	136	(4)	(2)
Combivir	322	363	(10)	(11)	127	(8)	(11)	93	(21)	(21)	83	8	5	19	(29)	(21)
Epivir	110	115	(3)	(4)	39	3	(3)	32	(14)	(14)	27	13	13	12	(21)	(14)
Epzicom/Kivexa	617	555	12	11	230	14	10	272	10	11	43	13	13	72	10	16
Lexiva	142	155	(7)	(8)	74	(4)	(8)	45	(14)	(12)	16	23	23	7	(36)	(36)
Selzentry	110	80	39	38	45	38	32	51	24	24	4	100	100	10	>100	>100
Trizivir	126	144	(11)	(13)	67	(4)	(8)	50	(18)	(17)	5	25	25	4	(43)	(43)
	22,192	23,382	(4)	(5)

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates. Turnover by quarter is given on pages 226 to 230.

GSK Annual Report 2011	225
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Pharmaceuticals and Vaccines turnover by therapeutic area 2010

				Total			USA			Europe		Emerging Markets			Rest of World
Therapeutic area/	2010	2009 (restated)		Growth	2010		Growth	2010		Growth	2010		Growth	2010	Growth
major products	£m	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	7,238	6,977	3	4	3,394	1	2	2,149	–	(2)	616	19	21	1,079	4	14
Avamys/Veramyst	193	142	33	36	69	–	1	56	27	24	31	>100	>100	37	94	>100
Flixonase/Flonase	164	171	(5)	(4)	37	37	37	40	(7)	(7)	39	11	11	48	(30)	(27)
Flixotide/Flovent	804	775	2	4	431	8	9	159	(9)	(11)	48	38	41	166	(10)	(1)
Seretide/Advair	5,139	4,977	2	3	2,604	–	–	1,601	2	–	328	16	19	606	10	21
Serevent	201	236	(16)	(15)	64	(12)	(12)	98	(16)	(16)	2	(33)	(33)	37	(23)	(16)
Ventolin	522	477	8	9	179	16	17	142	(3)	(5)	112	19	20	89	(2)	10
Zyrtec	82	75	4	9	–	–	–	–	–	–	14	–	–	68	5	11
Anti-virals	1,086	2,416	(56)	(55)	370	(68)	(68)	109	(73)	(73)	223	(3)	(1)	384	(44)	(39)
Hepsera	128	114	6	12	–	–	–	1	–	–	58	10	14	69	2	10
Relenza	121	720	(84)	(83)	43	(69)	(69)	6	(97)	(97)	1	(97)	(97)	71	(80)	(79)
Valtrex	532	1,294	(60)	(59)	252	(73)	(73)	68	(56)	(58)	28	8	8	184	2	11
Zeffix	233	217	4	7	13	(24)	(24)	26	(10)	(10)	136	17	18	58	(5)	4
Central nervous system	1,753	1,870	(8)	(6)	505	(23)	(22)	540	(4)	(6)	223	17	17	485	(2)	7
Imigran/Imitrex	212	266	(21)	(20)	75	(39)	(39)	85	(10)	(11)	5	–	–	47	2	12
Lamictal	504	500	1	1	257	(4)	(4)	143	(6)	(7)	57	23	19	47	42	52
Requip	233	209	11	11	44	69	69	137	2	(1)	3	50	50	49	2	14
Seroxat/Paxil	482	523	(12)	(8)	27	(36)	(36)	82	(15)	(17)	73	(3)	(4)	300	(9)	(2)
Treximet	56	55	2	2	55	2	–	–	–	–	–	–	–	1	–	–
Wellbutrin	81	132	(39)	(39)	24	(73)	(73)	39	33	30	13	30	30	5	(25)	25
Cardiovascular and urogenital	2,570	2,298	11	12	1,571	10	11	610	7	5	134	25	24	255	23	33
Arixtra	301	254	19	19	177	25	26	99	8	4	10	43	43	15	18	36
Avodart	629	530	18	19	337	5	6	175	22	18	33	50	50	84	90	>100
Coreg	171	172	(1)	(1)	170	(1)	(1)	–	–	–	–	–	–	1	–	–
Fraxiparine	222	229	(2)	(3)	–	–	–	154	(9)	(11)	55	29	31	13	(7)	(7)
Lovaza	530	450	17	18	528	17	18	–	–	–	–	–	–	2	–	–
Vesicare	114	104	9	10	113	8	9	–	–	–	–	–	–	1	–	–
Volibris	46	19	>100	>100	–	–	–	40	>100	>100	1	–	–	5	>100	>100
Metabolic	678	1,181	(44)	(43)	238	(59)	(59)	166	(38)	(40)	91	(24)	(24)	183	(17)	(11)
Avandia products	440	771	(44)	(43)	237	(45)	(44)	88	(48)	(49)	42	(43)	(45)	73	(32)	(26)
Bonviva/Boniva	78	255	(69)	(69)	–	(100)	(100)	64	(26)	(28)	2	–	–	12	22	33
Anti-bacterials	1,396	1,457	(4)	(4)	75	(28)	(27)	536	(14)	(16)	609	10	10	176	1	7
Augmentin	625	667	(6)	(6)	11	(76)	(76)	240	(17)	(19)	291	15	14	83	10	17
Oncology and emesis	688	629	9	9	350	13	14	201	1	(1)	62	7	9	75	17	25
Arzerra	31	3	>100	>100	26	>100	>100	4	–	–	–	–	–	1	–	–
Hycamtin	144	172	(16)	(16)	83	(17)	(17)	48	(17)	(19)	7	17	17	6	(14)	(14)
Promacta	31	13	>100	>100	25	92	92	5	–	–	–	–	–	1	–	–
Tyverb/Tykerb	227	169	34	34	70	28	30	94	28	25	30	36	36	33	72	83
Votrient	38	1	>100	>100	33	>100	>100	4	–	–	–	–	–	1	–	–
Vaccines	4,326	3,706	15	17	763	(7)	(6)	1,681	(2)	(4)	927	38	39	955	85	100
Boostrix	181	139	29	30	110	51	51	43	10	8	9	29	29	19	(16)	–
Cervarix	242	187	26	29	13	>100	>100	116	(14)	(16)	25	4	9	88	>100	>100
Fluarix, FluLaval	241	211	14	14	110	51	51	63	(8)	(11)	40	(5)	(5)	28	–	12
Flu Pandemic	1,192	883	31	35	1	(99)	(99)	488	(6)	(7)	226	>100	>100	477	>100	>100
Hepatitis	720	665	7	8	307	19	19	242	(6)	(8)	88	8	10	83	15	26
Infanrix, Pediarix	700	649	8	8	146	8	9	429	8	6	50	13	11	75	3	17
Rotarix	235	282	(18)	(17)	74	(4)	(3)	38	(28)	(28)	102	(22)	(21)	21	(17)	(13)
Synflorix	221	73	>100	>100	–	–	–	43	38	34	149	>100	>100	29	>100	>100
Dermatologicals	1,087	707	51	54	358	70	70	246	48	45	286	52	56	197	26	37
Bactroban	119	123	(3)	(3)	51	(14)	(14)	27	8	4	28	7	4	13	–	18
Dermovate	74	–	–	–	–	–	–	19	–	–	30	–	–	25	–	–
Duac	116	46	>100	>100	67	>100	>100	23	>100	>100	11	>100	>100	15	>100	>100
Soriatane	71	28	>100	>100	71	>100	>100	–	–	–	–	–	–	–	–	–
Zovirax	152	129	15	18	53	>100	>100	27	(10)	(10)	26	9	13	46	(14)	(8)
Other	994	848	16	17	24	53	41	310	9	6	385	37	38	275	–	6
	21,816	22,089	(2)	(1)	7,648	(11)	(11)	6,548	(6)	(8)	3,556	22	23	4,064	6	15
ViiV Healthcare (HIV)	1,566	1,605	(3)	(2)	660	(8)	(8)	585	(5)	(8)	146	35	39	175	7	16
Combivir	363	425	(16)	(15)	143	(24)	(24)	117	(21)	(23)	63	22	29	40	(3)	5
Epivir	115	129	(12)	(11)	40	(17)	(17)	37	(22)	(24)	18	31	38	20	–	5
Epzicom/Kivexa	555	546	1	2	210	(7)	(6)	245	3	–	29	38	38	71	14	22
Lexiva	155	178	(12)	(13)	80	(19)	(19)	51	(15)	(18)	13	86	86	11	–	10
Selzentry	80	1	>100	>100	34	–	–	41	>100	>100	2	–	–	3	–	–
Trizivir	144	201	(28)	(28)	73	(30)	(30)	60	(26)	(27)	4	(43)	(43)	7	(13)	(13)
	23,382	23,694	(2)	(1)

CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

226	GSK Annual Report 2011

Shareholder information	Quarterly trend

Quarterly trend

Pharmaceuticals and Vaccines turnover – total Group

			Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	1,957	3	2	1,714	(2)	(1)	1,812	2	(1)	1,815	3	3
Avamys/Veramyst	55	12	10	50	23	25	64	14	12	72	52	57
Flixonase/Flonase	31	(16)	(16)	28	(16)	(13)	31	(36)	(38)	48	2	7
Flixotide/Flovent	232	7	5	183	(3)	(2)	196	1	(2)	202	4	3
Seretide/Advair	1,351	2	–	1,217	(3)	(2)	1,270	2	(1)	1,223	(2)	(3)
Serevent	44	(12)	(12)	43	(10)	(10)	43	(17)	(17)	52	2	2
Ventolin	171	23	20	136	5	5	149	15	11	146	27	26
Xyzal	22	(9)	(4)	12	>100	>100	15	>100	>100	15	>100	>100
Zyrtec	24	–	4	21	5	11	20	–	–	31	45	55
Anti-virals	195	(15)	(13)	202	(10)	(7)	209	(26)	(27)	201	(45)	(44)
Hepsera	37	9	12	32	(6)	–	30	(9)	(12)	28	(7)	(3)
Relenza	4	(55)	(64)	2	(94)	(89)	12	38	50	9	(89)	(89)
Valtrex	76	(23)	(21)	87	(12)	(8)	86	(48)	(48)	90	(51)	(49)
Zeffix	56	(14)	(13)	63	11	15	62	3	–	56	6	8
Central nervous system	446	(1)	(1)	458	3	5	421	(6)	(6)	396	(6)	(5)
Imigran/Imitrex	54	6	8	54	–	2	51	(2)	(2)	51	(12)	(11)
Keppra	17	21	21	13	(13)	(13)	12	33	33	11	83	83
Lamictal	141	9	8	153	18	17	128	7	4	114	(4)	(5)
Requip	52	(13)	(13)	56	(7)	(3)	57	(5)	(5)	53	(4)	(4)
Seroxat/Paxil	116	(13)	(9)	109	(9)	(5)	107	(21)	(20)	103	(8)	(3)
Treximet	15	7	7	14	–	8	14	(6)	(13)	14	15	8
Wellbutrin	20	(5)	(9)	23	33	28	23	5	10	19	(5)	(5)
Cardiovascular and urogenital	719	4	3	700	7	8	706	13	8	615	9	8
Arixtra	56	(30)	(30)	71	(3)	(1)	75	(1)	(5)	74	9	6
Avodart	206	17	16	188	19	21	188	24	20	166	20	19
Coreg	41	2	–	38	(11)	(14)	39	(5)	(11)	37	(10)	(12)
Fraxiparine	60	13	9	60	7	11	60	4	5	54	(2)	(4)
Lovaza	158	10	7	139	2	1	145	14	5	127	21	19
Vesicare	32	6	3	33	21	18	33	17	10	28	16	12
Volibris	28	69	75	25	>100	>100	22	>100	>100	22	>100	>100
Metabolic	103	(5)	(6)	83	(35)	(34)	85	(60)	(60)	91	(60)	(60)
Avandia products	39	(20)	(20)	22	(67)	(69)	26	(82)	(83)	36	(79)	(79)
Bonviva/Boniva	14	(17)	(22)	17	(6)	–	18	(15)	(10)	16	(26)	(30)
Anti-bacterials	355	(1)	(4)	323	(3)	(3)	333	–	(1)	379	8	6
Augmentin	173	7	3	139	(10)	(9)	142	–	(1)	187	19	17
Oncology and emesis	182	8	6	196	13	14	165	(4)	(6)	150	(10)	(11)
Arzerra	12	33	33	12	33	33	11	38	38	9	100	80
Hycamtin	12	(55)	(59)	18	(49)	(49)	13	(70)	(68)	14	(65)	(65)
Promacta	24	>100	>100	22	>100	>100	17	>100	>100	12	100	100
Tyverb/Tykerb	59	–	(2)	61	3	5	59	7	5	52	(2)	(2)
Votrient	31	>100	>100	30	>100	>100	22	>100	>100	17	>100	>100
Vaccines	810	(18)	(19)	1,142	14	16	787	(15)	(16)	758	(46)	(46)
Boostrix	45	(10)	(8)	62	7	5	53	26	23	32	7	7
Cervarix	100	46	49	232	>100	>100	65	30	30	109	34	42
Fluarix, FluLaval	54	(22)	(22)	159	(2)	(5)	8	–	–	9	60	80
Flu pandemic	8	(95)	(95)	1	(98)	(98)	4	(99)	(99)	5	(99)	(99)
Hepatitis	161	(1)	(2)	178	(6)	(6)	191	15	12	158	(19)	(20)
Infanrix, Pediarix	181	(4)	(5)	192	12	14	156	(11)	(11)	161	(2)	(3)
Rotarix	73	(5)	(8)	75	44	44	75	>100	92	77	20	18
Synflorix	67	44	40	107	14	19	99	>100	>100	77	73	71
Dermatologicals	266	(5)	(8)	283	4	4	265	4	1	273	3	3
Bactroban	29	3	–	36	9	9	30	3	–	28	7	4
Dermovate	24	14	9	22	17	22	22	21	16	19	27	27
Duac	26	4	(4)	30	(12)	(9)	25	(7)	(14)	28	4	4
Soriatane	22	29	29	19	–	–	17	12	–	17	(6)	(6)
Zovirax	26	(33)	(33)	25	(19)	(19)	22	(33)	(33)	36	(29)	(27)
Other	275	(9)	(10)	239	1	–	281	19	17	233	10	10
	5,308	(3)	(4)	5,340	3	4	5,064	(4)	(6)	4,911	(14)	(15)

ViiV Healthcare (HIV)	402	1	–	435	7	8	379	–	(3)	353	(4)	(5)
Combivir	68	(29)	(31)	112	17	18	71	(16)	(18)	71	(12)	(13)
Epivir	27	(7)	(7)	28	(10)	(10)	29	11	7	26	(7)	(7)
Epzicom/Kivexa	170	17	16	160	14	16	147	7	5	140	8	7
Lexiva	38	6	6	35	(13)	(13)	37	–	(3)	32	(20)	(22)
Selzentry	33	50	50	28	40	40	26	37	37	23	26	21
Trizivir	32	3	–	33	(16)	(13)	31	(8)	(14)	30	(21)	(21)
	5,710	(3)	(4)	5,775	3	4	5,443	(3)	(6)	5,264	(14)	(14)
Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2011	227
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Quarterly trend

Pharmaceuticals and Vaccines turnover – USA

		Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

Respiratory	919	7	5	783	(6)	(7)	808	2	(7)	791	1	(2)
Avamys/Veramyst	13	(18)	(24)	17	13	13	17	(5)	(15)	15	(12)	(12)
Flixonase/Flonase	1	(80)	(80)	2	(63)	(75)	1	(94)	(94)	3	(50)	(50)
Flixotide/Flovent	134	17	14	100	(3)	(5)	106	6	(3)	107	11	8
Seretide/Advair	682	4	2	593	(7)	(9)	614	2	(6)	586	(5)	(7)
Serevent	14	–	(7)	15	(6)	(6)	12	(24)	(29)	21	38	31
Ventolin	72	49	47	54	10	8	57	38	27	56	66	60
Xyzal	–	–	–	–	–	–	–	–	–	–	–	–
Zyrtec	–	–	–	–	–	–	–	–	–	–	–	–
Anti-virals	29	(29)	(29)	40	(28)	(30)	39	(64)	(67)	41	(73)	(73)
Hepsera	–	–	–	–	–	–	–	–	–	–	–	–
Relenza	2	>100	>100	–	–	–	–	–	–	–	–	–
Valtrex	6	(75)	(75)	22	(19)	(19)	22	(74)	(77)	22	(79)	(79)
Zeffix	3	(33)	–	1	(33)	(67)	3	(25)	(25)	4	33	33
Central nervous system	121	7	6	140	16	13	110	(9)	(16)	103	(23)	(24)
Imigran/Imitrex	20	40	33	21	17	17	20	11	11	21	(8)	(13)
Keppra	–	–	–	–	–	–	–	–	–	–	–	–
Lamictal	70	9	6	88	29	26	66	20	10	53	(11)	(13)
Requip	11	10	10	11	(15)	(15)	10	–	(9)	10	–	–
Seroxat/Paxil	–	–	–	–	–	–	(4)	–	–	1	(90)	(90)
Treximet	15	14	7	14	–	8	14	–	(7)	14	15	8
Wellbutrin	3	(71)	(57)	5	50	25	5	(20)	–	3	(50)	(63)
Cardiovascular and urogenital	406	(2)	(4)	404	1	(1)	410	10	2	344	5	2
Arixtra	23	(51)	(53)	39	(9)	(9)	41	(2)	(11)	44	15	13
Avodart	89	6	3	79	(8)	(9)	87	8	(1)	76	3	–
Coreg	40	2	(2)	39	(12)	(9)	38	(5)	(14)	37	(10)	(12)
Fraxiparine	–	–	–	–	–	–	–	–	–	–	–	–
Lovaza	158	10	8	139	4	1	144	13	4	126	21	18
Vesicare	33	10	6	32	22	19	33	17	10	28	16	12
Volibris	–	–	–	–	–	–	–	–	–	–	–	–
Metabolic	30	(23)	(25)	14	(56)	(56)	20	(71)	(74)	26	(70)	(71)
Avandia products	31	(25)	(23)	14	(52)	(58)	20	(72)	(73)	26	(70)	(71)
Bonviva/Boniva	–	–	–	–	–	–	–	–	–	–	–	–
Anti-bacterials	6	(63)	(63)	13	–	(7)	16	(19)	(24)	19	(21)	(21)
Augmentin	(1)	–	–	(1)	–	–	(1)	–	–	3	(63)	(63)
Oncology and emesis	72	(3)	(4)	84	(3)	(6)	57	(33)	(39)	59	(35)	(36)
Arzerra	8	33	33	9	13	13	7	14	–	7	40	40
Hycamtin	2	(79)	(86)	4	(81)	(81)	–	–	–	–	–	–
Promacta	8	50	33	10	67	67	8	29	14	6	–	–
Tyverb/Tykerb	17	–	–	19	11	6	15	(11)	(17)	13	(24)	(24)
Votrient	16	45	45	16	89	78	12	63	50	12	>100	>100
Vaccines	158	(6)	(8)	323	20	16	178	36	24	155	(7)	(9)
Boostrix	23	(18)	(18)	43	10	5	27	12	4	15	–	–
Cervarix	1	100	–	4	(25)	–	2	(50)	(67)	1	(50)	(50)
Fluarix, FluLaval	17	(39)	(39)	109	40	35	5	–	–	1	–	–
Flu pandemic	–	–	–	–	–	–	–	–	–	–	–	–
Hepatitis	59	7	5	82	(14)	(15)	82	47	32	70	(23)	(24)
Infanrix, Pediarix	32	(8)	(11)	60	61	58	31	(13)	(23)	40	28	25
Rotarix	25	29	19	25	47	47	33	>100	>100	27	4	–
Synflorix	–	–	–	–	–	–	–	–	–	–	–	–
Dermatologicals	68	(27)	(28)	80	(12)	(14)	62	(7)	(16)	77	(20)	(21)
Bactroban	13	8	8	16	14	14	11	(7)	(21)	11	–	–
Dermovate	–	–	–	–	–	–	–	–	–	–	–	–
Duac	14	–	(7)	17	(15)	(15)	13	–	(13)	16	(6)	(6)
Soriatane	21	29	24	19	–	–	17	12	–	17	(6)	(6)
Zovirax	–	(100)	(100)	1	(88)	(88)	(1)	–	< (100)	11	(58)	(58)
Other	7	67	17	11	13	38	8	17	33	4	25	–
	1,816	–	(2)	1,892	(1)	(3)	1,708	(4)	(12)	1,619	(13)	(15)

ViiV Healthcare (HIV)	176	10	8	177	11	9	154	(4)	(13)	153	(1)	(4)
Combivir	30	(12)	(12)	37	8	3	30	(18)	(23)	30	(9)	(12)
Epivir	9	–	(10)	10	–	–	9	(10)	(10)	11	20	10
Epzicom/Kivexa	65	20	18	61	26	22	53	2	(7)	51	8	6
Lexiva	20	–	–	19	5	–	18	(5)	(10)	17	(14)	(19)
Selzentry	13	44	44	12	63	50	10	22	11	10	25	25
Trizivir	18	13	13	17	(5)	(11)	17	–	(11)	15	(21)	(21)

Pharmaceutical turnover includes co-promotion income.

228	GSK Annual Report 2011

Shareholder information	Quarterly trend continued

Quarterly trend

Pharmaceuticals and Vaccines turnover – Europe

			Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	524	(5)	(6)	502	(1)	3	552	1	3	537	(4)	(6)
Avamys/Veramyst	14	17	17	13	20	30	22	5	5	16	23	23
Flixonase/Flonase	8	(10)	(20)	9	–	13	11	(17)	(8)	9	–	(10)
Flixotide/Flovent	37	(10)	(12)	35	–	6	39	(3)	–	40	(9)	(11)
Seretide/Advair	390	(5)	(6)	384	–	4	407	2	4	399	(4)	(6)
Serevent	20	(17)	(17)	21	(17)	(13)	22	(8)	(8)	22	(15)	(15)
Ventolin	38	3	–	32	(6)	–	35	–	–	36	(3)	(3)
Xyzal	–	–	–	–	–	–	–	–	–	–	–	–
Zyrtec	–	–	–	–	–	–	–	–	–	–	–	–
Anti-virals	20	(17)	(17)	20	(21)	(17)	22	(19)	(15)	20	(40)	(43)
Hepsera	–	–	–	–	–	–	–	–	–	–	–	–
Relenza	–	–	–	–	–	–	–	–	–	–	–	–
Valtrex	12	(27)	(20)	11	(14)	(21)	13	(25)	(19)	12	(48)	(48)
Zeffix	5	–	(17)	7	(14)	–	6	–	–	6	(14)	(14)
Central nervous system	114	(12)	(14)	123	(11)	(6)	123	(12)	(10)	120	(14)	(14)
Imigran/Imitrex	18	(5)	(10)	20	(14)	(9)	19	(14)	(10)	17	(23)	(23)
Keppra	1	–	–	–	–	–	1	–	–	–	–	–
Lamictal	32	(6)	(6)	33	(9)	(6)	33	(16)	(11)	33	(8)	(11)
Requip	22	(33)	(33)	29	(9)	(9)	32	(17)	(11)	30	(14)	(17)
Seroxat/Paxil	17	(11)	(11)	16	(16)	(16)	17	(27)	(23)	16	(23)	(27)
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	11	9	–	12	10	20	12	33	33	10	11	11
Cardiovascular and urogenital	161	3	1	165	9	15	169	6	10	161	8	5
Arixtra	24	–	–	23	5	5	26	(7)	(4)	24	(8)	(8)
Avodart	60	22	20	58	37	41	55	20	25	50	28	25
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Fraxiparine	39	8	3	42	18	24	42	3	8	39	(7)	(9)
Lovaza	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–
Volibris	17	31	31	18	70	80	17	89	89	17	>100	>100
Metabolic	16	31	23	18	(54)	(51)	17	(71)	(69)	16	(72)	(74)
Avandia products	–	–	–	(1)	<(100)	<100	(2)	–	<(100)	–	–	–
Bonviva/Boniva	9	(29)	(36)	12	(15)	(8)	14	(24)	(18)	12	(35)	(40)
Anti-bacterials	123	(18)	(20)	112	(12)	(7)	122	(3)	2	156	12	10
Augmentin	63	(7)	(9)	54	(7)	(2)	56	4	6	75	21	19
Oncology and emesis	62	15	13	66	29	35	64	32	36	57	16	14
Arzerra	3	–	–	3	>100	>100	3	–	–	3	–	–
Hycamtin	8	(33)	(33)	11	(9)	–	10	(17)	(17)	11	(15)	(15)
Promacta	8	>100	>100	6	>100	>100	5	>100	>100	4	–	–
Tyverb/Tykerb	22	(8)	(12)	24	(4)	4	27	23	23	24	–	–
Votrient	12	>100	>100	12	>100	>100	8	–	–	5	–	–
Vaccines	290	(25)	(26)	285	(12)	(8)	275	(27)	(25)	241	(60)	(61)
Boostrix	14	27	27	13	–	8	12	9	9	9	–	–
Cervarix	17	(28)	(32)	12	–	9	14	(33)	(33)	15	(75)	(75)
Fluarix, FluLaval	18	31	38	24	(52)	(52)	(2)	–	–	–	–	–
Flu pandemic	2	(98)	(98)	2	–	–	4	(96)	(96)	5	(98)	(98)
Hepatitis	54	(14)	(14)	55	(4)	–	64	(2)	2	54	(10)	(11)
Infanrix, Pediarix	115	(3)	(4)	97	(4)	1	100	(12)	(8)	91	(11)	(13)
Rotarix	10	22	11	11	25	38	10	25	25	10	(23)	(23)
Synflorix	16	>100	100	11	11	22	12	(14)	(14)	13	8	8
Dermatologicals	61	–	(2)	62	–	5	66	3	5	62	2	–
Bactroban	6	(14)	(14)	8	14	14	7	–	–	7	17	17
Dermovate	6	20	20	6	20	20	6	20	20	6	50	50
Duac	6	–	–	6	–	20	6	–	–	6	–	–
Soriatane	–	–	–	–	–	–	–	–	–	–	–	–
Zovirax	7	(14)	–	7	17	17	6	(14)	(14)	7	–	–
Other	74	(22)	(24)	57	(12)	(12)	67	(19)	(13)	65	(1)	(4)
	1,445	(11)	(12)	1,410	(5)	(1)	1,477	(9)	(6)	1,435	(23)	(24)

ViiV Healthcare (HIV)	138	(3)	(5)	145	1	7	146	(3)	–	145	(7)	(8)
Combivir	19	(29)	(32)	22	(19)	(15)	25	(20)	(17)	27	(18)	(18)
Epivir	7	(13)	(13)	8	(11)	(11)	8	(20)	(20)	9	(10)	(10)
Epzicom/Kivexa	70	13	11	69	16	21	68	8	11	65	3	2
Lexiva	10	–	–	11	(23)	(15)	12	(8)	(8)	12	(20)	(20)
Selzentry	12	9	9	14	40	40	13	30	30	12	20	20
Trizivir	11	(21)	(21)	13	(20)	(13)	13	(7)	(7)	13	(24)	(24)

Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2011	229
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Quarterly trend

Pharmaceuticals and Vaccines turnover – Emerging Markets

			Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	174	13	7	153	8	5	165	4	(1)	150	6	5
Avamys/Veramyst	12	44	33	11	38	38	13	44	44	7	40	40
Flixonase/Flonase	12	–	9	12	33	33	12	30	20	9	–	–
Flixotide/Flovent	13	17	8	11	20	10	11	–	(8)	13	(7)	(7)
Seretide/Advair	85	5	–	75	–	(3)	81	(1)	(6)	76	(6)	(6)
Serevent	1	–	–	1	–	–	–	(100)	(100)	1	–	–
Ventolin	34	20	13	27	4	–	30	3	(3)	30	30	30
Xyzal	3	–	–	2	(33)	(33)	2	(33)	(33)	1	–	–
Zyrtec	6	50	50	5	50	25	4	–	–	5	>100	>100
Anti-virals	64	3	5	65	14	16	61	8	3	52	9	11
Hepsera	19	20	27	16	–	–	13	(7)	(13)	12	8	–
Relenza	–	–	–	–	–	–	–	–	–	–	–	–
Valtrex	9	25	13	8	14	14	8	–	–	6	20	20
Zeffix	35	(13)	(10)	41	25	28	40	14	11	33	10	14
Central nervous system	66	8	5	65	6	3	57	13	8	60	30	30
Imigran/Imitrex	1	–	–	2	100	100	1	(50)	(50)	2	–	–
Keppra	12	20	20	9	(17)	(25)	7	40	40	7	>100	>100
Lamictal	16	6	–	14	(7)	(7)	13	–	(7)	14	17	17
Requip	1	–	–	1	–	–	2	100	100	–	–	–
Seroxat/Paxil	20	5	5	21	5	11	18	–	(10)	21	40	40
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	5	–	25	6	100	100	3	67	–	4	33	33
Cardiovascular and urogenital	51	44	42	45	35	32	43	28	19	35	29	25
Arixtra	5	67	67	4	33	33	3	100	50	3	50	50
Avodart	11	33	22	12	50	50	10	22	11	9	50	50
Coreg	–	–	–	–	–	–	–	–	–	–	–	–
Fraxiparine	20	40	33	17	13	13	17	29	21	15	36	36
Lovaza	–	–	–	–	–	–	–	–	–	–	–	–
Vesicare	–	–	–	–	–	–	–	–	–	–	–	–
Volibris	2	–	–	1	–	–	1	–	–	1	–	–
Metabolic	19	24	12	16	42	33	15	(52)	(52)	17	(43)	(43)
Avandia products	5	67	67	4	100	100	2	(89)	(89)	5	(74)	(74)
Bonviva/Boniva	–	–	–	1	–	–	–	–	(100)	1	–	–
Anti-bacterials	181	19	13	155	5	2	151	5	(2)	162	14	11
Augmentin	89	21	14	66	(8)	(11)	68	3	(3)	87	25	23
Oncology and emesis	24	53	41	20	18	18	18	19	13	14	8	8
Arzerra	–	–	–	–	–	–	–	–	–	–	–	–
Hycamtin	1	–	–	1	(50)	(50)	1	(50)	(50)	2	50	–
Promacta	2	–	–	1	–	–	1	–	–	–	–	–
Tyverb/Tykerb	11	22	22	9	11	–	9	29	29	6	20	20
Votrient	3	–	–	2	–	–	1	–	–	–	–	–
Vaccines	200	(20)	(23)	238	9	10	195	9	8	178	(34)	(35)
Boostrix	2	(50)	(50)	2	–	–	3	>100	>100	1	(67)	(67)
Cervarix	16	>100	>100	18	100	100	6	17	–	10	>100	>100
Fluarix, FluLaval	13	(30)	(35)	9	(53)	(53)	3	>100	>100	3	–	–
Flu pandemic	–	–	–	–	–	–	–	–	–	–	–	(100)
Hepatitis	25	9	9	23	15	15	23	(4)	(8)	12	(35)	(40)
Infanrix, Pediarix	12	–	(8)	12	(25)	(25)	8	(27)	(27)	12	10	20
Rotarix	23	(47)	(49)	29	55	45	26	35	30	32	88	88
Synflorix	44	34	26	91	18	23	80	>100	>100	61	>100	>100
Dermatologicals	89	17	9	93	30	27	90	35	30	82	32	32
Bactroban	7	14	–	8	13	–	8	14	14	7	17	17
Dermovate	11	–	–	8	29	14	9	43	29	6	–	–
Duac	3	–	–	3	33	–	2	–	–	3	(25)	(25)
Soriatane	–	–	–	–	–	–	–	–	–	–	–	–
Zovirax	7	33	17	8	33	33	7	(13)	(13)	6	–	–
Other	105	(3)	(6)	99	2	(6)	112	41	32	91	32	26
	973	5	–	949	11	9	907	12	7	841	(1)	(2)

ViiV Healthcare (HIV)	50	(17)	(15)	79	17	14	45	61	61	25	(8)	(4)
Combivir	15	(41)	(48)	47	62	62	12	9	9	9	(10)	(10)
Epivir	7	(13)	(13)	8	–	–	9	>100	>100	3	(25)	(25)
Epzicom/Kivexa	13	8	8	13	(7)	(7)	10	25	25	7	75	75
Lexiva	7	>100	>100	2	(57)	(71)	6	>100	>100	1	(50)	(50)
Selzentry	2	100	100	1	–	–	1	–	–	–	–	–
Trizivir	2	–	–	2	(33)	(33)	1	–	–	–	–	–

Pharmaceutical turnover includes co-promotion income.

230	GSK Annual Report 2011

Shareholder information	Quarterly trend continued

Quarterly trend

Pharmaceuticals and Vaccines turnover – Rest of World

			Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Respiratory	340	2	5	276	7	12	287	8	10	337	27	35
Avamys/Veramyst	16	25	33	9	29	29	12	57	71	34	>100	>100
Flixonase/Flonase	10	(9)	(9)	5	(43)	(29)	7	(20)	(30)	27	20	35
Flixotide/Flovent	48	(4)	–	37	(10)	(5	40	(5)	(2)	42	5	11
Seretide/Advair	194	7	11	165	7	12)	168	7	10	162	18	25
Serevent	9	(27)	(18)	6	–	(14)	9	(20)	(10)	8	(22)	(11)
Ventolin	27	4	8	23	10	10	27	9	17	24	10	14
Xyzal	19	(10)	(5)	10	>100	>100	13	>100	>100	14	>100	>100
Zyrtec	18	(11)	(5)	16	(7)	7	16	–	–	26	33	44
Anti-virals	82	(19)	(16)	77	(11)	(5)	87	1	5	88	(33)	(28)
Hepsera	18	6	6	16	(13)	–	17	(11)	(11)	16	(18)	(6)
Relenza	2	(82)	(88)	2	(50)	–	12	>100	>100	9	(82)	(82)
Valtrex	49	(4)	–	46	(11)	(2)	43	(11)	(9)	50	12	22
Zeffix	13	(19)	(19)	14	–	8	13	(13)	(19)	13	–	–
Central nervous system	145	(1)	3	130	4	10	131	(3)	2	113	12	19
Imigran/Imitrex	15	(14)	7	11	(8)	(8)	11	9	–	11	–	22
Keppra	4	33	33	4	–	33	4	–	–	4	100	100
Lamictal	23	50	64	18	64	64	16	25	33	14	30	40
Requip	18	13	13	15	8	25	13	17	8	13	33	44
Seroxat/Paxil	79	(17)	(12)	72	(4)	–	76	(8)	(4)	65	–	10
Treximet	–	–	–	–	–	–	–	–	–	–	–	–
Wellbutrin	1	–	–	–	–	(100)	3	(75)	(25)	2	–	–
Cardiovascular and urogenital	101	24	28	86	30	37	84	36	38	75	33	44
Arixtra	4	(25)	–	5	–	25	5	–	25	3	33	–
Avodart	46	34	44	39	90	95	36	>100	>100	31	71	82
Coreg	1	–	–	(1)	–	<100	1	–	–	–	–	–
Fraxiparine	1	(100)	(50)	1	(80)	(80)	1	(75)	(75)	–	–	–
Lovaza	–	–	–	–	–	–	1	–	–	1	–	–
Vesicare	(1)	–	–	1	–	–	–	–	–	–	–	–
Volibris	9	>100	>100	6	–	–	4	>100	>100	4	>100	>100
Metabolic	38	(13)	(5)	35	(25)	(20)	33	(34)	(34)	32	(40)	(36)
Avandia products	3	(60)	(70)	5	(73)	(67)	6	(72)	(76)	5	(83)	(78)
Bonviva/Boniva	5	–	25	4	33	33	4	100	100	3	–	–
Anti-bacterials	45	10	10	43	(9)	(7)	44	2	5	42	(5)	(5)
Augmentin	22	5	5	20	(22)	(13)	19	–	–	22	28	22
Oncology and emesis	24	(8)	(4)	26	47	53	26	33	44	20	43	43
Arzerra	1	–	–	–	–	–	1	(100)	–	(1)	–	–
Hycamtin	1	(50)	(50)	2	>100	100	2	(50)	–	1	(100)	–
Promacta	6	–	–	5	–	–	3	–	–	2	–	–
Tyverb/Tykerb	9	–	–	9	–	13	8	(11)	(11)	9	29	29
Votrient	–	–	–	–	–	–	1	–	–	–	–	–
Vaccines	162	(6)	(4)	296	58	66	139	(46)	(45)	184	(51)	(48)
Boostrix	6	(17)	–	4	–	–	11	100	>100	7	>100	>100
Cervarix	66	82	94	198	>100	>100	43	>100	>100	83	>100	>100
Fluarix, FluLaval	6	(25)	(25)	17	6	–	2	>100	>100	5	–	25
Flu pandemic	6	(87)	(87)	(1)	<(100)	<100	–	–	–	–	–	(100)
Hepatitis	23	9	5	18	12	6	22	(10)	10	22	(13)	(8)
Infanrix, Pediarix	22	(10)	5	23	28	28	17	6	6	18	(15)	(10)
Rotarix	15	>100	>100	10	29	43	6	>100	>100	8	–	–
Synflorix	7	–	40	5	(14)	(29)	7	(40)	(30)	3	(57)	(57)
Dermatologicals	48	(8)	(4)	48	–	2	47	(18)	(16)	52	11	18
Bactroban	3	–	–	4	(25)	–	4	50	100	3	–	(25)
Dermovate	7	33	17	8	–	33	7	–	–	7	40	40
Duac	3	33	–	4	(40)	(20)	4	(33)	(33)	3	–	–
Soriatane	1	–	–	–	–	–	–	–	–	–	–	–
Zovirax	12	–	–	9	(18)	(18)	10	(23)	(23)	12	10	20
Other	89	(9)	(1)	72	11	18	94	33	31	73	(1)	7
	1,074	(2)	2	1,089	15	27	972	(7)	(5)	1,016	(13)	(7)

ViiV Healthcare (HIV)	38	11	6	34	(6)	–	34	(18)	(13)	30	(3)	–
Combivir	4	(63)	(50)	6	–	50	4	(29)	(43)	5	–	–
Epivir	4	–	33	2	(50)	(50)	3	33	–	3	(50)	(25)
Epzicom/Kivexa	22	31	38	17	(12)	–	16	14	14	17	7	13
Lexiva	1	(50)	(75)	3	100	>100	1	(67)	(67)	2	(33)	(33)
Selzentry	6	>100	>100	1	(100)	(50)	2	>100	>100	1	100	–
Trizivir	1	–	(50)	1	(100)	–	–	–	–	2	100	100
Pharmaceutical turnover includes co-promotion income.

GSK Annual Report 2011	231
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Quarterly trend

Consumer Healthcare turnover

			Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
Over-the-counter medicines	625	(2)	(3)	606	–	1	581	–	(2)	641	3	4
Oral healthcare	420	4	2	446	10	12	425	5	4	426	12	12
Nutritional healthcare	223	12	6	277	9	7	271	12	8	254	9	9
	1,268	3	–	1,329	5	6	1,277	4	2	1,321	7	7

			Q4 2011			Q3 2011			Q2 2011			Q1 2011
	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%
USA	259	(6)	(7)	256	5	3	236	(2)	(10)	241	1	(2)
Europe	475	(4)	(6)	490	(3)	–	490	(3)	(1)	475	2	1
Rest of World	534	14	10	583	13	12	551	15	12	605	15	18
	1,268	3	–	1,329	5	6	1,277	4	2	1,321	7	7

232	GSK Annual Report 2011

Shareholder information	Five year record

A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Turnover by division	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Pharmaceuticals excluding vaccines	18,695	19,059	19,993	17,842	17,170
Vaccines	3,497	4,326	3,706	2,539	1,993
Pharmaceuticals and Vaccines	22,192	23,385	23,699	20,381	19,163
Consumer Healthcare	5,195	5,007	4,669	3,971	3,553
	27,387	28,392	28,368	24,352	22,716

Group turnover by geographic region	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
USA	8,687	9,345	10,315	9,746	10,185
Europe	8,271	9,091	9,696	8,262	7,119
Emerging Markets	5,323	5,023	4,078	3,113	2,557
Asia Pacific	1,793	1,614	1,418	1,201	1,093
Japan	2,318	2,155	1,782	1,127	941
Other	995	1,164	1,079	903	821
	27,387	28,392	28,368	24,352	22,716

Group turnover by segment	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Pharmaceuticals and Vaccines
USA	7,035	7,648	8,578	8,254	8.619
Europe	5,767	6,546	7,087	5,847	4,954
Emerging Markets	3,680	3,561	2,905	2,177	1,790
Asia Pacific	1,244	1,143	1,018	854	801
Japan	2,082	1,959	1,605	995	843
ViiV Healthcare (HIV)	1,569	1,566	1,605	1,513	1,442
Other trading and unallocated pharma	815	962	901	741	714
Pharmaceuticals and Vaccines	22,192	23,385	23,699	20,381	19,163
Consumer Healthcare	5,195	5,007	4,669	3,971	3,553
	27,387	28,392	28,368	24,352	22,716

Pharmaceuticals and Vaccines turnover by therapeutic area	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Respiratory	7,298	7,238	6,977	5,817	5,032
Anti-virals	807	1,086	2,416	1,584	1,478
Central nervous system	1,721	1,753	1,870	2,897	3,348
Cardiovascular and urogenital	2,740	2,570	2,298	1,847	1,554
Metabolic	362	678	1,181	1,191	1,508
Anti-bacterials	1,390	1,396	1,457	1,301	1,213
Oncology and emesis	693	688	629	496	477
Vaccines	3,497	4,326	3,706	2,539	1,993
Dermatology	1,087	1,087	707	414	375
ViiV Healthcare (HIV)	1,569	1,566	1,605	1,513	1,442
Other	1,028	997	853	782	743
	22,192	23,385	23,699	20,381	19,163

Consumer Healthcare turnover	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
OTC medicines	2,453	2,458	2,339	1,935	1,788
Oral healthcare	1,717	1,596	1,479	1,240	1,049
Nutritional healthcare	1,025	953	851	796	716
	5,195	5,007	4,669	3,971	3,553

GSK Annual Report 2011	233
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Financial results – total	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Turnover	27,387	28,392	28,368	24,352	22,716
Operating profit	7,807	3,783	8,425	7,141	7,593
Profit before taxation	7,698	3,157	7,891	6,659	7,452
Profit after taxation	5,458	1,853	5,669	4,712	5,310

	pence	pence	pence	pence	pence
Basic earnings per share	104.6	32.1	109.1	88.6	94.4
Diluted earnings per share	103.2	31.9	108.2	88.1	93.7

Financial results – before major restructuring	2011 £m	2010 £m	2009 £m
Turnover	27,387	28,392	28,368
Operating profit	8,397	5,128	9,257
Profit before taxation	8,290	4,505	8,726
Profit after taxation	5,936	2,961	6,283

	pence	pence	pence
Adjusted earnings per share	114.1	53.9	121.2
Adjusted diluted earnings per share	112.5	53.5	120.3

	2011 millions	2010 millions	2009 millions	2008 millions	2007 millions
Weighted average number of shares in issue:
Basic	5,028	5,085	5,069	5,195	5,524
Diluted	5,099	5,128	5,108	5,226	5,567

	%	%	%	%	%
Return on capital employed	82.9%	30.8	82.8	73.1	76.2

Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

Balance sheet	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Non-current assets	24,913	26,194	25,292	22,124	17,377
Current assets	16,167	16,036	17,570	17,269	13,626
Total assets	41,080	42,230	42,862	39,393	31,003

Current liabilities	(15,010)	(12,794)	(12,118)	(10,017)	(10,345)
Non-current liabilities	(17,243)	(19,691)	(20,002)	(21,058)	(10,748)
Total liabilities	(32,253)	(32,485)	(32,120)	(31,075)	(21,093)

Net assets	8,827	9,745	10,742	8,318	9,910

Shareholders’ equity	8,032	8,887	10,005	7,931	9,603
Non-controlling interests	795	858	737	387	307
Total equity	8,827	9,745	10,742	8,318	9,910

234	GSK Annual Report 2011

Shareholder information	Five year record continued

Number of employees

	97,389	97,389	97,389	97,389	97,389
	2011	2010	2009	2008	2007
USA	16,707	17,555	22,594	21,176	24,838
Europe	38,696	39,910	42,048	44,677	46,869
Emerging Markets	29,466	26,905	23,949	22,229	20,810
Asia Pacific	7,039	6,524	5,850	5,385	5,120
Japan	3,573	3,461	3,264	3,174	3,284
Other	1,908	2,106	2,208	2,362	2,562
	97,389	96,461	99,913	99,003	103,483
Manufacturing	30,664	30,611	31,162	32,622	33,995
Selling	45,155	43,918	44,621	42,430	44,499
Administration	8,883	8,850	9,405	8,787	8,960
Research and development	12,687	13,082	14,725	15,164	16,029
	97,389	96,461	99,913	99,003	103,483

The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.

Exchange rates

As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US dollars for Sterling as reported by the Federal Reserve Bank of New York (‘noon buying rate’)*.

	97,389	97,389	97,389	97,389	97,389	97,389	97,389

			2011	2010	2009	2008	2007

Average			1.60	1.55	1.56	1.85	2.00

The average rate for the year is calculated as the average of the noon buying rates for each day of the year.

	Mar 2012	Feb 2012	Jan 2012	Dec 2011	Nov 2011	Oct 2011	Sep 2011

High	1.60	1.60	1.58	1.57	1.61	1.61	1.62
Low	1.59	1.57	1.53	1.54	1.55	1.54	1.53

*	On 31 December 2008, the Federal Reserve Bank of New York ceased publishing noon buying rates. The Bank of England 4pm buying rates have been used for subsequent calculations.

The 4pm buying rate on 2 March 2012 was £1 = US$1.59.

GSK Annual Report 2011	235
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Pharmaceuticals and Vaccines product development pipeline

Key

†	In-license or other alliance relationship with third party
S	Month of first submission
A	Month of first regulatory approval (for MAA, this is the first EU approval letter)
CR	Month Complete Response Letter received – indicates
that ultimately approval may be given subject to resolution of outstanding queries
BLA	Biological License Application

MAA	Marketing Authorisation Application (Europe)
NDA	New Drug Application (USA)
PO	Month of EU positive opinion
Phase I	Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II	Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III	Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved Regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
Biopharmaceuticals
1070806	IL18 monoclonal antibody	type 2 diabetes & inflammatory bowel disease	I
1223249	neurite outgrowth inhibitor (NOGO-A) monoclonal antibody	amyotrophic lateral sclerosis & multiple sclerosis	I
1995057	tumour necrosis factor receptor-1 (TNFR1) domain antibody	acute lung injury	I
2374697	glucagon like peptide-1 (GLP 1) agonist with half-life improving domain antibody	obesity	I
2586881†	recombinant human angiotensin converting enzyme 2	acute lung injury	I
2661380 (AMP-244)†	immunomodulator	solid tumours	I
otelixizumab†	CD3 monoclonal antibody (s.c. & i.v.)	rheumatoid arthritis	I

249320	myelin-associated glycoprotein monoclonal antibody	stroke	II
933776	beta amyloid monoclonal antibody	geographic retinal atrophy	II
albiglutide†	GLP 1 agonist	heart failure	II
mepolizumab	IL5 monoclonal antibody	severe asthma & nasal polyposis	II
ofatumumab†	CD20 human monoclonal antibody (s.c.)	multiple sclerosis	II
ofatumumab†	CD20 human monoclonal antibody (s.c.)	rheumatoid arthritis	II
sirukumab†	IL6 human monoclonal antibody (s.c.)	rheumatoid arthritis	II
albiglutide†	GLP 1 agonist	type 2 diabetes	III
Arzerra (ofatumumab)†	CD20 human monoclonal antibody	chronic lymphocytic leukaemia, first line therapy & use in relapsed patients	III
Arzerra (ofatumumab)†	CD20 human monoclonal antibody	diffuse large B cell lymphoma (relapsed patients)	III
Arzerra (ofatumumab)†	CD20 human monoclonal antibody	follicular lymphoma (refractory & relapsed patients)	III
Benlysta (belimumab)†	B lymphocyte stimulator monoclonal antibody (s.c.)	systemic lupus erythematosus	III
Benlysta (belimumab)†	B lymphocyte stimulator monoclonal antibody (i.v.)	systemic lupus erythematosus	Approved	A: Jul11	A: Mar11
Xgeva (denosumab)†	receptor activator for nuclear kappa (RANK) ligand human monocional antibody	bone metastatic disease	Approved	N/A	N/A
Cardiovascular & Metabolic
1614235†	sodium dependent glucose transport (SGLT1) inhibitor	type 2 diabetes	I
2330672	ileal bile acid transfer inhibitor	type 2 diabetes	I
256073	high affinity nicotinic acid receptor (HM74A) agonist	metabolic disorders	II
962040	motilin receptor agonist	delayed gastric emptying	II
1278863	prolyl hydroxylase inhibitor	peripheral arterial disease	II
1278863	prolyl hydroxylase inhibitor	anaemia associated with chronic renal disease	II
losmapimod	p38 kinase inhibitor	acute coronary syndrome (also COPD)	II
retosiban	oxytocin antagonist	threatened pre-term labour	II
ronacaleret†	calcium receptor antagonist	allogeneic haematopoietic stem cell mobilisation	II
darapladib†	Lp-PLA2 inhibitor	atherosclerosis (also diabetic macular oedema)	III
Immuno-inflammation
705498	transient receptor potential vanilloid (TRPV1) antagonist (topical)	pruritis	I
2586184†	signalling inhibitor	systemic lupus erythematosus	I
1399686	anti-inflammatory macrolide conjugate (oral)	inflammatory bowel disease	II
2245840	SIRT1 activator	psoriasis	II
2941266 (CCX354)†	CCR1 chemokine receptor antagonist	rheumatoid arthritis	II
1605786†	CCR9 chemokine receptor antagonist	Crohn’s disease	III

236	GSK Annual Report 2011

Shareholder information	Pipeline continued

Pharmaceuticals and Vaccines product development pipeline

Achieved Regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
Infectious Diseases
2140944	type 2 topoisomerase inhibitor	bacterial infections	I
2251052†	leucyl t-RNA synthetase inhibitor (oral)	bacterial infections	I
1322322	polypeptide deformylase inhibitor	bacterial infections	II
2251052†	leucyl t-RNA synthetase inhibitor (i.v.)	bacterial infections	II
2336805	hepatitis C virus inhibitor	hepatitis C	II
tafenoquine†	8-aminoquinoline	Plasmodium vivax malaria	II
Relenza i.v. (zanamivir)†	neuraminidase inhibitor (i.v.)	influenza	III
Neurosciences
356278	phoshodiesterase 4 inhibitor	Huntington’s Disease	I
649868†	orexin antagonist	sleep disorders	II
742457	5HT6 antagonist	dementia	II
firategrast†	dual alpha 4 integrin antagonist (VLA4)	multiple sclerosis	II
rilapladib†	Lp-PLA2 inhibitor	Alzheimer’s disease	II
587124 (IPX066)†	dopamine precursor + DOPA decarboxylase inhibitor	Parkinson’s disease	III		N/A
Horizant (gabapentin enacarbil)†	voltage-gated calcium channel modulator	post-herpetic neuralgia	Submitted	N/A	S: Aug11
Horizant (gabapentin enacarbil)†	voltage-gated calcium channel modulator	restless legs syndrome	Approved	N/A	A: Apr11
Trobalt/Potiga (retigabine/ezogabine)†	neuronal potassium channel opener	epilepsy, partial seizures	Approved	A: Mar11	A: Jun11
Oncology
2110183	AKT protein kinase inhibitor	cancer	I
2256098	focal adhesion kinase inhibitor	cancer	I
2636771	phosphatidylinositol 3-kinase (PI3K) inhibitor	cancer	I
trametinib (1120212)† + BKM120	mitogen-activated protein kinase inhibitor (MEK1/2) + PI3K inhibitor	cancer	I
vestipitant	neurokinin-1 antagonist (i.v.)	post operative nausea & vomiting	I
2110183	AKT protein kinase inhibitor	Langerhan cell histiocytosis	II
dabrafenib (2118436)	BRaf protein kinase inhibitor	non-small cell lung cancer	II
foretinib†	mesenchymal-epithelial transition factor (C-met) kinase inhibitor	papillary renal cell carcinoma and other cancers	II
Revolade/Promacta (eltrombopag)†	thrombopoietin receptor agonist	haeme-oncology-related thrombocytopaenia	II
trametinib (1120212)†	MEK1/2 inhibitor	KRAS mutant non-small cell lung cancer, second line therapy	II
trametinib (1120212)†	MEK1/2 inhibitor	pancreatic cancer, first line therapy	II
trametinib (1120212)† + 2110183	MEK1/2 inhibitor + AKT protein kinase inhibitor	cancer	II
trametinib (1120212)† + dabrafenib (2118436)	MEK1/2 inhibitor + BRaf protein kinase inhibitor	metastatic melanoma	II
dabrafenib (2118436)	BRaf protein kinase inhibitor	metastatic melanoma	III
trametinib (1120212)†	MEK1/2 inhibitor	metastatic melanoma	III
Revolade/Promacta (eltrombopag)†	thrombopoietin receptor agonist	hepatitis C induced thrombocytopaenia	III
Tyverb/Tykerb (lapatinib)	human epidermal growth factor receptor-2 (Her2) and epidermal growth factor receptor (EGFR) dual kinase inhibitor	breast cancer, adjuvant therapy	III
Tyverb/Tykerb (lapatinib)	Her2 and EGFR dual kinase inhibitor	gastric cancer	III
Tyverb/Tykerb (lapatinib)	Her2 and EGFR dual kinase inhibitor	head & neck squamous cell carcinoma (resectable disease)	III
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	ovarian cancer, maintenance therapy	III
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	renal cell cancer, adjuvant therapy	III
Tyverb/Tykerb (lapatinib)	Her2 and EGFR dual kinase inhibitor	metastatic breast cancer, in combination with trastuzumab	Submitted	S: Feb12	S: Feb12
Votrient (pazopanib)	multi-kinase angiogenesis inhibitor	sarcoma	Submitted	S: Jul11	S: Jun11
Ophthalmology
darapladib†	Lp-PLA2 inhibitor	diabetic macular oedema (also atheroscierosis)	II
pazopanib	multi-kinase angiogenesis inhibitor (eye drops)	age-related macular degeneration (also cancer indications)	II

GSK Annual Report 2011	237
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Pharmaceuticals and Vaccines product development pipeline

Achieved Regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
Respiratory & Immuno-inflammation
1325756	CXCR2 chemokine receptor antagonist	COPD	I
1440115	urotensin antagonist	asthma	I
2245035	toll-like receptor 7 agonist	asthma	I
2269557	phosphoinositide 3 kinase inhibitor	asthma	I
2339345	sodium channel blocker	cough	I
961081†	muscarinic antagonist, beta2 agonist	COPD	II
2190915†	5-lipoxygenase-activating protein (FLAP) inhibitor	asthma	II
dilmapimod (681323)	p38 kinase inhibitor (i.v.)	acute lung injury & acute respiratory distress syndrome	II
losmapimod	p38 kinase inhibitor (oral)	COPD (also cardiovascular disease)	II
573719	muscarinic acetylcholine antagonist	COPD	III
573719 + vilanterol†	muscarinic acetylcholine antagonist + long-acting beta2 agonist	COPD	III
685698	glucocorticoid agonist	asthma	III
vilanterol†	long-acting beta2 agonist	COPD	III
Relovair (vilanterol† + 685698)	long-acting beta2 agonist + glucocorticoid agonist	asthma	III
Relovair (vilanterol† + 685698)	long-acting beta2 agonist + glucocorticoid agonist	COPD	III
Paediatric Vaccines
Malaria NG Pf improved†	recombinant	malaria prophylaxis (Plasmodium falciparum)	I
MMR	live attenuated	measles, mumps, rubella prophylaxis	II (US)	A: Nov97
S. pneumoniae paediatric next generation	recombinant - conjugated	Streptococcus pneumoniae disease prophylaxis	II
Mosquirix (Malaria RTS,S)	recombinant	malaria prophylaxis (Plasmodium falciparum)	III
MenHibrix (Hib-MenCY-TT)	conjugated	Neisseria meningitis groups C & Y & Haemophilus influenzae type b disease prophylaxis	Submitted	N/A	N/A CR: Sep11
Nimenrix (MenACWY-TT)	conjugated	Neisseria meningitis groups A, C, W & Y disease prophylaxis	Submitted (II, US)	S: Mar11
Other Vaccines
Flu pandemic†	cell-culture based H5N1 vaccine	pandemic influenza prophylaxis	I
Staphylococcus Aureus	recombinant – conjugated	Staphylococcus aureus prophylaxis	I
HIV	recombinant	HIV disease prophylaxis	I
HIV	recombinant	HIV disease immunotherapy	II
Tuberculosis	recombinant	tuberculosis prophylaxis	II
Zoster	recombinant	Herpes Zoster prevention	III
Flu (pre-) pandemic	H5N1 inactivated split – monovalent (Quebec)	pre-pandemic & pandemic influenza prophylaxis	Submitted	N/A	S:Jun09 (Canada)
Flu vaccine	inactivated split – quadrivalent	seasonal influenza prophylaxis	Submitted		S: Feb12
Pumarix	H5N1 inactivated split – monovalent (Quebec)	pandemic influenza prophylaxis	Approved	A: Mar11	N/A
Antigen Specific Cancer Immunotherapeutic (ASCI)
NY-ESO-1	recombinant	treatment of metastatic melanoma	I
PRAME	recombinant	treatment of metastatic melanoma	I
PRAME	recombinant	treatment of resectable non-small cell lung cancer	I
WT1	recombinant	treatment of breast cancer	I
WT1	recombinant	treatment of acute myelogenous leukaemia	II
MAGE-A3	recombinant	treatment of bladder cancer	II
MAGE-A3	recombinant	treatment of melanoma	III
MAGE-A3	recombinant	treatment of non-small cell lung cancer	III

238	GSK Annual Report 2011

Shareholder information	Pipeline continued

Pharmaceuticals and Vaccines product development pipeline

Achieved Regulatory review milestones
Compound	Type	Indication	Phase	MAA	NDA/BLA
Rare Diseases
2402968†	antisense oligonucleotide	Duchenne muscular dystrophy	III
2696273†	ex-vivo stem cell gene therapy	adenosine deaminase severe combined immune deficiency (ADA-SCID)	III
migalastat HCl†	pharmacological chaperone	Fabry disease	III
Stiefel (late-stage assets only)
870086	novel glucocorticoid agonist (topical)	atopic dermatitis	II
Duac low dose	clindamycin/benzoyl peroxide gel	acne vulgaris	Submitted	S: Nov11	S: Nov10
Sorilux (calcipotriene foam)	vitamin D3 analog	scalp psoriasis	Submitted		S: Nov11
tazarotene foam	retinoid foam	acne vulgaris	Submitted		S: Jul11
HIV (ViiV Healthcare)
S/GSK1265744†	HIV integrase inhibitor (long-acting parenteral formulation)	HIV infections	I
lersivirine (UK-453061)	non-nucleoside reverse transcriptase inhibitor	HIV infections	II
dolutegravir (S/GSK1349572)†	HIV integrase inhibitor	HIV infections	III
dolutegravir (S/GSK1349572)†+ abacavir sulphate + lamivudine	HIV integrase inhibitor + reverse transcriptase inhibitors (fixed dose combination)	HIV infections	III

Brand names appearing in italics are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies.

Option-based alliances with third parties that include assets in Phase I or later development:

Company	Disease Area	Phase
Cancer Research UK	cancer	I
ChemoCentryx	inflammatory disease	II*
Concert Pharmaceuticals	HIV	I
Dynavax Technologies	cutaneous & systemic lupus erythematosus	II
ISIS Pharmaceuticals	transthyretin-mediated amyloidosis	I
OncoMed Pharmaceuticals	oncology	I
Prosensa Therapeutics	neuroscience	II
Ranbaxy Laboratories	respiratory	II
Telethon Institute for Gene Therapy	stem cell gene therapy	II**
Affiris	Alzheimer’s disease treatment vaccine	II
Nabi	nicotine vaccine	III
*	CCX168
**	Two assets

GSK Annual Report 2011	239
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Pharmaceutical products, competition and intellectual property

			Major	Patent expiry dates
Products	Compounds	Indication(s)	competitor brands	USA	EU
Respiratory
Veramyst	fluticasone propionate	rhinitis/COPD	Nasacort	2021	2023
Flixotide/Flovent	fluticasone propionate	asthma/COPD	Qvar, Singulair	expired (compound) 2016 (Diskus device) 2013-2025 (HFA-device/ formulation)	expired (compound) expired (Diskus device) 2012-2017 (HFA-device/ formulation)
Seretide/Advair*	salmeterol xinafoat/	asthma/COPD	Singulair, Symbicort,	expired	2013[1]
	fluticasone propionate		Spiriva, Asmanex, Pulmicort, Foster	(combination) 2016 (Diskus device) 2013-2025 (HFA-device/ formulation)	(combination) expired (Diskus device) 2012-2017 (HFA-device/ formulation)
Serevent	salmeterol xinafoate	asthma/COPD	Foradil, Spiriva	expired (compound) 2016 (Diskus device) NA	expired (compound) expired (Diskus device) 2012-2019 (HFA-device/ formulation)
Ventolin HFA	albuterol sulphate	asthma/COPD	generic companies	2015-2025 (HFA-device/ formulation)	2012-2017 (HFA-device/ formulation)
Anti-virals
Relenza	zanamivir	influenza	Tamiflu	2013	2014
Valtrex	valaciclovir	genital herpes, coldsores, shingles	Famvir	expired	expired
Zeffix/Epivir-HBV	lamivudine	chronic hepatitis B	Hepsera	2014 (use)	expired (use)
Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Keppra, Dilantin	expired	expired
Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired
Requip XL	ropinirole	Parkinson’s disease	Mirapex	2012† (formulation)	expired
Seroxat/Paxil	paroxetine	depression, various anxiety disorders	Effexor, Cymbalta, Lexapro	expired	expired
Treximet	sumatriptan and naproxen	migraine	Zomig, Maxalt, Relpax	2017 (combination and use)	NA
Wellbutrin	bupropion	depression	Effexor, Cymbalta, Lexapro	expired	expired
Cardiovascular and urogenital
Arixtra	fondaparinux	deep vein thrombosis, pulmonary embolism	Lovenox, Fragmin Innohep	expired	expired
Avodart	dutasteride	benign prostatic hyperplasia	Proscar, Flomax, finasteride	2015[1]	2017
Benlysta	belimumab	systemic lupus erychematosus		2023	2021
Coreg CR	carvedilol phosphate	mild-to-severe heart failure, hypertension, left ventricular dysfunction post MI	Toprol XL	2016† (formulation)	NA
Fraxiparine	nadroparin	deep vein thrombosis, pulmonary embolism	Lovenox, Fragmin Innohep	expired	expired
*	See Outlook on page 15 for details of uncertainty on the timing of follow-on competition. † Generic competition possible in 2012.
†	Generic competition possible in 2012.

240	GSK Annual Report 2011

Shareholder information	Shareholder information continued

Pharmaceutical products, competition and intellectual property

				Patent expiry dates
Products	Compounds	Indication(s)	Major competitor brands	USA	EU
Lovaza	omega-3 acid ethyl esters	very high triglycerides	Tricor	2017[1] (formulation)	NA
Volibris	ambrisentan	pulmonary hypertension	Tracleer, Revatio	NA	2020
Anti-bacterials
Augmentin	amoxicillin/clavulanate	common bacterial potassium infections	generic products	NA	expired
Oncology
Arzerra	ofatumumab	refractory chronic lymphocytic leukaemia	MabThera/Rituxan	pending	2023
Hycamtin	topotecan	ovarian cancer, small cell lung cancer, cervical cancer	Doxil, Gemzar	expired	expired
Promacta/ Revolade	eltrombopag	idiopathic thrombocytopenic purpura	Nplate	2021	2021
Tykerb/Tyverb	lapatanib	advanced and metastatic breast cancer in HER2 positive patients	Herceptin	2020	2023
Votrient	pazopanib	metastatic renal cell carcinoma	Sutent, Nexavar, Afinitor	2021	2021
Vaccines
Boostrix	diphtheria, tetanus, acellular pertussis	booster vaccination	Adacel	2017	2017
Infanrix/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B (HepB), inactivated antigens	diphtheria, tetanus, pertussis, polio, hepatitis B (HepB)	Pentacel, Pediacel, Pentaxim, Pentavac	2017	2014
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 & 18	Gardasil (Silgard)	2020	2020
Fluarix	split inactivated influenza virus subtypes A and type B antigens	seasonal influenza	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad	2022	2022
FluLaval	split inactivated influenza virus subtypes A and type B antigens	seasonal influenza	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad	none	none
Pandemrix	derived split inactivated influenza virus antigen, AS03 adjuvant	A(H1N1)v2009 influenza prophylaxis	Focetria, Celvapan, emerflu	2014	2014
Prepandrix	derived split inactivated influenza virus antigen, AS03 adjuvant	influenza prophylaxis	Aflunov	2014	2014
Synflorix	conjugated pneumococcal polysaccharide	invasive pneumococcal disease	Prevenar (Prevnar)	NA	2021
HIV
Combivir	lamivudine and zidovudine	HIV/AIDS	Truvada, Atripla	2012[2] (combination)	2013 (combination)
Epivir	lamivudine	HIV/AIDS	Truvada, Atripla	expired	expired
Epzicom/Kivexa	lamivudine and abacavir	HIV/AIDS	Truvada, Atripla	2016[1] (combination)	2019 (combination)
Lexiva	fosamprenavir	HIV/AIDS	Prezista, Kaletra, Reyataz	2017	2019
Selzentry	maraviroc	HIV/AIDS	Isentress, Intelence, Prezista	2021	2022
Trizivir	lamivudine, zidovudine and abacavir	HIV/AIDS	Truvada, Atripla	2016[1] (combination)	2016 (combination)
1	See Note 44 to the financial statements, ‘Legal proceedings’.
2	Generic competition began 27 December 2011.

GSK Annual Report 2011	241
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Consumer Healthcare products, competition and intellectual property

Brand	Products	Application	Markets	Competition
Oral healthcare
Sensodyne	toothpastes, toothbrushes	prevention of dental	global	Colgate-Palmolive’s
	mouthwashes	sensitivity		Colgate Pro Relief
Polident	denture adhesive, denture	improve comfort of	global	none globally
Poligrip	cleanser	fitted dentures and to
Corega		clean dentures
Aquafresh	toothpastes, toothbrushes	prevention of caries, gum disease and bad breath	global	Colgate-Palmolive’s Colgate, Procter & Gamble’s Crest
OTC medicines
Panadol	tablets, capulets, infant drops	paracetamol-based treatment of headache and joint pain, fever, cold symptoms	global, except USA	Reckitt-Benckiser’s Nurofen
NicoDerm,	gum, patch, mini lozenge,	treatment of nicotine	global	Novartis’ Nicotinell,
NiQuitin CQ, and Nicabate.	original lozenge	withdrawal as an aid to quitting smoking		Nicorette in Europe, retailers’ own brands
Also Nicorette
(USA only)
Nutritional healthcare
Lucozade	energy and sports drinks	energy and hydration	UK, Ireland, some other markets	Pepsico’s Gatorade, Coca-Cola’s Powerade, Red Bull
Horlicks	malted, milk-based drinks and foods	nutrition	UK, Ireland, India	Kraft’s Bournvita, Nestle’s Milo

242	GSK Annual Report 2011

Shareholder information	Shareholder information continued

Shareholder information

The shares of the company are listed on the London Stock Exchange and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). For details of listed debt and where it is listed refer to Note 32 to the financial statements, ‘Net debt’.

Share price

	2011 £	2010 £		2009 £
At 1 January	12.40	13.20		12.85
At 31 December	14.72	12.40		13.20
Increase/(decrease)	18.7%	(6.1%	)	2.7%
High during the year	14.74	13.40		13.34
Low during the year	11.28	10.95		9.87

The table above sets out the middle market closing prices. The company’s share price increased by 18.7% in 2011. This compares with a decrease in the FTSE 100 index of 5.6% during the year. The share price on 2 March 2012 was £13.89.

Market capitalisation

The market capitalisation, based on shares in issue excluding Treasury shares, of GSK at 31 December 2011 was £74 billion. At that date, GSK was the fifth largest company by market capitalisation in the FTSE index.

Dividends

GSK pays dividends quarterly. It continues to increase cash returns to shareholders through its dividend policy and ongoing long-term share buy-back programme. Dividends remain an essential component of total shareholder return and GSK is committed to increasing its dividend over the long-term. Details of the dividends declared, the amounts and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.

Dividends per share

The table below sets out the dividends per share for the last five years.

Year	Dividend	pence
2011		70
2011	Supplemental*	5
2010		65
2009		61
2008		57
2007		53
*	The supplemental dividend relates to the disposal of certain non-core OTC brands in North America. This will be paid with the fourth quarter ordinary dividend.

Dividends per ADS

The table below sets out the dividends per ADS in US dollars for the last five years, translated into US dollars at applicable exchange rates.

Year	Dividend	US$
2011		2.25
2011	Supplemental*	0.16
2010		2.04
2009		1.93
2008		2.01
2007		2.14

*	The supplemental dividend relates to the disposal of certain non-core OTC brands in North America. This will be paid with the fourth quarter ordinary dividend.

Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date
Q4 2011	15 February 2012	17 February 2012	12 April 2012
Supplemental	15 February 2012	17 February 2012	12 April 2012
Q1 2012	9 May 2012	11 May 2012	5 July 2012
Q2 2012	8 August 2012	10 August 2012	4 October 2012
Q3 2012	14 November 2012	16 November 2012	3 January 2013

Financial reporting calendar

Publication	Date
Results announcements
Quarter 1	April 2012
Quarter 2	July 2012
Quarter 3	October 2012
Preliminary/Quarter 4	February 2013
Annual Report/Summary	February/March 2013

Results announcements

Results announcements are issued to the London Stock Exchange and are available on its news service. They are also sent to the US Securities and Exchange Commission, the NYSE, issued to the media and made available on our website.

Financial reports

GSK publishes an Annual Report and, for the shareholder not needing the full detail of the Annual Report, a Summary. These documents are available on the website from the date of publication. The Summary is sent to all shareholders. Shareholders may elect to receive the Annual Report by contacting the registrars. Alternatively, shareholders may elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

Copies of previous financial reports are available on GSK’s website. Printed copies can be obtained from the registrars in the UK and from the GSK Response Center in the USA, (see page 244 for the contact details).

GSK Annual Report 2011	243
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Corporate Responsibility Report

We will publish our Corporate Responsibility Report 2011 online in March 2012. This will outline GSK’s approach and performance on corporate responsibility areas, including access to healthcare, research and business ethics, environmental sustainability and community investment.

Nature of trading market

The following tables set out, for the periods indicated, the high and low middle market closing quotations in pence for the shares on the London Stock Exchange, and the high and low closing prices in US dollars for the ADS on the NYSE.

	Pence per share
Ordinary Shares	High	Low
Quarter ended 31 March 2012*	1497	1387
February 2012	1440	1387
January 2012	1497	1410
December 2011	1474	1400
November 2011	1406	1329
October 2011	1401	1312
September 2011	1349	1265
Quarter ended 31 December 2011	1474	1312
Quarter ended 30 September 2011	1385	1205
Quarter ended 30 June 2011	1349	1201
Quarter ended 31 March 2011	1270	1128
Quarter ended 31 December 2010	1319	1212
Quarter ended 30 September 2010	1290	1095
Quarter ended 30 June 2010	1281	1119
Quarter ended 31 March 2010	1340	1196
Year ended 31 December 2009	1334	987
Year ended 31 December 2008	1385	995
Year ended 31 December 2007	1493	1160

	US dollars per ADS
ADS	High	Low
Quarter ended 31 March 2012*	46.35	43.73
February 2012	45.43	44.26
January 2012	46.35	43.73
December 2011	45.74	43.91
November 2011	45.06	41.50
October 2011	45.00	40.53
September 2011	42.61	40.31
Quarter ended 31 December 2011	45.74	40.53
Quarter ended 30 September 2011	44.91	38.84
Quarter ended 30 June 2011	43.74	38.78
Quarter ended 31 March 2011	39.86	36.33
Quarter ended 31 December 2010	41.86	38.28
Quarter ended 30 September 2010	40.47	33.78
Quarter ended 30 June 2010	39.57	32.34
Quarter ended 31 March 2010	42.97	37.03
Year ended 31 December 2009	42.91	27.27
Year ended 31 December 2008	54.36	32.02
Year ended 31 December 2007	59.35	47.87
*	to 2 March 2012.

Taxation

General information concerning the UK and US tax effects of share ownership is set out on pages 245 to 246 ‘Taxation information for shareholders’.

Internet

Information about the company, including details of the share price, is available on our website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.

Annual General Meeting 2012

3 May 2012

The Queen Elizabeth II Conference Centre

Broad Sanctuary, Westminster, London SW1P 3EE

The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal business, there will be a presentation by the CEO on the performance of the Group and its future development. There will be an opportunity for questions to be asked to the Board. Chairmen of the Board’s Committees will take questions relating to those Committees.

Investors holding shares through a nominee service should arrange with that nominee service to be appointed as a proxy in respect of their shareholding in order to attend and vote at the meeting.

ADR holders wishing to attend the meeting must obtain a proxy from The Bank of New York Mellon. This will enable them to attend and vote on the business to be transacted. ADR holders may instruct The Bank of New York Mellon as to the way in which the shares represented by their ADR should be voted by completing and returning the voting card provided by the bank.

Documents on display

The Articles of Association of the company and other documents referred to in this Annual Report are available for inspection at the Company’s registered office and on our website.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Duplicate publications

Please contact our registrars if you receive duplicate copies of this, or any other, GSK publication.

244	GSK Annual Report 2011

Shareholder information	Shareholder information continued

Investor relations

Investor relations may be contacted as follows:

UK

980 Great West Road, Brentford, Middlesex TW8 9GS

Tel: +44 (0)20 8047 5000

USA

One Franklin Plaza, PO Box 7929, Philadelphia PA 19101

Tel: 1 888 825 5249 (US toll free)

Tel: +1 215 751 4000 (outside the USA)

Registrars

The company’s registrars are:

Equiniti Limited

Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA

www.shareview.co.uk

Tel: 0871 384 2991 (in the UK)*

Tel: +44 (0)121 415 7067 (outside the UK)

UK lines are open from 8.30am to 5.30pm, Monday to Friday.

* (excluding UK Public Holidays)

Equiniti also provides the following services:

•

Shareview service, which enables shareholders to create a free online portfolio to get balance details and movements, update address and dividend payment instructions and register votes to be cast at the AGM (www.shareview.co.uk).

•	Investment Account and Individual Savings Account (ISA).

•	GlaxoSmithKline Corporate Sponsored Nominee.

•	Share dealing service.

•	Dividend Reinvestment Plan.

Share dealing service

Shareholders may trade shares, either held as certificates or in our Corporate Sponsored Nominee, by internet or telephone through Shareview Dealing, a share dealing service provided by Equiniti Financial Services Limited.

For internet transactions please log on to www.shareview.co.uk/dealing, or for telephone transactions, please call:

Tel: 0845 603 7037 (in the UK)

Tel: +44 (0)121 415 7560 (outside the UK)

For the Investment Account and ISA services please log on to www.shareview.co.uk/dealing, or for telephone transactions, please call:

Tel: 0845 300 0430 (in the UK)

Tel: +44 (0)121 415 0105 (outside the UK)

UK lines are open from 8.00am to 6.00pm, Monday to Friday. Please note that market trading hours are from 8.00am to 4.30pm.

Share scam alert

If you receive an unsolicited phone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.

If you are a UK shareholder, please contact the Financial Services Authority for further information on this, or other similar activities, on its consumer helpline:

Tel: 0845 606 1234 (in the UK)

Glaxo Wellcome and SmithKline Beecham Corporate PEPs

The Share Centre Limited

Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ

Tel: +44 (0)1296 414 141

ADR programme administrator

The ADR programme is administered by:

The Bank of New York Mellon

PO Box 358516

Pittsburgh, PA 15252-8516

www.bnymellon.com/shareowner

Tel: 1 877 353 1154 (US toll free)

Tel: +1 201 680 6825 (outside the USA)

email: shrrelations@bnymellon.com

The administrators also provide Global BuyDlRECT, a direct ADS purchase/sale and dividend reinvestment plan for ADR holders.

GSK Response Center

Tel: 1 888 825 5249 (US toll free)

The provision of the details above is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

GSK Annual Report 2011	245
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Analysis of shareholdings at 31 December 2011	Number of accounts	% of total accounts	% of total shares	Number of shares
Holding of shares
Up to 1,000	105,821	71.11	0.70	38,641,339
1,001 to 5,000	34,049	22.88	1.32	73,065,071
5,001 to 100,000	7,757	5.21	2.04	113,315,677
100,001 to 1,000,000	809	0.54	5.25	291,563,408
Over 1,000,000	385	0.26	90.69	5,033,617,603
	148,821	100	100	5,550,203,098
Held by
Nominee companies	24,199	16.26	73.27	4,066,694,374
Investment and trust companies	47	0.03	0.05	2,926,619
Insurance companies	9	0.01	0.00	5,944
Individuals and other corporate bodies	124,564	83.70	3.74	207,492,773
BNY (Nominees) Limited	1	0.00	13.91	771,925,461
Held as Treasury shares by GlaxoSmithKline	1	0.00	9.03	501,157,927
	148,821	100	100	5,550,203,098

The Bank of New York Mellon’s holding held through BNY (Nominees) Limited represents the company’s ADR programme, whereby each ADS represents two Ordinary Shares of 25p nominal value. At 2 March 2012, BNY (Nominees) Limited held 780,893,463 Ordinary Shares representing 15.47% of the issued share capital excluding Treasury shares held at that date.

At 2 March 2012, the number of holders of shares in the USA was 30,167 with holdings of 390,164,361 shares, and the number of registered holders of ADS was 30,636 with holdings of 390,446,731 ADS. Certain of these shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the USA is not representative of the number of beneficial holders or of the residence of beneficial holders.

Taxation information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADR who are citizens of the UK or the USA is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADR and the consequences under state and local tax laws in the USA and the implications of the current UK/US tax conventions.

US holders of ADR generally will be treated as the owners of the underlying shares for the purposes of the current USA/UK double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for purposes of the Internal Revenue Code of 1986, as amended (the Code).

UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.

Taxation of dividends

UK resident shareholders will generally be subject to UK income tax on the full amount of dividends paid, grossed up for the amount of a tax credit. The tax credit may be set against the individual’s income tax liability in respect of the gross dividend, but is not repayable to shareholders with a tax liability of less than the associated tax credit. For the tax year 2010-11 and subsequent tax years, an additional rate of income tax on dividends is imposed for taxpayers whose income is above £150,000. UK resident shareholders that are corporation taxpayers should note that dividends are generally entitled to exemption from corporation tax.

Taxation of capital gains

UK shareholders may be liable for UK tax on gains on the disposal of shares or ADR. For disposals by individuals and subject to the availability of any exemption or relief such as the annual exempt amount, a taxable capital gain accruing on a disposal of shares or ADR will be taxed at 28% if, after all allowable deductions, such shareholder’s taxable income for the tax year exceeds the basic rate income tax limit. In other cases, a taxable capital gain accruing on a disposal of shares or ADR may be taxed at 18% or 28% or at a combination of both rates. Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.

Inheritance tax

Individual shareholders may be liable to inheritance tax on the transfer of shares or ADR. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of gift or other disposal at less than full market value. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the USA to be credited against tax payable in the UK.

Stamp duty

UK stamp duty or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% of the consideration for the transfer.

246	GSK Annual Report 2011

Shareholder information	Shareholder information continued

US shareholders

This summary only applies to a shareholder (a citizen or resident of the USA or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADR) that holds shares or ADR as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.

The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADR as part of an integrated investment (including a ‘straddle’) comprised of a share or ADR and one or more other positions, and persons that own (directly or indirectly) 10% or more of the voting stock of GSK.

Taxation of dividends

The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADR are payable in US dollars; dividends on shares are payable in Sterling. Dividends paid in pounds Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum rate of 15% in respect of qualified dividends received before 2013.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADR. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADR were held for more than one year.

Information reporting and backup withholding

Dividends and payments of the proceeds on a sale of shares or ADR, paid within the USA or through certain US-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred. Non-US holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the IRS.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax.

Stamp duty

UK stamp duty or SDRT will, subject to certain exemptions, be payable on any issue or transfer of shares to the ADR custodian or depository at a rate of 1.5% of their price (if issued), the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

No SDRT would be payable on the transfer of, or agreement to transfer an ADR. No UK stamp duty should be payable on the transfer of an ADR provided that any instrument of transfer is executed and remains at all times outside the UK. Any stamp duty on the transfer of an ADR would be payable at a rate of 0.5% of the consideration for the transfer. Any sale of the underlying shares would, subject to certain exceptions, result in liability to UK stamp duty or, as the case may be, SDRT at a rate of 0.5%.

GSK Annual Report 2011	247
Overview	02
Strategic review	10
Financial review & risk	51
Governance & remuneration	78
Financial statements	134
Shareholder information	222

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description
Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The US equivalent of tax depreciation.
American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GlaxoSmithKline ADR represents two Ordinary Shares.
American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.
Basic earnings per share	Basic income per share.
Called-up share capital	Ordinary Shares, issued and fully paid.
CER growth	Growth at constant exchange rates.
The company	GlaxoSmithKline plc.
Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.
Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.
Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.
Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.
Diluted earnings per share	Diluted income per share.
Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity
Gearing ratio	Net debt as a percentage of total equity.
The Group	GlaxoSmithKline plc and its subsidiary undertakings.
Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.
Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.
Profit	Income.
Profit attributable to shareholders	Net income.
Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.
Shareholders’ funds	Shareholders’ equity
Share option	Stock option.
Share premium account	Additional paid-up capital or paid-in surplus (not distributable).
Shares in issue	The number of shares outstanding.
Subsidiary	An entity in which GlaxoSmithKline holds a majority shareholding and/or exercises control.
Treasury share	Treasury stock.
Turnover	Revenue.
UK Corporate Governance Code	Guidelines required by the Listing Rules of the Financial Services Authority to address the principal aspects of Corporate Governance.

248	GSK Annual Report 2011

Shareholder Information	Shareholder information continued

Index

Page
Accounting principles and policies	142
Acquisitions and disposals	186
Adjustments reconciling profit after tax to operating cash flows	184
Annual General Meeting	94,243
Assets held for sale	169
Associates and joint ventures	157
Board	78
Business review	01
Cash and cash equivalents	169
Chairman’s statement	10
Chief Executive’s review	11
Commitment to access	05
Commitments	191
Committee reports	97
Competition	15
Consolidated balance sheet	138
Consolidated cash flow statement	140
Consolidated income statement	136
Consolidated statement of changes in equity	139
Consolidated statement of comprehensive income	136
Contingent liabilities	179
Corporate Executive Team	80
Corporate governance	82
Critical accounting policies	59
Directors and Senior Management	133
Directors’ emoluments and total remuneration	124
Directors’ interests	126
Directors’ interests in contracts	133
Directors’ statement of responsibilities	134,216
Dividends	161
Donations to political organisations and political expenditure	96
Earnings per share	160
Employee costs	156
Employee share schemes	201
Employees	46
Exchange rates	148
Executive Director terms and conditions	121
Finance costs	157
Finance income	156
Financial instruments and related disclosures	192
Financial position and resources	60
Financial review 2011	51
Financial review 2010	67
Financial statements of GlaxoSmithKline plc, prepared under UK GAAP	216
Five year record	232
Foreign exchange risk management	66,193
Global Manufacturing and Supply	41
Glossary of terms	247
Goodwill	163
Governance and policy	84
Independent Auditors’ report	135,217
Intellectual property	15
Interest rate risk management	66,192

Page
Inventories	168
Investments in associates and joint ventures	167
Investor relations	244
Key accounting judgements and estimates	147
Key performance indicators	08
Late-stage pipeline summary	36
Legal proceedings	208
Long-Term incentive plans	126
Major restructuring programme	153
Movements in equity	182
Net debt	179
New accounting requirements	148
Non-Executive Director terms and conditions	122
Non-Executive Directors’ fees	125
Notes to the financial statements	141
Operating profit	155
Other intangible assets	165
Other investments	168
Other non-current assets	168
Other non-current liabilities	179
Other operating income	155
Other provisions	177
Outlook	15
Pensions and other post-employment benefits	170
Post balance sheet events	191
Presentation of the financial statements	141
Principal Group companies	205
Product development pipeline	235
Products	239
Property, plant and equipment	161
Quarterly trend	222
Reconciliation of net cash flow to movement in net debt	185
Registrars	244
Related party transactions	184
Relations with shareholders	94
Remuneration Report	106
Research and development	30
Responsible business	44
Risk factors	72
Segment information	149
Segment reviews	18
Share capital and control	95
Share capital and share premium account	181
Share price	242
Shareholder information	222
Strategy	16
Taxation	158
Taxation information for shareholders	245
Trade and other payables	170
Trade and other receivables	169
Trademarks	15
Treasury operations	66
UK Corporate Governance Code	82
US law and regulation	104
World market	13

About GSK

We have a challenging and inspiring mission to improve the quality of human life by enabling people to do more, feel better and live longer.

GlaxoSmithKline plc was incorporated as an English public limited company on December 6, 1999. We were formed as a merger between Glaxo Wellcome plc and SmithKline Beecham plc. GSK acquired these two English companies on 27 December 2000 as part of the merger arrangements.

Our shares are listed on the London Stock Exchange and the New York Stock Exchange.

+    www.gsk.com

This page

Our scientists work in small, entrepreneurial teams focused on specific diseases or areas of science. (George Brooks)

CEO Sir Andrew Witty hears from patients visiting a hospital in Uganda. (Tom Whipps)

GSK is the Official Laboratory Services Provider for the London 2012 Olympic and Paralympic Games. Our outreach programme Scientists in Sport aims to inspire young people into science by demonstrating the role that science plays in the London 2012 Olympic and Paralympic Games. (David Tett)

Over 15,000 children in seven African countries are taking part in the trial to evaluate our candidate malaria vaccine. (John Michael Maas)

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In the UK we employ more than 300 university students on one-year placements to give them experience in the workplace. Many of our students also support our community programmes. (George Brooks)

In September 2011 Lucozade started a five-year partnership with Vodafone McLaren Mercedes Formula 1. (LAT Photographic/Steven Tee)

www.gsk.com

Here you will find down-loadable PDFs of:

•  Annual Report

•  Corporate Responsibility Report

Head Office and Registered Office

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

United Kingdom

Tel: +44 (0)20 8047 5000

Registered number: 3888792

+ www.gsk.com

Printed on Amadeus 100 Offset, a 100% recycled paper with full FSC certification. All pulps used are made from 100% de-inked, post-consumer waste and are Elemental Chlorine Free (ECF). The manufacturing mill holds the ISO 14001 and EU Eco-label certificates for environmental management. The mill has zero landfill and extremely low carbon emissions, leading the WWF to approve its papers as the most environmentally sustainable of uncoated recycled paper.